Form 10-K, Exhibit 13
period 1996-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 1997-03-28
CIK 931584

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The Company was incorporated in June 1994 and is the successor by merger to a company (the "Former Company") of the same name, which was incorporated in Pennsylvania in January 1994, for the principal purpose of acquiring substantially all of the idled equipment and related assets (the "Assets") located at the Bridgeville, Pennsylvania, production facility (the "Bridgeville Facility") of Armco Inc. ("Armco"). The Assets had been idle since December 23, 1993. Prior to the merger, the Former Company had no operating history and no material assets.

On August 15, 1994, the Company completed its acquisition of the Assets. On September 9, 1994, the Company completed its first melt of semi-finished steel product, and initial shipments from the facility were made on September 19, 1994. On June 2, 1995, the Company acquired the precision rolled products business ("PRP Business") and five vacuum-arc remelting furnaces and certain ancillary equipment ("VAR Assets") from the Cytemp division of Armco, located in Titusville, Pennsylvania. The PRP Business involves primarily the manufacture of stationary parts for power generation and aerospace uses. The VAR Assets were a cost center of the Cytemp division with operations unrelated to the PRP Business.

Results of Operations

An analysis of the Company's operations is as follows (dollars in thousands):




                                          1996                               1995                                      1994

                               Amount          %             Amount         %                 Amount                  %
------------------------------------------------------------------------------------------------------------------------------
Net sales

  Stainless steel            $46,903           77.8%       $38,292         81.5%            $ 4,192                   73.0%

  Tool steel                 8,019             13.3        4,080            8.7               1,212                   21.1

  Conversion services        3,804              6.3        3,272            7.0                 188                    3.3

  Other                      1,532              2.6        1,348            2.8                 151                    2.6
------------------------------------------------------------------------------------------------------------------------------
    Total net sales          60,258           100.0        46,992         100.0               5,743                  100.0
------------------------------------------------------------------------------------------------------------------------------
Cost of products sold

  Raw materials              24,208            40.2        23,728          50.5               3,240                   56.4

  Other                      23,986            39.8        16,591          35.3               2,232                   38.9
------------------------------------------------------------------------------------------------------------------------------
    Total cost of
      products sold          48,194            80.0        40,319          85.8               5,472                   95.3
------------------------------------------------------------------------------------------------------------------------------
Plant startup costs          -                  0.0        -                0.0                 273                    4.7
------------------------------------------------------------------------------------------------------------------------------
Gross profit (loss)          $12,064           20.0%       $ 6,673         14.2%            $    (2)                   0.0%
------------------------------------------------------------------------------------------------------------------------------


Net sales by market segment are as follows (dollars in thousands):


                                                  1996                                1995                               1994

                                      Amount            %              Amount            %                 Amount          %
-----------------------------------------------------------------------------------------------------------------------------------
Rerollers                           $29,896             49.6%        $27,216            57.9%            $3,491            60.8%

Service centers                     10,503              17.4         4,493               9.6             1,212             21.1

Original equipment manufacturers    8,168               13.6         4,062               8.6             -                   -

Forgers                             7,797               12.9         7,829              16.7             624               10.9

Conversion                          3,804                6.3         3,272               7.0             188                3.3

Miscellaneous                       90                   0.2         120                 0.2             228                3.9
-----------------------------------------------------------------------------------------------------------------------------------
                                    $60,258            100.0%        $46,992           100.0%            $5,743           100.0%
-----------------------------------------------------------------------------------------------------------------------------------



1996 Results as Compared to 1995 The increase in net sales in 1996 reflects the June 1995 acquisition of the PRP Business and VAR Assets, along with an increase in shipments of stainless steel to rerollers and original equipment manufacturers and of tool steel to service centers. The Company shipped approximately 40,300 tons in 1996, compared to shipments of 32,700 tons in 1995. The increase in net sales of stainless steels was achieved despite lower pricing of stainless steel long products due to competition from imports. The net sales increase to original equipment manufacturers reflects rising demand for the Company's products from the power generation sector, as well as the PRP Business acquisition, while the higher service center sales reflect an increase in the Company's tool steel customer base. The 1995 sales were unfavorably affected by the approximately six-week production halt of the universal rolling mill at the Bridgeville Facility in July and August of that year.

Cost of products sold, as a percentage of net sales, decreased in 1996 as compared to 1995 primarily due to lower acquisition costs for the Company's primary raw materials, an increase in tool steel shipments and an improved sales mix within the stainless steel product lines. The 1995 percentage was unfavorably affected by the universal rolling mill production halt described above.

Selling and administrative expenses increased from $3.5 million in 1995 to $4.5 million in 1996. The increase primarily relates to insurance costs and the addition of personnel as a result of the continued growth of the business, including the acquisition of the PRP Business and VAR Assets.

Interest and other income increased to $211,000 in 1996 in comparison to $177,000 in 1995, primarily due to cash available for investing purposes during the respective periods. The increased cash availability in 1996 is directly related to the sale of 1,700,000 shares of Common Stock in a public offering completed in November 1995. The public offering proceeds were utilized to fund the Company's capital expenditure program. In addition, the Company was not required to borrow funds under its $6.5 million revolving line of credit, which resulted in a decrease in interest and other financing costs from $416,000 in 1995 to $131,000 in 1996.

The effective income tax rate utilized in 1996 was 37.0% in comparison to 8.1% in 1995. The lower effective income tax rate in 1995 reflects the recognition of the benefit from net operating loss carryforwards generated in 1994.

1995 Results as Compared to 1994 The increase in net sales in 1995 is directly related to the continued growth of the business since the Company's inception. The Company shipped approximately 32,700 tons in 1995, compared to shipments of 4,300 tons in 1994. Shipments were favorably affected by the June 2, 1995 acquisition of the PRP Business and the VAR Assets. Shipments were adversely affected by the approximately six-week production halt, in July and August 1995, of the universal rolling mill at the Bridgeville Facility. Sales prices per ton improved in 1995 over 1994 primarily due to an improved sales mix within the stainless steel product line.

Cost of products sold, as a percent of sales, decreased in 1995 as compared to 1994 primarily due to increased volumes, the implementation of price surcharges to mitigate fluctuations in the market value of the Company's primary raw materials (basic scrap, nickel, chrome and molybdenum) and the improved sales mix within the stainless steel product line, complemented by a substantial increase in conversion services. The 1995 percentage was unfavorably affected by the universal rolling mill production halt described above.

During its startup phase, the Company purchased raw materials in order to support the production schedule developed from the order backlog. As a result of capital constraints placed on the Company due to cash outlays required prior to the December 1994 initial public offering, the Company did not have sufficient funds to purchase its raw material needs on its growing book of business that extended into mid-February 1995. These events occurred at a time when raw material costs were rapidly rising and were further exacerbated by various operational delays that occurred and were subsequently corrected during the plant "shakedown" period. Therefore, the timing of the raw material purchases caused the Company to produce orders at lower-than-expected margins in this early period. With a view to further developing its customer relationships, however, the Company decided to fulfill its order requirements at the originally established prices. Subsequently, the Company's selling price increases and surcharges helped offset raw material price increases in 1995. In addition, the Company completed negotiations with respect to certain raw material suppliers, resulting in arrangements that permit the Company to purchase certain raw materials at set prices for up to 30 to 90 days, which may provide short-term protection from increases in future raw material prices, although there can be no assurance in that regard.

The increase experienced in selling and administrative expenses between 1994 and 1995 was primarily due to the continued growth of the business, including the acquisition of the PRP Business and the VAR Assets.

Interest income was earned on the cash received from two public offerings that was invested in high-grade, short-term investments.

Interest and other financing costs primarily related to the cost of borrowed funds under the revolving line of credit and other debt instruments and the amortization of deferred financing costs associated with the negotiation and execution of loan agreements. The increase in 1995 was primarily due to increased borrowing activity prior to the Company's November 1995 public offering.

The effective income tax rate of 8.1% in 1995 was a direct result of the Company's ability to utilize all of the Company's available net operating loss carryforwards generated in 1994. Considering the lack of an operating history to support the realization of the deferred tax assets at December 31, 1994, the Company provided a valuation allowance of 100% against its net deferred tax asset balance of $938,000. This valuation allowance was reversed in 1995.

The Company elected to apply a portion of the net proceeds from the December 1994 public offering to prepay its long-term debt, resulting in an extraordinary gain of $101,000. The Company also elected to terminate a bank loan agreement that required the write-off of the unamortized deferred financing costs ($523,000) and the payment of a termination fee and other expenses ($212,000). The net loss from these early extinguishments of debt are reflected in the statement of operations as extraordinary items.

Liquidity and Capital Resources

In 1996, the Company generated cash flow from operations of $3.6 million despite continuing increases in accounts receivable and inventory as a result of sales growth. The preoperating activities and operations of the Company used cash in the amount of $4.3 million during 1994 and $1.9 million during 1995, which resulted from the Company's 1994 net loss and the increase in working capital levels.

At December 31, 1996, working capital approximated $16.0 million, as compared to $19.1 million at December 31, 1995. The ratio of current assets to current liabilities at December 31, 1996 and 1995, was 3.0:1 and 4.0:1, respectively. The debt to capitalization ratio was 8% at December 31, 1996, and 2% at December 31, 1995. The decrease in working capital was attributable to capital expenditures incurred, which were partially offset by cash provided from operations and financing activities.

Capital Expenditures and Investments The Company's capital expenditures were approximately $11.4 million and $3.0 million for the years ended December 31, 1996 and 1995, respectively, which primarily related to the Company's 1995-96 capital expenditure program estimated at $15.0 million. Capital expenditures in 1997 are expected to approximate $9.0 million, of which $2.1 million relate to the completion of projects at the electric arc furnace and universal rolling mill. These expenditures are expected to be funded substantially from internally generated funds.

PNC Working Capital Agreement On January 31, 1996, the Company entered into an amended and restated credit agreement in which PNC Bank agreed to make available a revolving credit facility through April 1998 ("PNC Line") for working capital purposes in an amount not to exceed $6.5 million. Interest charged on the unpaid principal balance under the PNC Line is paid at an annual rate equal to PNC Bank's prime rate plus 0.25%. The Company must also pay a 0.5% per annum usage fee on the daily unused portion of the revolving line of credit. The PNC Line is secured by substantially all the Company's assets and a leasehold mortgage on the premises leased by the Company from Armco. The PNC working capital agreement also contains financial covenants and restrictive covenants that place certain limits on the Company's ability to incur additional indebtedness, issue guarantees, encumber any of its assets and properties, issue dividends, dispose of and acquire assets and fund capital expenditures. There were no borrowings under the PNC Line during 1996.

Government Financing Programs The Company has entered into three separate loan agreements with the Commonwealth of Pennsylvania's Department of Commerce aggregating $1.1 million with terms ranging from seven to twenty years. The Company also entered into a ten-year loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1.5 million. The loans bear interest at rates ranging from 5% to 6% per annum.

Environmental Matters The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the acquisition of the Assets at the Bridgeville Facility, Armco agreed to retain responsibility for liabilities asserted against Armco under environmental laws with respect to environmental conditions existing at the Bridgeville Facility prior to commencement of the long-term net lease of that facility with Armco on August 15, 1994, and to indemnify the Company up to $6.0 million in the aggregate over ten years. Such indemnification expires on August 15, 2004. Certain environmental conditions, that were identified as having existed as of August 15, 1994, have been or are in the process of being remediated by Armco at its expense.

In connection with the Company's June 2, 1995 agreement with Armco to purchase the PRP Business, the VAR Assets and a parcel of real property located at Titusville, Armco agreed to indemnify the Company up to $3.0 million in the aggregate for liabilities under environmental laws arising out of conditions on or under the Titusville property existing prior to June 2, 1995. Armco's obligation to indemnify the Company for any liabilities arising out of environmental conditions existing off-site as of June 2, 1995, is not subject to the $3.0 million limitation.

Management is not aware of any financial difficulties being experienced by Armco that would prevent its performance under the acquisition agreements. In addition, management is not aware of any environmental conditions or the incurrence of other liabilities at the Bridgeville or Titusville facilities, for which Armco has agreed to indemnify the Company nor of any environmental condition requiring remediation and affecting the Company other than those identified in the preceding discussion.

Short- and Long-Term Liquidity The Company expects to meet substantially all of its short-term liquidity requirements with internally generated funds. In addition, the Company has $6.5 million available under the PNC Line. As the demand for the Company's products increases, the probability for borrowings under the PNC Line will likely increase.

The Company's long-term liquidity also depends upon its ability to obtain additional orders from its customers, attract new customers and control costs during periods of low demand or pricing in the event of a downturn in general economic conditions.

General Actual results will be affected by a wide range of factors including timing, cancellation or delay of customer orders; changes in product mix; the Company's limited operating history; the concentrated nature of the Company's customer base to date and the Company's dependence on its significant customers; the Company's reliance on certain critical manufacturing equipment; the significant fluctuations that may occur in raw material prices; and the Company's ongoing requirement for continued compliance with environmental laws. Any unfavorable change in the foregoing or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. Many of these factors are not within the Company's control, and there can be no assurances regarding the Company's future sales or earnings.

Report of Independent Accountants

To the Board of Directors and Stockholders of Universal Stainless & Alloy Products, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc., and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995, and for the preoperating and operating periods ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As more fully discussed in Note 1, the Company acquired substantially all of the idled equipment and related assets of Armco Inc.'s Stainless & Alloy Products Division located at Bridgeville, Pennsylvania, pursuant to an Asset Purchase Agreement with Armco Inc. The Company had no operating history prior to August 15, 1994.




Price Waterhouse LLP
Pittsburgh, Pennsylvania
January 20, 1997

CONSOLIDATED STATEMENT OF OPERATIONS


                                                   )                                                For the Preoperating and
                                                           For the                 For the            Operating Periods
                                                          Year Ended             Year Ended          Ended December 31,
(Dollars in thousands, except per share information   December 31, 1996       December 31, 1995             1994
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                       $60,258                 $46,992                 $ 5,743

Cost of products sold                                            48,194                  40,319                   5,472

Plant startup costs                                                   -                       -                     273
---------------------------------------------------------------------------------------------------------------------------
Gross profit (loss)                                              12,064                   6,673                     (2)

Selling and administrative expenses                               4,533                   3,471                   1,211

Organizational expenses                                               -                       -                     442
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                           7,531                   3,202                 (1,655)

Interest and other income                                           211                     177                      25

Interest and other financing costs                                  131                     416                     212
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes and extraordinary items                7,611                   2,963                 (1,842)

Provision for income taxes                                        2,818                     240                       -
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary items                          4,793                   2,723                 (1,842)

Extraordinary items (Note 4)                                          -                       -                   (634)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $ 4,793                 $ 2,723                $(2,476)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share of Common Stock:

Before extraordinary items                                      $  0.76                 $  0.57                 $(0.62)

Extraordinary items                                                   -                       -                  (0.22)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $  0.76                 $  0.57                $ (0.84)
---------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares of

  Common Stock outstanding                                    6,270,952               4,745,384               2,935,646
---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET


(Dollars in thousands)                                         December 31, 1996                December 31, 1995
--------------------------------------------------------------------------------------------------------------------------
Assets

Current assets

Cash and cash equivalents                                                 $ 4,219                          $10,038

Accounts receivable (less allowance for

  doubtful accounts of $238 and $178)                                       9,409                            7,832

Inventory (Note 2)                                                          9,784                            7,105

Prepaid expenses                                                              629                              470
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                                       24,041                           25,445

Property, plant and equipment, net (Note 3)                                17,810                            6,664

Other assets                                                                  247                              328
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                              $42,098                          $32,437
--------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

Current liabilities

Trade accounts payable                                                    $ 5,857                          $ 5,077

Current portion of long-term debt (Note 4)                                    260                               73

Accrued employment costs (Note 8)                                           1,403                              687

Other current liabilities                                                     540                              325
--------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                   8,060                            6,162

Long-term debt (Note 4)                                                     2,534                              462

Deferred taxes (Note 6)                                                     1,007                              222
--------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                          11,601                            6,846
--------------------------------------------------------------------------------------------------------------------------



Commitments and contingencies (Note 10)

Stockholders' equity (Note 7)


Senior Preferred Stock, par value $.001 per share; liquidation value $100 per share; 2,000,000 shares authorized; and 0 shares issued and
    outstanding                                                                 _                                _

Common Stock, par value $.001 per share;
10,000,000 shares authorized; 6,283,734 and
6,270,000 shares issued and outstanding                                         6                                6

Additional paid-in capital                                                 25,451                           25,338

Retained earnings                                                           5,040                              247
--------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                 30,497                           25,591
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                $42,098                          $32,437
--------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                           For the                 For the          For the Preoperating and
                                                          Year Ended             Year Ended         Operating Periods Ended
(Dollars in thousands)                                December 31, 1996       December 31, 1995       December 31, 1994
---------------------------------------------------------------------------------------------------------------------------
Cash flows from preoperating and operating activities:

Net income (loss)                                           $ 4,793                 $ 2,723               $ (2,476)

Adjustments to reconcile to net cash provided by operating activities:

    Depreciation and amortization                               541                     304                     133

    Deferred taxes                                              728                   (205)                       -

    Extraordinary items                                           -                       -                     634

Changes in assets and liabilities:

    Accounts receivable, net                                (1,577)                 (4,302)                 (3,530)

    Inventory                                               (2,679)                 (1,385)                 (4,066)

    Accounts payable                                            780                     515                   4,562

    Accrued employment costs                                    716                     513                     174

    Other, net                                                  339                    (95)                     269
---------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by preoperating
    and operating activities                                  3,641                 (1,932)                 (4,300)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:

Acquisition of assets through purchase agreements                 -                   (859)                 (1,850)

Capital expenditures                                       (11,409)                 (3,039)                   (132)
---------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                      (11,409)                 (3,898)                 (1,982)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:

Proceeds from issuance of long-term debt
    to related party                                              -                       -                   2,000

Proceeds from issuance of long-term debt                      2,114                     500                       -

Long-term debt repayment                                      (125)                   (969)                 (3,634)

Proceeds from issuance of Common Stock                           18                  13,993                  11,296

Proceeds from issuance of Senior Preferred Stock
    to related party                                              -                       -                   2,000

Redemption of Senior Preferred Stock from related
     party                                                        -                       -                 (2,000)

Borrowings under revolving line of credit                         -                  43,429                   2,874

Repayments under revolving line of credit                         -                (44,147)                 (2,156)

Restricted cash                                                   -                   2,000                 (2,000)

Deferred financing costs                                       (58)                    (61)                   (975)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                     1,949                  14,745                   7,405
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                             (5,819)                   8,915                   1,123

Cash at beginning of period                                  10,038                   1,123                       -
---------------------------------------------------------------------------------------------------------------------------
Cash at end of period                                       $ 4,219                 $10,038                 $ 1,123
---------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:

Interest                                                    $    72                 $   363                 $    85

Income taxes                                                $ 1,888                 $   340                $      -
---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Significant Accounting Policies

Description of the Company Universal Stainless & Alloy Products, Inc. (the "Company") was incorporated in June 1994 and is the successor by merger (the "Merger") to a corporation incorporated in January 1994 (the "Former Company") for the principal purpose of acquiring substantially all of the idled equipment and related assets (the "Assets") located at the Bridgeville, Pennsylvania, production facility of Armco Inc. ("Armco"). On August 15, 1994, the Company entered into an Asset Purchase Agreement (the "Asset Agreement") with Armco to purchase the Assets. Pursuant to the Asset Agreement, the Company paid Armco $1,850,000 in cash and issued a subordinated two-year note in the principal amount of $1,850,000 plus interest commencing on August 15, 1994. The acquisition of the Assets was accounted for under the purchase method. The fair value of the Assets estimated at approximately $8,000,000 exceeded the purchase price. Accordingly, the purchase price, adjusted for the discounted value of the 1994 Armco Note, was allocated as follows (dollars in thousands):



--------------------------------------------------------------------------------------------------------------------------
Inventory                                                             $1,084

Property, plant and equipment                                          2,460
--------------------------------------------------------------------------------------------------------------------------
                                                                      $3,544
--------------------------------------------------------------------------------------------------------------------------


From January 1994 through August 15, 1994, the assets and activities of both the Company and the Former Company were devoted to various organizational and financing activities. Consequently, for financial statement purposes, August 15, 1994, is deemed to be the inception date of the Company. Upon execution of the Asset Agreement, the Company began to solicit and accept customer orders and on September 9, 1994, the Company completed its first melt of semi-finished steel product with initial deliveries shipped on September 19, 1994 (the conclusion of the preoperating period). In June 1995, the Company acquired the PRP Business and the VAR Assets, described in Note 11.

The Company manufactures and markets semi-finished specialty steels and precision cold-rolled products, including stainless steel, tool steel and certain other alloyed steels. The Company's manufacturing process involves melting, remelting, treating and hot and cold rolling of semi-finished specialty steels. The Company's products are sold to rerollers, forgers, service centers and original equipment manufacturers, which primarily include the power generation and aerospace industries. The Company also provides conversion services on materials supplied by customers that lack certain of the Company's production facilities or that are subject to their own capacity constraints.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents Cash equivalents are stated at cost plus accrued interest, which approximates market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase.

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company limits its credit risk associated with cash and cash equivalents by placing its investments in high-grade short-term instruments. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral.

Net sales from the Company's largest customer and its affiliate were approximately 44% and 42% of total 1996 and 1995 sales, respectively. The accounts receivable balances from the same customer comprised approximately 23% and 24% of total accounts receivable at December 31, 1996 and December 31, 1995, respectively. Net sales from the Company's three largest customers, which individually exceeded 10% of sales, were approximately 38%, 12% and 12%, respectively, of total 1994 sales.

Inventories Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out (FIFO) method. Such costs include the acquisition cost for raw materials and supplies, direct labor and applied manufacturing overhead.

Scrap metal together with alloy additives, principally nickel, chrome and molybdenum, currently account for more than 50% of the Company's total cost of products sold. A substantial portion of the alloy additives is available only from foreign sources, some of which are located in countries that may be subject to unstable political and economic conditions. Those conditions might disrupt supplies or affect the prices of the raw materials used by the Company. The Company has implemented sales price surcharges to help offset the impact of raw material price fluctuations.

Operating materials consist of production molds and rolls that will normally be consumed within one year and are accounted for as inventory.

Property, Plant and Equipment Property, plant and equipment is recorded at cost. Maintenance and repairs are charged to expense as incurred, and costs of improvements and renewals are capitalized. Costs incurred in connection with the construction or major rebuild of facilities, including interest directly related to the project, are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service.

Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of plant and equipment range from three to twenty years.

The Company's manufacturing processes are dependent upon certain pieces of specialty steelmaking equipment, such as the Company's electric arc furnace and universal rolling mill. In the event a critical piece of equipment should become inoperative as a result of an unexpected equipment failure, there can be no assurance that the Company's operations would not be substantially curtailed.

Revenue Recognition Revenue from the sale of products is recognized upon passage of title to the customer, which in most cases coincides with shipment of the related products or the performance of conversion services.

Earnings Per Share Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year, plus common equivalent shares outstanding if the common equivalent shares are dilutive. Common equivalent shares include dilutive stock options and warrants as if the options and warrants were exercised and the proceeds used to acquire common stock. The amount of common equivalent shares was less than 3% of the weighted average number of common shares outstanding and therefore excluded from the calculation.

Reclassifications Certain prior year amounts have been reclassified to conform with the 1996 presentation.

Note 2

Inventories

The major classes of inventories are as follows (dollars in thousands):


                                                  December 31, 1996         December 31, 1995
----------------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                 $1,715                    $1,473

Semi-finished steel products                                6,205                     4,278

Operating materials                                         1,864                     1,354
----------------------------------------------------------------------------------------------------------------------------
Total inventory                                            $9,784                    $7,105
----------------------------------------------------------------------------------------------------------------------------


Note 3

Property, Plant and Equipment

Property, plant and equipment consists of the following (dollars in thousands):




                                                           December 31, 1996  December 31, 1995
------------------------------------------------------------------------------------------------
Land and land improvements                                        $   674             $  327

Buildings                                                           1,248                550

Machinery and equipment                                            12,746              4,911

Construction in progress                                            3,898              1,140
------------------------------------------------------------------------------------------------

                                                                   18,546              6,928

Accumulated depreciation                                            (736)              (264)
------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                $17,810             $6,664
------------------------------------------------------------------------------------------------



Property, plant and equipment includes a capital lease with Armco for the land and certain buildings and structures located in Bridgeville. The lease is for a ten-year term commencing on August 15, 1994, with three five-year options to renew on the same terms at the Company's discretion at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property. The Company also has an option under the lease to buy substantially all of the leased premises for $1 at any time during the term of the Armco Lease prior to August 15, 2015.

Note 4

Long-Term Debt and Other Financing

Long-term debt consists of the following (dollars in thousands):


                                                           December 31, 1996  December 31, 1995
------------------------------------------------------------------------------------------------
Government debt                                                    $2,528               $490

Capital lease obligations                                             266                 45
------------------------------------------------------------------------------------------------

                                                                    2,794                535

Less amounts due within one year                                    (260)               (73)
------------------------------------------------------------------------------------------------
Total long-term debt                                               $2,534               $462
------------------------------------------------------------------------------------------------



On January 31, 1996, the Company entered into an amended and restated credit agreement with PNC Bank for a $6,500,000 revolving credit facility through April 1998, secured by substantially all of the Company's assets (PNC Line). Available borrowings under the PNC Line are based upon a formula related to the Company's eligible accounts receivable and inventory. Interest on amounts outstanding under the PNC Line is to be paid at an annual rate of the PNC Bank prime rate plus 0.25%. The Company must also pay a 0.5% per annum usage fee on the daily unused portion of the revolving line of credit. The PNC Line also contains certain financial covenants throughout its term, including covenants that require the Company to maintain certain levels of net worth, working capital and other financial ratios. In addition, the PNC Line limits the amount of capital expenditures the Company may incur and restricts the payment of dividends on its issued and outstanding Senior Preferred Stock and Common Stock during each year of the agreement.

The Company has entered into three separate loan agreements with the Commonwealth of Pennsylvania's Department of Commerce aggregating $1,100,000 with terms ranging from seven to twenty years. The Company also entered into a ten-year loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000. The loans bear interest at rates ranging from 5% to 6% per annum. The annual required principal and interest payments under these loan agreements for each of the next five years approximate $340,000.

The Company has entered into capital lease obligations for the purchase of certain equipment. The future minimum lease payments as of December 31, 1996, approximate $82,000 in each year ending December 31, 1997 and 1998, and $77,000, $67,000 and $11,000 in the years ending December 31, 1999, 2000 and 2001, respectively. The interest portion of the future minimum lease payments approximates $21,000.

The Company elected to apply a portion of the net proceeds from the December 1994 public offering to prepay its long-term debt, resulting in an extraordinary gain of $101,000. The Company also elected to terminate a bank loan agreement that required the write-off of the unamortized deferred financing costs ($523,000) and the payment of a termination fee and other expenses ($212,000). The net loss from these early extinguishments of debt is reflected in the statement of operations as extraordinary items.


Note 5

Retirement Plans

The Company has defined contribution retirement plans that cover substantially all employees. The Company's contributions to the hourly employee plan are based on time worked while contributions to the salaried plan are established as a fixed amount per month. Company contributions to both plans are funded at six-month intervals. The total expense for the years ended December 31, 1996 and 1995, and the preoperating and operating periods ended December 31, 1994, was $192,000, $127,000 and $28,000, respectively.

No other post-retirement benefit plans exist.


Note 6

Income Taxes

Components of the provision for income taxes are as follows (dollars in thousands):


                                      December 31, 1996               December 31, 1995          December 31, 1994
---------------------------------------------------------------------------------------------------------------------
Current provision:

  Federal                                     $1,869                           $385                    $---

  State                                          221                             60                     ---
---------------------------------------------------------------------------------------------------------------------
                                               2,090                            445                     ---

Deferred provision (benefit):                                                                           ---

  Federal                                        654                          (185)                     ---

  State                                           74                           (20)                     ---
---------------------------------------------------------------------------------------------------------------------
                                                 728                          (205)                     ---
---------------------------------------------------------------------------------------------------------------------
Provision for income taxes                    $2,818                           $240                    $---
---------------------------------------------------------------------------------------------------------------------


A reconciliation of the federal statutory tax rate and the Company's effective tax rate is as follows:


                                             December 31, 1996       December 31, 1995        December 31, 1994
--------------------------------------------------------------------------------------------------------------------
Federal statutory tax                                    34.0%                   34.0%                    (34.0%)

State income taxes, net of federal benefit                 2.9                     5.5                       ---


                                                       -12-






Effect of valuation allowance adjustments                  ---                  (31.7)                      34.0

Other, net                                                 0.1                     0.3                       ---
--------------------------------------------------------------------------------------------------------------------
Effective tax rate                                       37.0%                    8.1%                      0.0%
--------------------------------------------------------------------------------------------------------------------


Deferred taxes result from the following (dollars in thousands):



                                                    December 31, 1996                       December 31, 1995
--------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:

  Receivables                                              $  100                                    $ 67

  Inventory                                                   109                                      70

  Organizational expenses                                     145                                     197

  Accrued liabilities                                         130                                      93
--------------------------------------------------------------------------------------------------------------------------
                                                           $  484                                    $427
--------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:

  Property, plant and equipment                            $1,007                                    $222
--------------------------------------------------------------------------------------------------------------------------
                                                           $1,007                                    $222
--------------------------------------------------------------------------------------------------------------------------



The ultimate realization of the deferred tax assets depends on the Company's ability to generate sufficient taxable income in the future. Considering the lack of an operating history to support the realization of the deferred tax assets, the Company provided a valuation allowance of 100% against net deferred tax assets of $938,000, as of December 31, 1994. The entire valuation allowance was reversed in 1995 based on the generation of taxable income for 1995 and management's belief that the Company will generate sufficient taxable income in the future to realize the deferred tax assets.

Note 7

Stockholders' Equity


                                     Preferred          Common                                           Additional         Retained
                                       Shares           Shares           Preferred          Common          Paid-In         Earnings
          (Dollars in thousands)    Outstanding      Outstanding             Stock           Stock          Capital        (Deficit)
------------------------------------------------------------------------------------------------------------------------------------
Beginning balance                       ---         ---              $---            $---            $---             $---

Common Stock issuance                               2,750,000                        3               11

Senior Preferred Stock issuance        20,000                                                        2,000

Net loss --                                                                                                           (442)
  preoperating period
------------------------------------------------------------------------------------------------------------------------------------
Balance at August 15, 1994             20,000       2,750,000        ---             3               2,011            (442)

Private placement of                                137,500                                          532
  Common Stock

Common Stock issuance under
  Employee Stock Plan                               6,900                                            55


                                                       -13-






Initial public offering of
  Common Stock                                      1,625,000                        2               10,748

Senior Preferred
  Stock redemption                    (20,000)                                                       (2,000)

Net loss --                                                                                                           (273)
  preoperating period

Net loss --                                                                                                           (1,761)
  operating period
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994            ---         4,519,400        ---             5               11,346           (2,476)

Initial public offering of
  Common Stock                                      50,600                                           353

Second public offering of
  Common Stock                                      1,700,000                        1               13,737

Registration of private
  placement shares                                                                                   (98)

Net income                                                                                                            2,723
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995            ---         6,270,000        $---            $6              $25,338          $  247

Common Stock issuance under
  Employee Stock Plan                               11,300                           ---             95

Common Stock issuance under
  Employee Stock Purchase Plan                      2,434                                            18

Net income                                                                                                            4,793
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996            ---         6,283,734        $---            $6              $25,451          $5,040
------------------------------------------------------------------------------------------------------------------------------------


In January 1994, the Former Company issued a total of 9,000 shares of Common Stock and in June 1994, the Company initially issued 1,297,500 shares of Common Stock to the initial stockholders. In August 1994, the Company issued to Herbert
V. Turk 432,500 shares of Common Stock. In connection with the Merger, the stockholders of the Former Company received 1,020,000 shares of Common Stock in exchange for all of the issued and outstanding shares of the Former Company.

The Senior Preferred Stock was issued by the Company to Mr. Turk, an existing stockholder of the Company, in return for $2,000,000 in cash. The Company redeemed all outstanding shares of Senior Preferred Stock at $100 per share on December 22, 1994.

On October 14, 1994, the Company completed a private placement of 137,500 shares of Common Stock of the Company at a sales price of $4.00 per share. The net proceeds to the Company from this financing were approximately $532,000. On December 1, 1995, the Company completed a registration statement at the request of the stockholder at a cost of $98,000.

On December 22, 1994, the Company completed its initial public offering of 1,625,000 shares of Common Stock of the Company at a sales price of $8.00 per share.

In connection with the initial public offering, the underwriters received warrants, which expire on December 14, 1999, to purchase 162,500 shares of the Company's Common Stock at an exercise price of $10.80 per share. On February 3, 1995, the Company sold an additional 50,600 shares pursuant to the underwriters' over-allotment option to purchase an additional 243,750 shares of Common Stock. The net proceeds to the Company from this sale approximated $353,000.

On November 22, 1995, the Company completed a second public offering of 1,700,000 shares of Common Stock of the Company at a sale price of $9.00 per share. In connection with the second public offering, certain original stockholders sold an additional 600,000 shares of the Company's Common Stock.

On October 6, 1994 and on May 22, 1996, the Company's Board of Directors adopted employee stock plans for the purpose of issuing 100 shares of Common Stock of the Company at no cost to the eligible employees. Non-executive employees not eligible for stock options under the 1994 Stock Incentive Plan, described in
Note 8, were eligible employees under the Plans. The Company issued 6,900 and 11,300 shares of the Company's Common Stock in 1994 and 1996, respectively. The costs of these issuances were recorded as compensation expense. These plans were terminated.

Note 8

Stock Compensation Plans

At December 31, 1996, the Company has two stock-based compensation plans that are described below.

Incentive Compensation Plan

On September 23, 1994, the Company's Board of Directors adopted the Company's 1994 Stock Incentive Plan as amended (the "1994 Plan") for the purpose of issuing stock options to non-employee directors, other than directors owning more than 5% of the Company's outstanding Common Stock, officers and other key employees of the Company who are expected to contribute to the Company's future growth and success. Under the 1994 Plan, the Company may grant options with respect to a maximum of 650,000 shares of Common Stock. Options granted to non-employee directors vest over a three-year period, and options granted to employees vest over a four-year period. All options under the 1994 Plan will expire no later than ten years after the grant date.

A summary of the 1994 Plan activity as of and for the years ended December 31, 1996, 1995 and 1994 is presented below:


                                                1996                               1995                            1994

                                                                                                                        Weighted
                                                 Weighted-Average                  Weighted-Average                     Average
                                     Number       Exercise Price       Number       Exercise Price       Number      Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Fixed Options

  Outstanding at beginning of year 208,000             $9.63         60,000               $8.00        ---                 $---

  Granted                          130,000              8.54         150,000              10.28        60,000                8.00

  Forfeited                        (2,500)             10.25         (2,000)               9.50        ---                  ---

  Outstanding at end of year       335,500              9.20         208,000               9.63        60,000                8.00



  Options exercisable at year-end  108,875                           20,000

  Weighted-average fair value of
   options granted during the year $4.88                             $4.97
------------------------------------------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at December 31, 1996.



                                                Options Outstanding                      Options Exercisable

                        Number        Weighted-Average
    Range of         Outstanding          Remaining         Weighted-Average         Number        Weighted-Average
 Exercise Prices     at 12/31/96      Contractual Life       Exercise Price       Exercisable       Exercise Price

$8.00 to $11.25        335,500               8.9                  9.20              108,875              9.02


Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase shares of the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. At December 31, 1996, the end of the initial purchase period under the Plan, the Company issued 2,434 shares of Common Stock to 33 employees at $7.44 per share.

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:



                                                                     December 31, 1996              December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
Net income                      As reported                               $4,793                          $2,723

                                Pro forma                                 $4,608                          $2,651

Earnings per share              As reported                               $ 0.76                          $ 0.57

                                Pro forma                                 $ 0.73                          $ 0.56
-----------------------------------------------------------------------------------------------------------------------------



The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 1995 and 1996, respectively; dividend yield of 0.0% for each year; expected volatility of 46.0% and 60.0%; and expected lives for options of five years.

Cash-Incentive Plans

The Company has two management cash-incentive plans covering certain key executives and employees and profit-sharing plans that cover the remaining employees. The management cash-incentive plans provide for payments based on certain annual performance targets. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 1996 and 1995, the Company expensed $1,038,000 and $414,000, respectively, under these plans.

Note 9

Related Party Transactions

Certain stockholders, one of whom serves as a director of the Company, provided services in connection with the acquisition and related financing described in
Note 1. These services primarily related to the negotiation and completion of the Asset Agreement between the Company and Armco, the labor contract with the United Steelworkers of America and certain utility contracts, and securing the financing arrangements described in Note 4. Fees and related expenses for these services are as follows:

Andromeda Enterprises, Inc., a Delaware corporation ("Andromeda"), received $111,000 from the Company for financial consulting services and out-of-pocket expenses performed by Andromeda on behalf of the Former Company and on behalf of the Company. Udi Toledano, a director of the Company and a principal stockholder, is the President of Andromeda and, together with family members, beneficially owns all of its outstanding capital stock.

The Company paid the law firm of Jones, Gregg, Creehan & Gerace $315,000 for legal services and certain other related matters rendered on behalf of the Company and its predecessor in connection with the Asset Agreement. The Company and that law firm also entered into certain mutual general releases at that time. Samuel P. Gerace, Sr., a principal stockholder of the Company, is a partner in Jones, Gregg, Creehan & Gerace.

Note 10

Commitments and Contingencies

The Company, as well as other specialty steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the Asset Agreement, Armco agreed to retain responsibility for liabilities under environmental laws with respect to environmental conditions existing at the Bridgeville Facility prior to the commencement of the Armco Lease and to indemnify the Company up to $6,000,000 in the aggregate over 10 years. Such indemnification expires on August 15, 2004. Certain environmental conditions, which were identified as having existed as of August 15, 1994, have been or are in the process of being remediated by Armco at its expense.

In connection with the PRP/VAR Agreement, Armco agreed to retain responsibility for liabilities under environmental laws with respect to environmental conditions existing at the Titusville Facility prior to June 2, 1995, and to indemnify the Company up to $3,000,000 in the aggregate with respect thereto.

Insofar as the indemnities are the Company's exclusive remedies for environmental claims, the Company will be materially dependent upon those indemnities should any such claims arise. The Armco indemnities do not cover liability for violations of environmental laws stemming from any changes, modifications or amendments to environmental laws after August 15, 1994, with respect to the Bridgeville Facility, and June 2, 1995, with respect to the Titusville Facility. As of December 31, 1996, management was not aware of any environmental law violations not covered under the Asset Agreement or the PRP/VAR Agreement.

The Company has entered into certain equipment leases through December 31, 1996. The operating lease expense incurred was $121,000, $92,000 and $56,000 for the years ended December 31, 1996 and 1995, and the preoperating and operating period ended December 31, 1994, respectively. Future minimum lease payments under non-cancelable operating leases as of December 31, 1996, approximate $129,000 in 1997, $119,000 in 1998, $116,000 in 1999, $68,000 in 2000 and
$10,000 thereafter.

The Company maintains insurance for both property damage and business interruption applicable to its production facilities, including the universal rolling mill. The Company has submitted a claim under these policies related to an electrical component breakdown in a drive motor at the Bridgeville Facility's universal rolling mill, which resulted in an approximately six-week production halt. Management is not able to estimate the probability of the Company receiving proceeds from its insurance carriers at this time. Therefore, no amounts have been recorded in the financial statements for insurance recoveries.


Note 11

Acquisition

On June 2, 1995, the Company and Armco entered into an Asset and Real Property Purchase Agreement (the "Purchase Agreement") pursuant to which the Company agreed to buy the precision rolled products business (the "PRP Business") of Armco's Cytemp division located in Titusville. The acquisition was accounted for under the purchase method. The fair value of the assets acquired, estimated at approximately $2,300,000, exceeded the purchase price, including related acquisition costs, of $1,304,000 and was allocated as follows (dollars in thousands):


--------------------------------------------------------------------------
Inventory                                         $ 448

Property, plant and equipment                       856
--------------------------------------------------------------------------
                                                  $1,304
--------------------------------------------------------------------------


In addition, the Company also purchased for $505,000 certain equipment and operating materials (the "VAR Assets"), which were not related to the PRP Business.

The Company paid to Armco $570,000 in cash at closing and issued Armco a secured promissory note in the principal amount of $950,000. Included are the amounts paid for the additional equipment and operating materials. The promissory note was paid on November 15, 1995.

The following unaudited pro forma combined results of operations for the year ended December 31, 1995, have been prepared assuming that the acquisition of the PRP Business occurred as of January 1, 1995, and is not necessarily indicative of results of operations that would have occurred had the transaction been put into effect at January 1, 1995, or of future results of the combined business. The financial information for the PRP Business represents the historical financial results for the period January 1, 1995, to June 2, 1995.


                                             tsThe             PRP                                 Pro Forma
(Dollars in thousands, except per share amoun  Company         Business        Adjustments         Combined
------------------------------------------------------------------------------------------------------------------------------
Net sales                                      $46,992         $3,045          $ ---               $50,037

Cost of products sold                          40,319          2,451           (531)(a)            42,239
------------------------------------------------------------------------------------------------------------------------------
Gross profit                                   6,673           594             531                 7,798

Selling and administrative expenses            3,471           699             ---                 4,170
------------------------------------------------------------------------------------------------------------------------------
Operating income                               3,202           (105)           531                 3,628

Interest and other income                      177             ---             ---                 177

Interest expense                               (416)           ---             (45)(b)             (461)
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                     2,963           (105)           486                 3,344

Income taxes                                   240             (44)            75(c)               271
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                              $2,723          $(61)           $411                $3,073
------------------------------------------------------------------------------------------------------------------------------
Net income per share of Common Stock           $0.57                                               $0.65
------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding            4,745,384                                           4,745,384
------------------------------------------------------------------------------------------------------------------------------


The following pro forma adjustments were made:

(a) The decrease in cost of products sold to reflect the terms of the new labor agreement with PRP Business employees and lower depreciation charges. The new labor agreement was an integral requirement of the transaction and was effective upon consummation of the Purchase Agreement. The benefits received from the new labor agreement include reductions in hourly labor rates ($220,000) and pensions costs ($258,000) and the elimination of other post retirement employee benefit costs ($46,000). The lower depreciation charge was $7,000, reflecting the new basis in property, plant and equipment as a result of the application of purchase accounting.

(b) The increase in interest expense to reflect the issuance of the 1995 Armco
Note in the principal sum of $950,000 with an assumed annual interest rate of 9.5% to fund the acquisition.

(c) The increase in income taxes to reflect the incremental tax expense to be provided as a result of the adjustments described above.

Note 12

Quarterly Financial Data (unaudited)


(Dollars in thousands, except per share aFirst)Quarter        Second Quarter        Third Quarter          Fourth Quarter
--------------------------------------------------------------------------------------------------------------------------------

1996 Data

Net sales                                $12,609              $14,565               $16,708                $16,376

Gross profit                             1,965                2,878                 3,703                  3,518

Operating income                         962                  1,507                 2,519                  2,543

Net income                               647                  949                   1,552                  1,645

Net income per share                     $  0.10              $    0.15             $ 0.25                 $  0.26


                                                       -18-






1995 Data

Net sales                                $10,605              $13,916               $9,961                 $12,510

Gross profit                             1,060                2,074                 1,242                  2,297

Operating income                         414                  1,210                 223                    1,355

Net income                               275                  817                   382                    1,249

Net income per share                     $  0.06              $  0.18               $ 0.08                 $  0.24



PRICE RANGE OF COMMON STOCK

The Common Stock was accepted for trading on the NASDAQ National Market beginning on August 24, 1995, and from December 14, 1994, the Common Stock had traded on the NASDAQ Small Cap Market. The Common Stock has always traded under the symbol "USAP." The following table sets forth the range of high and low sale prices per share of Common Stock, as reported by the NASDAQ Small Cap Market and the NASDAQ National Market, as the case may be, for the periods indicated below:


                        High             Low
----------------------------------------------------------------------------

Year 1996

First Quarter           $13-3/8          $ 9-1/4

Second Quarter          $12-1/4          $ 8-1/2

Third Quarter           $10-5/8          $ 8-3/4

Fourth Quarter          $  9-1/4         $ 8
----------------------------------------------------------------------------

Year 1995

First Quarter           $10-1/2          $ 8

Second Quarter          $12-7/8          $ 9

Third Quarter           $16              $11-1/4

Fourth Quarter          $13              $ 9
----------------------------------------------------------------------------


The Company has never paid a cash dividend on its Common Stock and currently has no plans to pay dividends in the foreseeable future.

Forward-Looking Information Safe Harbor

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth, cost savings, expanded production capacity, broader product lines, greater capacity to meet customer quality reliability, price and delivery needs, and enhanced competitive posture, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company's filings with the Securities and Exchange Commission during the past 12 months.

Directors, Officers and Management         Officers

Directors                                  Clarence M. McAninch
                                           President and Chief Executive Officer
Bradford C. Bowman
Chief Operating Officer                    Bradford C. Bowman
Universal Stainless &                      Chief Operating Officer
 Alloy Products, Inc.

Daniel J. DeCola, Sr.                      Daniel J. DeCola, Sr.
Vice President, Operations                 Vice President, Operations
Universal Stainless &                      Paul A. McGrath
 Alloy Products, Inc.

Orit Gadiesh                               Director, Employee Relations, General
Chairman of the Board                      Counsel and Secretary
Bain & Company
                                           Richard M. Ubinger
George F. Keane                            Chief Financial Officer and Treasurer
Chairman of the Board
Trigen Energy Corporation                  Management

Clarence M. McAninch                       Anthony J. Biondi
President and Chief Executive Officer      Director, Purchasing and Production
Universal Stainless &                      Planning
 Alloy Products, Inc.

Udi Toledano                               Keith A. Engleka
President                                  Director, Technology
Andromeda Enterprises, Inc.
                                           Christopher S. Reynolds
D. Leonard Wise                            General Manager, PRP Division
President and Chief Executive Officer
Carolina Steel Corporation                 Sales Organization

                                           Shawna M. Dreyer
                                           Thomas P. Lomasney
                                           Cheryl M. Scott
                                           David W. Shaffer
                                           Charles E. Swartzlander

Corporate Information                   Transfer Agent and Registrar

Executive Offices                       Continental Stock Transfer
                                        & Trust Company
Universal Stainless &                   2 Broadway
  Alloy Products, Inc.                  New York, NY 10004
 600 Mayer Street
Bridgeville, PA 15017
412-257-7600                            Stock Listing

Annual Meeting                          NASDAQ Symbol: USAP

The Annual Meeting of Stockholders will be held at 10 a.m. on Wednesday, May 21, 1997, at the Southpointe
Golf Club, Canonsburg, Pa.

Stockholder Information

Universal Stainless & Alloy Products, Inc.'s annual report, Form 10-K and other reports to the Securities and Exchange Commission can be obtained, without charge, by writing to the Chief Financial Officer at the Executive Offices.