Form 10-K, Exhibit 13
period 1997-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 1998-03-31
CIK 931584

                                                                   Exhibit 13.01

Management's
Discussion and
Analysis of Financial
Condition and
Results of Operations

Introduction

The Company was incorporated in 1994 for the principal purpose of acquiring substantially all of the idled equipment and related assets (the "Assets") located at the Bridgeville, Pennsylvania, production facility of Armco Inc. ("Armco"). In June 1995, the Company acquired the precision rolled products business ("PRP Business") and five vacuum-arc remelting furnaces and certain ancillary equipment ("VAR Assets") from the Cytemp division of Armco, located in Titusville, Pennsylvania.

Results of Operations
An analysis of the Company's operations is as follows (dollars in thousands):

                                                                            1997             1996             1995
                                                                      --------------   --------------  ---------------
                                                                       Amount      %    Amount      %    Amount     %
----------------------------------------------------------------------------------------------------------------------
Net sales
Stainless steel                                                       $60,700   74.6%  $46,903   77.8%  $38,292   81.5%
Tool steel                                                             10,467   12.9     8,019   13.3     4,080    8.7
Conversion services                                                     4,834    6.0     3,804    6.3     3,272    7.0
Other                                                                   5,300    6.5     1,532    2.6     1,348    2.8
----------------------------------------------------------------------------------------------------------------------
Total net sales                                                        81,301  100.0    60,258  100.0    46,992  100.0
----------------------------------------------------------------------------------------------------------------------
Cost of products sold
Raw materials                                                          32,601   40.1    24,208   40.2    23,728   50.5
Other                                                                  32,427   39.9    23,986   39.8    16,591   35.3
----------------------------------------------------------------------------------------------------------------------
Total cost of products sold                                            65,028   80.0    48,194   80.0    40,319   85.8
----------------------------------------------------------------------------------------------------------------------
Selling and administrative
 expenses                                                               4,699    5.8     4,533    7.5     3,471    7.4
----------------------------------------------------------------------------------------------------------------------
Operating income                                                      $11,574   14.2%  $ 7,531   12.5%  $ 3,202    6.8%
----------------------------------------------------------------------------------------------------------------------

Net sales by market segment are as follows (dollars in thousands):

                                                                            1997             1996             1995
                                                                      --------------   --------------  ---------------
                                                                       Amount      %    Amount      %    Amount      %
----------------------------------------------------------------------------------------------------------------------
Rerollers                                                             $41,196   50.7%  $29,896   49.6%  $27,216   57.9%
Forgers                                                                13,846   17.0     7,797   12.9     7,829   16.7
Service centers                                                        11,864   14.6    10,503   17.4     4,493    9.6
Original equipment
 manufacturers                                                          9,200   11.3     8,168   13.6     4,062    8.6
Conversion                                                              4,834    6.0     3,804    6.3     3,272    7.0
Miscellaneous                                                             361    0.4        90    0.2       120    0.2
----------------------------------------------------------------------------------------------------------------------
                                                                      $81,301  100.0%  $60,258  100.0%  $46,992  100.0%
----------------------------------------------------------------------------------------------------------------------

Management's
Discussion and
Analysis (continued)

1997 RESULTS AS COMPARED TO 1996 The increase in net sales in 1997 reflects increased shipments to all of the Company's market segments. The Company shipped approximately 55,300 tons in 1997, compared to shipments of 40,300 tons in 1996. The increase in net sales of stainless steels was achieved through increased shipments of long products to the reroller market partially offset by lower pricing due to import competition and lower nickel costs during 1997. Increased shipments to forgers and original equipment manufacturers during 1997 are a result of higher demand for the Company's products from the aerospace and power generation markets. The increase in net sales of tool steel was generated from the Company's growing service center customer base, which increased shipments of plate products. The remaining increase in the Company's net sales for 1997 is primarily attributed to the introduction of several new products within the low-alloy and high-temperature steel families.

Cost of products sold, as a percentage of net sales, remained constant between 1996 and 1997. Decreases in the acquisition costs for the Company's primary raw materials and cost savings generated from completed capital expenditure projects were offset by the impact of lower selling prices in the stainless steel area and higher than expected manufacturing costs related to several new product introductions, as noted above.

Selling and administrative expenses remained relatively constant between 1996 and 1997. This primarily reflected the addition of personnel as a result of the continued growth of the Company's business, which was offset by lower insurance costs.

Other income (expense), net decreased from $80,000 in 1996 to $(136,000) in 1997. The decrease is primarily related to a decrease in interest income earned on cash available for investment and an increase in interest expense due to increased borrowings. The Company used available cash and borrowings to fund capital expenditures incurred during 1996 and 1997.

The effective income tax rate utilized in 1997 and 1996 was 37%.

1996 RESULTS AS COMPARED TO 1995 The increase in net sales in 1996 reflected the June 1995 acquisition of the PRP Business and VAR Assets, along with an increase in shipments of stainless steel to rerollers and original equipment manufacturers and of tool steel to service centers. The Company shipped approximately 40,300 tons in 1996, compared to shipments of 32,700 tons in 1995. The increase in net sales of stainless steels was achieved despite lower pricing of stainless steel long products due to competition from imports. The net sales increase to original equipment manufacturers reflected rising demand for the Company's products from the power generation sector, as well as the PRP Business acquisition, while the higher service center sales reflected an increase in the Company's tool steel customer base. The 1995 sales were unfavorably affected by the approximately six-week production halt of the universal rolling mill at the Bridgeville Facility in July and August of that year.

Management's
Discussion and
Analysis (continued)

Cost of products sold, as a percentage of net sales, decreased in 1996 as compared to 1995 primarily due to lower acquisition costs for the Company's primary raw materials, an increase in tool steel shipments and an improved sales mix within the stainless steel product lines. The 1995 percentage was unfavorably affected by the universal rolling mill production halt described previously.

Selling and administrative expenses increased from $3.5 million in 1995 to $4.5 million in 1996. The increase primarily related to insurance costs and the addition of personnel as a result of the continued growth of the business, including the acquisition of the PRP Business and VAR Assets.

Other income (expense), net increased from $(239,000) in 1995 to $80,000 in 1996, primarily due to cash available for investing purposes during the respective periods. The increased cash availability in 1996 was directly related to the sale of 1,700,000 shares of Common Stock in a public offering completed in November 1995. The public offering proceeds were utilized to fund the Company's capital expenditure program. In addition, the Company was not required to borrow funds under its $6.5 million revolving line of credit during 1996.

The effective income tax rate utilized in 1996 was 37.0% in comparison to 8.1% in 1995. The lower effective income tax rate in 1995 reflected the recognition of the benefit from net operating loss carryforwards generated in 1994.

Liquidity and Capital Resources

The Company generated cash flow from operations in 1997 and 1996 of $1.1 million and $3.6 million, respectively, which reflects increases in net income partially offset by increases in working capital.

At December 31, 1997, working capital approximated $20.1 million, as compared to $16.0 million at December 31, 1996. The ratio of current assets to current liabilities at December 31, 1997 and 1996, was 2.8:1 and 3.0:1, respectively. The debt to capitalization ratio was 13% at December 31, 1997, and 8% at December 31, 1996. The increase in working capital was primarily attributable to increases in accounts receivable and inventory partially offset by an increase in accounts payable as a result of business growth.

CAPITAL EXPENDITURES AND INVESTMENTS The Company's capital expenditures were approximately $8.1 million and $11.4 million in 1997 and 1996, respectively. Capital expenditures in 1998 are expected to approximate $17.0 million, of which $10.0 million relates to the installation of a round-bar finishing facility at the Bridgeville Facility. These expenditures are expected to be funded substantially from internally generated funds and a $15.0 million term loan from PNC Bank.

Management's
Discussion and
Analysis (continued)

PNC CREDIT AGREEMENT On January 30, 1998, the Company entered into the Second Amended and Restated Credit Agreement with PNC Bank for a $6.5 million revolving credit facility through April 2001 (the "PNC Line") and a $15.0 million seven-year term loan (the "PNC Term Loan"), secured by substantially all of the Company's assets. Borrowings under the PNC Term Loan may occur from time to time during 1998 with quarterly principal payments scheduled to commence on March 31, 1999. Interest incurred from borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be reduced based upon the Company maintaining certain financial ratios. In addition, the Company is required to maintain certain levels of net worth, working capital and other financial ratios to limit the amount of capital expenditures the Company may incur and to restrict the payment of dividends.

GOVERNMENT FINANCING PROGRAMS The Company has entered into several separate loan agreements with the Commonwealth of Pennsylvania's Department of Commerce aggregating $1.6 million with terms ranging from seven to twenty years. In 1996, the Company also entered into a ten-year loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1.5 million. The loans bear interest at rates ranging from 5% to 6% per annum.

ENVIRONMENTAL MATTERS The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the acquisition of the Assets, Armco agreed to retain responsibility for liabilities asserted against Armco under environmental laws with respect to environmental conditions existing at the Bridgeville Facility prior to commencement of the long-term net lease of that facility with Armco on August 15, 1994, and to indemnify the Company up to $6.0 million in the aggregate over ten years. Such indemnification expires on August 15, 2004. Certain environmental conditions that were identified as having existed as of August 15, 1994, have been remediated by Armco at its expense.

In connection with the Company's June 2, 1995, agreement with Armco to purchase the PRP Business, the VAR Assets and a parcel of real property located at Titusville, Armco agreed to indemnify the Company up to $3.0 million in the aggregate for liabilities under environmental laws arising out of conditions on or under the Titusville property existing prior to June 2, 1995. Armco's obligation to indemnify the Company for any liabilities arising out of environmental conditions existing off-site as of June 2, 1995, is not subject to the $3.0 million limitation.

Management is not aware of any financial difficulties being experienced by Armco that would prevent its performance under the acquisition agreements. In addition, management is not aware of any environmental conditions or the incurrence of other liabilities at the Bridgeville or Titusville facilities, for which Armco has agreed to indemnify the Company, nor of any environmental condition requiring remediation and affecting the Company other than those identified in the preceding discussion.

Management's
Discussion and
Analysis (continued)

NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way companies report information about operating segments in annual financial statements and requires disclosure of selected information about operating segments in interim financial reports issued to shareholders. The Statement also establishes standards for related disclosures about products and services, geographic areas and major customers. The Statement requires companies to report financial and descriptive information about its reportable operating segments for periods beginning after December 15, 1997. The Company is currently assessing the reportable segments and expects to adopt the Statement and disclose segment information in the annual report for the year ending December 31, 1998. Adoption of the Statement is expected to impact only financial statement disclosures.

YEAR 2000 The Company is engaged in a program to modernize and replace its computerized production control and management information systems. Although not the primary purpose of the program, the new systems will be designed to avoid any Year 2000 problems that might otherwise arise. These systems are expected to be in place before the Year 2000. The Company is also inquiring of its suppliers and others as to their own Year 2000 compliance.

SHORT- AND LONG-TERM LIQUIDITY The Company expects to meet substantially all of its short-term liquidity requirements with internally generated funds and borrowings under the PNC Credit Agreement. At December 31, 1997, the Company had $3.7 million available under the PNC Line. In addition, the Company entered into the $15.0 million PNCTerm Loan on January 30, 1998.

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

Report of
Independent
Accountants

To the Board of Directors and Stockholders of Universal Stainless & Alloy Products, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc., and its subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
Pittsburgh, Pennsylvania
January 19, 1998 except
as to Note 4, which is as of
January 30, 1998

Consolidated
Statement of
Operations


For the Years Ended December 31,                                                                 1997         1996        1995
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share information)

Net sales                                                                                  $   81,301   $   60,258  $   46,992
Cost of products sold                                                                          65,028       48,194      40,319
Selling and administrative expenses                                                             4,699        4,533       3,471
-------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                               11,574        7,531       3,202
Other income (expense), net                                                                      (136)          80        (239)
-------------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                            11,438        7,611       2,963
Provision for income taxes                                                                      4,232        2,818         240
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                 $    7,206   $    4,793  $    2,723
-------------------------------------------------------------------------------------------------------------------------------
Earnings per common share
Basic                                                                                      $     1.15   $     0.76  $     0.57
Diluted                                                                                    $     1.12   $     0.76  $     0.57
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares
 of Common Stock outstanding                                                                6,285,531    6,270,952   4,745,384
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Balance Sheet

December 31,                                                                                  1997     1996
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Assets
Current assets
Cash and cash equivalents                                                                  $   177  $ 4,219
Accounts receivable (less allowance for
 doubtful accounts of $298 and $238)                                                        14,503    9,409
Inventory                                                                                   15,471    9,784
Other current assets                                                                           894      629
-----------------------------------------------------------------------------------------------------------
Total current assets                                                                        31,045   24,041
Property, plant and equipment, net                                                          24,887   17,810
Other assets                                                                                   219      247
-----------------------------------------------------------------------------------------------------------
Total assets                                                                               $56,151  $42,098
-----------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities
Trade accounts payable                                                                     $ 8,001  $ 5,857
Current portion of long-term debt                                                              338      260
Accrued employment costs                                                                     1,704    1,403
Other current liabilities                                                                      916      540
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   10,959    8,060
Long-term debt                                                                               5,441    2,534
Deferred taxes                                                                               1,983    1,007
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                                           18,383   11,601
-----------------------------------------------------------------------------------------------------------

Commitments and contingencies
Stockholders' equity
Senior Preferred Stock, par value $.001 per share;
 liquidation value $100 per share; 2,000,000 shares
 authorized; and 0 shares issued and outstanding                                                --       --
Common Stock, par value $.001 per share;
 10,000,000 shares authorized; 6,290,823
 and 6,283,734 shares issued and outstanding                                                     6        6
Additional paid-in capital                                                                  25,516   25,451
Retained earnings                                                                           12,246    5,040
-----------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                  37,768   30,497
-----------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                 $56,151  $42,098
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Statement of
Cash Flows

For the Years Ended December 31,                                                               1997       1996       1995
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Cash flows from operating activities
Net income                                                                                 $  7,206   $  4,793   $  2,723
Adjustments to reconcile to net cash
 and cash equivalents provided by
 operating activities:
 Depreciation and amortization                                                                1,109        541        304
 Deferred taxes                                                                                 750        728       (205)
Changes in assets and liabilities:
 Accounts receivable, net                                                                    (5,094)    (1,577)    (4,302)
 Inventory                                                                                   (5,687)    (2,679)    (1,385)
 Accounts payable                                                                             2,144        780        515
 Accrued employment costs                                                                       301        716        513
 Other, net                                                                                     336        339        (95)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by
 operating activities                                                                         1,065      3,641     (1,932)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Acquisition of assets through
 purchase agreements                                                                             --         --       (859)
Capital expenditures                                                                         (8,145)   (11,409)    (3,039)
-------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                        (8,145)   (11,409)    (3,898)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Proceeds from issuance of long-term debt                                                        500      2,114        500
Long-term debt repayment                                                                       (300)      (125)      (969)
Proceeds from issuance of Common Stock                                                           65         18     13,993
Borrowings under revolving line of credit                                                    24,922         --     43,429
Repayments under revolving line of credit                                                   (22,137)        --    (44,147)
Restricted cash                                                                                  --         --      2,000
Deferred financing costs                                                                        (12)       (58)       (61)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                     3,038      1,949     14,745
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                              (4,042)    (5,819)     8,915
Cash and cash equivalents at
 beginning of period                                                                          4,219     10,038      1,123
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at
 end of period                                                                             $    177   $  4,219   $ 10,038
-------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of
 cash flow information
Interest                                                                                   $    226   $     72   $    363
Income taxes                                                                               $  3,428   $  1,888   $    340
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the
Consolidated
Financial
Statements

Note 1: Significant Accounting Policies

DESCRIPTION OF THE COMPANY Universal Stainless & Alloy Products, Inc. (the "Company") was incorporated in 1994 for the principal purpose of acquiring substantially all of the idled equipment and related assets (the "Assets") located at the Bridgeville, Pennsylvania, production facility of Armco Inc. ("Armco"). In June 1995, the Company acquired the PRP Business and the VAR Assets, described in Note 11.

The Company manufactures and markets semi-finished and finished specialty steel products, including stainless steel, tool steel and certain other alloyed steels. The Company's manufacturing process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty steels. The Company's products are sold to rerollers, forgers, service centers and original equipment manufacturers, which primarily include the power generation and aerospace industries. The Company also provides conversion services on materials supplied by customers that lack certain of the Company's production facilities or that are subject to their own capacity constraints.

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

Net sales from the Company's largest customer and its affiliates were approximately 44%, 46% and 44% of total 1997, 1996 and 1995 sales, respectively. The accounts receivable balances from the same customer comprised approximately 32% and 22% of total accounts receivable at December 31, 1997 and 1996, respectively.

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

Notes to the
Consolidated
Financial
Statements
(continued)

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

EARNINGS PER COMMON SHARE Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding plus all dilutive potential common shares outstanding during the period. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options and warrants are assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and warrants, and common shares are assumed issued. The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the dilutive potential common shares outstanding.

Note 2: Inventory
The major classes of inventories are as follows (dollars in thousands):

December 31,                                     1997        1996
-----------------------------------------------------------------
Raw materials and supplies                    $ 2,869      $1,715
Semi-finished steel products                   10,569       6,205
Operating materials                             2,033       1,864
-----------------------------------------------------------------
Total inventory                               $15,471      $9,784
-----------------------------------------------------------------

Notes to the
Consolidated
Financial
Statements
(continued)

Note 3: Property, Plant and Equipment
Property, plant and equipment consists of the following (dollars in thousands):

December 31,                                     1997         1996
-------------------------------------------------------------------
Land and land improvements                    $   832      $   674
Buildings                                       1,699        1,248
Machinery and equipment                        21,418       12,726
Construction in progress                        2,726        3,898
-------------------------------------------------------------------
                                               26,675       18,546
Accumulated depreciation                       (1,788)        (736)
-------------------------------------------------------------------
Property, plant and equipment, net            $24,887      $17,810
-------------------------------------------------------------------

Property, plant and equipment includes a capital lease with Armco for the land and certain buildings and structures located in Bridgeville (the "Armco Lease"). The lease is for a ten-year term commencing on August 15, 1994, with three five-year options to renew on the same terms at the Company's discretion at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property. The Company also has an option under the lease to buy substantially all of the leased premises for $1 at any time during the term of the Armco Lease prior to August 15, 2015.

Note 4: Long-Term Debt and Other Financing
Long-term debt consists of the following (dollars in thousands):

December 31,                                    1997         1996
-----------------------------------------------------------------
PNC Line                                      $2,785       $   --
Government debt                                2,788        2,528
Capital lease obligations                        206          266
-----------------------------------------------------------------
                                               5,779        2,794
Less amounts due within one year                (338)        (260)
-----------------------------------------------------------------
Total long-term debt                          $5,441       $2,534
-----------------------------------------------------------------

On January 30, 1998, the Company entered into the Second Amended and Restated Credit Agreement with PNC Bank for a $6,500,000 revolving credit facility through April 2001 (the "PNC Line") and a $15,000,000 seven-year term loan (the "PNC Term Loan"), secured by substantially all of the Company's assets. Borrowings under the PNC Term Loan may occur from time to time during 1998 with quarterly principal payments scheduled to commence on March 31, 1999. Interest incurred from borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be reduced based upon the Company maintaining certain financial ratios. In addition, the Company is required to maintain certain levels of net worth, working capital and other financial ratios to limit the amount of capital expenditures the Company may incur and to restrict the payment of dividends.

The Company has entered into several separate loan agreements with the Commonwealth of Pennsylvania's Department of Commerce aggregating $1,600,000 with terms ranging from seven to twenty years. In 1996, the Company also entered into a ten-year loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000. The loans bear interest at rates ranging from 5% to 6% per annum. The annual required principal and interest payments under these loan agreements for each of the next five years approximate $420,000.

Notes to the
Consolidated
Financial
Statements
(continued)

Note 5: Retirement Plans

The Company has defined contribution retirement plans that cover substantially all employees. The Company's contributions to the hourly employee plan are based on time worked while contributions to the salaried plan are established as a fixed amount per month. Company contributions to both plans are funded at six-month intervals. The total expense for the years ended December 31, 1997, 1996 and 1995 was $251,000, $192,000 and $127,000, respectively.

No other post-retirement benefit plans exist.

Note 6: Income Taxes
Components of the provision for income taxes are as follows (dollars in thousands):

For the Years Ended December 31,                                                             1997     1996     1995
-------------------------------------------------------------------------------------------------------------------
Current provision
Federal                                                                                    $3,113   $1,869   $  385
State                                                                                         369      221       60
-------------------------------------------------------------------------------------------------------------------
                                                                                            3,482    2,090      445
-------------------------------------------------------------------------------------------------------------------
Deferred provision (benefit)
Federal                                                                                       682      654     (185)
State                                                                                          68       74      (20)
-------------------------------------------------------------------------------------------------------------------
                                                                                              750      728     (205)
-------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                                 $4,232   $2,818   $  240
-------------------------------------------------------------------------------------------------------------------

A reconciliation of the federal statutory tax rate and the Company's effective tax rate is as follows:

For the Years Ended December 31,                                                             1997     1996     1995
-------------------------------------------------------------------------------------------------------------------
Federal statutory tax                                                                        34.0%    34.0%    34.0%
State income taxes, net of federal benefit                                                    2.7      2.9      5.5
Effect of valuation allowance adjustments                                                      --       --    (31.7)
Other, net                                                                                    0.3      0.1      0.3
-------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                           37.0%    37.0%     8.1%
-------------------------------------------------------------------------------------------------------------------

Deferred taxes result from the following (dollars in thousands):

December 31,                                                                                          1997     1996
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets
Receivables                                                                                         $  112   $  100
Inventory                                                                                              229      109
Organizational expenses                                                                                 90      145
Accrued liabilities                                                                                    279      130
-------------------------------------------------------------------------------------------------------------------
                                                                                                    $  710   $  484
-------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities
Property, plant and equipment                                                                       $1,983   $1,007
-------------------------------------------------------------------------------------------------------------------
                                                                                                    $1,983   $1,007
-------------------------------------------------------------------------------------------------------------------

Notes to the
Consolidated
Financial
Statements
(continued)

The ultimate realization of net deferred tax assets depends on the Company's ability to generate sufficient taxable income in the future. Considering the lack of an operating history to support the realization of the deferred tax assets, the Company provided a valuation allowance of 100% against net deferred tax assets of $938,000 as of December 31, 1994. The entire valuation allowance was reversed in 1995 based on the generation of taxable income for 1995 and management's belief that the Company will generate sufficient taxable income in the future to realize the deferred tax assets.

Note 7: Stockholders' Equity

                                  Preferred         Common                          Additional   Retained
                                     Shares         Shares    Preferred    Common      Paid-In   Earnings
(Dollars in thousands)          Outstanding    Outstanding        Stock     Stock      Capital   (Deficit)
-----------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1994                       --      4,519,400         $ --        $5      $11,346    $(2,476)
Initial public offering
 of Common Stock                                    50,600                                 353
Second public offering
 of Common Stock                                 1,700,000                      1       13,737
Registration of private
 placement shares                                                                         (98)
Net income                                                                                          2,723
-----------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1995                       --      6,270,000           --         6       25,338        247
Common Stock issuance
 under Employee
 Stock Plan                                         11,300                                  95
Common Stock Issuance
 under Employee Stock
 Purchase Plan                                       2,434                                  18
Net income                                                                                          4,793
-----------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1996                       --      6,283,734           --         6       25,451      5,040
Common Stock Issuance
 under Employee Stock
 Purchase Plan                                       7,089                                  65
Net income                                                                                          7,206
-----------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1997                       --      6,290,823           --        $6      $25,516    $12,246
-----------------------------------------------------------------------------------------------------------

In connection with the 1994 initial public offering, the underwriters received warrants, which expire on December 14, 1999, to purchase 162,500 shares of the Company's Common Stock at an exercise price of $10.80 per share. On February 3, 1995, the Company sold an additional 50,600 shares pursuant to the underwriters' over-allotment option to purchase an additional 243,750 shares of Common Stock. The net proceeds to the Company from this sale approximated $353,000.

On November 22, 1995, the Company completed a second public offering of 1,700,000 shares of Common Stock of the Company at a sale price of $9.00 per share. In connection with the second public offering, certain original stockholders sold an additional 600,000 shares of the Company's Common Stock.

Notes to the
Consolidated
Financial
Statements
(continued)

On May 22, 1996, the Company's Board of Directors adopted an Employee Stock Plan (the "Plan") for the purpose of issuing 100 shares of Common Stock of the Company at no cost to eligible employees. Non-executive employees not eligible for stock options under the 1994 Stock Incentive Plan, described in Note 9, who did not receive 100 shares of Common Stock of the Company at no cost in prior periods were eligible employees under the Plan. The Company issued 11,300 shares of the Company's Common Stock in 1996. The cost of this issuance was recorded as compensation expense. The Plan was terminated.

Note 8: Earnings Per Common Share

The computation of basic and diluted earnings per common share for the years ended December 31, 1997, 1996 and 1995 is performed as follows (dollars in thousands, except share amounts and per share amounts):

                                        1997                  1996                      1995
                             ---------------------    ---------------------    ------------------------
                              Income        Shares     Income        Shares     Income        Shares
-------------------------------------------------------------------------------------------------------
Income available to
 common stockholders          $7,206     6,285,531     $4,793     6,270,952     $2,723     4,745,384
Effect of dilutive
 securities                                131,544                   22,514                   34,497
-------------------------------------------------------------------------------------------------------
Income available
 to common
 stockholders
 plus assumed
 conversion                   $7,206     6,417,075     $4,793     6,293,466     $2,723     4,779,881
-------------------------------------------------------------------------------------------------------
Earnings per common share
Basic                         $ 1.15                   $ 0.76                    $0.57
Diluted                       $ 1.12                   $ 0.76                    $0.57
-------------------------------------------------------------------------------------------------------

All stock warrants and options outstanding at December 31, 1997, were included in the computation of diluted earnings per common share for the year ended December 31, 1997. Stock warrants and options to purchase 398,000 shares of common stock at exercise prices ranging from $8.68 to $11.25 per share outstanding at December 31, 1996, were not included in the computation of diluted earnings per common share because the options' exercise price was greater than the average market price of the common shares for the year ended December 31, 1996. All stock options outstanding at December 31, 1995, were included in the computation of diluted earnings per common share for December 31, 1995.

Notes to the
Consolidated
Financial
Statements
(continued)

Note 9: Compensation Plans
At December 31, 1997, the Company has two stock-based compensation plans that are described below:

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

A summary of the 1994 Plan activity as of and for the years ended December 31, 1997, 1996 and 1995 is presented below:

                                                            1997                      1996                      1995
                                             -----------------------------    ---------------------    ------------------------
                                                                Weighted                  Weighted                   Weighted
                                                                 Average                   Average                    Average
                                                                Exercise                  Exercise                   Exercise
                                                  Number           Price         Number      Price       Number         Price
-------------------------------------------------------------------------------------------------------------------------------
Fixed options
Outstanding at
 beginning of year                               335,500          $ 9.20        208,000     $ 9.63       60,000        $ 8.00
Granted                                          215,500           11.03        130,000       8.54      150,000         10.28
Forfeited                                        (52,333)           9.36         (2,500)     10.25       (2,000)         9.50
Outstanding at
 end of year                                     498,667            9.97        335,500       9.20      208,000          9.63
Options exercisable
 at year-end                                     177,751                        108,875                  20,000
Weighted average
 fair value of options
 granted during
 the year                                                         $ 6.62                    $ 4.88                     $ 4.97
-------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1997:


                                                            Options Outstanding                             Options Exercisable
                                             ------------------------------------------------        ------------------------------
                                                           Weighted Average
Range of                                          Number          Remaining  Weighted Average              Number   Weighted Average
Exercise Prices                              Outstanding   Contractual Life    Exercise Price         Exercisable     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
$8.00 to $12.25                                  498,667                8.4             $9.97             177,751             $ 9.09
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the
Consolidated
Financial
Statements
(continued)

Employee Stock Purchase Plan Under the 1996 Employee Stock Purchase Plan (the "Purchase Plan"), the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Purchase Plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase shares of the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. As of December 31, 1997, the Company issued 9,523 shares of Common Stock since the Purchase Plan's inception.

The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, the Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below:

For the Years Ended December 31,       1997    1996    1995
-----------------------------------------------------------
Net income
As reported                          $7,206  $4,793  $2,723
Pro forma                            $6,874  $4,608  $2,651
-----------------------------------------------------------
Basic earnings per common share
As reported                          $ 1.15  $ 0.76  $ 0.57
Pro forma                            $ 1.09  $ 0.73  $ 0.56
-----------------------------------------------------------
Diluted earnings per common share
As reported                          $ 1.12  $ 0.76  $ 0.57
Pro forma                            $ 1.07  $ 0.73  $ 0.55
-----------------------------------------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued in 1997, 1996 and 1995, respectively: dividend yield of 0.0% for each year; expected volatility of 65.0%, 60.0% and 46.0%; and expected lives for options of five years.

Cash Incentive Plans The Company has a management cash incentive plan covering certain key executives and employees and profit-sharing plans that cover the remaining employees. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 1997, 1996 and 1995, the Company expensed $1,679,000, $1,038,000 and $414,000, respectively, under these plans.

Notes to the
Consolidated
Financial
Statements
(continued)

Note 10: Commitments and Contingencies

The Company, as well as other specialty steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the acquisition of the Assets (the "Asset Agreement"), Armco agreed to retain responsibility for liabilities asserted against Armco under environmental laws with respect to environmental conditions existing at the Bridgeville Facility prior to the commencement of the Armco Lease and to indemnify the Company up to $6,000,000 in the aggregate over 10 years. Such indemnification expires on August 15, 2004. Certain environmental conditions that were identified as having existed as of August 15, 1994, have been remediated by Armco at its expense.

In connection with the acquisition of the PRP Business and the VAR Assets, described in Note 11, Armco agreed to retain responsibility for liabilities under environmental laws with respect to environmental conditions existing at the Titusville Facility prior to June 2, 1995, and to indemnify the Company up to $3,000,000 in the aggregate with respect thereto.

Insofar as the indemnities are the Company's exclusive remedies for environmental claims, the Company will be materially dependent upon those indemnities should any such claims arise. The Armco indemnities do not cover liability for violations of environmental laws stemming from any changes, modifications or amendments to environmental laws after August 15, 1994, with respect to the Bridgeville Facility, and June 2, 1995, with respect to the Titusville Facility. As of December 31, 1997, management was not aware of any environmental law violations not covered under the Asset Agreement or the PRP/VAR Agreement.

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

Note 11: Acquisition

On June 2, 1995, the Company and Armco entered into an Asset and Real Property Purchase Agreement (the "PRP/VAR Agreement") pursuant to which the Company agreed to buy the precision rolled products business (the "PRP Business") of Armco's Cytemp division located in Titusville. The acquisition was accounted for under the purchase method. The fair value of the assets acquired, estimated at approximately $2,300,000, exceeded the purchase price, including related acquisition costs, of $1,304,000 and was allocated as follows (dollars in thousands):

----------------------------------------------------------
Inventory                                          $  448
Property, plant and equipment                         856
----------------------------------------------------------
                                                   $1,304
----------------------------------------------------------

Notes to the
Consolidated
Financial
Statements
(continued)

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

                                                           The        PRP                         Pro Forma
(Dollars in thousands, except per share amounts)       Company   Business     Adjustments          Combined
------------------------------------------------------------------------------------------------------------
Net sales                                           $   46,992     $3,045            $ --        $   50,037
Cost of products sold                                   40,319      2,451            (531)(a)        42,239
Selling and administrative expenses                      3,471        699              --             4,170
------------------------------------------------------------------------------------------------------------
Operating income (loss)                                  3,202       (105)            531             3,628
Other income (expense)                                    (239)        --             (45)(b)          (284)
------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                               2,963       (105)            486             3,344
Income taxes                                               240        (44)             75(c)            271
------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $    2,723     $  (61)           $411        $    3,073
------------------------------------------------------------------------------------------------------------
Earnings per common share
Basic                                               $     0.57                                        $0.65
Diluted                                             $     0.57                                        $0.64
------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                  4,745,384                                    4,745,384
------------------------------------------------------------------------------------------------------------

The following pro forma adjustments were made:

(a) The decrease in cost of products sold to reflect the terms of the new labor agreement with PRP Business employees and lower depreciation charges. The new labor agreement was an integral requirement of the transaction and was effective upon consummation of the Purchase Agreement. The benefits received from the new labor agreement included reductions in hourly labor rates ($220,000) and pensions costs ($258,000) and the elimination of other post-retirement employee benefit costs ($46,000). The lower depreciation charge was $7,000, reflecting the new basis in property, plant and equipment as a result of the application of purchase accounting.

(b) The increase in interest expense to reflect the issuance of the 1995 Armco
Note in the principal sum of $950,000 with an assumed annual interest rate of 9.5% to fund the acquisition.

(c) The increase in income taxes to reflect the incremental tax expense to be provided as a result of the adjustments described above.

Notes to the
Consolidated
Financial
Statements
(continued)

Note 12: Quarterly Financial Data (unaudited)

                                                      First   Second    Third   Fourth
(Dollars in thousands, except per share amounts)    Quarter  Quarter  Quarter  Quarter
--------------------------------------------------------------------------------------
1997 Data
Net sales                                           $18,771  $20,809  $22,081  $19,640
Gross profit                                          3,712    4,395    4,542    3,624
Operating income                                      2,571    3,094    3,319    2,590
Net income                                            1,611    1,947    2,053    1,595
Earnings per common share
Basic                                               $  0.26  $  0.31  $  0.33  $  0.25
Diluted                                             $  0.26  $  0.31  $  0.32  $  0.24
--------------------------------------------------------------------------------------
1996 Data
Net sales                                           $12,609  $14,565  $16,708  $16,376
Gross profit                                          1,965    2,878    3,703    3,518
Operating income                                        962    1,507    2,519    2,543
Net income                                              647      949    1,552    1,645
Earnings per common share
Basic                                               $  0.10  $  0.15  $  0.25  $  0.26
Diluted                                             $  0.10  $  0.15  $  0.25  $  0.26
--------------------------------------------------------------------------------------

Price Range of
Common Stock

The Common Stock is listed on the NASDAQ National Market under the symbol "USAP." The following table sets forth the range of high and low sale prices per share of Common Stock for the periods indicated below:

                                       High              Low
-------------------------------------------------------------
Year 1997
First quarter                       $11 3/4            8 7/8
Second quarter                       13 3/4            9 3/8
Third quarter                        17 1/4           12 3/4
Fourth quarter                       17 3/4           12 3/8
-------------------------------------------------------------

Year 1996
First quarter                      $ 13 3/8          $ 9 1/4
Second quarter                       12 1/4            8 1/2
Third quarter                        10 5/8            8 3/4
Fourth quarter                        9 1/4            8
-------------------------------------------------------------

The Company has never paid a cash dividend on its Common Stock and currently has no plans to pay dividends in the foreseeable future. The PNC Credit Agreement contains restrictions on the Company's ability to pay dividends on the Common Stock.

Four-Year
Summary

For the Years Ended December 31,                       1997      1996      1995      1994(a)
----------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Summary of Operations
Net sales                                           $81,301   $60,258   $46,992   $ 5,743
Operating income (loss)                              11,574     7,531     3,202    (1,655)
Income (loss) before
 extraordinary items                                  7,206     4,793     2,723    (1,842)
Extraordinary items (b)                                  --        --        --      (634)
Net income (loss)                                     7,206     4,793     2,723    (2,476)
----------------------------------------------------------------------------------------------

Basic Earnings Per Common Share
Income (loss) before
 extraordinary items                                $  1.15   $  0.76   $  0.57   $ (0.62)
Extraordinary items                                      --        --        --     (0.22)
----------------------------------------------------------------------------------------------
Net income (loss)                                   $  1.15   $  0.76   $  0.57   $ (0.84)
----------------------------------------------------------------------------------------------

Financial Position at Year-End
Working capital                                     $20,086   $15,981   $19,283   $ 6,857
Total assets                                         56,151    42,098    32,437    14,757
Total debt                                            5,779     2,794       535       772
Stockholders' equity                                 37,768    30,497    25,591     8,875
----------------------------------------------------------------------------------------------
Other Data
Capital expenditures                                $ 8,145   $11,409   $ 3,039   $   132
Depreciation and amortization                         1,109       541       304       133
Return on stockholders' equity                         19.1%     15.7%     10.6%       --
Debt to total capitalization                           13.3       8.4       2.1       8.0
Employees                                               270       208       172       104
Customers                                               167       136        77        25
----------------------------------------------------------------------------------------------

(a) The Company began operating the Bridgeville Facility on August 15, 1994, and initial shipments of semi-finished steel were made on September 19, 1994.

(b) During 1994, the Company recorded an extraordinary loss for the early extinguishment of debt and the early termination of a bank agreement.

Directors, Officers
and Management

Directors

Douglas M. Dunn
Dean of Graduate School of
Industrial Administration
Carnegie Mellon University

George F. Keane
Chairman of the Board
Trigen Energy Corporation

Clarence M. McAninch
President and Chief Executive Officer
Universal Stainless & Alloy Products, Inc.

Udi Toledano
President
Andromeda Enterprises, Inc.

D. Leonard Wise
Former President and
Chief Executive Officer
Carolina Steel Corporation

Officers

Clarence M. McAninch
President and Chief Executive Officer

Daniel J. DeCola, Sr.
Vice President, Operations

Richard M. Ubinger
Chief Financial Officer and Treasurer

Paul A. McGrath
Director, Employee Relations,
General Counsel and Secretary

Management

Anthony J. Biondi
Director, Purchasing

Keith A. Engleka
Director, Technology

Christopher S. Reynolds
General Manager, PRP Division


Corporate
Information

Executive Offices

Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA 15017
412-257-7600

Annual Meeting

The Annual Meeting of Stockholders
will be held at 10 a.m. on Wednesday,
May 20, 1998, at the Southpointe Golf
Club, Canonsburg, Pa.

Stockholder Information

Universal Stainless & Alloy Products,
Inc.'s annual report, Form 10-K and
other reports to the Securities and
Exchange Commission can be obtained,
without charge, by writing to the Chief
Financial Officer at the Company's
Executive Offices.

Transfer Agent and Registrar

Continental Stock Transfer
& Trust Company
2 Broadway
New York, NY 10004

Stock Listing

NASDAQ Symbol: USAP