Form 10-K, Exhibit 13
period 1998-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 1999-03-30
CIK 931584

1998 Financial Review
-------------------------------------------------------------------------------

15  Management's Discussion and Analysis of
    Financial Condition and Results of Operations

20  Report of Independent Accountants

21  Consolidated Statement of Operations

22  Consolidated Balance Sheet

23  Consolidated Statement of Cash Flows

24  Notes to the Consolidated Financial Statements

35  Price Range of Common Stock

36  Five-Year Summary

---------------------------------------------------






               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  13

FORWARD-LOOKING INFORMATION SAFE HARBOR

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth, cost savings, expanded production capacity, broader product lines, greater capacity to meet customer quality, price and delivery needs, enhanced competitive posture, and Year 2000 compliance, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report, the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and other reports on file with the Securities and Exchange Commission.





14  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

Management's Discussion and Analysis of
Financial Condition and Results of Operations



RESULTS OF OPERATIONS

An analysis of the Company's operations is as follows (dollars in thousands):

                                                   1998             1997             1996
------------------------------------------------------------------------------------------
                                          Amount     %     Amount     %     Amount     %
-------------------------------------------------------------------------------------------------------
Net sales
Stainless steel                          $53,661   73.9%  $60,700   74.7%  $46,903   77.8%
Tool steel                                 7,548   10.4    10,467   12.9     8,019   13.3
High-temperature
alloy steel                                4,387    6.0     2,636    3.2       728    1.2
Conversion services                        3,690    5.1     4,834    5.9     3,804    6.3
Other                                      3,309    4.6     2,664    3.3       804    1.4
------------------------------------------------------------------------------------------
Total net sales                           72,595  100.0    81,301  100.0    60,258  100.0
------------------------------------------------------------------------------------------
Cost of products sold
Raw materials                             26,839   37.0    32,601   40.1    24,208   40.2
Other                                     33,256   45.8    32,427   39.9    23,986   39.8
------------------------------------------------------------------------------------------
Total cost of
products sold                             60,095   82.8    65,028   80.0    48,194   80.0
------------------------------------------------------------------------------------------
Selling and administrative
expenses                                   4,934    6.8     4,699    5.8     4,533    7.5
------------------------------------------------------------------------------------------
Operating income                         $ 7,566   10.4%  $11,574   14.2%  $ 7,531   12.5%
-------------------------------------------------------------------------------------------------------

Net sales by market segment are as follows (dollars in thousands):

                                                   1998             1997             1996
------------------------------------------------------------------------------------------
                                          Amount       %   Amount       %   Amount       %
-------------------------------------------------------------------------------------------------------
Rerollers                                $32,990   45.4%  $41,196   50.7%  $29,896   49.6%
Forgers                                   17,144   23.6    13,846   17.0     7,797   12.9
Service centers                           12,809   17.6    11,864   14.6    10,503   17.4
Original equipment
manufacturers                              5,840    8.1     9,200   11.3     8,168   13.6
Conversion services                        3,690    5.1     4,834    6.0     3,804    6.3
Miscellaneous                                122    0.2       361    0.4        90    0.2
------------------------------------------------------------------------------------------
                                         $72,595  100.0%  $81,301  100.0%  $60,258  100.0%
-------------------------------------------------------------------------------------------------------

1998 Results as Compared to 1997 The decrease in 1998 net sales reflects reduced shipments to all of the Company's market segments primarily due to increased imports. The Company shipped approximately 45,500 tons in 1998, compared to 55,300 tons in 1997. The decrease in net sales of stainless steels also resulted from lower selling prices due to price competition created by increased import levels and the lower cost of nickel during 1998. Increased shipments of low-alloy and high-temperature alloy steels, introduced in 1997, and of bar mill products partially offset the decline in net sales.




               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  15

Cost of products sold, as a percent of net sales, increased in 1998 as compared to 1997 despite lower acquisition costs for the Company's primary raw materials. Changes in product mix resulting from bar mill shipments as well as increases in utility, depreciation and maintenance costs more than offset the benefits received from lower raw material costs.

Selling and administrative expenses increased from $4.7 million in 1997 to $4.9 million in 1998. The increase primarily related to higher selling expenses and charges relating to certain quality issues which were partially offset by lower insurance costs.

The 1998 results benefited from the settlement of an insurance claim related to the 1995 electrical component breakdown in a drive motor at the Company's Bridgeville facility universal rolling mill. The settlement, net of costs incurred in connection with the Company's claim, was approximately $750,000.

Interest expense and other financing costs increased by $113,000 as a result of borrowings under a term loan from PNC Bank to finance capital expenditures.

Other income (expense) was impacted negatively by the costs associated with pursuing the acquisition of AL Tech Specialty Steels, Inc. and the removal of buildings at the Bridgeville facility. These costs were partially offset by a government grant received by the Company in connection with the expansion of operations at the Bridgeville facility.

The 1998 effective income tax rate was 36.3% compared to 37.0% in 1997. The decrease in the effective tax rate is directly attributable to a lower effective rate for state income taxes.

1997 Results as Compared to 1996 The increase in net sales in 1997 reflects increased shipments to all of the Company's market segments. The Company shipped approximately 55,300 tons in 1997, compared to shipments of 40,300 tons in 1996. The increase in net sales of stainless steels was achieved through increased shipments of long products to the reroller market, partially offset by lower pricing due to import competition and lower nickel costs during 1997. Increased shipments to forgers and original equipment manufacturers are a result of higher demand for the Company's products from the aerospace and power generation markets. The increase in net sales of tool steel was generated from the Company's growing service center customer base, which generated increased shipments of plate products. The remaining increase in the Company's net sales for 1997 is primarily attributed to the introduction of several new products within the low-alloy and high-temperature alloy steel families.

Cost of products sold, as a percent of net sales, remained constant between 1996 and 1997. Decreases in the acquisition costs for the Company's primary raw materials and cost savings generated from completed capital expenditure projects were offset by the impact of lower selling prices in the stainless steel area and higher than expected manufacturing costs related to several new product introductions, as noted above.

Selling and administrative expenses remained relatively constant between 1996 and 1997. This primarily reflected the addition of personnel as a result of continued growth of the Company's business, offset by lower insurance costs.





16  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

Interest expense and other financing costs increased from $131,000 in 1996 to $248,000 in 1997 primarily due to increased borrowings. Other income (expense), net decreased from $211,000 in 1996 to $112,000 in 1997 primarily due to decreased interest income earned on cash available for investment. The Company used available cash and borrowings to fund capital expenditures incurred during 1996 and 1997.

The effective income tax rate utilized in 1997 and 1996 was 37%.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated cash flow from operations in 1998 and 1997 of $6.9 million and $1.1 million, respectively. This increase is primarily due to the collection of accounts receivable partially offset by the payment of accounts payable.

At December 31, 1998, working capital approximated $21.8 million, as compared to $20.1 million at December 31, 1997. The ratio of current assets to current liabilities at December 31, 1998 and 1997, was 4.3:1 and 2.8:1, respectively. The debt to capitalization ratio was 23% at December 31, 1998, and 13% at December 31, 1997. The increase in working capital was primarily attributable to increases in cash, inventory and prepaid income taxes as well as a decrease in accounts payable which were partially offset by a decrease in accounts receivable.

Capital Expenditures and Investments The Company's capital expenditures were approximately $12.1 million and $8.1 million in 1998 and 1997, respectively. Capital expenditures in 1999 are expected to approximate $5.0 million and will be used primarily to complete projects previously initiated and for infrastructure improvements. These expenditures are expected to be funded substantially from internally generated funds.

PNC Credit Agreement On January 30, 1998, the Company entered into the Second Amended and Restated Credit Agreement, as subsequently amended, with PNC Bank for a $6.5 million revolving credit facility through April 2001 (the "PNC Line") and a $15.0 million seven-year term loan (the "PNC Term Loan"), secured by substantially all of the Company's assets. Borrowings under the PNC Term Loan aggregated $10.0 million in 1998 and additional borrowings may occur from time to time until June 30, 1999 with scheduled quarterly principal payments commencing on September 30, 1999. Interest incurred from borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank's approval; and to restrict the payment of dividends. As of December 31, 1998, the Company was in compliance with all financial ratios and restrictive covenants.

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





               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  17

Stock Repurchase Program On October 19, 1998, the Company initiated a stock repurchase program to repurchase from time to time up to a total of 315,000 shares of its outstanding Common Stock in open market transactions at market prices. During 1998, the Company repurchased a block of 75,000 shares at a cost of $478,000. Cash from operations financed the repurchase of Common Stock.

Supply Contract In November 1998, the Company entered into a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technologies, Inc., covering a period of at least 18 months. Under terms of the agreement, the Company will supply Talley Metals with an average of 1,750 tons of stainless reroll billet products per month. The value of the contract on a monthly basis will depend on product mix and key raw material prices.

Environmental Matters The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the acquisition of the Bridgeville facility assets from Armco in 1994, Armco agreed to retain responsibility for liabilities asserted against Armco under environmental laws with respect to environmental conditions existing at the Bridgeville facility prior to commencement of the long-term net lease of that facility on August 15, 1994, and to indemnify the Company up to $6.0 million in the aggregate over ten years. Such indemnification expires on August 15, 2004. Certain environmental conditions that were identified as having existed as of August 15, 1994, have been remediated by Armco at its expense.

In connection with the Company's June 2, 1995 agreement with Armco to purchase certain assets and a parcel of real property located at Titusville, Armco agreed to indemnify the Company up to $3.0 million in the aggregate for liabilities under environmental laws arising out of conditions on or under the Titusville property existing prior to June 2, 1995. Armco's obligation to indemnify the Company for any liabilities arising out of environmental conditions existing off-site as of June 2, 1995, is not subject to the $3.0 million limitation.

Management is not aware of any financial difficulties being experienced by Armco that would prevent its performance under the acquisition agreements. In addition, management is not aware of any environmental conditions or the incurrence of other liabilities at the Bridgeville or Titusville facilities, for which Armco has agreed to indemnify the Company, nor of any material environmental condition requiring remediation and affecting the Company other than those identified in the preceding discussion.

Year 2000 The following statements are provided pursuant to the provisions of the Year 2000 Information and Readiness Disclosure Act of 1998.

Since inception in August 1994, the Company has been engaged in a program to modernize and replace its computerized production control and management information systems. Although not the primary purpose of the program, the new systems were designed to avoid any Year 2000 problems that might otherwise arise. In addition, the Company has identified and tested all other critical pieces of equipment and has not identified any non-compliance issues internally. Therefore, the Company believes that its internal systems will be Year 2000 compliant in all material respects without incurring significant expenditures. Any expenditures will be financed with cash from operations.




18  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

The Company currently believes the most significant impact of the Year 2000 issue could be an interrupted supply of goods and services from the Company's vendors and interrupted supply of orders from the Company's customers. In order to assess the state of readiness, surveys have been sent to all major vendors and customers to determine the current status of their Year 2000 evaluation. Responses have been received from approximately 70 percent of these vendors and customers in which each respondent has confirmed that efforts to become Year 2000 compliant are, at a minimum, in process. Due to the uncertainties associated with the ability of critical vendors and customers to resolve any known or unknown Year 2000 compliance issues, the Company may experience a material adverse effect on future results of operations if such issues are not resolved. While no contingency plans have been established at the present time, contingency plans will be developed to mitigate any risk identified.

Short- and Long-Term Liquidity The Company expects to meet substantially all of its short-term liquidity requirements with internally generated funds and borrowings under the PNC Credit Agreement. At December 31, 1998, the Company had $6.5 million and $5.0 million available under the PNC Line and the PNC Term Loan, respectively.

The Company's long-term liquidity depends upon its ability to obtain additional orders from its customers, attract new customers and control costs during periods of low demand or pricing in the event of a downturn in general economic conditions.

General Actual results will be affected by a wide range of factors including timing, cancellation or delay of customer orders; changes in product mix; the concentrated nature of the Company's customer base to date and the Company's dependence on its significant customers; the Company's reliance on certain critical manufacturing equipment; competition; the Company's ongoing requirement for continued compliance with environmental laws; the supply and cost of the Company's raw materials and the significant fluctuations that may occur in raw material prices; and Year 2000 compliance by the Company and its major vendors and customers. Any unfavorable change in the foregoing or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. Many of these factors are not within the Company's control, and there can be no assurances regarding the Company's future sales or earnings. For a discussion of these and other matters, refer to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and other reports on file with the Securities and Exchange Commission.







               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  19

Report of Independent Accountants




TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc., and its subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania


January 20, 1999





20  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

Consolidated Statement of Operations


For the Years Ended December 31,                               1998         1997         1996
---------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

Net sales                                                   $72,595      $81,301      $60,258
Cost of products sold                                        60,095       65,028       48,194
Selling and administrative expenses                           4,934        4,699        4,533
----------------------------------------------------------------------------------------------
Operating income                                              7,566       11,574        7,531
Insurance settlement                                            750           --           --
Interest expense and other financing costs                     (361)        (248)        (131)
Other income (expense), net                                     (93)         112          211
----------------------------------------------------------------------------------------------
Income before taxes                                           7,862       11,438        7,611
Provision for income taxes                                    2,858        4,232        2,818
----------------------------------------------------------------------------------------------
Net income                                                 $ 5,004       $ 7,206      $ 4,793
---------------------------------------------------------------------------------------------------------------
Earnings per common share:
Basic                                                      $   0.79      $  1.15      $  0.76
Diluted                                                    $   0.79      $  1.12      $  0.76
----------------------------------------------------------------------------------------------
Weighted-average number of shares of
  Common Stock outstanding                                6,304,524    6,285,531    6,270,952
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  21

Consolidated Balance Sheet

December 31,                                               1998      1997
---------------------------------------------------------------------------
(Dollars in thousands)
Assets
Current assets
Cash and cash equivalents                                $ 1,437   $   177
Accounts receivable (less allowance for
  doubtful accounts of $358 and $298)                      8,843    14,503
Inventory                                                 16,182    15,471
Other current assets                                       1,980       894
---------------------------------------------------------------------------
Total current assets                                      28,442    31,045
Property, plant and equipment, net                        35,710    24,887
Other assets                                                 298       219
---------------------------------------------------------------------------
Total assets                                             $64,450   $56,151
-----------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities
Trade accounts payable                                   $ 3,166   $ 4,705
Bank overdrafts                                            1,145     3,296
Current portion of long-term debt                          1,117       338
Accrued employment costs                                     957     1,704
Other current liabilities                                    228       916
---------------------------------------------------------------------------
Total current liabilities                                  6,613    10,959
Long-term debt                                            11,841     5,441
Deferred taxes                                             3,431     1,983
---------------------------------------------------------------------------
Total liabilities                                        $21,885   $18,383
---------------------------------------------------------------------------

Commitments and contingencies

Stockholders' equity

Senior Preferred Stock, par value $.001 per share;
  liquidation value $100 per share; 2,000,000
  shares authorized; and 0 shares issued
  and outstanding                                             --        --
Common Stock, par value $.001 per share;
  10,000,000 shares authorized; 6,320,036 and
  6,290,823 shares issued and outstanding                      6         6
Additional paid-in capital                                25,787    25,516
Retained earnings                                         17,250    12,246
Treasury Stock at cost; 75,000 and 0 common
shares held                                                 (478)       --
---------------------------------------------------------------------------
Total stockholders' equity                                42,565    37,768
---------------------------------------------------------------------------
Total liabilities and stockholders' equity               $64,450   $56,151
---------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.



22  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

Consolidated Statement of Cash Flows

For the Years Ended December 31,                                1998         1997         1996
-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Cash flows from operating activities
Net income                                                    $  5,004     $  7,206     $  4,793
Adjustments to reconcile to net cash and
  cash equivalents provided by
  operating activities:
  Depreciation and amortization                                  1,516        1,109          541
  Deferred taxes                                                 1,566          750          728
Changes in assets and liabilities:
  Accounts receivable, net                                       5,660       (5,094)      (1,577)
  Inventory                                                       (711)      (5,687)      (2,679)
  Accounts payable and bank overdrafts                          (3,690)       2,144          780
  Accrued employment costs                                        (747)         301          716
  Other, net                                                    (1,742)         336          339
--------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        6,856        1,065        3,641
--------------------------------------------------------------------------------------------------
Cash flows from investing activities
Capital expenditures                                           (12,146)      (8,145)     (11,409)
--------------------------------------------------------------------------------------------------
Net cash used in investing activities                          (12,146)      (8,145)     (11,409)
--------------------------------------------------------------------------------------------------
Cash flows from financing activities
Proceeds from issuance of long-term debt                        10,000          500        2,114
Long-term debt repayment                                          (382)        (300)        (125)
Proceeds from issuance of Common Stock                             244           65           18
Borrowings under revolving line of credit                       24,855       24,922           --
Repayments under revolving line of credit                      (27,640)     (22,137)          --
Deferred financing costs                                           (49)         (12)         (58)
Purchase of Treasury Stock                                        (478)          --           --
--------------------------------------------------------------------------------------------------
Net cash provided by financing activities                        6,550        3,038        1,949
--------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                  1,260       (4,042)      (5,819)
Cash and cash equivalents at beginning of period                   177        4,219       10,038
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                    $  1,437     $    177     $  4,219
-----------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
Interest paid (net of amount capitalized)                     $    298     $   226     $      72
Income taxes paid                                             $  2,698     $ 3,428     $   1,888
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  23

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Description of the Company Universal Stainless & Alloy Products, Inc. (the "Company") manufactures and markets semi-finished and finished specialty steel products, including stainless steel, tool steel and certain other alloyed steels. The Company's manufacturing process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty steels. The Company's products are sold to rerollers, forgers, service centers and original equipment manufacturers, which primarily include the power generation and aerospace industries. The Company also provides conversion services on materials supplied by customers that lack certain of the Company's production facilities or that are subject to their own capacity constraints.

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

Scrap metal together with alloy additives, principally nickel, chrome and molybdenum, currently account for more than 40% of the Company's total cost of products sold. A substantial portion of the alloy additives is available only from foreign sources, some of which are located in countries that may be subject to unstable political and economic conditions. Those conditions might disrupt supplies or affect the prices of the raw materials used by the Company. The Company has implemented sales price surcharges to help offset the impact of raw material price fluctuations.

Operating materials consist of production molds and rolls that will normally be consumed within one year and are accounted for as inventory.





24  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

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

Earnings Per Common Share Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding plus all dilutive potential common shares outstanding during the period. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options and warrants are assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and warrants and, common shares are assumed issued. The proceeds from exercise are assumed to be used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the dilutive potential common shares outstanding.

Segment Information In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" utilizing the "management approach." The management approach is based on the way the chief operating decision maker organizes segments within the Company for making operating decisions and assessing performance.

Reclassifications Certain prior year amounts have been reclassified to conform with the 1998 presentation.

NOTE 2: INVENTORY

The major classes of inventories are as follows (dollars in thousands):

December 31,                                                                         1998      1997
-------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                         $ 2,358   $ 2,869
Semi-finished steel products                                                        11,152    10,569
Operating materials                                                                  2,672     2,033
-----------------------------------------------------------------------------------------------------
Total inventory                                                                    $16,182   $15,471
-------------------------------------------------------------------------------------------------------------------




               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  25

NOTE 3: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (dollars in thousands):

December 31,                                            1998      1997
----------------------------------------------------------------------------------
Land and land improvements                           $   822   $   832
Buildings                                              2,591     1,699
Machinery and equipment                               31,903    21,418
Construction in progress                               3,655     2,726
-----------------------------------------------------------------------
                                                      38,971    26,675
Accumulated depreciation                              (3,261)   (1,788)
-----------------------------------------------------------------------
Property, plant and equipment, net                   $35,710   $24,887
----------------------------------------------------------------------------------

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

In 1998, the Company entered into two new capital leases with unrelated third parties for machinery and equipment at the Bridgeville facility. Under the terms of both of the leases, the Company has the option to purchase the leased machinery and equipment for $1 at the end of the five-year term. The total value of the leased machinery and equipment is $346,000.

The Company capitalized $421,000 and $53,000 of its interest costs associated with the PNC Line and the PNC Term Loan in 1998 and 1997, respectively.

NOTE 4: LONG-TERM DEBT AND OTHER FINANCING

Long-term debt consists of the following (dollars in thousands):

December 31,                          1998     1997
-------------------------------------------------------------
PNC Term Loan                       $10,000       --
PNC Line                                 --   $2,785
Government debt                       2,516    2,788
Capital lease obligations               442      206
-----------------------------------------------------
                                     12,958    5,779
Less amounts due within one year     (1,117)    (338)
-----------------------------------------------------
Total long-term debt                $11,841   $5,441
-------------------------------------------------------------





26  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

On January 30, 1998, the Company entered into the Second Amended and Restated Credit Agreement, as subsequently amended, with PNC Bank (the "PNC Credit Agreement") for a $6,500,000 revolving credit facility through April 2001 (the "PNC Line") and a $15,000,000 seven-year term loan (the "PNC Term Loan"), secured by substantially all of the Company's assets. Additional borrowings under the PNC Term Loan may occur from time to time until June 30, 1999 with scheduled quarterly principal payments commencing on September 30, 1999. Interest incurred from borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. The PNC Term Loan currently bears interest at a rate equal to the Euro-dollar rate plus 125 basis points. As a condition of the PNC Credit Agreement, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank's approval; and to restrict the payment of dividends.

The Company has entered into several separate loan agreements with the Commonwealth of Pennsylvania's Department of Commerce aggregating $1,600,000 with terms ranging from seven to twenty years. In 1996 the Company also entered into a ten-year loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000. The loans bear interest at rates ranging from 5% to 6% per annum. The annual required principal and interest payments under these loan agreements for each of the next five years approximate $420,000.

Scheduled maturities of long-term obligations due in 1999 and thereafter are:
1999, $1,117,000; 2000, $1,836,000; 2001, $1,808,000; 2002, $1,807,000; 2003,
$1,696,000; and after 2003, $4,694,000.

NOTE 5: RETIREMENT PLANS

The Company has defined contribution retirement plans that cover substantially all employees. The Company's contributions to the hourly employee plan are based on time worked while contributions to the salaried plan are established as a fixed amount per month. Company contributions to both plans are funded at six-month intervals. The total expense for the years ended December 31, 1998, 1997 and 1996, was $286,000, $251,000 and $192,000, respectively.

No other post-retirement benefit plans exist.

NOTE 6: INCOME TAXES

Components of the provision for income taxes are as follows (dollars in thousands):

For the Years Ended December 31,            1998        1997      1996
----------------------------------------------------------------------
Current provision:
Federal                                    $1,245    $3,113    $1,869
State                                          47       369       221
----------------------------------------------------------------------
                                            1,292     3,482     2,090
----------------------------------------------------------------------
Deferred provision:
Federal                                     1,416       682       654
State                                         150        68        74
----------------------------------------------------------------------
                                            1,566       750       728
----------------------------------------------------------------------
Provision for income taxes                 $2,858    $4,232    $2,818
----------------------------------------------------------------------




               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  27

A reconciliation of the federal statutory tax rate and the Company's effective tax rate is as follows:

For the Years Ended December 31,                                1998      1997       1996
----------------------------------------------------------------------------------------------------------
Federal statutory tax                                           34.0%     34.0%      34.0%
State income taxes, net of federal benefit                       2.3       2.7        2.9
Other, net                                                       0.0       0.3        0.1
------------------------------------------------------------------------------------------
Effective tax rate                                              36.3%     37.0%      37.0%
----------------------------------------------------------------------------------------------------------

Deferred taxes result from the following (dollars in thousands):

December 31,                                                              1998       1997
----------------------------------------------------------------------------------------------------------
Deferred tax assets:
Receivables                                                             $  173    $   112
Inventory                                                                  238        229
Organizational expenses                                                     36         90
Accrued liabilities                                                        145        279
------------------------------------------------------------------------------------------
                                                                        $  592    $   710
------------------------------------------------------------------------------------------
Deferred tax liabilities:
Property, plant and equipment                                           $3,431    $ 1,983
----------------------------------------------------------------------------------------------------------

NOTE 7: STOCKHOLDERS' EQUITY

                                                  Common                Additional
                                                  Shares      Common       Paid-In        Retained   Treasury   Treasury
(Dollars in thousands)                       Outstanding       Stock       Capital        Earnings     Shares      Stock
--------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1995                            6,270,000       $6          $25,338        $   247        --        $  --
Common Stock Issuance under
  Employee Stock Plan                             11,300                        95
Common Stock Issuance under
  Employee Stock Purchase Plan                     2,434                        18
Net income                                                                                  4,793
--------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1996                            6,283,734        6           25,451          5,040        --           --
Common Stock Issuance under
  Employee Stock Purchase Plan                     7,089                        65
Net income                                                                                  7,206
--------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1997                            6,290,823        6           25,516         12,246        --           --
Common Stock Issuance under
  Employee Stock Purchase Plan                     8,880                        63
Exercise of Stock Options                         20,333                       208
Purchase of Treasury Stock                                                                           75,000         (478)
Net income                                                                                  5,004
--------------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1998                            6,320,036       $6          $25,787        $17,250    75,000        $(478)
--------------------------------------------------------------------------------------------------------------------------



28  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

The Company has 2,000,000 authorized shares of Senior Preferred Stock. At December 31, 1998, there were no shares issued or outstanding.

In connection with the 1994 initial public offering, the underwriters received warrants, which expire on December 14, 1999, to purchase 162,500 shares of the Company's Common Stock at an exercise price of $10.80 per share.

On May 22, 1996, the Company's Board of Directors adopted an employee stock plan for the purpose of issuing 100 shares of Common Stock of the Company at no cost to each eligible employee. Non-executive employees not eligible for stock options under the 1994 Stock Incentive Plan, described in Note 9, who did not receive 100 shares of Common Stock of the Company at no cost in prior periods were eligible employees under the plan. The Company issued 11,300 shares of the Company's Common Stock in 1996. The costs of this issuance was recorded as compensation expense. The plan was terminated in 1996.

On October 19, 1998, the Company's Board of Directors implemented a stock repurchase program. Under the program, the Company may repurchase up to 315,000 shares, or approximately 5%, of the Company's Common Stock in open market transactions at market prices. On December 10, 1998, the Company purchased 75,000 shares of the Company's Common Stock at a sale price of $6.375 per share.

NOTE 8: BASIC AND DILUTED EARNINGS PER COMMON SHARE

The computation of basic and diluted earnings per share for the years ended December 31, 1998, 1997 and 1996 is performed as follows (dollars in thousands, except share amounts and per share amounts):

                                           1998               1997               1996
                                    Income     Shares   Income    Shares   Income    Shares
-------------------------------------------------------------------------------------------------------
Income available to
  common stockholders               $5,004  6,304,524  $7,206  6,285,531  $4,793  6,270,952
Effect of
  dilutive securities                          50,707            131,544             22,514
Income available to
  common stockholders
  plus assumed
  conversion                        $5,004  6,355,231  $7,206  6,417,075  $4,793  6,293,466
--------------------------------------------------------------------------------------------
Earnings per
  common share:
  Basic                             $ 0.79             $ 1.15              $0.76
  Diluted                           $ 0.79             $ 1.12              $0.76
-------------------------------------------------------------------------------------------------------



               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  29

NOTE 9: STOCK COMPENSATION PLANS

At December 31, 1998, the Company has two stock-based compensation plans that are described below:


Incentive compensation plan On September 23, 1994, the Company's Board of Directors adopted the Company's 1994 Stock Incentive Plan as amended (the "1994 Plan") for the purpose of issuing stock options to non-employee directors, other than those directors owning more than 5% of the Company's outstanding Common Stock, officers and other key employees of the Company who are expected to contribute to the Company's future growth and success. Under the 1994 Plan, the Company may grant options up to a maximum of 650,000 shares of Common Stock. Options granted to non-employee directors vest over a three-year period, and options granted to employees vest over a four-year period. All options under the 1994 Plan will expire no later than ten years after the grant date.

A summary of the 1994 Plan activity as of and for the years ended December 31, 1998, 1997 and 1996 is presented below:


                                                  1998                              1997                      1996
                                       ---------------------------         ---------------------      --------------------
                                                          Weighted                      Weighted                  Weighted
                                                           Average                       Average                   Average
                                                          Exercise                      Exercise                  Exercise
                                         Shares              Price          Shares         Price        Shares       Price
--------------------------------------------------------------------------------------------------------------------------

Fixed options
Outstanding at
  beginning of year                     498,667             $ 9.97         335,500      $ 9.20         208,000     $ 9.63
Granted                                  70,000               9.94         215,500       11.03         130,000       8.54
Exercised                               (20,333)              8.85              --          --              --         --
Forfeited                               (59,834)              9.21         (52,333)       9.36          (2,500)     10.25
--------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year              488,500             $10.10         498,667      $ 9.97         335,500     $ 9.20
--------------------------------------------------------------------------------------------------------------------------
Options exercisable
  at year-end                           281,232                            177,751                     108,875
--------------------------------------------------------------------------------------------------------------------------
Weighted-average fair value
  of options granted
  during the year                                           $ 6.52                      $ 6.62                     $ 4.88
--------------------------------------------------------------------------------------------------------------------------



The following table summarizes information about stock options outstanding at December 31, 1998:

                                                  Options Outstanding                     Options Exercisable
                                     ----------------------------------------------   ---------------------------
                                                           Weighted
                                                            Average        Weighted                      Weighted
Range of                                  Number          Remaining         Average        Number         Average
Exercise Prices                      Outstanding   Contractual Life  Exercise Price   Exercisable  Exercise Price
-----------------------------------------------------------------------------------------------------------------
$8.00 to $12.25                          488,500          7.7 years          $10.10       281,232           $9.98
-----------------------------------------------------------------------------------------------------------------



30  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

Employee Stock Purchase Plan Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase shares of the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. As of December 31, 1998, the Company has issued 18,403 shares of Common Stock since the plan's inception.

The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the awards at the grant dates in accordance with Financial Accounting Standards Board Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands, except per share amounts):

For the Years Ended December 31,      1998    1997    1996
--------------------------------------------------------------------
Net income
As reported                         $5,004  $7,206  $4,793
Pro forma                           $4,673  $6,874  $4,608
-----------------------------------------------------------
Basic earnings per common share
As reported                         $ 0.79  $ 1.15  $ 0.76
Pro forma                           $ 0.74  $ 1.09  $ 0.73
--------------------------------------------------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 1998, 1997 and 1996; dividend yield of 0.0% for each year; interest rate of 6.0% for each year; expected volatility of 75.0%, 65.0% and 60.0%, respectively; and expected lives for options of five years.

Cash-Incentive Plans The Company has a management cash-incentive plan covering certain key executives and employees and profit-sharing plans that cover the remaining employees. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 1998, 1997 and 1996, the Company expensed $1,246,000, $1,679,000 and $1,038,000, respectively, under these plans.




               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  31

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the acquisition of the Bridgeville facility assets from Armco in 1994, Armco agreed to retain responsibility for liabilities asserted against Armco under environmental laws with respect to environmental conditions existing at the Bridgeville facility prior to commencement of the long-term net lease of that facility with Armco on August 15, 1994, and to indemnify the Company up to $6.0 million in the aggregate over ten years. Such indemnification expires on August 15, 2004. Certain environmental conditions that were identified as having existed as of August 15, 1994, have been remediated by Armco at its expense.

In connection with the Company's June 2, 1995, agreement with Armco to purchase certain assets and a parcel of real property located at Titusville, Armco agreed to indemnify the Company up to $3.0 million in the aggregate for liabilities under environmental laws arising out of conditions on or under the Titusville property existing prior to June 2, 1995. Armco's obligation to indemnify the Company for any liabilities arising out of environmental conditions existing off-site as of June 2, 1995, is not subject to the $3.0 million limitation.

Management is not aware of any financial difficulties being experienced by Armco that would prevent its performance under the acquisition agreements. In addition, management is not aware of any environmental conditions or the incurrence of other liabilities at the Bridgeville or Titusville facilities, for which Armco has agreed to indemnify the Company, nor of any material environmental condition requiring remediation and affecting the Company other than those identified in the preceding discussion.

The Company maintains insurance for both property damage and business interruption applicable to its production facilities, including the universal rolling mill. In 1998, the Company settled its claim under its Boiler and Machinery policy related to the drive motor at the Bridgeville facility's universal rolling mill, which caused an approximately six-week production halt in 1995. After deducting all costs associated with the settlement, the Company received approximately $750,000.




32  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

NOTE 11: SEGMENT AND RELATED INFORMATION

The Company is comprised of two operating locations, the Bridgeville facility and the Titusville facility, and one corporate headquarters. The nature of the products and services, production processes, customer type and distribution methods are generally similar for both operating locations. In addition, the assessment of performance and allocation of resources is performed by the chief operating decision maker at the corporate level rather than by operating location. As such, the Company operates as a single segment.

The following table presents net sales by product line (dollars in thousands):

                                   1998     1997     1996
--------------------------------------------------------------------
Net sales
Stainless steel                 $53,661  $60,700  $46,903
Tool steel                        7,548   10,467    8,019
High-temperature alloy steel      4,387    2,636      728
Conversion services               3,690    4,834    3,804
Other                             3,309    2,664      804
----------------------------------------------------------
Total net sales                 $72,595  $81,301  $60,258
--------------------------------------------------------------------

Net sales from the Company's largest customer and its affiliates were approximately 35%, 44% and 46% of total 1998, 1997 and 1996 net sales, respectively. The accounts receivable balances from the same customer comprised approximately 9% and 32% of total accounts receivable at December 31, 1998 and 1997, respectively.

The Company derives less than 10% of its revenues from markets outside of the United States and the Company has no assets located outside the United States.





               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  33

NOTE 12: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       First     Second    Third     Fourth
(Dollars in thousands, except per share amounts)     Quarter   Quarter   Quarter    Quarter
---------------------------------------------------------------------------------------------------------
1998 Data
Net sales                                            $22,349   $21,163   $15,977   $13,106
Gross profit                                           3,882     3,831     2,836     1,951
Operating income                                       2,742     2,495     1,687       642
Net income                                             1,811     1,535       982       676
Earnings per common share
Basic (a)                                            $  0.29   $  0.24   $  0.16   $  0.11
Diluted                                              $  0.28   $  0.24   $  0.16   $  0.11
---------------------------------------------------------------------------------------------------------
1997 Data
Net sales                                            $18,771   $20,809   $22,081   $19,640
Gross profit                                           3,712     4,395     4,542     3,624
Operating income                                       2,571     3,094     3,319     2,590
Net income                                             1,611     1,947     2,053     1,595
Earnings per common share
Basic                                                $  0.26   $  0.31   $  0.33   $  0.25
Diluted (a)                                          $  0.26   $  0.31   $  0.32   $  0.24
---------------------------------------------------------------------------------------------------------

(a) Earnings per share for the year is less than the sum of the quarterly earnings per share due to the change in shares each quarter.





34  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT

Price Range of Common Stock


The Common Stock is listed on the Nasdaq National Market under the symbol "USAP." The following table sets forth the range of high and low sale prices per share of Common Stock, for the periods indicated below:

                   High      Low
------------------------------------------------
Year 1998
First quarter     $14-3/8  $11-7/16
Second quarter    $    14  $      9
Third quarter     $10-1/2  $ 5-3/16
Fourth quarter    $ 7-1/2  $  4-1/4
------------------------------------
Year 1997
First quarter     $11-3/4  $  8-7/8
Second quarter    $13-3/4  $  9-3/8
Third quarter     $17-1/4  $ 12-3/4
Fourth quarter    $17-3/4  $ 12-3/8
------------------------------------------------

The Company has never paid a cash dividend on its Common Stock and currently has no plans to pay dividends in the foreseeable future. The PNC Credit Agreement contains restrictions on the Company's ability to pay dividends on Common Stock.





               UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT  35

Five-Year Summary



For the Years Ended December 31,                       1998      1997      1996      1995    1994(a)
-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Summary of Operations
Net sales                                           $72,595   $81,301   $60,258   $46,992   $ 5,743
Operating income (loss)                               7,566    11,574     7,531     3,202    (1,655)
Income (loss) before extraordinary items              5,004     7,206     4,793     2,723    (1,842)
Extraordinary items (b)                                  --        --        --        --      (634)
Net income (loss)                                     5,004     7,206     4,793     2,723    (2,476)
-----------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Common Share
Income (loss) before extraordinary items            $  0.79   $  1.12   $  0.76   $  0.57   $ (0.62)
Extraordinary items                                      --        --        --        --     (0.22)
----------------------------------------------------------------------------------------------------
Net income (loss)                                   $  0.79   $  1.12   $  0.76   $  0.57   $ (0.84)
-----------------------------------------------------------------------------------------------------------------
Financial Position at Year-End
Working capital                                     $21,829   $20,086   $15,981   $19,283   $ 6,857
Total assets                                         64,450    56,151    42,098    32,437    14,757
Total debt                                           12,958     5,779     2,794       535       772
Stockholders' equity                                 42,565    37,768    30,497    25,591     8,875
-----------------------------------------------------------------------------------------------------------------
Other Data
Capital expenditures                                $12,146   $ 8,145   $11,409   $ 3,039   $   132
Depreciation and amortization                         1,516     1,109       541       304       133
Return on stockholders' equity                         11.8%     19.1%     15.7%     10.6%       --
Debt to total capitalization                           23.3      13.3       8.4       2.1       8.0
Employees                                               280       270       208       172       104
Customers                                               200       167       136        77        25
-----------------------------------------------------------------------------------------------------------------

(a) The Company began operating the Bridgeville facility on August 15, 1994, and initial shipments of semi-finished steel were made on September 19, 1994.

(b) During 1994, the Company recorded an extraordinary loss for the early extinguishment of debt and the early termination of a bank agreement.







36  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 1998 ANNUAL REPORT