Form 10-K, Exhibit 13
period 1999-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 2000-03-30
CIK 931584

                                                                   Exhibit 13.01


Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report


1 9 9 9    financial review

                10  Management's Discussion and Analysis of
                    Financial Condition and Results of Operations

                14  Report of Independent Accountants

                15  Consolidated Statement of Operations

                16  Consolidated Balance Sheet

                17  Consolidated Statement of Cash Flows

                18  Notes to the Consolidated Financial Statements

                26  Price Range of Common Stock

                27  Five-Year Summary

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations
An analysis of the Company's operations is as follows (dollars in thousands):

                                                         1999             1998             1997
                                                  --------------------------------------------------
                                                    Amount     %     Amount     %     Amount     %
----------------------------------------------------------------------------------------------------

Net sales
Stainless steel                                     $55,255   82.9   $53,661   73.9   $60,700   74.7
Tool steel                                            6,055    9.1     7,548   10.4    10,467   12.9
High-temperature alloy steel                          2,124    3.2     4,387    6.0     2,636    3.2
Conversion services                                   1,807    2.7     3,690    5.1     4,834    5.9
Other                                                 1,422    2.1     3,309    4.6     2,664    3.3
----------------------------------------------------------------------------------------------------
Total net sales                                      66,663  100.0    72,595  100.0    81,301  100.0
====================================================================================================

Cost of products sold
Raw materials                                        24,732   37.1    26,839   37.0    32,601   40.1
Other                                                33,901   50.9    33,256   45.8    32,427   39.9
----------------------------------------------------------------------------------------------------
Total cost of products sold                          58,633   88.0    60,095   82.8    65,028   80.0
----------------------------------------------------------------------------------------------------
Selling and administrative expenses                   4,299    6.4     4,934    6.8     4,699    5.8
----------------------------------------------------------------------------------------------------
Operating income                                    $ 3,731    5.6   $ 7,566   10.4   $11,574   14.2
====================================================================================================

Net sales by market segment are as follows (dollars in thousands):

                                                         1999             1998             1997
                                                  --------------------------------------------------
                                                     Amount     %     Amount     %     Amount     %
----------------------------------------------------------------------------------------------------
Rerollers                                           $36,522   54.8   $32,990   45.4   $41,196   50.7
Service centers                                      11,130   16.7    12,809   17.6    11,864   14.6
Forgers                                               9,185   13.8    17,144   23.6    13,846   17.0
Original equipment manufacturers                      7,761   11.6     5,840    8.1     9,200   11.3
Conversion services                                   1,807    2.7     3,690    5.1     4,834    6.0
Miscellaneous                                           258    0.4       122    0.2       361    0.4
----------------------------------------------------------------------------------------------------
Total net sales                                     $66,663  100.0   $72,595  100.0   $81,301  100.0
====================================================================================================

10

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report

1999 RESULTS AS COMPARED TO 1998 The decrease in net sales in 1999 reflects lower sales prices on products shipped to all of the Company's market segments and reduced shipments. The Company shipped approximately 44,800 tons in 1999, compared to shipments of 45,500 tons in 1998. The increase in net sales of stainless steel was achieved through increased shipments of long products to the reroller market, of power generation products to the forging and OEM markets and of finished round bar to the service center market. Overall, lower shipments to the forging and service center markets and lower conversion services are a result of lower demand for the Company's products from the aerospace market and the lingering effect of increased import levels during the second half of 1998.

Cost of products sold, as a percent of net sales, increased in 1999 as compared to 1998. This increase was primarily due to increases in the acquisition costs for the Company's primary raw materials, higher depreciation expenses, costs associated with the increased activity of the Company's bar products and lower selling prices in the stainless steel area.

Selling and administrative expenses decreased in 1999 as compared to 1998. This primarily reflected the Company's actions to lower its costs as a result of market conditions.

Interest expense and other financing costs increased from $361,000 in 1998 to $736,000 in 1999 primarily due to a reduction in capitalized interest and higher interest rates on the PNC Term Loan. Other income (expense), net increased to income of $30,000 in 1999 from expense of $93,000 in 1998 primarily due to the costs associated with pursuing an acquisition in 1998.

The 1999 effective income tax rate was 30.5% compared to 36.3% in 1998. The decrease in the effective income tax rate is primarily attributable to the effect of the Company's permanent tax deductions against lower income levels generated in 1999.

1998 RESULTS AS COMPARED TO 1997 The decrease in 1998 net sales reflects reduced shipments to all of the Company's market segments primarily due to increased imports. The Company shipped approximately 45,500 tons in 1998, compared to 55,300 tons in 1997. The decrease in net sales of stainless steel also resulted from lower selling prices due to price competition created by increased import levels and the lower cost of nickel during 1998. Increased shipments of low-alloy and high-temperature alloy steels, introduced in 1997, and of bar mill products partially offset the decline in net sales.

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

The 1998 results benefited from the settlement of an insurance claim related to the 1995 electrical component breakdown in a drive motor at the Company's Bridgeville facility universal rolling mill. The settlement, net of costs incurred in connection with the Company's claim, was $750,000.

Interest expense and other financing costs increased $113,000 as a result of borrowings under a term loan from PNC Bank to finance capital expenditures. Other income (expense) was impacted negatively by the costs associated with pursuing the acquisition of AL Tech Specialty Steels, Inc. and the removal of buildings at the Bridgeville facility. These costs were partially offset by a government grant received in connection with the expansion of operations at the Bridgeville facility.

The 1998 effective income tax rate was 36.3% compared to 37.0% in 1997. The decrease in the effective tax rate is directly attributable to a lower effective rate for state income taxes.

Liquidity and Capital Resources

The Company generated cash flow from operations in 1999 and 1998 of $4.9 million and $6.9 million, respectively. This decrease is primarily due to the reduction in net income partially offset by a reduction in working capital.

At December 31, 1999, working capital approximated $20.8 million, as compared to $21.8 million at December 31, 1998. The ratio of current assets to current liabilities at December 31, 1999 and 1998, was 3.2:1 and 4.3:1, respectively. The debt to capitalization ratio was 21% at December 31, 1999, and 23% at December 31, 1998. The decrease in working capital was primarily attributable to decreases in cash, inventory and other current assets as well as increases in accounts payable, and the current portion of long-term debt which were partially offset by an increase in accounts receivable. The increases in accounts receivable and accounts payable are primarily due to increased sales activity during the 1999 fourth quarter.

CAPITAL EXPENDITURES AND INVESTMENTS The Company's capital expenditures were approximately $3.4 million and $12.1 million in 1999 and 1998, respectively, which reflect the completion of the round bar finishing facility located at the Bridgeville facility. Capital expenditures in 2000 are expected to approximate $4.0 million and will be used primarily to complete projects previously initiated and for the purchase and installation of a billet grinder. These expenditures are expected to be funded substantially from internally generated funds.

PNC CREDIT AGREEMENT On January 30, 1998, the Company entered into the Second Amended and Restated Credit Agreement, as subsequently amended, with PNC Bank for a $6.5 million revolving credit facility through April 2001 (the "PNC Line") and a seven-year term loan (the "PNC Term Loan"), secured by substantially all of the Company's assets. Borrowings under the PNC Term Loan aggregated $10.0 million and scheduled quarterly principal payments commenced on September 30, 1999. Interest incurred from borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank's approval; and to restrict the payment of dividends. As of December 31, 1999, the Company was in compliance with all financial ratios and restrictive covenants.

STOCK REPURCHASE PROGRAM On October 19, 1998, the Company initiated a stock repurchase program to repurchase from time to time up to a total of 315,000 shares of its outstanding common stock in open market transactions at market prices. During 1999, the Company repurchased 182,900 shares at a cost of $1,066,000. Cash from operations financed the repurchase of common stock. The Company is authorized to repurchase an additional 57,100 shares of common stock as of December 31, 1999.

SUPPLY CONTRACT In November 1998, the Company entered into a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation, covering a period of at least 18 months. Under terms of the agreement, the Company will supply Talley Metals with an average of 1,750 tons of stainless reroll billet products per month. The value of the contract on a monthly basis will depend on product mix and key raw material prices. In December 1999, the agreement was extended to cover an additional 12-month period under the same terms and conditions.

ENVIRONMENTAL MATTERS The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the 1994 acquisition of the Bridgeville facility assets from Armco, which merged with and into AK Steel in 1999 ("Armco"), Armco agreed to retain

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report

responsibility for liabilities asserted against it under environmental laws with respect to environmental conditions existing at the Bridgeville facility prior to commencement of the long-term net lease of that facility on August 15, 1994, and to indemnify the Company up to $6.0 million in the aggregate over ten years. Such indemnification expires on August 15, 2004.

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

Management is not aware of any financial difficulties being experienced by AK Steel, as successor to Armco, that would prevent its performance under the acquisition agreements. In addition, management is not aware of any environmental conditions or the incurrence of other liabilities at the Bridgeville or Titusville facilities, for which Armco has agreed to indemnify the Company, nor of any material environmental condition requiring remediation and affecting the Company.

YEAR 2000 The following statements are provided pursuant to the provisions of the Year 2000 Information and Readiness Disclosure Act of 1998.

The Company encountered no problems during the rollover to the Year 2000 which had a material impact on operations. Until all processes and systems are run in production for the first time after the rollover and through leap year, there is the potential for date-related problems. The Company plans to continue monitoring its processes and systems to ensure dates and date-related information continue to be processed correctly.

SHORT- AND LONG-TERM LIQUIDITY The Company expects to meet substantially all of its short-term liquidity requirements with internally generated funds and borrowings under the PNC Credit Agreement. At December 31, 1999, the Company had $6.5 million available under the PNC Line.

The Company's long-term liquidity depends upon its ability to obtain additional orders from its customers, attract new customers and control costs during periods of low demand or pricing in the event of a downturn in general economic conditions.

GENERAL Actual results will be affected by a wide range of factors including receipt, pricing and timing of future customer orders; changes in product mix; the concentrated nature of the Company's customer base to date and the Company's dependence on its significant customers; the Company's reliance on certain critical manufacturing equipment; the significant fluctuations that may occur in raw material prices; and the Company's ongoing requirement for continued compliance with environmental laws. Any unfavorable change in the foregoing or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. Many of these factors are not within the Company's control, and there can be no assurances regarding the Company's future sales or earnings. For a discussion of these and other matters, refer to the Company's Annual Report on Form-10K for the year ended December 31, 1999 and other reports on file with the Securities and Exchange Commission.

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc., and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/  PricewaterhouseCoopers  LLP
PricewaterhouseCoopers  LLP
Pittsburgh, Pennsylvania

January 21, 2000

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report
Consolidated Statement of Operations

For the Years Ended December 31,                                      1999        1998        1997
---------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share information)
Net sales                                                          $ 66,663    $ 72,595    $ 81,301
Cost of products sold                                                58,633      60,095      65,028
Selling and administrative expenses                                   4,299       4,934       4,699
---------------------------------------------------------------------------------------------------
Operating income                                                      3,731       7,566      11,574
Insurance settlement                                                     --         750          --
Interest expense and other financing costs                             (736)       (361)       (248)
Other income (expense), net                                              30         (93)        112
---------------------------------------------------------------------------------------------------
Income before taxes                                                   3,025       7,862      11,438
Provision for income taxes                                              922       2,858       4,232
---------------------------------------------------------------------------------------------------
Net income                                                         $  2,103    $  5,004    $  7,206
===================================================================================================

EARNINGS PER COMMON SHARE:
Basic                                                              $   0.34    $   0.79    $   1.15
Diluted                                                            $   0.34    $   0.79    $   1.12
---------------------------------------------------------------------------------------------------
Weighted-average number of shares of
 Common Stock outstanding                                         6,110,911   6,304,524   6,285,531
===================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

December 31,                                                                                1999      1998
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)

Assets
CURRENT ASSETS

Cash and cash equivalents                                                                $    868   $ 1,437
Accounts receivable (less allowance for doubtful accounts
  of $418 and $358)                                                                        12,113     8,843
Inventory                                                                                  15,730    16,182
Deferred taxes                                                                              1,232       592
Other current assets                                                                          332     1,388
-----------------------------------------------------------------------------------------------------------
Total current assets                                                                       30,275    28,442
Property, plant and equipment, net                                                         36,989    35,710
Other assets                                                                                  915       298
-----------------------------------------------------------------------------------------------------------
Total assets                                                                             $ 68,179   $64,450
===========================================================================================================


Liabilities and Stockholders' Equity
CURRENT LIABILITIES

Trade accounts payable                                                                   $  5,477   $ 3,166
Bank overdrafts                                                                             1,107     1,145
Current portion of long-term debt                                                           1,836     1,117
Accrued employment costs                                                                      727       957
Other current liabilities                                                                     328       228
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   9,475     6,613
Long-term debt                                                                             10,005    11,841
Deferred taxes                                                                              5,046     3,431
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                                          24,526    21,885
-----------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Senior Preferred Stock, par value $.001 per share;
 liquidation value $100 per share; 2,000,000 shares authorized;
 0 shares issued and outstanding                                                               --        --
Common Stock, par value $.001 per share; 10,000,000 shares
 authorized; 6,330,416 and 6,320,036 shares issued
 and outstanding                                                                                6         6
Additional paid-in capital                                                                 25,838    25,787
Retained earnings                                                                          19,353    17,250
Treasury Stock at cost; 257,900 and 75,000 common shares                                   (1,544)     (478)
-----------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                 43,653    42,565
-----------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                               $ 68,179   $64,450
===========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report
Consolidated Statement of Cash Flows

For the Years Ended December 31,                                                 1999                  1998            1997
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                     $  2,103           $   5,004        $  7,206
Adjustments to reconcile to net cash and cash
  equivalents provided by operating activities:
  Depreciation and amortization                                                   2,101               1,516           1,109
  Deferred taxes                                                                    354               1,566             750
Changes in assets and liabilities:
  Accounts receivable, net                                                       (3,270)              5,660          (5,094)
  Inventory                                                                         452                (711)         (5,687)
  Accounts payable and bank overdraft                                             2,273              (3,690)          2,144
  Accrued employment costs                                                         (230)               (747)            301
  Other, net                                                                      1,146              (1,742)            336
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         4,929               6,856           1,065
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures                                                             (3,366)            (12,146)         (8,145)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            (3,366)            (12,146)         (8,145)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long-term debt                                                         --              10,000             500
Long-term debt repayment                                                         (1,117)               (382)           (300)
Proceeds from issuance of Common Stock                                               51                 244              65
Borrowings under revolving line of credit                                        22,310              24,855          24,922
Repayments under revolving line of credit                                       (22,310)            (27,640)        (22,137)
Deferred financing costs                                                             --                 (49)            (12)
Purchase of Treasury Stock                                                       (1,066)               (478)             --
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                              (2,132)              6,550           3,038
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                    (569)              1,260          (4,042)
Cash and cash equivalents at beginning of period                                  1,437                 177           4,219
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                     $    868           $   1,437        $    177
===========================================================================================================================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid (net of amount capitalized)                                      $    774           $     298        $    226
Income taxes paid                                                              $    388           $   2,698        $  3,428
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Note 1: Significant Accounting Policies

DESCRIPTION OF THE COMPANY Universal Stainless & Alloy Products, Inc. (the "Company") manufactures and markets semi-finished and finished specialty steel products, including stainless steel, tool steel and certain other alloyed steels. The Company's manufacturing process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty steels. The Company's products are sold to rerollers, forgers, service centers and original equipment manufacturers, which primarily include the power generation and aerospace industries. The Company also performs conversion services on materials supplied by customers that lack certain of the Company's production facilities or that are subject to their own capacity constraints.

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

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report

should become inoperative as a result of an unexpected equipment failure, there can be no assurance that the Company's operations would not be substantially curtailed.

CAPITALIZATION OF SOFTWARE COSTS Direct costs incurred in the development and implementation of internal-use software is capitalized and amortized on a straight-line basis over its anticipated useful life, which generally does not exceed five years.

REVENUE RECOGNITION Revenue from the sale of products is recognized upon passage of title to the customer, which in most cases coincides with shipment of the related products or the performance of conversion services.

INCOME TAXES Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company uses the liability method to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the asset will not be realized.

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

SEGMENT INFORMATION In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information" utilizing the "management approach." The management approach is based on the way the chief operating decision maker organizes segments within the Company for making operating decisions and assessing performance.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform with the 1999 presentation.

Note 2: Inventory
The major classes of inventories are as follows (dollars in thousands):

December 31,                                              1999               1998
---------------------------------------------------------------------------------
Raw materials and supplies                             $ 2,427            $ 2,358
Semi-finished and finished
  steel products                                        10,208             11,152
Operating materials                                      3,095              2,672
---------------------------------------------------------------------------------
Total inventory                                        $15,730            $16,182
=================================================================================

Note 3: Property, Plant and Equipment
Property, plant and equipment consists of the following (dollars in thousands):

December 31,                                             1999                      1998
-----------------------------------------------------------------------------------------
Land and land improvements                              $   822                   $   822
Buildings                                                 3,337                     2,591
Machinery and equipment                                  37,329                    31,903
Construction in progress                                    835                     3,655
-----------------------------------------------------------------------------------------
                                                         42,323                    38,971
-----------------------------------------------------------------------------------------
Accumulated depreciation                                 (5,334)                   (3,261)
-----------------------------------------------------------------------------------------
Property, plant and equipment, net                      $36,989                   $35,710
=========================================================================================

Property, plant and equipment includes a capital lease with Armco, which merged with and into AK Steel in 1999 ("Armco") for the land and certain buildings and structures located in Bridgeville (the "Bridgeville Lease"). The Bridgeville Lease is for a ten-year term commencing on August 15, 1994, with three five-year options to renew on the same terms at the Company's discretion at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property. The Company also has an option under the lease to buy substantially all of the leased premises for $1 at any time during the term of the Bridgeville Lease prior to August 15, 2015.

In 1998, the Company entered into two new capital leases with unrelated third parties for machinery and equipment at the Bridgeville facility. Under the terms of both of the leases, the Company has the option to purchase the leased machinery and equipment for $1 at the end of the five-year term. The total value of the leased machinery and equipment is $346,000.

The Company capitalized $104,000 and $421,000 of its interest costs associated with the PNC Line and the PNC Term Loan in 1999 and 1998, respectively.

Note 4: Long-Term Debt and Other Financing
Long-term debt consists of the following (dollars in thousands):

December 31,                                      1999                1998
-----------------------------------------------------------------------------
PNC Term Loan                                    $ 9,300              $10,000
Government debt                                    2,227                2,516
Capital lease obligations                            314                  442
-----------------------------------------------------------------------------
                                                  11,841               12,958
Less amounts due within one year                  (1,836)              (1,117)
-----------------------------------------------------------------------------
Total long-term debt                             $10,005              $11,841
=============================================================================

On January 30, 1998, the Company entered into the Second Amended and Restated Credit Agreement, as subsequently amended, with PNC Bank, the "PNC Credit Agreement", for a $6,500,000 revolving credit facility through April 2001 (the "PNC Line") and a $15,000,000 seven-year term loan (the "PNC Term Loan"), secured by substantially all of the Company's assets. Borrowings under the PNC Term Loan were $10,000,000 through June 30, 1999 and scheduled quarterly principal payments commenced on September 30, 1999. Interest incurred from borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. The PNC Term Loan currently bears interest at a rate equal to the Euro-dollar rate plus 175 basis points. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank's approval; and to restrict the payment of dividends.

The Company has several separate loan agreements with the Commonwealth of Pennsylvania's Department of Commerce aggregating $1,600,000 with terms ranging from seven to twenty years. In 1996 the Company entered into a ten-year loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000. The loans bear interest at rates ranging from 5% to 6% per annum.

Scheduled maturities of long-term obligations for the next five years are as follows (dollars in thousands):

------------------------------------------------------
2000                                             1,836
2001                                             1,808
2002                                             1,807
2003                                             1,696
2004                                             1,633
------------------------------------------------------
Thereafter                                       3,061
======================================================

Note 5: Retirement Plans

The Company has defined contribution retirement plans that cover substantially all employees. The Company's contributions to the hourly employee plan are based on time worked while contributions to the salaried plan are established as a fixed amount per month. Company contributions to both plans are funded at six-month intervals. The total expense for the years ended December 31, 1999, 1998 and 1997, was $284,000, $286,000 and $251,000, respectively.

No other post-retirement benefit plans exist.

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report

Note 6: Income Taxes
Components of the provision for income taxes are as follows (dollars in thousands):

For the Years Ended December 31,           1999             1998       1997
------------------------------------------------------------------------------
Current provision:
Federal                                    $ 512             $1,245     $3,113
State                                         56                 47        369
------------------------------------------------------------------------------
                                             568              1,292      3,482
------------------------------------------------------------------------------

Deferred provision
  (benefit):
Federal                                      457              1,416        682
State                                       (103)               150         68
------------------------------------------------------------------------------
                                             354              1,566        750
------------------------------------------------------------------------------
Provision for income taxes                 $ 922             $2,858     $4,232
==============================================================================

A reconciliation of the federal statutory tax rate and the Company's effective tax rate is as follows:

For the Years Ended December 31,           1999             1998             1997
----------------------------------------------------------------------------------
Federal statutory tax                       34.0%            34.0%            34.0%
State income taxes,
 net of federal benefit                     (2.2)             2.3              2.7
Other, net                                  (1.3)             0.0              0.3
----------------------------------------------------------------------------------
Effective tax rate                          30.5%            36.3%            37.0%
==================================================================================

Deferred taxes result from the following (dollars in thousands):

December 31,                                      1999            1998
-----------------------------------------------------------------------

Deferred tax assets:
Receivables                                       $  173         $ 173
Inventory                                            540           238
Organizational expenses                               --            36
Net operating loss carry forwards                  1,007            --
Accrued liabilities                                  132           145
----------------------------------------------------------------------
                                                  $1,852         $ 592
----------------------------------------------------------------------

Deferred tax liabilities:
Property, plant and equipment                     $5,046         $3,431
=======================================================================

Note 7: Stockholders' Equity

                                                    Common                   Additional
                                                    Shares        Common      Paid-In    Retained   Treasury      Treasury
(Dollars in thousands)                            Outstanding     Stock       Capital    Earnings    Shares         Stock
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                        6,283,734        $6      $25,451      $ 5,040        --       $    --
Common Stock Issuance under
  Employee Stock Purchase Plan                          7,089                     65
Net income                                                                                  7,206
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                        6,290,823         6       25,516       12,246        --            --
Common Stock Issuance under
  Employee Stock Purchase Plan                          8,880                     63
Exercise of Stock Options                              20,333                    208
Purchase of Treasury stock                                                                           75,000          (478)
Net income                                                                                  5,004
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                        6,320,036         6       25,787       17,250    75,000          (478)
Common Stock Issuance under
  Employee Stock Purchase Plan                         10,380                     51
Purchase of Treasury stock                                                                          182,900        (1,066)
Net income                                                                                  2,103
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                        6,330,416        $6      $25,838      $19,353   257,900       $(1,544)
============================================================================================================================

In connection with the 1994 initial public offering, the underwriters received warrants, which expired on December 14, 1999, to purchase 162,500 shares of the Company's Common Stock at an exercise price of $10.80 per share.

On October 19, 1998, the Company's Board of Directors implemented a stock repurchase program. Under the program, the Company may repurchase up to 315,000 shares, or approximately 5%, of the Company's Common Stock in open market transactions at market prices. At December 31, 1999, the Company is authorized to repurchase 57,100 shares of the Company's Common Stock.

The Company has 2,000,000 authorized shares of Senior Preferred Stock. At December 31, 1999 and 1998, there were no shares issued or outstanding.

Note 8: Basic and Diluted Earnings Per Share

The computation of basic and diluted earnings per share for the years ended December 31, 1999, 1998 and 1997 is performed as follows (dollars in thousands, except share amounts and per share amounts):

                                                      1999                    1998                    1997
                                             -----------------------------------------------------------------------

                                               Income      Shares      Income       Shares      Income     Shares
--------------------------------------------------------------------------------------------------------------------
Income available to common Stockholders        $2,103     6,110,911     $5,004     6,304,524     $7,206    6,285,531
Effect of dilutive securities                                    --                   50,707                 131,544
Income available to common Stockholders
  plus assumed conversion                      $2,103     6,110,911     $5,004     6,355,231     $7,206    6,417,075
--------------------------------------------------------------------------------------------------------------------
Basic earnings per share                       $ 0.34                   $ 0.79                   $ 1.15
Diluted earnings per share                     $ 0.34                   $ 0.79                   $ 1.12
====================================================================================================================

22

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report

Note 9: Stock Compensation Plans
At December 31, 1999, the Company has two stock-based compensation plans that are described below:

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

A summary of the 1994 Plan activity as of and for the years ended December 31, 1999, 1998 and 1997 is presented below:

                                                     1999                              1998                        1997
                                        ------------------------------------------------------------------------------------------

                                                        Weighted-                         Weighted-                   Weighted-
                                                         Average                           Average                     Average
                                          Shares      Exercise Price         Shares     Exercise Price   Shares     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Fixed options
Outstanding at beginning of year          488,500             $10.10        498,667             $ 9.97    335,500             $ 9.20

Granted                                    40,000               6.06         70,000               9.94    215,500              11.03

Exercised                                      --                 --        (20,333)              8.85         --                 --

Forfeited                                 (46,000)              9.90        (59,834)              9.21    (52,333)              9.36

------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                482,500             $ 9.79        488,500             $10.10    498,667             $ 9.97
-----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end           364,165                           281,232                       177,751

------------------------------------------------------------------------------------------------------------------------------------

Weighted-average fair value of
  options granted during the year                             $ 2.89                            $ 6.52                       $ 6.62
===================================================================================================================================


The following table summarizes information about stock options outstanding at December 31, 1999.

                                          Options Outstanding                     Options Exercisable
                          -------------------------------------------------- -----------------------------
                                         Weighted-Average
Range of                         Number         Remaining  Weighted-Average       Number  Weighted-Average
Exercise Prices             Outstanding  Contractual Life    Exercise Price  Exercisable    Exercise Price
---------------------------------------------------------------------------- -----------------------------
$6.06 to $12.25                 482,500               7.0             $9.79      364,165            $10.17
============================================================================ =============================

EMPLOYEE STOCK PURCHASE PLAN Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase shares of the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. At December 31, 1999, the Company has issued 28,783 shares of Common Stock since the plan's inception.

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the awards at the grant dates in accordance with Financial Accounting Standards Board Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (dollars in thousands, except per share amounts):

For the Years Ended December 31,             1999           1998       1997
-----------------------------------------------------------------------------
Net income
As reported                                  $2,103        $5,004      $7,206
Pro forma                                    $1,704        $4,673      $6,874
------------------------------------------------------------------------------
Basic earnings per share
As reported                                  $ 0.34        $ 0.79      $ 1.15
Pro forma                                    $ 0.28        $ 0.74      $ 1.09
------------------------------------------------------------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 1999, 1998 and 1997 respectively; dividend yield of 0.0% for each year; interest rate of 6.0% for each year; expected volatility of 45.0%, 75.0% and 65.0%; and expected lives for options of five years.

CASH-INCENTIVE PLANS The Company has a management cash-incentive plan covering certain key executives and employees and profit-sharing plans that cover the remaining employees. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 1999, 1998 and 1997, the Company expensed $445,000, $1,246,000 and $1,679,000, respectively, under these plans.

Note 10: Commitments and Contingencies

The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the 1994 acquisition of the Bridgeville facility assets from Armco, Armco agreed to retain responsibility for liabilities asserted against it under environmental laws with respect to environmental conditions existing at the Bridgeville facility prior to commencement of the Bridgeville Lease on August 15, 1994, and to indemnify the Company up to $6.0 million in the aggregate over ten years. Such indemnification expires on August 15, 2004.

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

Management is not aware of any financial difficulties being experienced by AK Steel, as successor to Armco, that would prevent its performance under the acquisition agreements. In addition, management is not aware of any environmental conditions or the incurrence of other liabilities at the Bridgeville or Titusville facilities, for which Armco has agreed to indemnify the Company, nor of any material environmental condition requiring remediation and affecting the Company.

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report

The Company maintains insurance for both property damage and business interruption applicable to its production facilities, including the universal rolling mill. In 1998, the Company settled its claim under its Boiler and Machinery policy related to the drive motor at the Bridgeville facility's universal rolling mill, which caused an approximately six-week production halt in 1995. After deducting all costs associated with the settlement, the Company received $750,000.

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

The following table presents net sales by product line (dollars in thousands):

                                1999            1998            1997
-----------------------------------------------------------------------
Stainless steel                $55,255        $53,661           $60,700
Tool steel                       6,055          7,548            10,467
High-temperature
  alloy steel                    2,124          4,387             2,636
Conversion services              1,807          3,690             4,834
Other                            1,422          3,309             2,664
-----------------------------------------------------------------------
Total net sales                $66,663        $72,595           $81,301
=======================================================================

Net sales from the Company's largest customer and its affiliates, which were generated from the Bridgeville Operations, approximated 48%, 35% and 44% of total 1999, 1998 and 1997 sales, respectively. The accounts receivable balances from the same customer comprised approximately 41% and 9% of total accounts receivable at December 31, 1999 and 1998, respectively.

The Company derives less than 10% of its revenues from markets outside of the United States and the Company has no assets located outside the United States.

Note 12: Quarterly Financial Data (unaudited)
(Dollars in thousands, except per share amounts)

                          First        Second          Third         Fourth
                         Quarter       Quarter        Quarter        Quarter
-----------------------------------------------------------------------------
1999 Data
Net sales               $14,488         $15,485        $16,110        $20,580
Gross profit              1,527           1,545          1,900          3,058
Operating income            513             575            893          1,750
Net income                  231             249            455          1,168
Earnings per
  common share
Basic                   $  0.04         $  0.04        $  0.07        $  0.19
Diluted                 $  0.04         $  0.04        $  0.07        $  0.19
==============================================================================

1998 Data
Net sales               $22,349         $21,163        $15,977        $13,106
Gross profit              3,882           3,831          2,836          1,951
Operating income          2,742           2,495          1,687            642
Net income                1,811           1,535            982            676
Earnings per
  common share
Basic (a)               $  0.29         $  0.24        $  0.16        $  0.11
Diluted                 $  0.28         $  0.24        $  0.16        $  0.11
==============================================================================

(a) Earnings per share for the year is less than the sum of the quarterly earnings per share due to the change in shares each quarter.

Price Range of Common Stock

The Common Stock is listed on the Nasdaq National Market under the symbol "USAP." The following table sets forth the range of high and low sale prices per share of Common Stock, for the periods indicated below:

                                High       Low
---------------------------------------------------
Year 1999
First quarter                  $ 7 3/8     $ 5 3/4
Second quarter                 $ 6 1/4     $ 5 3/8
Third quarter                  $ 6 1/4     $ 4 3/4
Fourth quarter                 $ 6 3/4     $ 3 1/4
===================================================
Year 1998
First quarter                  $14 3/8     $11 7/16
Second quarter                 $14         $ 9
Third quarter                  $10 1/2     $ 5 3/16
Fourth quarter                 $ 7 1/2     $ 4 1/4
===================================================

The Company has never paid a cash dividend on its Common Stock and currently has no plans to pay dividends in the foreseeable future. The PNC Credit Agreement contains restrictions on the Company's ability to pay dividends on Common Stock.

Universal Stainless & Alloy Products, Inc. 1 9 9 9 Annual Report

Five-Year Summary

For the Years Ended December 31,                      1999          1998          1997          1996          1995
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Summary of Operations
Net sales                                          $ 66,663      $ 72,595      $ 81,301      $ 60,258      $ 46,992
Operating income                                      3,731         7,566        11,574         7,531         3,202
Net income                                            2,103         5,004         7,206         4,793         2,723
===================================================================================================================

Financial Position at Year-End
Working capital                                    $ 20,800      $ 21,829      $ 20,086      $ 15,981      $ 19,283
Total assets                                         68,179        64,450        56,151        42,098        32,437
Total debt                                           11,841        12,958         5,779         2,794           535
Stockholders' equity                                 43,653        42,565        37,768        30,497        25,591
===================================================================================================================

Common Share Data
Net income--basic                                  $   0.34      $   0.79      $   1.15      $   0.76      $   0.57
Net income--diluted                                    0.34          0.79          1.12          0.76          0.57
Stockholders' equity                                   7.19          6.82          6.00          4.85          4.08
===================================================================================================================

Other Data
EBITDA (a)                                         $  5,844      $  8,960      $ 12,741      $  8,226      $  3,601
Capital expenditures                                  3,366        12,146         8,145        11,409         3,039
Depreciation and amortization                         2,101         1,516         1,109           541           304
Return on stockholders' equity                          4.8%         11.8%         19.1%         15.7%         10.6%
Debt to total capitalization                           21.3          23.3          13.3           8.4           2.1
Employees                                               277           280           270           208           172
Customers                                               235           200           167           136            77
===================================================================================================================

Average Shares Outstanding (in thousands)
Basic                                                 6,111         6,305         6,286         6,271         4,745
Diluted                                               6,111         6,355         6,417         6,293         4,780
===================================================================================================================

(a) Represents earnings before special charges, interest expense, income taxes and depreciation and amortization.

Forward-Looking Information Safe Harbor

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth, cost savings, expanded production capacity, broader product lines, greater capacity to meet customer quality reliability, price and delivery needs, enhanced competitive posture, and Year 2000 compliance, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company's filings with the Securities and Exchange Commission during the past 12 months.

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

A. Bruce Kennedy
Vice President, Operations

Richard M. Ubinger
Chief Financial Officer and Treasurer

Paul A. McGrath
Director, Employee Relations,
General Counsel and Secretary

MANAGEMENT

Richard A. Dragoo
Director, Purchasing

Keith A. Engleka
Director, Technology

David M. Blanchard
Manager, PRP Division


28