Form 10-K, Exhibit 13
period 2000-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 2001-03-29
CIK 931584

                                                                   Exhibit 13.01

2000 Financial Review

14  Management's Discussion and Analysis of
    Financial Condition and Results of Operations
18  Report of Independent Accountants
19  Consolidated Statement of Operations
20  Consolidated Balance Sheet
21  Consolidated Statement of Cash Flows
22  Notes to the Consolidated Financial Statements
30  Price Range of Common Stock
30  Forward-Looking Information
    Safe Harbor
31  Five-Year Summary
32  Directors, Officers and Management

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

During 2000, the Company adopted the provisions of the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The application of the SEC's guidance to the language contained in the Company's Standard Terms and Conditions of Sale existing at the time of adoption required the Company to defer revenue until cash was collected, even though risk of loss passed to the buyer at the time of shipment. This had the effect of deferring certain sale transactions previously recognized in 1999 into 2000. During the fourth quarter of 2000, the Company modified its Standard Terms and Conditions of Sale to more closely reflect the substance of its sale transactions, which resulted in revenue being recorded at the time of shipment rather than when cash was received. As a result, revenue and cost information in 2000 include amounts related to shipments made during the year as well as amounts deferred from 1999. In order to facilitate analysis of the Company's results of operations, amounts in the tables below summarize revenue and cost information based on shipments made by the Company in the respective years. Such amounts are then reconciled to reported amounts as necessary.

An analysis of the Company's operations is as follows:

                                             2000                       1999                     1998
                                       ------------------        -----------------         ---------------
                                       Amount        %            Amount       %            Amount     %
----------------------------------------------------------------------------------------------------------
Dollars in thousands
Net sales
Stainless steel                        $62,346     70.6%         $55,255     82.9%         $53,661    73.9%
Tool steel                               6,960      7.9            6,055      9.1            7,548    10.4
High-strength low alloy steel            2,161      2.4            1,327      2.0            2,082     2.9
High-temperature alloy steel             1,754      2.0            2,124      3.2            4,387     6.0
Conversion services                      2,309      2.6            1,807      2.7            3,690     5.1
Other                                      355      0.4               95      0.1            1,227     1.7
----------------------------------------------------------------------------------------------------------
Net sales on shipments                  75,885     85.9           66,663    100.0           72,595   100.0
Effect of accounting change             12,462     14.1               --       --               --      --
----------------------------------------------------------------------------------------------------------
Total net sales                         88,347    100.0           66,663    100.0           72,595   100.0
----------------------------------------------------------------------------------------------------------
Cost of products sold
Raw materials                           26,290     29.7           24,732     37.1           26,839    37.0
Other                                   35,583     40.3           33,901     50.9           33,256    45.8
----------------------------------------------------------------------------------------------------------
Total cost of products shipped          61,873     70.0           58,633     88.0           60,095    82.8
Effect of accounting change              9,988     11.3               --       --               --      --
----------------------------------------------------------------------------------------------------------
Total cost of products sold             71,861     81.3           58,633     88.0           60,095    82.8
----------------------------------------------------------------------------------------------------------
Selling and administrative expenses      4,998      5.7            4,299      6.4            4,934     6.8
----------------------------------------------------------------------------------------------------------
Operating income from shipments          9,014     10.2            3,731      5.6            7,566    10.4
Effect of accounting change              2,474      2.8               --       --               --      --
----------------------------------------------------------------------------------------------------------
Operating income                       $11,488     13.0%         $ 3,731      5.6%         $ 7,566    10.4%
----------------------------------------------------------------------------------------------------------

Net sales on shipments by market segment are as follows:

                                           2000                      1999                      1998
                                   ------------------        -------------------       ------------------
                                    Amount        %           Amount       %             Amount      %
---------------------------------------------------------------------------------------------------------
Dollars in thousands
Rerollers                           $33,549     44.2%         $36,522     54.8%         $32,990    45.4%
Service centers                      16,137     21.3           11,130     16.7           12,809    17.6
Forgers                              14,288     18.8            9,185     13.8           17,144    23.6
Original equipment manufacturers      9,321     12.3            7,761     11.6            5,840     8.1
Conversion services                   2,309      3.0            1,807      2.7            3,690     5.1
Miscellaneous                           281      0.4              258      0.4              122     0.2
---------------------------------------------------------------------------------------------------------
Total                               $75,885    100.0%         $66,663    100.0%         $72,595   100.0%
---------------------------------------------------------------------------------------------------------

2000 Results as Compared to 1999   The increase in net sales on shipments in
2000 reflects an improved sales mix of products and price increases to cover higher material and energy costs partially offset by lower shipment volumes. The Company shipped approximately 41,800 tons in 2000, compared to shipments of 44,800 tons in 1999. The improved sales mix was primarily due to increased shipments of power generation, aerospace and petrochemical products to the Company's reroller, forging nd OEM market customers, and tool steel and bar mill products to the Company's ervice center customers. These increases were partially offset by the impact of lower sales of commodity products due to increased imports.

Cost of products sold, as a percent of net sales, decreased in 2000 as compared to 1999. This decrease was primarily due to the impact of the change in the mix of products shipped, improved operating results at the bar mill and higher sales prices.

Selling and administrative expenses increased by $699,000 in 2000 as compared to 1999. This increase reflects higher employment and insurance costs.

Interest expense and other financing costs increased from $736,000 in 1999 to $905,000 in 2000 primarily due to a reduction in capitalized interest and higher interest rates on the PNC Term Loan.

The 2000 effective income tax rate was 37.5% compared to 30.5% in 1999. The increase in the effective income tax rate is primarily attributable to the reduced impact of the Company's permanent state tax deductions resulting from higher income levels in 2000.

1999 Results as Compared to 1998   The decrease in net sales in 1999 reflects
lower sales prices on products shipped to all of the Company's market segments as well as reduced shipments. The Company shipped approximately 44,800 tons in 1999, compared to shipments of 45,500 tons in 1998. The increase in net sales of stainless steel was achieved through increased shipments of long products to the reroller market, of power generation products to the forging and OEM markets and of finished round bar to the service center market. Overall, lower shipments to the forging and service center markets and lower conversion services are a result of lower demand for the Company's products from the aerospace market and the lingering effect of increased import levels during the second half of 1998.

Cost of products sold, as a percent of net sales, increased in 1999 as compared to 1998. This increase was primarily due to increases in the acquisition costs for the Company's primary raw materials, higher depreciation expense, costs associated with the increased activity of the Company's bar products and lower selling prices in the stainless steel area.

Selling and administrative expenses decreased by $635,000 in 1999 as compared to 1998. This primarily reflected the Company's actions to lower its costs as a result of market conditions.

Interest expense and other financing costs increased from $361,000 in 1998 to $736,000 in 1999 primarily due to a reduction in capitalized interest and higher interest rates on the PNC Term Loan. Other income (expense), net increased to income of $30,000 in 1999 from expense of $93,000 in 1998 primarily due to the costs associated with pursuing an acquisition in 1998.

The 1999 effective income tax rate was 30.5% compared to 36.3% in 1998. The decrease in the effective income tax rate is primarily attributable to the effect of the Company's permanent state tax deductions against lower income levels generated in 1999.

Liquidity and Capital Resources

The Company generated cash flow from operations in 2000 and 1999 of $6.3 million and $5.0 million, respectively. The increase in cash flow is primarily due to the increase in net income and the impact of changes in deferred taxes, partially offset by an increase in working capital.

At December 31, 2000, working capital approximated $23.6 million, as compared to $20.8 million at December 31, 1999. The ratio of current assets to current liabilities at December 31, 2000 and 1999, was 3.2:1. The debt to capitalization ratio was 17% at December 31, 2000, and 21% at December 31, 1999. The increase in working capital was primarily attributable to increases in accounts receivable and inventory partially offset by increases in accounts payable, outstanding checks in excess of bank balance and accrued employment costs.

Capital Expenditures and Investments   The Company's capital expenditures were
approximately $4.6 million and $3.4 million in 2000 and 1999, respectively, which primarily reflect the installation of a new billet grinder, overhead crane and building improvements at the Bridgeville facility. Capital expenditures in 2001 are expected to approximate $9.0 million and will be used primarily to add a new electro-slag remelt furnace to support the production needs for the aerospace and power generation markets. In addition, the Company will complete current projects and replace various pieces of equipment included in the original acquisitions of the Bridgeville and Titusville facilities. These expenditures are expected to be funded substantially from internally generated funds and additional borrowings.

PNC Credit Agreement   On May 25, 2000, the Company entered into a second
amendment to the second amended and restated credit agreement with PNC Bank which extended the term of the $6.5 million revolving credit facility ("PNC Line") to April 30, 2002. This credit agreement also includes a term loan ("PNC Term Loan") scheduled to mature in June 2006. Interest incurred from borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank's approval; and to restrict the payment of dividends. As of December 31, 2000, the Company was in compliance with all financial ratios and restrictive covenants.

Stock Repurchase Program   On October 19, 1998, the Company initiated a stock
repurchase program to repurchase up to 315,000 shares of its outstanding common stock in open market transactions at market prices. There were no shares of Common Stock repurchased by the Company during 2000. The Company is authorized to repurchase an additional 57,100 shares of common stock as of December 31, 2000.

Supply Contract   The Company maintains a supply contract agreement with Talley
Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation, which is currently effective through June 2001. Under terms of the agreement, the Company will supply Talley Metals with an average of 1,750 tons of stainless reroll billet products per month. The value of the contract on a monthly basis will depend on product mix and key raw material prices.

Environmental Matters   The Company, as well as other steel companies, is
subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the 1994 acquisition of the Bridgeville facility assets from Armco, which merged with and into AK Steel in 1999 ("Armco"), Armco agreed to retain responsibility for liabilities asserted against it under environmental laws with respect to environmental conditions existing at the Bridgeville facility prior to commencement of the long-term net lease of that facility on August 15, 1994, and to indemnify the Company up to $6.0 million in the aggregate over 10 years. Such indemnification expires on August 15, 2004.

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

New Accounting Pronouncements   Financial Accounting Standards Board ("FASB")
Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998, and amended in June 1999 and in June 2000, pursuant to FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of FASB Statement No. 133" and FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities: an amendment of FASB No. 133", respectively. These statements require that an entity recognize certain derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of these statements, beginning January 1, 2001, is not expected to impact the Company's results of operations or financial condition.

Short- and Long-Term Liquidity   The Company expects to meet substantially all
of its short-term liquidity requirements with internally generated funds and borrowings under the PNC Credit Agreement. At December 31, 2000, the Company had $6.5 million available under the PNC Line.

The Company's long-term liquidity depends upon its ability to obtain additional orders from its customers, attract new customers and control costs during periods of low demand or pricing in the event of a downturn in general economic conditions.

General   Actual results will be affected by a wide range of factors including receipt, pricing and timing of future customer orders; changes in product mix; the concentrated nature of the Company's customer base to date and the Company's dependence on its significant customers; the Company's reliance on certain critical manufacturing equipment; the limited number of raw material and energy suppliers and significant fluctuations that may occur in raw material and energy prices; and the Company's ongoing requirement for continued compliance with environmental laws. Any unfavorable change in the foregoing or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. Many of these factors are not within the Company's control, and there can be no assurances regarding the Company's future sales or earnings. For a discussion of these and other matters, refer to the Company's Annual Report on Form-10K for the year ended December 31, 2000 and other reports on file with the Securities and Exchange Commission.

Report of Independent Accountants
To the Board of Directors and Stockholders of Universal Stainless & Alloy Products, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc., and its subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," in 2000.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania

January 19, 2001

Consolidated Statement of Operations



For the years ended December 31,                                                                 2000      1999      1998
----------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share information
Net sales                                                                                       $88,347   $66,663   $72,595
Cost of products sold                                                                            71,861    58,633    60,095
Selling and administrative expenses                                                               4,998     4,299     4,934
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                 11,488     3,731     7,566
Insurance settlement                                                                                 --        --       750
Interest expense and other financing costs                                                         (905)     (736)     (361)
Other income (expense), net                                                                          (3)       30       (93)
----------------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                              10,580     3,025     7,862
Provision for income taxes                                                                        3,970       922     2,858
----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change                                              6,610     2,103     5,004
Cumulative effect of accounting change, net of tax                                               (1,546)       --        --
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      $ 5,064   $ 2,103   $ 5,004
----------------------------------------------------------------------------------------------------------------------------

Earnings per Common Share

Basic
Income before cumulative effect of accounting change                                            $  1.09   $  0.34   $  0.79
Cumulative effect of accounting change, net of tax                                                (0.26)       --        --
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      $  0.83   $  0.34   $  0.79
----------------------------------------------------------------------------------------------------------------------------

Diluted
Income before cumulative effect of accounting change                                            $  1.09   $  0.34   $  0.79
Cumulative effect of accounting change, net of tax                                                (0.26)       --        --
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      $  0.83   $  0.34   $  0.79
----------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

December 31,                                                                                                       2000      1999
----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Assets
Current Assets
Cash and cash equivalents                                                                                       $ 1,109   $   868
Accounts receivable (less allowance for doubtful accounts of $192 and $418)                                      12,819    12,113
Inventory                                                                                                        18,788    15,730
Deferred taxes                                                                                                      958     1,232
Other current assets                                                                                                389       332
----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                             34,063    30,275
Property, plant and equipment, net                                                                               39,090    36,989
Other assets                                                                                                        594       915
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                    $73,747   $68,179
----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current Liabilities
Trade accounts payable                                                                                          $ 5,624   $ 5,477
Outstanding checks in excess of bank balance                                                                      1,445     1,107
Current portion of long-term debt                                                                                 1,808     1,836
Accrued employment costs                                                                                          1,297       727
Other current liabilities                                                                                           331       328
----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                        10,505     9,475
Long-term debt                                                                                                    8,199    10,005
Deferred taxes                                                                                                    6,276     5,046
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                                24,980    24,526
----------------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies
Stockholders' Equity
Senior Preferred Stock, par value $.001 per share; liquidation value $100 per share;
     2,000,000 shares authorized; 0 shares issued and outstanding                                                    --        --
Common Stock, par value $.001 per share; 10,000,000 shares authorized; 6,339,128 and 6,330,416 shares issued          6         6
Additional paid-in capital                                                                                       25,888    25,838
Retained earnings                                                                                                24,417    19,353
Treasury Stock at cost; 257,900 common shares held                                                              (1,544)   (1,544)
----------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                                       48,767    43,653
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                                      $73,747   $68,179
----------------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows



For the years ended December 31,                                                                    2000       1999       1998
--------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Cash Flows from Operating Activities
Net income                                                                                      $  5,064   $  2,103   $  5,004
Adjustments to reconcile to net cash and cash equivalents provided by operating activities:
     Depreciation and amortization                                                                 2,466      2,101      1,516
     Deferred taxes                                                                                1,509        354      1,566
Changes in assets and liabilities:
     Accounts receivable, net                                                                       (706)    (3,270)     5,660
     Inventory                                                                                    (3,058)       452       (711)
     Accounts payable                                                                                147      2,311     (1,539)
     Accrued employment costs                                                                        570       (230)      (747)
     Other, net                                                                                      293      1,146     (1,742)
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                          6,285      4,967      9,007
--------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Capital expenditures                                                                              (4,598)    (3,366)   (12,146)
--------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                             (4,598)    (3,366)   (12,146)
--------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Proceeds from long-term debt                                                                          --         --     10,000
Long-term debt repayment                                                                          (1,834)    (1,117)      (382)
Borrowings under revolving line of credit                                                         14,107     22,310     24,855
Repayments under revolving line of credit                                                        (14,107)   (22,310)   (27,640)
Increase (decrease) in outstanding checks in excess of bank balance                                  338        (38)    (2,151)
Deferred financing costs                                                                              --         --        (49)
Proceeds from issuance of Common Stock                                                                50         51        244
Purchase of Treasury Stock                                                                            --     (1,066)      (478)
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                               (1,446)    (2,170)     4,399
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                                      241       (569)     1,260
Cash and cash equivalents at beginning of period                                                     868      1,437        177
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                      $  1,109   $    868   $  1,437
--------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information
Interest paid (net of amount capitalized)                                                       $    827   $    774   $    298
Income taxes paid                                                                               $  1,593   $    388   $  2,698
--------------------------------------------------------------------------------------------------------------------------------


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

Inventories   Inventories are stated at the lower of cost or market with cost principally determined by the first-in, first-out (FIFO) method. The average cost method is also utilized. Such costs include the acquisition cost for raw materials and supplies, direct labor and applied manufacturing overhead.

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

Included in inventory are operating materials consisting of production molds and rolls that will normally be consumed within one year.

Property, Plant and Equipment   Property, plant and equipment are recorded at
cost. Maintenance and repairs are charged to expense as incurred, and costs of improvements and renewals are capitalized. Costs incurred in connection with the construction or major rebuild of facilities, including interest directly related to the project, are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service.

Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of plant and equipment range from three to 20 years.

The Company's manufacturing processes are dependent upon certain pieces of specialty steelmaking equipment, such as the Company's electric arc furnace and universal rolling mill. In the event a critical piece of equipment should become inoperative as a result of an unexpected equipment failure, there can be no assurance that the Company's operations would not be substantially curtailed.

Capitalization of Software Costs   Direct costs incurred in the development and
implementation of internal-use software is capitalized and amortized on a straight-line basis over its anticipated useful life, which generally does not exceed three years.

Revenue Recognition   Revenue from the sale of products is recognized when both
risk of loss and title has transferred to the customer, which in most cases coincides with shipment of the related products. Revenue from conversion services is recognized when the performance of the service is complete.

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

Accounting Change   In 2000, the Company changed its method of accounting for
revenue recognition in accordance with the provisions of the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101, required to be adopted retroactive to January 1, 2000, outlines certain criteria that must be met to recognize revenue. As a result of the adoption of SAB 101, the Company determined that the application of the SEC's guidance to the language that existed in the Company's Standard Terms and Conditions of Sale required the Company to defer revenue recognition until cash was collected, even though risk of loss transferred to the buyer at time of shipment. This had the effect of deferring certain 1999 sale transactions aggregating $12,462,000 into 2000. The cumulative effect of this change in accounting principle was a charge of $1,546,000, net of tax benefits of $928,000. Pro forma net income and earnings per share information for the years ended December 31, 1999 and 1998, assuming SAB 101 had been applied retroactively, are as follows:

December 31,                                             1999      1998
-------------------------------------------------------------------------
Dollars in thousands, except per share information
Net income:
     As reported                                       $ 2,103   $ 5,004
     Pro forma under SAB 101                             1,854     5,558
Basic earnings per share:
     As reported                                       $  0.34   $  0.79
     Pro forma under SAB 101                              0.30      0.88
Diluted earnings per share:
     As reported                                       $  0.34   $  0.79
     Pro forma under SAB 101                              0.30      0.87
-------------------------------------------------------------------------

Reclassifications Certain prior year amounts have been reclassified to conform with the 2000 presentation.

Note 2: Inventory

The major classes of inventories are as follows:

December 31,                                                  2000      1999
------------------------------------------------------------------------------
Dollars in thousands
Raw materials and supplies                                 $ 1,695   $ 2,427
Semi-finished and finished steel products                   13,916    10,208
Operating materials                                          3,177     3,095
------------------------------------------------------------------------------
Total inventory                                            $18,788   $15,730
------------------------------------------------------------------------------

Note 3: Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,                                                  2000      1999
------------------------------------------------------------------------------
Dollars in thousands
Land and land improvements                                 $   822   $   822
Buildings                                                    3,889     3,337
Machinery and equipment                                     39,838    37,329
Construction in progress                                     2,311       835
------------------------------------------------------------------------------
                                                            46,860    42,323
Accumulated depreciation                                    (7,770)   (5,334)
------------------------------------------------------------------------------
Property, plant and equipment, net                         $39,090   $36,989
------------------------------------------------------------------------------

Property, plant and equipment includes a capital lease with Armco, which merged with and into AK Steel in 1999 ("Armco"), for the land and certain buildings and structures located in Bridgeville (the "Bridgeville Lease"). The Bridgeville Lease is for a 10-year term which commenced on August 15, 1994, with three 5-year options to renew on the same terms at the Company's discretion at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property. The Company also has an option under the lease to buy substantially all of the leased premises for $1 at any time during the term of the Bridgeville Lease prior to August 15, 2015.

Interest costs capitalized by the Company for the years ended December 31, 2000 and 1999 was $0 and $104,000, respectively.

Note 4: Long-Term Debt and Other Financing

Long-term debt consists of the following:


December 31,                                    2000      1999
----------------------------------------------------------------
Dollars in thousands
PNC Term Loan                                 $ 7,900   $ 9,300
Government debt                                 1,922     2,227
Capital lease obligations                         185       314
----------------------------------------------------------------
                                               10,007    11,841
Less amounts due within one year               (1,808)   (1,836)
----------------------------------------------------------------
Total long-term debt                          $ 8,199   $10,005
----------------------------------------------------------------

On May 25, 2000, the Company entered into a second amendment to the second amended and restated credit agreement with PNC Bank which extended the term of the $6.5 million revolving credit facility ("PNC Line") to April 30, 2002. This credit agreement, which also includes a term loan ("PNC Term Loan") scheduled to mature in June 2006, is secured by substantially all of the Company's assets.

Interest incurred from borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. The PNC Term Loan currently bears interest at a rate equal to the Euro-dollar rate plus an interest rate spread not to exceed 175 basis points. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank's approval; and to restrict the payment of dividends.

The Company has entered into several separate loan agreements with the Commonwealth of Pennsylvania's Department of Commerce aggregating $1,600,000 with terms ranging from seven to 20 years. In 1996, the Company entered into a 10-year loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000. The loans bear interest at rates ranging from 5% to 6% per annum.

Scheduled maturities of long-term obligations for the next five years are as follows:

----------------------------------------------------------------
Dollars in thousands
2001                                                      $1,808
2002                                                       1,807
2003                                                       1,696
2004                                                       1,633
2005                                                       1,716
Thereafter                                                 1,347
----------------------------------------------------------------

Note 5: Retirement Plans

The Company has defined contribution retirement plans that cover substantially all employees. The Company's contributions to the hourly employee plan are based on time worked while contributions to the salaried plan are established as a fixed amount per month. Company contributions to both plans are funded at six-month intervals. The total expense for the years ended December 31, 2000, 1999 and 1998 was $320,000, $284,000 and $286,000, respectively.

No other post-retirement benefit plans exist.

Note 6: Income Taxes

Components of the provision for income taxes are as follows:

For the years ended December 31,      2000    1999     1998
---------------------------------------------------------------
Dollars in thousands
Current provision
Federal                             $2,461  $  512   $1,245
State                                   --      56       47
----------------------------------------------------------------
                                     2,461     568    1,292
----------------------------------------------------------------
Deferred provision (benefit)
Federal                              1,238     457    1,416
State                                  271    (103)     150
----------------------------------------------------------------
                                     1,509     354    1,566
----------------------------------------------------------------
Provision for income taxes          $3,970  $  922   $2,858
----------------------------------------------------------------

The income tax benefit resulting from recording the cumulative effect on prior years due to the accounting change was $928,000.

A reconciliation of the federal statutory tax rate and the Company's effective tax rate is as follows:

For the years ended December 31,      2000        1999          1998
----------------------------------------------------------------------
Federal statutory tax                 34.0%       34.0%         34.0%
State income taxes,
 net of federal benefit                3.3        (2.2)          2.3
Other, net                             0.2        (1.3)          0.0
----------------------------------------------------------------------
Effective tax rate                    37.5%       30.5%         36.3%
----------------------------------------------------------------------

Deferred taxes result from the following:

December 31,                                       2000              1999
--------------------------------------------------------------------------
Dollars in thousands
Deferred tax assets
Receivables                                      $   77            $  173
Inventory                                           736               540
Net operating loss carry forwards                   281             1,007
Accrued liabilities                                 145               132
--------------------------------------------------------------------------
                                                 $1,239            $1,852
--------------------------------------------------------------------------
Deferred tax liabilities
Property, plant and equipment                    $6,276            $5,046
--------------------------------------------------------------------------

Note 7: Stockholders' Equity

                                          Common Shares       Common          Additional      Retained     Treasury    Treasury
                                            Outstanding        Stock     Paid-In Capital      Earnings       Shares       Stock
----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Balance at December 31, 1997                  6,290,823      $     6             $25,516      $ 12,246           --       $   --
Common Stock issuance under
 Employee Stock Purchase Plan                     8,880                               63
Exercise of Common Stock Options                 20,333                              208
Purchase of Treasury Stock                                                                                   75,000         (478)
Net income                                                                                       5,004
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  6,320,036             6             25,787        17,250       75,000         (478)
Common Stock issuance under
 Employee Stock Purchase Plan                    10,380                               51
Purchase of Treasury Stock                                                                                  182,900       (1,066)
Net income                                                                                       2,103
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                  6,330,416             6             25,838        19,353      257,900       (1,544)
Common Stock issuance under
 Employee Stock Purchase Plan                     8,712                               50
Net income                                                                                       5,064
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                  6,339,128       $     6            $25,888      $ 24,417      257,900      $(1,544)
----------------------------------------------------------------------------------------------------------------------------------

On October 19, 1998, the Company's Board of Directors implemented a stock repurchase program. Under the program, the Company may repurchase up to 315,000 shares, or approximately 5%, of the Company's Common Stock in open market transactions at market prices. At December 31, 2000, the Company is authorized to repurchase 57,100 additional shares of the Company's Common Stock.

The Company has 2,000,000 authorized shares of Senior Preferred
Stock. At December 31, 2000 and 1999, there were no shares issued or outstanding.

Note 8: Stock Compensation Plans

At December 31, 2000, the Company has two stock-based compensation plans that are described below:

Incentive Compensation Plan On September 23, 1994, the Company's Board of Directors adopted the Company's 1994 Stock Incentive Plan as amended (the "1994 Plan") for the purpose of issuing stock options to non-employee directors, other than those directors owning more than 5% of the Company's outstanding Common Stock, officers and other key employees of the Company who are expected to contribute to the Company's future growth and success. Under the 1994 Plan, the Company may grant options up to a maximum of 650,000 shares of Common Stock. Options granted to non-employee directors vest over a three-year period, and options granted to employees vest over a four-year period. All options under the 1994 Plan will expire no later than 10 years after the grant date.

A summary of the 1994 Plan activity as of and for the years ended December 31, 2000, 1999 and 1998 is presented below:


                                                  2000                              1999                             1998
                                         ------------------------        --------------------------      -------------------------
                                                 Weighted-Average                  Weighted-Average               Weighted-Average
                                         Shares    Exercise Price        Shares      Exercise Price      Shares     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Fixed options
Outstanding at beginning of year        482,500             $9.79       488,500            $  10.10     498,667             $ 9.97
Granted                                  40,000              7.13        40,000                6.06      70,000               9.94
Exercised                                    --                --            --                  --     (20,333)              8.85
Forfeited                                    --                --       (46,000)               9.90     (59,834)              9.21
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year              522,500             $9.58       482,500            $   9.79     488,500             $10.10
-----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end         414,287                         364,165                         281,232
Weighted-average fair value of
     options granted during the year                        $3.63                          $   2.89                       $   6.52
-----------------------------------------------------------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at December 31, 2000:


                                                    Options Outstanding                                 Options Exercisable
                 ---------------------------------------------------------------------------     ----------------------------------
                                                        Weighted-Average
                        Range of           Number              Remaining    Weighted-Average          Number       Weighted-Average
                 Exercise Prices      Outstanding       Contractual Life      Exercise Price     Exercisable         Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
                 $6.06 to $12.25          522,500                    6.2            $   9.58         414,287               $  10.02
-----------------------------------------------------------------------------------------------------------------------------------

Employee Stock Purchase Plan Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase shares of the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. At December 31, 2000, the Company has issued 37,495 shares of Common Stock since the plan's inception.

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

For the years ended December 31,                        2000    1999    1998
-----------------------------------------------------------------------------
Dollars in thousands, except per share information
Net income
As reported                                           $5,064  $2,103  $5,004
Pro forma                                             $4,714  $1,704  $4,673
-----------------------------------------------------------------------------
Basic earnings per share
As reported                                           $ 0.83  $ 0.34  $ 0.79
Pro forma                                             $ 0.78  $ 0.28  $ 0.74
-----------------------------------------------------------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 2000, 1999 and 1998, respectively; dividend yield of 0.0% for each year; interest rate of 6.0% for each year; expected volatility of 50.0%, 45.0% and 75.0%; and expected lives for options of five years.

Cash-Incentive Plans   The Company has a management cash-incentive plan covering
certain key executives and employees and profit-sharing plans that cover the remaining employees. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 2000, 1999 and 1998, the Company expensed $1,328,000, $445,000 and $1,246,000, respectively, under these plans.

Note 9: Basic and Diluted Earnings Per Share

The computation of basic and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998 is performed as follows:


                                                            2000                    1999                    1998
                                                     -----------------         ---------------         ----------------
                                                     Income     Shares         Income   Shares         Income    Shares
------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share information
Income available to common Stockholders               $5,064   6,074,701       $2,103   6,110,911      $5,004  6,304,524
Effect of dilutive securities                                      5,057                       --                 50,707
------------------------------------------------------------------------------------------------------------------------
Income available to common Stockholders
 plus assumed conversion                              $5,064   6,079,758       $2,103   6,110,911      $5,004  6,355,231
------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
 Income before cumulative effect
  of accounting change                                $ 1.09                   $ 0.34                  $  0.79
 Net income                                           $ 0.83                   $ 0.34                  $  0.79
------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
 Income before cumulative effect
  of accounting change                                $ 1.09                   $ 0.34                  $  0.79
 Net income                                           $ 0.83                   $ 0.34                  $  0.79
------------------------------------------------------------------------------------------------------------------------

Note 10: Commitments and Contingencies

The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. In connection with the 1994 acquisition of the Bridgeville facility assets from Armco, they agreed to retain responsibility for liabilities asserted against it under environmental laws with respect to environmental conditions existing at the Bridgeville facility prior to commencement of the long-term net lease of that facility on August 15, 1994, and to indemnify the Company up to $6.0 million in the aggregate over 10 years. Such indemnification expires on August 15, 2004.

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

Note 11: Segment And Related Information

The Company is comprised of two operating locations, the Bridgeville facility and the Titusville facility, and one corporate headquarters. The nature of the products and services, production processes, customer type and distribution methods are generally similar for both operating locations. In addition, the assessment of performance and allocation of resources is performed by the chief operating decision-maker at the corporate level rather than by operating location. As such, the Company operates as a single segment.

The following table presents net sales by product line:

For the years ended December 31,       2000     1999     1998
--------------------------------------------------------------
Dollars in thousands
Stainless steel                     $62,346  $55,255  $53,661
Tool steel                            6,960    6,055    7,548
High-strength low alloy steel         2,161    1,327    2,082
High-temperature alloy steel          1,754    2,124    4,387
Conversion services                   2,309    1,807    3,690
Other                                   355       95    1,227
--------------------------------------------------------------
Net sales on shipments               75,885   66,663   72,595
Effect of accounting change          12,462       --       --
--------------------------------------------------------------
Total net sales                     $88,347  $66,663  $72,595
--------------------------------------------------------------

Net sales on shipments from the Company's largest customer and its affiliates, which were generated primarily from the Bridgeville Operations, approximated 39%, 48% and 35% of total 2000, 1999 and 1998 sales, respectively. The accounts receivable balances from the same customer comprised approximately 27% and 41% of total accounts receivable at December 31, 2000 and 1999, respectively.

The Company derives less than 10% of its revenues from markets outside of the United States and the Company has no assets located outside the United States.

Note 12: Quarterly Financial Data (unaudited)

In 2000, the Company adopted the provisions of SAB 101 retroactive to January 1, 2000. Accordingly, the 2000 data and the 1999 pro forma data have been restated to conform with SAB 101. Previously reported net sales and net income for the first quarter, second quarter and third quarter of 2000 were $18,089,000 and $896,000, $19,012,000 and $1,366,000, and $20,809,000 and $1,438,000,
respectively.

                                                             First Quarter   Second Quarter  Third Quarter  Fourth Quarter
------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share information
2000 Data
Net sales                                                          $17,770          $18,522        $18,587         $33,468
Gross profit                                                         3,044            2,640          3,676           7,126
Operating income                                                     1,941            1,207          2,406           5,934
Income before cumulative effect of accounting change                 1,128              622          1,273           3,587
Net income (loss)                                                     (418)             622          1,273           3,587
Earnings per common share
Basic:
     Income before cumulative effect of accounting change          $  0.19          $  0.10        $  0.21         $  0.59
     Net income (loss)                                             $ (0.07)         $  0.10        $  0.21         $  0.59
Diluted:
     Income before cumulative effect of accounting change          $  0.19          $  0.10        $  0.21         $  0.59
     Net income (loss)                                             $ (0.07)         $  0.10        $  0.21         $  0.59
------------------------------------------------------------------------------------------------------------------------------
1999 Data as Reported
Net sales                                                          $14,488          $15,485        $16,110         $20,580
Gross profit                                                         1,527            1,545          1,900           3,058
Operating income                                                       513              575            893           1,750
Net income                                                             231              249            455           1,168
Earnings per common share
Basic                                                              $  0.04          $  0.04        $  0.07         $  0.19
Diluted                                                            $  0.04          $  0.04        $  0.07         $  0.19
------------------------------------------------------------------------------------------------------------------------------
1999 Pro Forma Data under SAB 101
Net sales                                                          $12,856          $15,037        $15,628         $19,809
Gross profit                                                         2,306            1,278          1,561           2,527
Operating income                                                     1,292              308            554           1,219
Net income                                                             721               81            242             810
Earnings per common share
Basic                                                              $  0.12          $  0.01        $  0.04         $  0.13
Diluted                                                            $  0.12          $  0.01        $  0.04         $  0.13
------------------------------------------------------------------------------------------------------------------------------

Price Range of Common Stock

The Common Stock is listed on the Nasdaq National Market under the symbol "USAP." The following table sets forth the range of high and low sale prices per share of Common Stock, for the periods indicated below:

                   High     Low
-----------------------------------
Year 2000
First quarter     $7-9/16  $5-11/16
Second quarter    $7-3/4   $5-5/8
Third quarter     $7-3/16  $6-3/8
Fourth quarter    $8-1/4   $6-11/16
-----------------------------------
Year 1999
First quarter     $7-3/8   $5-3/4
Second quarter    $6-1/4   $5-3/8
Third quarter     $6-1/4   $4-3/4
Fourth quarter    $6-3/4   $3-1/4
-----------------------------------

The Company has never paid a cash dividend on its Common Stock and currently has no plans to pay dividends in the foreseeable future. The PNC Credit Agreement contains restrictions on the Company's ability to pay dividends on Common Stock.


Forward-Looking Information
Safe Harbor

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth, cost savings, expanded production capacity, broader product lines, greater capacity to meet customer quality reliability, price and delivery needs, enhanced competitive posture and the effect of adopting FASB Statement No. 133, as amended, are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company's filings with the Securities and Exchange Commission during the past 12 months.

Five-Year Summary


For the years ended December 31,                          2000/A/          1999           1998            1997           1996
------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share information
Summary of Operations
Net sales                                               $88,347         $66,663        $72,595         $81,301        $60,258
Operating income                                         11,488           3,731          7,566          11,574          7,531
Net income                                                5,064           2,103          5,004           7,206          4,793
------------------------------------------------------------------------------------------------------------------------------
Pro Forma Summary of Operations/B/
Net sales                                               $88,347         $63,330        $78,170         $76,229        $58,578
Operating income                                         11,488           3,373          8,437          11,049          6,563
Net income                                                6,610           1,854          5,558           6,875          4,183
------------------------------------------------------------------------------------------------------------------------------
Financial Position at Year-End
Working capital                                         $23,558         $20,800        $21,829         $20,086        $15,981
Total assets                                             73,747          68,179         64,450          56,151         42,098
Total debt                                               10,007          11,841         12,958           5,779          2,794
Stockholders' equity                                     48,767          43,653         42,565          37,768         30,497
------------------------------------------------------------------------------------------------------------------------------
Common Share Data
Basic earnings per share:
     As reported                                        $  0.83         $  0.34        $  0.79         $  1.15        $  0.76
     Pro Forma under SAB 101/B/                            1.09            0.30           0.88            1.09           0.67
Diluted earnings per share:
     As reported                                           0.83            0.34           0.79            1.12           0.76
     Pro Forma under SAB 101/B/                            1.09            0.30           0.87            1.07           0.66
Stockholders' equity                                       8.03            7.19           6.82            6.00           4.85
------------------------------------------------------------------------------------------------------------------------------
Other Data
EBITDA/C/                                               $11,459         $ 5,844        $ 8,960         $12,741        $ 8,226
Capital expenditures                                      4,598           3,366         12,146           8,145         11,409
Depreciation and amortization                             2,466           2,101          1,516           1,109            541
Return on stockholders' equity                             10.4%            4.8%          11.8%           19.1%          15.7%
Debt to total capitalization                               17.0            21.3           23.3            13.3            8.4
Employees                                                   280             277            280             270            208
Customers                                                   250             235            200             167            136
------------------------------------------------------------------------------------------------------------------------------
Average Shares Outstanding (in thousands)
Basic                                                     6,075           6,111          6,305           6,286          6,271
Diluted                                                   6,080           6,111          6,355           6,417          6,293

------------------------------------------------------------------------------------------------------------------------------

/A/ Includes $12,462,000 of net sales and $9,988,000 of costs of sales associated with revenues recognized in 1999 but deferred until 2000 as a result of implementing Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. The 2000 results of operations also include the impact of changing the Company's Standard Terms and Conditions to more closely reflect the substance of its sales transactions.
/B/ Represents the retroactive effect of applying Staff Accounting Bulletin No.
    101, Revenue Recognition in Financial Statements.
/C/ Represents earnings before special charges, interest expense, income taxes and depreciation and amortization.

Directors, Officers and Management

Directors

Douglas M. Dunn
Dean of Graduate School of Industrial Administration
Carnegie Mellon University

George F. Keane
President Emeritus
Common Fund Group

Clarence M. McAninch
President and Chief Executive Officer
Universal Stainless & Alloy Products, Inc.

Udi Toledano
President
Millennium 3 Capital, Inc.

D. Leonard Wise
Former President and Chief Executive Officer
Carolina Steel Corporation

Officers

Clarence M. McAninch
President and Chief Executive Officer

A. Bruce Kennedy
Vice President, Operations

Richard M. Ubinger
Chief Financial Officer and Treasurer

Paul A. McGrath
Director, Employee Relations, General Counsel and Secretary

Management

Bruce A. Kramer
Director, Purchasing and Production Planning

Keith A. Engleka
Director, Technology

David M. Blanchard
Manager, PRP Division

Corporate Information

Executive Offices
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA 15017
(412) 257-7600

Annual Meeting
The Annual Meeting of Stockholders will be held at 10 a.m.
on Wednesday, May 23, 2001, at the Southpointe Golf Club,
Canonsburg, PA.

Stockholder Information
Universal Stainless & Alloy Products, Inc.'s Annual Report, Form 10-K and other reports filed with the Securities and Exchange Commission can be obtained, without charge, by writing to the Chief Financial Officer at the Executive Offices.

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
2 Broadway
New York, NY 10004

Stock Listing
NASDAQ Symbol: USAP

Web Site Address
www.univstainless.com