Form 10-K, Exhibit 13
period 2001-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 2002-03-22
CIK 931584

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations
During 2000, the Company adopted the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The application of the SEC's guidance to the language contained in the Company's Standard Terms and Conditions of Sale existing at the time of adoption required the Company to defer revenue until cash was collected, even though risk of loss passed to the buyer at the time of shipment. This had the effect of deferring certain sale transactions previously recognized in 1999 into 2000. During the fourth quarter of 2000, the Company modified its Standard Terms and Conditions of Sale to more closely reflect the substance of its sale transactions, which resulted in revenue being recorded at the time of shipment rather than when cash was received. As a result, revenue and cost information in 2000 include amounts related to shipments made during the year as well as amounts deferred from 1999. In order to facilitate analysis of the Company's results of operations, amounts in the tables below summarize revenue and cost information based on shipments made by the Company in the respective years. Such amounts are then reconciled to reported amounts as necessary.

An analysis of the Company's operations is as follows:

                                                          2001                       2000                      1999
                                                        Amount            %        Amount           %        Amount                %
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Net sales
Stainless steel                                        $76,908          84.8%     $62,346          70.6%     $55,255           82.9%
Tool steel                                               4,503           5.0        6,960           7.9        6,055            9.1
High-strength low alloy steel                            3,379           3.7        2,161           2.4        1,327            2.0
High-temperature alloy steel                             2,471           2.7        1,754           2.0        2,124            3.2
Conversion services                                      3,054           3.4        2,309           2.6        1,807            2.7
Other                                                      343           0.4          355           0.4           95            0.1
------------------------------------------------------------------------------------------------------------------------------------
Net sales on shipments                                  90,658         100.0       75,885          85.9       66,663          100.0
Effect of accounting change                               --            --         12,462          14.1         --             --
------------------------------------------------------------------------------------------------------------------------------------
Total net sales                                         90,658         100.0       88,347         100.0       66,663          100.0
------------------------------------------------------------------------------------------------------------------------------------
Cost of products sold
Raw materials                                           25,791          28.5       26,290          29.7       24,732           37.1
Other                                                   46,124          50.9       35,583          40.3       33,901           50.9
------------------------------------------------------------------------------------------------------------------------------------
Total cost of products shipped                          71,915          79.4       61,873          70.0       58,633           88.0
Effect of accounting change                               --            --          9,988          11.3         --             --
------------------------------------------------------------------------------------------------------------------------------------
Total cost of products sold                             71,915          79.4       71,861          81.3       58,633           88.0
------------------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                      6,199           6.8        4,998           5.7        4,299            6.4
Operating income from shipments                         12,544          13.8        9,014          10.2        3,731            5.6
Effect of accounting change                               --            --          2,474           2.8         --             --
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                       $12,544          13.8%     $11,488          13.0%     $ 3,731            5.6%
------------------------------------------------------------------------------------------------------------------------------------

Net sales on shipments by market segment are as follows:

                                                                 2001                       2000                         1999
                                                        Amount           %         Amount           %         Amount              %
------------------------------------------------------------------------------------------------------------------------------------
(dollars in  thousands)
Rerollers                                              $31,936          35.2%     $33,549          44.2%     $36,522           54.8%
Service centers                                         19,178          21.2       16,137          21.3       11,130           16.7
Forgers                                                 18,484          20.4       14,288          18.8        9,185           13.8
Original equipment manufacturers                        17,714          19.5        9,321          12.3        7,761           11.6
Conversion services                                      3,054           3.4        2,309           3.0        1,807            2.7
Miscellaneous                                              292           0.3          281           0.4          258            0.4

------------------------------------------------------------------------------------------------------------------------------------

Total                                                  $90,658         100.0%     $75,885         100.0%     $66,663          100.0%
------------------------------------------------------------------------------------------------------------------------------------

2001 Results as Compared to 2000 The increase in net sales on shipments in 2001 reflects increased shipments within each market segment, except Reroller, partially offset by price decreases related to lower raw material costs. The Company shipped approximately 46,800 tons in 2001, compared to shipments of 41,800 tons in 2000. The increased sales were primarily due to increased shipments of power generation, aerospace and petrochemical products to the Company's reroller, forging, service center and OEM markets. These increases were partially offset by lower sales of commodity products to the reroller market and of tool steel products to the service center market, primarily due to imports and the recessionary economy experienced during 2001.

Cost of products sold, as a percent of net sales, decreased in 2001 as compared to 2000. This decrease was primarily due to the impact of the change in the mix of products shipped and the improved operating results at the bar mill. Natural gas costs increased by approximately $1.3 million in 2001 in comparison to 2000 because of higher rates.

Selling and administrative expenses increased by $1.2 million in 2001 as compared to 2000. This increase primarily reflects higher insurance and other costs associated with the revenue growth experienced during 2001. In addition, the Company recorded a $200,000 charge to demolish certain vacant buildings within the Bridgeville facility, a $190,000 obligation to its former Vice President of Operations and a $115,000 charge for the services of an investment banking firm previously engaged to evaluate various strategic alternatives to increase shareholder value.

Interest expense and other financing costs decreased from $905,000 in 2000 to $576,000 in 2001 primarily due to the continued reduction of long-term debt outstanding and a reduction in interest rates on the PNC Term Loan.

The 2001 effective income tax rate was 36.5% compared to 37.5% in 2000. The decrease in the effective income tax rate is primarily attributable to the application of the Extraterritorial Income Exclusion provisions for federal tax purposes and state tax credits made available to the Company during 2001.

2000 Results as Compared to 1999 The increase in net sales on shipments in 2000 reflects an improved sales mix of products and price increases to cover higher material and energy costs partially offset by lower shipment volumes. The Company shipped approximately 41,800 tons in 2000, compared to shipments of 44,800 tons in 1999. The improved sales mix was primarily due to increased shipments of power generation, aerospace and petrochemical products to the Company's reroller, forging and OEM market customers, and tool steel and bar mill products to the Company's service center customers. These increases were partially offset by the impact of lower sales of commodity products due to increased imports.

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


Liquidity and Capital Resources
The Company generated cash flow from operations in 2001 and 2000 of $11.9 million and $6.3 million, respectively. This increase is primarily due to the increase in net income and the impact of changes in deferred taxes, partially offset by an increase in working capital.

At December 31, 2001, working capital approximated $28.7 million, as compared to $23.6 million at December 31, 2000. The ratio of current assets to current liabilities at December 31, 2001 and 2000, was 4.0:1 and 3.2:1, respectively. The debt to capitalization ratio was 13% at December 31, 2001, and 17% at December 31, 2000. The increase in working capital is primarily attributable to the increase in cash and cash equivalents generated from operations.

Capital Expenditures and Investments The Company's capital expenditures were approximately $5.3 million and $4.6 million in 2001 and 2000, respectively, which primarily reflect the installation of a new electro-slag remelt furnace and building improvements at the Bridgeville facility. Capital expenditures not associated with the acquisition described below are expected to approximate $4.0 million in 2002 and will be used primarily to complete projects previously initiated and to upgrade or replace various pieces of equipment at the Bridgeville and Titusville facilities. These expenditures are expected to be funded substantially from internally generated funds and additional borrowings.

The Company does not maintain off-balance sheet arrangements nor does it participate in non-exchange traded contracts requiring fair value accounting treatment or material related party transaction arrangements.

PNC Credit Agreement On June 29, 2001 the Company entered into a third amendment to the second amended and restated credit agreement with PNC Bank which extended the term of the $6.5 million revolving credit facility ("PNC Line") to April 30, 2003. This credit agreement also includes a term loan ("PNC Term Loan") scheduled to mature in June 2006 and is collateralized by substantially all of the Company's assets.

Interest on borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank's approval; and to restrict the payment of dividends. As of December 31, 2001, the Company was in compliance with all financial ratios and restrictive covenants.

Stock Repurchase Program On October 19, 1998, the Company initiated a stock repurchase program to repurchase up to 315,000 shares of its outstanding Common Stock in open market transactions at market prices. There were 12,000 shares of Common Stock repurchased by the Company during 2001. The Company is authorized to repurchase an additional 45,100 shares of Common Stock as of December 31, 2001.

Supply Contract The Company maintains a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation, which is currently effective through December 2002. Under terms of the agreement, the Company will supply Talley Metals with an average of 1,250 tons of stainless reroll billet products per month. The value of the contract on a monthly basis will depend on product mix and key raw material prices.

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

Critical Accounting Policies Revenue recognition is the most critical accounting policy of the Company. The Company manufactures specialty steel product in accordance with customer purchase orders that contain specific product requirements. Each purchase order provides detailed information regarding the requirements for product acceptance. Executed material certification forms are completed indicating the Company's compliance with the customer purchase order before the specialty steel products are packaged and shipped to the customer. Revenue is generally recognized at point of shipment because risk of loss and title have transferred. During 2001, revenue was recognized in certain situations in which products available for shipment are held at the Company's facility beyond the stated shipment date at the customer's specific request.

In addition, management constantly monitors the ability to collect its unpaid sales invoices and the valuation of its inventory. The allowance for doubtful accounts includes the value of outstanding invoices issued to customers currently operating under the protection of the federal bankruptcy law and other amounts that are deemed potentially not collectable. An inventory reserve is provided for material on hand for which management believes cost exceeds fair market value and for certain material on hand not assigned to a specific customer order.

New Accounting Pronouncements Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998, and amended in June 1999 and in June 2000, pursuant to FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of FASB Statement No. 133" and FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities: an amendment of FASB No. 133", respectively. These statements require that an entity recognize certain derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of these statements on January 1, 2001, did not impact the Company's results of operations or financial condition.

In July 2001, the FASB issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These statements will be adopted in 2002 and are not expected to impact the Company's results of operations or financial condition.

Short- and Long-Term Liquidity The Company expects to meet substantially all of its short-term liquidity requirements with internally generated funds and borrowings under the PNC Credit Agreement. At December 31, 2001, the Company had $5.5 million in cash and $6.5 million available under the PNC Line.

The Company's long-term liquidity depends upon its ability to obtain additional orders from its customers, attract new customers and control costs during periods of low demand or pricing. At this time, management intends to closely monitor its discretionary spending until general economic conditions improve.

Section 201 On October 22, 2001, the U.S. International Trade Commission ("ITC") determined that imports of certain stainless steel and alloy tool steel products are seriously injuring the domestic specialty steel industry. This determination allows the President of the United States, under Section 201 of the 1974 Trade Act, to restrict imports or impose tariffs on some or all of the products at issue. On March 5, 2002, the President imposed tariffs on certain imported stainless steel rod, bar and wire products ranging from 6% to 15% over the next three years. At this time, the Company is unable to determine the potential impact of the imposed remedy on the Company's future results of operations and liquidity requirements.

Subsequent Event On February 14, 2002, the Company, through its wholly owned subsidiary, Dunkirk Speciality Steel, LLC ("Dunkirk Speciality Steel"), acquired from the New York Job Development Authority ("JDA") certain assets formerly owned by Empire Specialty Steel, Inc. ("Empire") at its idled production facility located in Dunkirk, New York (the "Dunkirk facility"). The assets acquired include the inventory; property plant and equipment; and selected intangible assets. The purchase price of $4.0 million will be funded with $1.0 million in cash, paid at closing, and ten-year, 5% interest bearing notes payable to the JDA in the amount of $3.0 million. No principal or interest payments are payable during the first year. The Company will not assume any liabilities of Empire. Capital expenditures are expected to approximate $6.0 million at the Dunkirk facility in 2002.

General Actual results will be affected by a wide range of factors including the start-up of Dunkirk, New York production facility; the receipt, pricing and timing of future customer orders; changes in product mix; the concentrated nature of the Company's customer base to date and the Company's dependence on its significant customers; the Company's reliance on certain critical manufacturing equipment; the limited number of raw material and energy suppliers and significant fluctuations that may occur in raw material and energy prices; and the Company's ongoing requirement for continued compliance with environmental laws. Any unfavorable change in the foregoing or other factors could have a material adverse effect on the Company's business, financial condition and results of operations. Many of these factors are not within the Company's control, and there can be no assurances regarding the Company's future sales or earnings. For a discussion of these and other matters, refer to the Company's Annual Report on Form-10K for the year ended December 31, 2001 and other reports on file with the Securities and Exchange Commission.

Report of independent accountants

To the Board of Directors and Stockholders of Universal Stainless & Alloy Products, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc., and its subsidiary (the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," in 2000.



/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
January 18, 2002, except for Note 12,
which is as of February 14, 2002

Consolidated Statement of Operations

For the years ended December 31,                                                       2001                2000                1999
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share information)
Net sales                                                                          $ 90,658            $ 88,347            $ 66,663
Cost of products sold                                                                71,915              71,861              58,633
Selling and administrative expenses                                                   6,199               4,998               4,299
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                     12,544              11,488               3,731
Interest expense and other financing costs                                             (576)               (905)               (736)
Other income (expense), net                                                              57                  (3)                 30
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes and cumulative effect of
     accounting change                                                               12,025              10,580               3,025
Provision for income taxes                                                            4,386               3,970                 922
------------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
     accounting change                                                                7,639               6,610               2,103
Cumulative effect of accounting change,
     net of tax                                                                          --              (1,546)                 --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                         $  7,639            $  5,064            $  2,103
------------------------------------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE

------------------------------------------------------------------------------------------------------------------------------------
Basic
Income before cumulative effect of
     accounting change                                                                $1.26               $1.09               $0.34
Cumulative effect of accounting change,
     net of tax                                                                          --               (0.26)                 --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                            $1.26               $0.83               $0.34
------------------------------------------------------------------------------------------------------------------------------------
Diluted
Income before cumulative effect of
     accounting change                                                                $1.25               $1.09               $0.34
Cumulative effect of accounting change,
     net of tax                                                                          --               (0.26)                 --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                            $1.25               $0.83               $0.34
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares of
   Common Stock outstanding                                                       6,080,045           6,074,701           6,110,911
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31,                                                                                           2001                    2000
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)

ASSETS
Current Assets
Cash and cash equivalents                                                                           $ 5,454                 $ 1,109
Accounts receivable (less allowance for
   doubtful accounts of $434 and $192)                                                               13,257                  12,819
Inventory                                                                                            17,900                  18,788
Deferred taxes                                                                                        1,022                     958
Other current assets                                                                                    460                     389
------------------------------------------------------------------------------------------------------------------------------------

Total current assets                                                                                 38,093                  34,063
Property, plant and equipment, net                                                                   41,202                  39,090
Other assets                                                                                            151                     594
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                        $79,446                 $73,747
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Trade accounts payable                                                                              $ 4,597                 $ 5,624
Outstanding checks in excess of bank balance                                                            857                   1,445
Current portion of long-term debt                                                                     1,832                   1,808
Accrued employment costs                                                                              1,562                   1,297
Other current liabilities                                                                               590                     331
------------------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                                             9,438                  10,505
Long-term debt                                                                                        6,490                   8,199
Deferred taxes                                                                                        7,146                   6,276
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                    23,074                  24,980
------------------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies
Stockholders' Equity
Senior Preferred Stock, par value $.001 per share;
   liquidation value $100 per share; 2,000,000
   shares authorized; 0 shares issued and outstanding                                                    --                      --
Common Stock, par value $.001 per
   share; 10,000,000 shares authorized;
   6,347,172 and 6,339,128 shares issued                                                                  6                       6
Additional paid-in capital                                                                           25,941                  25,888
Retained earnings                                                                                    32,056                  24,417
Treasury Stock at cost; 269,900 and 257,900
     common shares held                                                                              (1,631)                 (1,544)
------------------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                           56,372                  48,767
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                          $79,446                 $73,747
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the years ended December 31,                                                           2001              2000              1999
------------------------------------------------------------------------------------------------------------------------------------
(dollars in  thousands)
Cash flows from operating activities
Net income                                                                             $  7,639          $  5,064          $  2,103
Adjustments to reconcile to net cash and cash equivalents
   provided by operating activities:
   Depreciation and amortization                                                          2,782             2,466             2,101
   Deferred taxes                                                                         1,087             1,509               354
Changes in assets and liabilities:
   Accounts receivable, net                                                                (438)             (706)           (3,270)
   Inventory                                                                                888            (3,058)              452
   Accounts payable                                                                      (1,027)              147             2,311
   Accrued employment costs                                                                 265               570              (230)
   Other, net                                                                               709               293             1,146
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by
   operating activities                                                                  11,905             6,285             4,967
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Capital expenditures                                                                     (5,253)           (4,598)           (3,366)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                    (5,253)           (4,598)           (3,366)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from long-term debt                                                                136                --                --
Long-term debt repayment                                                                 (1,821)           (1,834)           (1,117)
Borrowings under revolving line of credit                                                 8,893            14,107            22,310
Repayments under revolving line of credit                                                (8,893)          (14,107)          (22,310)
Increase (decrease) in outstanding checks
     in excess of bank balance                                                             (588)              338               (38)
Proceeds from issuance of Common Stock                                                       53                50                51
Purchase of Treasury Stock                                                                  (87)               --            (1,066)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                    (2,307)           (1,446)           (2,170)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                           4,345               241              (569)
Cash and cash equivalents at beginning of period                                          1,109               868             1,437
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                             $  5,454          $  1,109          $    868
------------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information
Interest paid (net of amount capitalized)                                              $    605          $    827          $    774
Income taxes paid                                                                      $  3,144          $  1,593          $    388
------------------------------------------------------------------------------------------------------------------------------------

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

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company limits its credit risk associated with cash and cash equivalents by placing its investments in high-grade short-term instruments. With respect to accounts receivable, the Company limits their credit risks by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral.

Inventories Inventories are stated at the lower of cost or market with cost principally determined by the first-in, first-out (FIFO) method. The average cost method is also utilized. Such costs include the acquisition cost for raw materials and supplies, direct labor and applied manufacturing overhead. Provisions are made for slow moving inventory based upon management's expected method of disposition.

Scrap metal together with alloy additives, principally nickel, chrome and molybdenum, currently account for more than 35% of the Company's total cost of products sold. A substantial portion of the alloy additives is available only from foreign sources, some of which are located in countries that may be subject to unstable political and economic conditions. Those conditions might disrupt supplies or affect the prices of the raw materials used by the Company. The Company maintains sales price surcharges to help offset the impact of raw material price fluctuations.

Included in inventory are operating materials consisting of production molds and rolls that will normally be consumed within one year.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Costs incurred in connection with the construction or major rebuild of facilities, including interest directly related to the project, are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. Maintenance and repairs are charged to expense as incurred, and costs of improvements and renewals are capitalized. Major maintenance costs are expensed in the same annual period as incurred; however, the estimated costs are expensed throughout the year on a pro rata basis.

Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of plant and equipment range from three to twenty years. Depreciation expense for fiscal year 2001, 2000 and 1999 is $2,764,000 $2,448,000 and $2,083,000
respectively.

The Company's manufacturing processes are dependent upon certain pieces of specialty steelmaking equipment, such as the Company's electric arc furnace and universal rolling mill. In the event a critical piece of equipment should become inoperative as a result of an unexpected equipment failure, there can be no assurance that the Company's operations would not be substantially curtailed.

SFAS 121 Impairment Long-lived assets, including property, plant and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future cash flows is less than book value. Based on management's assessment of the carrying values of such long-lived assets, no impairment reserve has been deemed necessary as of December 31, 2001 and 2000.

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

Accounting Change In 2000, the Company changed its method of accounting for revenue recognition in accordance with the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101, required to be adopted retroactive to January 1, 2000, outlined certain criteria that must be met to recognize revenue. As a result of the adoption of SAB 101, the Company determined that the application of the SEC's guidance to the language that existed in the Company's Standard Terms and Conditions of Sale required the Company to defer revenue recognition until cash was collected, even though risk of loss transferred to the buyer at time of shipment. This had the effect of deferring certain 1999 sale transactions aggregating $12,462,000 into 2000. The cumulative effect of this change in accounting principle was a charge of $1,546,000, net of tax benefits of $928,000. Pro forma earnings per share amounts for the year ended December 31, 1999, assuming SAB 101 had been applied retroactively, is as follows:

                                                               As            Pro
                                                         Reported          Forma
--------------------------------------------------------------------------------
Net income                                                 $2,103         $1,854

Basic earnings per share                                    $0.34          $0.30

Diluted earnings per share                                  $0.34          $0.30
--------------------------------------------------------------------------------

New Accounting Pronouncements Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998, and amended in June 1999 and in June 2000, pursuant to FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of FASB Statement No. 133" and FASB Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities: an amendment of FASB No. 133", respectively. These statements require that an entity recognize certain derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of these statements on January 1, 2001, did not impact the Company's results of operations or financial condition.

In July 2001, the FASB issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These statements will be adopted in 2002 and are not expected to impact the Company's results of operations or financial condition.


Note 2: Inventory
The major classes of inventories are as follows:

December 31,                                               2001             2000
--------------------------------------------------------------------------------
(dollars in thousands)
Raw materials and supplies                              $ 1,880          $ 1,695
Semi-finished and finished
    steel products                                       13,593           13,916
Operating materials                                       2,427            3,177
--------------------------------------------------------------------------------
Total inventory                                         $17,900          $18,788
--------------------------------------------------------------------------------

Note 3: Property, Plant and Equipment Property, plant and equipment consists of the following:

December 31,                                               2001             2000
--------------------------------------------------------------------------------
(dollars in thousands)
Land and land improvements                             $    822        $    822
Buildings                                                 4,701           3,889
Machinery and equipment                                  43,572          39,838
Construction in progress                                  2,641           2,311
--------------------------------------------------------------------------------
                                                         51,736          46,860
Accumulated depreciation                                (10,534)         (7,770)
--------------------------------------------------------------------------------
Property, plant and equipment, net                     $ 41,202        $ 39,090
--------------------------------------------------------------------------------

Property, plant and equipment includes a capital lease with Armco, which merged with and into AK Steel in 1999 ("Armco"), for the land and certain buildings and structures located in Bridgeville (the "Bridgeville Lease"). The Bridgeville Lease is for a ten-year term which commenced on August 15, 1994, with three five-year options to renew on the same terms at the Company's discretion at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property. The Company also has an option under the lease to buy substantially all of the leased premises for $1 at any time during the term of the Bridgeville Lease prior to August 15, 2015.

Note 4: Long-Term Debt and Other Financing Long-term debt consists of the following:

December 31,                                               2001             2000
--------------------------------------------------------------------------------
(dollars in thousands)
PNC Term Loan                                         $  6,500         $  7,900
Government debt                                          1,598            1,922
Capital lease obligations                                  224              185
--------------------------------------------------------------------------------
                                                         8,322           10,007
Less amounts due within one year                        (1,832)          (1,808)
--------------------------------------------------------------------------------
Total long-term debt                                  $  6,490         $  8,199
--------------------------------------------------------------------------------

On June 29, 2001, the Company entered into a third amendment to the second amended and restated credit agreement with PNC Bank which extended the term of the $6.5 million revolving credit facility ("PNC Line") to April 30, 2003. This credit agreement, which also includes a term loan ("PNC Term Loan") scheduled to mature in June 2006, is collateralized by substantially all of the Company's assets.

Interest on borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. The PNC Term Loan currently bears interest at a rate equal to the Euro-dollar rate plus an interest rate spread not to exceed 175 basis points. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank's approval; and to restrict the payment of dividends.

The Company has entered into several separate loan agreements with the Commonwealth of Pennsylvania's Department of Commerce aggregating $1,600,000 with terms ranging from seven to twenty years. In 1996, the Company entered into a ten-year loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000. The loans bear interest at rates ranging from 5% to 6% per annum.

Scheduled maturities of long-term obligations for the next five years are as follows:

-----------------------------------------------------
(dollars in thousands)
2002                                            1,832
2003                                            1,723
2004                                            1,662
2005                                            1,747
2006                                            1,042
Thereafter                                        316
-----------------------------------------------------

Note 5: Income Taxes
Components of the provision for income taxes are as follows:

For the years ended December 31,                  2001         2000        1999
--------------------------------------------------------------------------------
(dollars in thousands)
Current provision:
Federal                                         $3,160       $2,461       $ 512
State                                              139           --          56
--------------------------------------------------------------------------------
                                                 3,299        2,461         568
--------------------------------------------------------------------------------
Deferred provision (benefit):
Federal                                            903        1,238         457
State                                              184          271        (103)
--------------------------------------------------------------------------------
                                                 1,087        1,509         354
--------------------------------------------------------------------------------

Provision for income taxes                      $4,386       $3,970       $ 922
--------------------------------------------------------------------------------


The income tax benefit resulting from recording the cumulative effect on prior years due to the change in revenue recognition policy was $928,000.

A reconciliation of the federal statutory tax rate and the Company's effective tax rate is as follows:

For the years ended December 31,                2001        2000          1999
------------------------------------------------------------------------------
Federal statutory tax                           34.0%        34.0%        34.0%
State income taxes,
     net of federal benefit                      2.3          3.3
                                                                          (2.2)
Other, net                                       0.2          0.2         (1.3)
------------------------------------------------------------------------------
Effective tax rate                              36.5%        37.5%        30.5%
------------------------------------------------------------------------------

Deferred taxes result from the following:

December 31,                            2001     2000
-----------------------------------------------------
(dollars in thousands)
Deferred tax assets:
Receivables                          $   187  $    77
Inventory                                600      736
Net operating loss carry forwards         --      281
Accrued liabilities                      235      145
-----------------------------------------------------
                                     $ 1,022  $ 1,239
-----------------------------------------------------
Deferred tax liabilities:
Property, plant and equipment        $ 7,146  $ 6,276
-----------------------------------------------------

Note 6: Stockholders' Equity

                                                      Common                   Additional
                                                      Shares        Common        Paid-In      Retained      Treasury      Treasury
                                                 Outstanding         Stock        Capital      Earnings        Shares         Stock
====================================================================================================================================
(dollars in thousands)
Balance at December 31, 1998                       6,320,036       $     6        $25,787       $17,250        75,000       $  (478)
Common Stock issuance under
     Employee Stock Purchase Plan                     10,380                           51
Purchase of Treasury stock                                                                                    182,900        (1,066)
Net income                                                                                        2,103
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                       6,330,416             6         25,838        19,353       257,900        (1,544)
Common Stock Issuance
    under
    Employee Stock Purchase Plan                       8,712                           50
Net income                                                                                        5,064
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                       6,339,128             6         25,888        24,417       257,900        (1,544)
Common Stock issuance under
   Employee Stock Purchase Plan                        8,044                           53
Purchase of Treasury stock                                                                                     12,000           (87)
Net income                                                                                        7,639
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                       6,347,172       $     6        $25,941       $32,056       269,900       $(1,631)
====================================================================================================================================

On October 19, 1998, the Company's Board of Directors authorized a stock repurchase program. Under the program, the Company may repurchase up to 315,000 shares, or approximately 5%, of the Company's Common Stock in open market transactions at market prices. At December 31, 2001, the Company is authorized to repurchase 45,100 additional shares of the Company's Common Stock.

The Company has 2,000,000 authorized shares of Senior Preferred Stock. At December 31, 2001 and 2000, there were no shares issued or outstanding.

Note 7: Basic and Diluted Earnings Per Share

The computation of basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 is performed as follows:

                                                               2001                       2000                       1999
                                                               ----                       ----                       ----
                                                       Income       Shares         Income       Shares         Income      Shares
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except share amounts and per share amounts)
Income available
   to common Stockholders                            $   7,639     6,080,045     $   5,064     6,074,701     $   2,103     6,110,911

Effect of dilutive securities                                         17,379                       5,057                          --

Income available to common Stockholders
     plus assumed conversion                         $   7,639     6,097,424     $   5,064     6,079,758     $   2,103     6,110,911
Basic earnings per common share:
Income before cumulative effect
     of accounting change                            $    1.26                   $    1.09                   $    0.34
Net income                                           $    1.26                   $    0.83                   $    0.34
Diluted earnings per common share:
Income before cumulative effect
     of accounting change                            $    1.25                   $    1.09                   $    0.34
Net income                                           $    1.25                   $    0.83                   $    0.34
------------------------------------------------------------------------------------------------------------------------------------

Note 8: Stock Compensation Plans
At December 31, 2001, the Company has two stock-based compensation plans that are described below:

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

A summary of the 1994 Plan activity as of and for the years ended December 31, 2001, 2000 and 1999 is presented below:

                                                          2001                      2000                        1999
                                                               Weighted-Avg.              Weighted-Avg.              Weighted-Avg.
                                                   Shares     Exercise Price  Shares     Exercise Price  Shares      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Fixed options
   Outstanding at beginning of year               522,500           $9.58    482,500          $9.79     488,500           $10.10
   Granted                                        100,000            8.22     40,000           7.13      40,000             6.06
   Exercised                                           --              --         --             --          --               --
   Forfeited                                       (5,000)           9.88         --             --     (46,000)            9.90
-----------------------------------------------------------------------------------------------------------------------------------
   Outstanding at end of year                     617,500           $9.36    522,500          $9.58     482,500            $9.79
-----------------------------------------------------------------------------------------------------------------------------------
   Options exercisable at year-end                472,746                    414,287                    364,165
-----------------------------------------------------------------------------------------------------------------------------------
   Weighted-average fair value of
     options granted during the year                                $4.07                     $3.63                        $2.89
-----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2001.

                            Options Outstanding                                               Options Exercisable
                            -------------------                                               -------------------
                                            Weighted-Average
Range of                 Number             Remaining              Weighted-Average           Number           Weighted-Average
Exercise Prices          Outsanding         Contractual Life       Exercise Price             Exercisable      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
   $6.06 to $12.25       617,500                    6.0                  $9.36                   472,746            $9.82
-----------------------------------------------------------------------------------------------------------------------------------

Employee Stock Purchase Plan
Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase shares of the Company's Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. At December 31, 2001, the Company has issued 45,539 shares of Common Stock since the plan's inception.

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


For the years ended December 31,                                            2001          2000          1999
--------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Net income

As reported                                                               $7,639        $5,064        $2,103
Pro forma                                                                 $7,508        $4,714        $1,704

Basic earnings per share

As reported                                                               $ 1.26        $ 0.83        $ 0.34
Pro forma                                                                 $ 1.23        $ 0.78        $ 0.28
--------------------------------------------------------------------------------------------------------------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 2001, 2000 and 1999 respectively; dividend yield of 0.0% for each year; interest rate of 5.0%, 6.0% and 6.0%; expected volatility of 50.0%, 50.0%, and 45.0%; and expected lives for options of five years.

Cash-Incentive Plans
The Company has a management cash-incentive plan covering certain key executives and employees and profit-sharing plans that cover the remaining employees. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 2001, 2000 and 1999, the Company expensed $1,949,000, $1,328,000, and $445,000, respectively, under these plans.

Note 9: Retirement Plans
The Company has defined contribution retirement plans that cover substantially all employees. The Company accrues it's contributions to the hourly employee plan based on time worked while contributions to the salaried plan are accrued as a fixed amount per month. Company contributions to both plans are funded periodically. The total expense for the years ended December 31, 2001, 2000 and 1999 was $413,000, $320,000 and $284,000, respectively.

No other post-retirement benefit plans exist.

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

The Company maintains a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation, which is currently effective through December 2002. Under terms of the agreement, the Company will supply Talley Metals with an average of 1,250 tons of stainless reroll billet products per month. The value of the contract on a monthly basis will depend on product mix and key raw material prices.

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

The following table presents net sales by product line:

                                                                                  2001                   2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
Stainless steel                                                                $76,908                $62,346               $55,255
Tool Steel                                                                       4,503                  6,960                 6,055
High-strength low alloy steel                                                    3,379                  2,161                 1,327
High-temperature alloy steel                                                     2,471                  1,754                 2,124
Conversion services                                                              3,054                  2,309                 1,807
Other                                                                              343                    355                    95
-----------------------------------------------------------------------------------------------------------------------------------
Net sales on shipments                                                          90,658                 75,885                66,663
Effect of accounting change                                                         --                 12,462                    --
-----------------------------------------------------------------------------------------------------------------------------------
Total net sales                                                                $90,658                $88,347               $66,663
-----------------------------------------------------------------------------------------------------------------------------------

Net sales on shipments from the Company's largest customer and its affiliates, which were generated primarily from the Bridgeville operations, approximated 32%, 39% and 48% of total 2001, 2000 and 1999 sales, respectively. Net sales on shipments from the Company's second largest customer and its affiliates, which were generated from the Bridgeville and Titusville operations, approximated 12%, 6% and 6% of 2001, 2000 and 1999 net sales, respectively. The accounts receivable balances from these two customers comprised approximately 29% and 36% of total accounts receivable at December 31, 2001 and 2000, respectively.

The Company derives less than 10% of its revenues from markets outside of the United States and the Company has no assets located outside the United States.

Note 12:  Subsequent Event
Subsequent Event On February 14, 2002, the Company, through its wholly owned subsidiary, Dunkirk Speciality Steel, LLC ("Dunkirk Speciality Steel"), acquired from the New York Job Development Authority ("JDA") certain assets formerly owned by Empire Specialty Steel, Inc. ("Empire") at its idled production facility located in Dunkirk, New York (the "Dunkirk facility"). The assets acquired include the inventory; property plant and equipment; and selected intangible assets. The purchase price of $4.0 million will be funded with $1.0 million in cash, paid at closing, and ten-year, 5% interest bearing notes payable to the JDA in the amount of $3.0 million. No principal or interest payments are payable during the first year. The Company will not assume any liabilities of Empire. Capital expenditures are expected to approximate $6.0 million at the Dunkirk facility in 2002.

Note 13:  Quarterly Financial Data (unaudited)
In 2000, the Company adopted the provisions of SAB 101 retroactive to January 1, 2000.

                                                                        First             Second             Third        Fourth
                                                                      Quarter            Quarter           Quarter       Quarter
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

2001 Data
Net sales                                                             $21,259            $24,233           $23,344      $21,822
Gross profit                                                            4,138              5,026             5,152        4,427
Operating income                                                        2,580              3,210             3,851        2,903
Net income                                                              1,512              1,908             2,330        1,889
Earnings per
    common share:
Basic                                                                   $0.25              $0.31             $0.38        $0.31
Diluted                                                                 $0.25              $0.31             $0.38        $0.31
-----------------------------------------------------------------------------------------------------------------------------------
2000 Data
Net sales                                                             $17,770            $18,522           $18,587      $33,468 (a)
Gross profit                                                            3,044              2,640             3,676        7,126
Operating income                                                        1,941              1,207             2,406        5,934
Income before cumulative effect of
     accounting change                                                  1,128                622             1,273        3,587

Cumulative effect of accounting change,
   net of tax                                                          (1,546)                --                --           --
Net income (loss)                                                       ($418)              $622            $1,273       $3,587
Earnings per common share:
Basic
   Income before cumulative effect of
       accounting change                                                $0.19              $0.10             $0.21        $0.59
   Cumulative effect of accounting
       change, net of tax                                               (0.26)                --                --           --
-----------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                   ($0.07)             $0.10             $0.21        $0.59
-----------------------------------------------------------------------------------------------------------------------------------

Diluted
   Income before cumulative effect of
       accounting change                                                $0.19              $0.10             $0.21        $0.59
   Cumulative effect of accounting
      change, net of tax                                                (0.26)                --                --           --
-----------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                   ($0.07)             $0.10             $0.21        $0.59
===================================================================================================================================

 (a) During the fourth quarter of 2000, the Company modified its Standard Terms and Conditions of Sale to more closely reflect the substance of its sale transactions, which resulted in revenue being recorded at the time of shipment rather than when cash was received.

Price range of common stock

The Common Stock is listed on the Nasdaq National Market under the symbol "USAP." The following table sets forth the range of high and low sale prices per share of Common Stock, for the periods indicated below:

                                                       High               Low
--------------------------------------------------------------------------------
Year 2001

First quarter                                          $ 8.06             $7.00
Second quarter                                         $10.40             $7.19
Third quarter                                          $10.73             $6.84
Fourth quarter                                         $ 8.49             $6.85
--------------------------------------------------------------------------------

Year 2000

First quarter                                           $7.56             $5.69
Second quarter                                          $7.75             $5.63
Third quarter                                           $7.19             $6.38
Fourth quarter                                          $8.25             $6.69
--------------------------------------------------------------------------------

The Company has never paid a cash dividend on its Common Stock and currently has no plans to pay dividends in the foreseeable future. The PNC Credit Agreement contains restrictions on the Company's ability to pay dividends on Common Stock.

Forward-Looking Information Safe Harbor

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth, cost savings, expanded production capacity, broader product lines, greater capacity to meet customer quality reliability, price and delivery needs, enhanced competitive posture and effect of new accounting pronouncements are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company's filings with the Securities and Exchange Commission during the past 12 months.

Five-Year Summary

For the Years Ended December 31,                                 2001         2000(a)            1999           1998          1997
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Summary of Operations
Net sales                                                     $90,658        $ 88,347         $66,663        $72,595       $81,301
Operating income                                               12,544          11,488           3,731          7,566        11,574
Income before cumulative effect of
   accouting change                                                --           6,610              --             --            --
Cumulative effect of accounting change,
   net of tax                                                      --          (1,546)             --             --            --
Net income                                                    $ 7,639           5,064           2,103          5,004         7,206
-----------------------------------------------------------------------------------------------------------------------------------
Pro Forma Summary of Operations (b)
Net sales                                                     $90,658        $ 88,347         $63,330        $78,170       $76,229
Operating income                                               12,544          11,488           3,373          8,437        11,049
Net income                                                    $ 7,639           6,610           1,854          5,558         6,875
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position at Year-End
Working capital                                               $28,655        $ 23,558         $20,800        $21,829       $20,086
Total assets                                                   79,446          73,747          68,179         64,450        56,151
Total debt                                                      8,322          10,007          11,841         12,958         5,779
Stockholders' equity                                           56,372          48,767          43,653         42,565        37,768
-----------------------------------------------------------------------------------------------------------------------------------
Common Share Data
Basic earning per share:
  As reported                                                 $  1.26        $   0.83         $  0.34        $  0.79       $  1.15
  Pro Forma under SAB 101 (b)                                    1.26            1.09            0.30           0.88          1.09
Diluted earning per share:
  As reported                                                    1.25            0.83            0.34           0.79          1.12
  Pro Forma under SAB 101 (b)                                    1.25            1.09            0.30           0.87          1.07
Stockholders' equity                                             9.28            8.03            7.19           6.82          6.00
-----------------------------------------------------------------------------------------------------------------------------------
Other Data
EBITDA (c)                                                    $15,365        $ 11,459         $ 5,844        $ 8,960       $12,741
Capital expenditures                                            5,253           4,598           3,366         12,146         8,145
 Depreciation and amortization                                  2,782           2,466           2,101          1,516         1,109
 Return on stockholders' equity                                  13.6%           10.4%            4.8%          11.8%         19.1%
 Debt to total capitalization                                    12.9            17.0            21.3           23.3          13.3
 Employees                                                        304             280             277            280           270
 Customers                                                        288             250             235            200           167
-----------------------------------------------------------------------------------------------------------------------------------
Average Shares Outstanding (in thousands)
Basic                                                           6,080           6,075           6,111          6,305         6,286
Diluted                                                         6,097           6,080           6,111          6,355         6,417
-----------------------------------------------------------------------------------------------------------------------------------

(a) Includes $12,462,000 of net sales and $9,988,000 of costs of sales associated with revenues recognized in 1999 but deferred until 2000 as a result of implementing Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The 2000 results of operations also include the impact of changing the Company's Standard Terms and Conditions to more closely reflect the substance of its sales transactions.

(b) Includes the effect of implementing Staff Accounting Bulleting No. 101, "Revenue Recognition in Financial Statements" as required under generally accepted accounting principles in 2000.

(c) Represents earnings before special charges, interest expense, income taxes and depreciation and amortization.

         Forward-Looking Information Safe Harbor

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth, cost savings, expanded production capacity, broader product lines, greater capacity to meet customer quality reliability, price and delivery needs, enhanced competitive posture and effect of new accounting pronouncements are included in this Annual Report pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company's filings with the Securities and Exchange Commission during the past 12 months.

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

Clarence M. McAninch
President and Chief Executive Officer
Universal Stainless & Alloy Products, Inc.

Udi Toledano
President
Millennium 3 Capital, Inc.

D. Leonard Wise
Former President and Chief Executive Officer
Carolina Steel Corporation



Officers
Clarence M. McAninch
President and Chief Executive Officer

Richard M. Ubinger
Vice President of Finance, Chief Financial Officer and Treasurer

Paul A. McGrath
Vice President of Operation, General Counsel and Secretary



Management
Michael J. Obiecunas
Director, Employee Relations

Bruce A. Kramer
Director, Purchasing and Production Planning

Keith A. Engleka
Director, Technology

David M. Blanchard
Manager, PRP Division

Corporate Information



Executive Offices
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, PA 15017
412-257-7600


Annual Meeting
The Annual Meeting of Stockholders
will be held at 10 a.m. on Tuesday,
May 21, 2002, at the Southpointe Golf Club,
Canonsburg, PA.


Stockholder Information
Universal Stainless & Alloy Products, Inc.'s Annual Report, Form 10-K and other reports filed with the Securities and Exchange Commission can be obtained, without charge, by writing to the Vice President of Finance at the Executive Offices.


Transfer Agent and Registrar
Continental Stock Transfer &
Trust Company
2 Broadway
New York, NY 10004



Stock Listing
NASDAQ Symbol: USAP


Web Site Address
www.univstainless.com