Form 10-K, Exhibit 13
period 2002-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 2003-02-28
CIK 931584

EXHIBIT 13

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

RESULTS OF OPERATIONS

On February 8, 2002, the Company, through its wholly-owned subsidiary, Dunkirk Specialty Steel, LLC (“Dunkirk Specialty Steel”) entered into a Property Asset Purchase Agreement and a Real Property Purchase Agreement (the “Purchase Agreements”) with the New York Job Development Authority (the “JDA”) to acquire certain assets and real property formerly owned by Empire Specialty Steel, Inc. at its idled production facility located in Dunkirk, New York. These transactions were completed on February 14, 2002 and the facility became operational on March 14, 2002.

During 2000, the Company adopted the provisions of the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). The application of the SEC’s guidance to the language contained in the Company’s Standard Terms and Conditions of Sale existing at the time of adoption required the Company to defer revenue until cash was collected, even though risk of loss passed to the buyer at the time of shipment. This had the effect of deferring certain sale transactions previously recognized in 1999 into 2000. During the fourth quarter of 2000, the Company modified its Standard Terms and Conditions of Sale to more closely reflect the substance of its sale transactions, which resulted in revenue being recorded at the time of shipment rather than when cash was received. As a result, revenue and cost information in 2000 include amounts related to shipments made during the year as well as amounts deferred from 1999. In order to facilitate analysis of the Company’s results of operations, amounts in the tables below summarize revenue and cost information based on shipments made by the Company in the respective years. Such amounts are then reconciled to reported amounts as necessary.

An analysis of the Company’s operations is as follows:

	2002		2001		2000
	AMOUNT	%	AMOUNT	%	AMOUNT	%
(DOLLARS IN THOUSANDS)
NET SALES
Stainless steel	$56,813	80.1%	$76,908	84.8%	$62,346	70.6%
Tool steel	6,643	9.4	4,503	5.0	6,960	7.9
High-temperature alloy steel	3,474	4.9	2,471	2.7	1,754	2.0
High-strength low alloy steel	2,213	3.1	3,379	3.7	2,161	2.4
Conversion services	1,495	2.1	3,054	3.4	2,309	2.6
Other	239	0.4	343	0.4	355	0.4

Net sales on shipments	70,877	100.0	90,658	100.0	75,885	85.9
Effect of accounting change	—	—	—	—	12,462	14.1

Total net sales	70,877	100.0	90,658	100.0	88,347	100.0

Total cost of products shipped	61,971	87.4	71,915	79.4	61,873	70.0
Effect of accounting change	—	—	—	—	9,988	11.3

Total cost of products sold	61,971	87.4	71,915	79.4	71,861	81.3

Selling and administrative expenses	5,883	8.3	6,199	6.8	4,998	5.7

Operating income from shipments	3,023	4.3	12,544	13.8	9,014	10.2
Effect of accounting change	—	—	—	—	2,474	2.8

Operating income	$3,023	4.3%	$12,544	13.8%	$11,488	13.0%

Net sales on shipments by market segment are as follows:

	2002		2001		2000
	AMOUNT	%	AMOUNT	%	AMOUNT	%
(DOLLARS IN THOUSANDS)
Rerollers	$26,791	37.8%	$31,936	35.2%	$33,549	44.2%
Service centers	23,478	33.1	19,178	21.2	16,137	21.3
Original equipment manufacturers	8,578	12.1	17,714	19.5	9,321	12.3
Forgers	8,370	11.8	18,484	20.4	14,288	18.8
Wire redrawers	1,926	2.7	—	—	—	—
Conversion services	1,495	2.1	3,054	3.4	2,309	3.0
Miscellaneous	239	0.4	292	0.3	281	0.4

Net sales on shipments	$70,877	100.0%	$90,658	100.0%	$75,885	100.0%

2002 RESULTS AS COMPARED TO 2001 The decrease in net sales on shipments in 2002 reflected reduced demand from two important end markets, aerospace and power generation. Net sales to those markets in 2002 decreased 36% and 53%, respectively, from 2001. These declines were primarily due to production cutbacks of power generation equipment and commercial aircraft. Sales of bar, rod and wire products from Dunkirk Specialty Steel, and sales of tool steel and commodity reroller products partially offset the lower sales to the power generation and aerospace markets. The Company shipped approximately 38,400 tons in 2002, compared to shipments of 46,800 tons in 2001. During the first half of 2002, management believed the increase in demand for tool steel products represented the beginning of an economic recovery. In addition, the increase in demand for commodity reroller products reflected the impact of the Section 201 tariffs imposed by President Bush in March 2002 on imported specialty steel products. While increased demand for tool steel products continued during the second half of the year, the economic recovery did not materialize and demand for the Company’s remaining products declined.

Cost of products sold, as a percent of net sales, increased in 2002 as compared to 2001. This increase is primarily due to the shift in product mix, lower production volumes at the Bridgeville and Titusville facilities, and the start-up of Dunkirk Specialty Steel.

Selling and administrative expenses decreased by $316,000 in 2002 as compared to 2001. The Bridgeville facility operated under a day-to-day extension of its collective bargaining agreement from August 31, 2002 to December 7, 2002. While the facility operated under the extension, management modified certain aspects of the facility’s normal operations relating to production processes, security and maintenance to accommodate the situation. These modifications resulted in a $267,000 increase in selling and administrative expenses. This event and the inclusion of direct expenses of $740,000 associated with Dunkirk Specialty Steel were more than offset by a $460,000 decrease in employee compensation, a $283,000 decrease in bad debt expense and the absence of several significant charges in 2001. The 2001 charges included a $200,000 charge to demolish certain vacant buildings within the Bridgeville facility, a $190,000 obligation to a former vice president of operations and a $115,000 charge for the services of an investment-banking firm previously engaged by the Company.

Interest expense and other financing costs decreased from $576,000 in 2001 to $455,000 in 2002. The decrease was primarily due to a reduction in borrowings under the revolving line of credit with PNC Bank and lower interest rates between the two periods. This decrease was partially offset by $125,000 of amortization expense associated with the discount recognized on debt issued by Dunkirk Specialty Steel in 2002.

Other income (expense), net increased from $57,000 in 2001 to $457,000 in 2002. The increase was primarily due to an increase in cash available for investing during the respective periods and the receipt of $310,000, net of expenses, under the Continued Dumping and Subsidy Act of 2000 (“CDSOA”).

The 2002 effective income tax rate was 30.8% compared to 36.5% in 2001. The decrease in the effective income tax rate was primarily attributable to tax credit benefits and the impact of permanent tax differences applied against lower levels of income in 2002. Dunkirk Specialty Steel operates within a New York State Empire Zone that allowed the Company to recognize $340,000 of income tax credits in 2002.

2001 RESULTS AS COMPARED TO 2000 The increase in net sales on shipments in 2001 reflected increased shipments within each market segment, except reroller, partially offset by price decreases related to lower raw material costs. The Company shipped approximately 46,800 tons in 2001, compared to shipments of 41,800 tons in 2000. The increased sales were primarily due to increased shipments of power generation, aerospace and petrochemical products to the Company’s reroller, forging, service center and original equipment manufacturers (“OEM”) markets. These increases were partially offset by lower sales of commodity products to the reroller market and of tool steel products to the service center market, primarily due to imports and the recessionary economy experienced during 2001.

Cost of products sold, as a percent of net sales, decreased in 2001 as compared to 2000. This decrease was primarily due to the impact of the change in the mix of products shipped and the improved operating results at the bar mill. Natural gas costs increased by approximately $1.3 million in 2001 in comparison to 2000 because of higher rates.

Selling and administrative expenses increased by $1.2 million in 2001 as compared to 2000. This increase primarily reflected higher insurance and other costs that are associated with the revenue growth experienced during 2001. In addition, the Company recorded a $200,000 charge to demolish certain vacant buildings within the Bridgeville facility, a $190,000 obligation to a former vice president of operations and a $115,000 charge for the services of an investment banking firm previously engaged by the Company.

Interest expense and other financing costs decreased from $905,000 in 2000 to $576,000 in 2001 primarily due to the continued reduction of long-term debt outstanding and a reduction in interest rates on the PNC Term Loan.

The 2001 effective income tax rate was 36.5% compared to 37.5% in 2000. The decrease in the effective income tax rate was primarily attributable to the application of the Extraterritorial Income Exclusion provisions for federal tax purposes and state tax credits made available to the Company during 2001.

14  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

BUSINESS SEGMENT RESULTS

The Company is comprised of three operating locations and one corporate headquarters. For segment reporting, the Bridgeville and Titusville facilities have been aggregated into one reportable segment, Universal Stainless & Alloy Products, because of the management reporting structure in place. The Universal Stainless & Alloy Products manufacturing process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty steels. A second reportable segment, Dunkirk Specialty Steel, was created in 2002 as a result of the acquisition of certain assets and real property formerly owned by Empire Specialty Steel, Inc. Dunkirk Specialty Steel’s manufacturing process involves hot rolling and finishing specialty steel bar, rod and wire products.

UNIVERSAL STAINLESS & ALLOY PRODUCTS SEGMENT Net sales on shipments for the years ended December 31, 2002, 2001 and 2000 were $70.1 million, $90.7 million and $75.9 million, respectively. The 2002 decrease in comparison to 2001 reflected lower demand for power generation and aerospace products, partially offset by an increase in demand for tool steel products and for commodity reroller products, including $8.6 million of net sales on shipments to the Dunkirk Specialty Steel segment. The 2001 increase in comparison to 2000 was primarily due to increased shipments of power generation, aerospace and petrochemical products to the Company’s reroller, forging, service center and OEM markets. These increases were partially offset by lower sales of commodity products to the reroller market and of tool steel products to the service center market, primarily due to imports and the recessionary economy experienced during 2001.

Operating income for the years ended December 31, 2002, 2001 and 2000 were $5.0 million, $12.6 million and $11.5 million, respectively. Changes in production volumes and shifts in product mix between years represent the primary causes for the difference in operating income between each year. In addition, the 2000 operating income result included $2.5 million associated with revenues and cost of goods sold in 1999 but deferred until 2000 as a result of implementing SAB 101.

DUNKIRK SPECIALTY STEEL SEGMENT Net sales on shipments and the operating loss for the year ended December 31, 2002 was $10.5 million and $2.0 million, respectively. Net sales primarily reflected sales to service centers, OEMs and wire redrawers. The operating loss primarily related to the start-up costs incurred since February 14, 2002 and production volumes below the level necessary to sufficiently absorb the period costs incurred.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated cash flow from operations in 2002 and 2001 of $3.8 million and $11.9 million, respectively. This decrease was primarily due to the decrease in net income and increases in working capital related to the start-up of Dunkirk Specialty Steel and recoverable federal income taxes associated with estimated payments made during the first half of 2002.

At December 31, 2002, working capital approximated $33.5 million, as compared to $28.7 million at December 31, 2001. The increase was primarily attributable to the addition of Dunkirk Specialty Steel in 2002, including the purchase of $4.0 million of inventory from the JDA. The ratio of current assets to current liabilities at December 31, 2002 and 2001, was 5.4:1 and 4.0:1, respectively. The debt to total capitalization ratio was 13.5% at December 31, 2002 and 12.9% at December 31, 2001.

CAPITAL EXPENDITURES AND INVESTMENTS The Company’s capital expenditures, excluding the costs of the Dunkirk Specialty Steel acquisition, were approximately $4.2 million and $5.3 million in 2002 and 2001, respectively. These expenditures primarily reflected the upgrade or replacement of various pieces of equipment at the Bridgeville facility and the installation of grit blasting equipment at the Dunkirk facility. The Company also expended $1.3 million in connection with the Purchase Agreements entered into with the JDA to acquire certain assets and real property formerly owned by Empire Specialty Steel, Inc. Capital expenditures are expected to approximate $2.0 million in 2003, based on current market conditions, and will be used primarily to upgrade or replace various pieces of equipment at the Bridgeville and Dunkirk facilities. Commitments of additional capital expenditures may occur if current market conditions improve.

CAPITAL RESOURCES INCLUDING OFF-BALANCE SHEET ARRANGEMENTS

The Company satisfies its capital requirements primarily through the sale of Common Stock and the issuance of long-term debt. The Company does not maintain off-balance sheet arrangements other than operating leases nor does it participate in non-exchange traded contracts requiring fair value accounting treatment or material related party transaction arrangements.

PNC CREDIT AGREEMENT The Company maintains a credit agreement with PNC Bank for a $6.5 million revolving credit facility (“PNC Line”) through April 30, 2005. This credit agreement also includes a term loan (“PNC Term Loan”) scheduled to mature in June 2006 and is collateralized by substantially all of the Company’s assets.

Interest on borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. In addition, the Company pays a commitment fee of 0.5% per annum on the unused portion of the PNC Line. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank’s approval; and to restrict the payment of dividends. As of December 31, 2002, the Company was in compliance with all financial ratios and restrictive covenants. On February 18, 2003, the Company and PNC Bank agreed to adjust certain financial ratio covenants through December 31, 2003 as a result of the Company’s projected earnings throughout 2003. The Company believes it will maintain compliance with the adjusted covenants unless economic conditions remain at 2002 fourth quarter levels throughout 2003.

GOVERNMENT FINANCING PROGRAMS The Company has entered into several separate loan agreements with the Commonwealth of Pennsylvania’s Department of Commerce aggregating $1.6 million with terms ending between the years 2002 and 2016. The loans bear interest at rates ranging from 5% to 6% per annum. In 1996, the Company entered into a ten-year, 6% interest-bearing loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1.5 million.

On February 14, 2002, Dunkirk Specialty Steel issued two ten-year, 5% interest-bearing notes payable to the JDA (the “JDA Notes”) for the combined amount of $3.0 million. No principal or interest payments are due under the notes during the first year. The notes were recorded net of a $143,000 debt discount, of which $125,000 was amortized in 2002 and included as interest expense.

STOCK-BASED FINANCING ACTIVITY The Company issued 207,366 and 8,044 shares of its Common Stock for the years ended December 31, 2002 and 2001, respectively, through its two stock-based compensation plans. In 2002, certain members of the Company’s Board of Directors exercised 200,000 stock options issued under the Stock Incentive Plan for $1.9 million plus related tax benefits of $417,000. The remaining shares were issued to employees participating in the Employee Stock Purchase Plan.

On October 19, 1998, the Company initiated a stock repurchase program to repurchase up to 315,000 shares of its outstanding Common Stock in open market transactions at market prices. The Company repurchased no shares of Common Stock during 2002 while 12,000 shares of Common Stock were repurchased during 2001. The Company is authorized to repurchase 45,100 additional shares of Common Stock as of December 31, 2002.

SHORT – AND LONG-TERM LIQUIDITY The Company expects to meet substantially all of its short-term liquidity requirements resulting from operations and current capital investment plans with internally generated funds and borrowings under the PNC Line. At December 31, 2002, the Company had $3.3 million in cash and $6.5 million available under the PNC Line.

The Company’s long-term liquidity depends upon its ability to obtain additional orders from its customers, attract new customers and control costs during periods of low demand or pricing. At this time, management intends to closely monitor its discretionary spending until general economic conditions improve.

CONTRACTUAL OBLIGATIONS At December 31, 2002, the Company had the following contractual obligations:

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
(DOLLARS IN THOUSANDS)
Long-term debt	$10,660	$2,253	$4,424	$1,946	$2,037
Capital lease obligations	134	54	66	14	—
Operating lease obligations	117	53	58	6	—
Purchase obligations	2,493	2,013	480	—	—

Total contractual obligations	$13,404	$4,373	$5,028	$1,966	$2,037

Long-term debt includes the PNC Term Loan. The Company has fixed the rate of interest at 2.84% through December 12, 2003. The table assumes the Company will maintain that interest rate until maturity. Purchase obligations primarily include minimum purchase commitments under various utility contracts. One utility contract expires in August 2004. The table assumes the minimum monthly payment under this contract is $60,000.

MARKET RISK The Company does not use derivative financial instruments to reduce its financial risk. The Company’s customers and suppliers absorb fluctuations in foreign currency exchange rates. In addition, the Company does not maintain long-term, fixed cost supply agreements for its major raw material and natural gas requirements. Prices for the Company’s raw materials and natural gas requirements are subject to frequent market fluctuations and profit margins may decline in the event market values increase. Selling price increases and surcharges are implemented to offset raw material and natural gas market price increases.

16  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

The Company is exposed to market risk from changes in interest rates related to its long-term debt. At December 31, 2002, $4.4 million of the Company’s total long-term debt and capital lease obligations has fixed interest rates. The remaining $5.1 million represents the PNC Term Loan outstanding balance that bears a variable interest rate.

SUPPLY CONTRACT The Company maintains a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation (“Talley Metals”), and the Company’s largest customer. While the initial term of the agreement expired December 31, 2002, the agreement continues to automatically renew with the placement of new orders each month and requires a ninety-day notice to terminate. In addition, Talley Metals is required under the agreement to purchase a minimum of 1,000 tons of stainless reroll billet products each calendar month and average at least 1,250 tons per month during the last twelve-month period. The value of the contract on a monthly basis will depend on product mix and key raw material prices. During 2002, Talley Metals did not comply with the monthly minimum purchase requirement due to market conditions. The Company granted a waiver from this requirement until market conditions improve, which the Company believes will coincide with a market price increase for stainless steel bar, rod and wire products.

IMPORT PROTECTIONS On October 22, 2001, the U.S. International Trade Commission determined that import of certain stainless steel and alloy tool steel products are seriously injuring the domestic specialty steel industry. On March 5, 2002, the President imposed tariffs on certain imported stainless steel rod, bar and wire products ranging from 6% to 15% over the next three years under Section 201 of the 1974 Trade Act. During the 2002 second quarter, the Company experienced a significant increase in demand for commodity reroller products. This trend did not continue during the second half of the year and is not expected to signifi-cantly impact future results.

The assets purchased by Dunkirk Specialty Steel were previously owned and operated by AL Tech Specialty Steel, Inc. and Empire Specialty Steel, Inc. During their ownership, both organizations participated in several anti-dumping lawsuits with other domestic specialty steel producers. CDSOA provides for payment of import duties collected by the U. S. Treasury to domestic companies injured by unfair foreign trade practices. In accordance with CDSOA, the Company filed claims to receive their appropriate share of the import duties collected during the past fiscal year and received $310,000, net of expenses. The Company expects to benefit from CDSOA in future years unless the Act is repealed. The amount of future benefits is dependent on the amount of import duties collected and the relationship of Dunkirk Specialty Steel’s claim in relation to claims filed by other domestic specialty steel producers.

BRIDGEVILLE LEASE Property, plant and equipment includes a capital lease with Armco, which merged with and into AK Steel in 1999 (“Armco”), for the land and certain buildings and structures located in Bridgeville (the “Bridgeville Lease”). The Bridgeville Lease is for a ten-year term which commenced on August 15, 1994, with three five-year options to renew on the same terms at the Company’s discretion at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property.

On February 6, 2003, the Company submitted a notice to exercise its option to purchase all of the property permitted under the Bridgeville Lease for $1. The ESR building, which houses the Company’s four electro-slag remelting furnaces and ancillary equipment, is not included in the option to purchase. The Company will continue to operate the equipment in the ESR building under the existing lease which is due to expire on August 15, 2004. The Company has expressed an interest to purchase or extend the current lease for the ESR building from AK Steel. In the event that the lease of the ESR building is not extended and the property is not purchased, the relocation of the ESR equipment would have an adverse material effect on the financial condition of the Company.

CONTINGENT ITEMS

ENVIRONMENTAL MATTERS  The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. The Company is not aware of any environmental condition that currently exists at any of its facilities that would cause a material adverse effect on the financial condition of the Company.

In connection with the 1994 acquisition of the Bridgeville facility assets, Armco agreed to retain responsibility for liabilities asserted against it under environmental laws with respect to environmental conditions existing at the Bridgeville facility prior to August 15, 1994, and to indemnify the Company up to $6.0 million. This indemnification, due to expire on August 15, 2004, will terminate if the Company purchases the Bridgeville property prior to the expiration date.

In connection with the Company’s June 2, 1995 agreement with Armco to purchase certain assets and a parcel of real property located at Titusville, Armco agreed to indemnify the Company up to $3.0 million in the aggregate for liabilities under environmental laws arising out of conditions on or under the Titusville property existing prior to June 2, 1995. Armco also agreed to indemnify the Company for any liabilities arising out of environmental conditions existing off-site as of June 2, 1995 and is not subject to the $3.0 million limitation.

The Company has filed no claims against Armco since the inception of the acquisition agreements. In addition, management is not aware of any financial difficulties being experienced by AK Steel, as successor to Armco, that would prevent its performance under the acquisition agreements.

In connection with the acquisition of the Dunkirk facility, Dunkirk Specialty Steel entered into an order with the New York State Department of Environmental Conservation (“NY DEC”) that precludes NY DEC from bringing any action against the Company. In addition, the order releases the Company from any and all claims and liabilities arising from, or related to, the existing environmental conditions at the Dunkirk facility. There can be no assurance that any other party will not assert any claims with respect to environmental conditions at the Dunkirk facility, or that the Company will have the financial resources to discharge any liabilities if legally compelled to do so.

LEGAL MATTER On June 29, 2001, suit was filed against the Company in the Court of Common Pleas of Allegheny County, Pennsylvania by Teledyne Technologies, Incorporated (“Teledyne”). The suit alleges that steel product manufactured by the Company was defective and the Company was or should have been aware of the defects. Teledyne has alleged that the defective steel supplied by the Company caused certain crankshafts sold by Teledyne to be defective. As a result, Teledyne is claiming damages relating to the recall, replacement and repair of aircraft engines.

Teledyne was recently unsuccessful in its pursuit of a similar claim brought against another specialty steel producer who supplied the same steel product. After in-depth investigation, it is the Company’s position that the suit is without merit and it intends to vigorously defend that position. Additionally, the Company believes that insurance coverage will be available for this claim. At this time, the Company is engaged in discovery and believes that the final disposition of this suit will not have a material adverse effect on the financial condition or results of operation for the Company.

CRITICAL ACCOUNTING POLICIES

AND NEW ACCOUNTING PRONOUNCEMENTS

CRITICAL ACCOUNTING POLICIES Revenue recognition is the most critical accounting policy of the Company. The Company manufactures specialty steel product in accordance with customer purchase orders that contain specific product requirements. Each purchase order provides detailed information regarding the requirements for product acceptance. Executed material certification forms are completed indicating the Company’s compliance with the customer purchase order before the specialty steel products are packaged and shipped to the customer. Revenue is generally recognized at point of shipment because risk of loss and title has transferred. Revenue is also recognized in certain situations in which products available for shipment are held at the Company’s facility beyond the stated shipment date at the customer’s specific request.

In addition, management constantly monitors the ability to collect its unpaid sales invoices and the valuation of its inventory. The allowance for doubtful accounts includes the value of outstanding invoices issued to customers currently operating under the protection of the federal bankruptcy law and other amounts that are deemed potentially not collectable. An inventory reserve is provided for material on hand for which management believes cost exceeds fair market value and for material on hand for more than one year not assigned to a specific customer order.

Long-lived assets are reviewed for impairment annually by operating facility. An impairment write down will be recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable through estimated future undiscounted cash flows. The Company has not recognized an impairment write down on any of its assets held at December 31, 2002.

NEW ACCOUNTING PRONOUNCEMENTS In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment at least annually. These standards also outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of SFAS 141 apply to all business combinations after June 30, 2001. Effective January 1, 2002, the Company adopted SFAS 142, which did not impact the Company’s results of operations or financial condition.

18  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

On August 15, 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for the Company on January 1, 2003 and is not expected to have a material impact on the Company’s results of operations or financial condition.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”). It also amends Accounting Principles Board Statement No. 30, “Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB 30”). SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. This statement also retains APB 30’s requirement that a company report discontinued operations separately from continuing operations. All provisions of SFAS 144 were adopted on January 1, 2002 and did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This statement supersedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires the recognition of a liability for costs associated with an exit or disposal activity when incurred. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The provisions of FIN 45 are not expected to have a material impact on our results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123” (“SFAS 148”). This statement amends SFAS No. 123, “Accounting for Stock Based Compensation” to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Company does not intend to change its current method of accounting for stock-based employee compensation unless required by the issuance of a new pronouncement. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

FUTURE OUTLOOK

The Company enters 2003 with a total backlog of $14 million and expects demand for aerospace and power generation products to remain weak due to projected reductions in the deliveries of commercial airplanes and industrial gas turbines. The Company expects its results will improve throughout 2003 in conjunction with the pace of the domestic economy’s recovery and the market’s increasing acceptance of Dunkirk Specialty Steel as a reliable supplier of quality specialty steel bar, rod and wire products.

The Company’s actual results will be affected by a wide range of factors including the limited operating history of Dunkirk Specialty Steel; the receipt, pricing and timing of future customer orders; changes in product mix; the concentrated nature of the Company’s customer base to date and the Company’s dependence on its significant customers; the Company’s reliance on certain critical manufacturing equipment; the limited number of raw material and energy suppliers and significant fluctuations that may occur in raw material and energy prices; the ability of the Company to meet its current debt covenants; the ultimate outcome of the Company’s current and future litigation matters; and the Company’s ongoing requirement for continued compliance with environmental laws. Any unfavorable change in the foregoing or other factors could have a material adverse effect on the Company’s business, financial condition and results of operations. Many of these factors are not within the Company’s control, and there can be no assurances regarding the Company’s future sales or earnings. For a discussion of these and other matters, refer to the Company’s Annual Report on Form-10K for the year ended December 31, 2002 and other reports on file with the Securities and Exchange Commission.

Report of Management

TO THE STOCKHOLDERS OF UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

The financial statements and related information contained in this report were prepared in conformity with accounting principles generally accepted in the United States of America and, as such, includes amounts based on management’s best judgments and estimates. We maintain a system of policies, procedures and controls designed to provide reasonable assurance that transactions are properly executed, recorded and included within the financial statements and that the Company’s assets are safeguarded from improper or unauthorized use. The Audit Committee of the Board of Directors, composed of independent directors, meets regularly with management and our independent accountants to discuss audit results and financial reporting matters. The independent accountants have full access to the Audit Committee without our presence.

/s/ Clarence M. McAninch	/s/ Richard M. Ubinger

Clarence M. McAninch President and Chief Executive Officer	Richard M. Ubinger Vice President of Finance, Chief Financial Officer and Treasurer
February 18, 2003

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

OF UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc., and its subsidiaries (the Company) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company adopted the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” in 2000.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

February 18, 2003

20  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

Consolidated Statement of Operations

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Net sales	$70,877	$90,658	$88,347
Cost of products sold	61,971	71,915	71,861
Selling and administrative expenses	5,883	6,199	4,998

Operating income	3,023	12,544	11,488
Interest expense and other financing costs	(455)	(576)	(905)
Other income (expense), net	457	57	(3)

Income before taxes and cumulative effect of accounting change	3,025	12,025	10,580
Provision for income taxes	933	4,386	3,970

Income before cumulative effect of accounting change	2,092	7,639	6,610
Cumulative effect of accounting change, net of tax	—	—	(1,546)

Net income	$2,092	$7,639	$5,064

EARNINGS PER COMMON SHARE

BASIC
Income before cumulative effect of accounting change	$0.34	$1.26	$1.09
Cumulative effect of accounting change, net of tax	—	—	(0.26)

Net income	$0.34	$1.26	$0.83

DILUTED
Income before cumulative effect of accounting change	$0.34	$1.25	$1.09
Cumulative effect of accounting change, net of tax	—	—	(0.26)

Net income	$0.34	$1.25	$0.83

Weighted average number of shares of Common Stock outstanding	6,203,800	6,080,045	6,074,701

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

DECEMBER 31,	2002	2001
(DOLLARS IN THOUSANDS)
ASSETS
Current Assets
Cash and cash equivalents	$3,308	$5,454
Accounts receivable (less allowance for doubtful accounts of $298 and $434)	11,550	13,257
Inventory	22,717	17,900
Deferred taxes	1,127	1,022
Other current assets	2,454	460

Total current assets	41,156	38,093
Property, plant and equipment, net	42,246	41,202
Other assets	642	151

Total assets	$84,044	$79,446

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	$4,190	$4,597
Outstanding checks in excess of bank balance	275	857
Current portion of long-term debt	1,971	1,832
Accrued employment costs	1,019	1,562
Other current liabilities	163	590

Total current liabilities	7,618	9,438
Long-term debt	7,502	6,490
Deferred taxes	8,123	7,146

Total liabilities	23,243	23,074

Commitments and Contingencies
Stockholders’ Equity
Preferred Stock, par value $0.001 per share; 1,980,000 shares authorized; 0 shares issued and outstanding	—	—
Common Stock, par value $0.001 per share; 10,000,000 shares authorized; 6,554,538 and 6,347,172 shares issued	7	6
Additional paid-in capital	28,277	25,941
Retained earnings	34,148	32,056
Treasury Stock at cost; 269,900 common shares held	(1,631)	(1,631)

Total stockholders’ equity	60,801	56,372

Total liabilities and stockholder’s equity	$84,044	$79,446

The accompanying notes are an integral part of these consolidated financial statements.

22  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

Consolidated Statement of Cash Flows

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,092	$7,639	$5,064
Adjustments to reconcile to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	3,271	2,782	2,466
Deferred taxes	596	1,087	1,509
Tax benefit from exercise of stock options	417	—	—
Changes in assets and liabilities:
Accounts receivable, net	1,150	(438)	(706)
Inventory	(859)	888	(3,058)
Accounts payable	(407)	(1,027)	147
Accrued employment costs	(543)	265	570
Refundable income taxes paid	(990)	—	—
Other, net	(903)	709	293

Net cash provided by operating activities	3,824	11,905	6,285

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets and real property through purchase agreements	(1,283)	—	—
Capital expenditures	(4,194)	(5,253)	(4,598)

Net cash used in investing activities	(5,477)	(5,253)	(4,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	136	—
Long-term debt repayment	(1,831)	(1,821)	(1,834)
Borrowings under revolving line of credit	—	8,893	14,107
Repayments under revolving line of credit	—	(8,893)	(14,107)
(Decrease) increase in outstanding checks in excess of bank balance	(582)	(588)	338
Proceeds from issuance of Common Stock	1,920	53	50
Purchase of Treasury Stock	—	(87)	—

Net cash used in financing activities	(493)	(2,307)	(1,446)

Net (decrease) increase in cash and cash equivalents	(2,146)	4,345	241
Cash and cash equivalents at beginning of period	5,454	1,109	868

Cash and cash equivalents at end of period	$3,308	$5,454	$1,109

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid (net of amount capitalized)	$318	$605	$827
Income taxes paid	$1,329	$3,144	$1,593

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY Universal Stainless & Alloy Products, Inc. (the “Company”) manufactures and markets semi-finished and finished specialty steel products, including stainless steel, tool steel and certain other alloyed steels. The Company’s manufacturing process involves melting, remelting, treating, hot and cold rolling, machining and cold drawing of semi-finished and finished specialty steels. The Company’s products are sold to rerollers, forgers, service centers, original equipment manufacturers, which primarily include the power generation and aerospace industries, and wire redrawers. The Company also performs conversion services on materials supplied by customers that lack certain of the Company’s production facilities or that are subject to their own capacity constraints.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The estimates and assumptions used in these consolidated financial statements are based on known information available as of the balance sheet date. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company has no interests in any unconsolidated entity nor does it have any off-balance sheet financing arrangements other than operating leases.

CASH AND CASH EQUIVALENTS Cash equivalents are stated at cost plus accrued interest, which approximates market value, and include only securities having an original maturity of three months or less at the time of purchase.

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

INVENTORIES Inventories are stated at the lower of cost or market with cost principally determined by the first-in, first-out (FIFO) method. The average cost method is also utilized. Such costs include the acquisition cost for raw materials and supplies, direct labor and applied manufacturing overhead. Provisions are made for slow moving inventory based upon management’s expected method of disposition.

The Company purchases scrap metal and alloy additives, principally nickel, chrome and molybdenum, for its melting operation. A substantial portion of the alloy additives is available only from foreign sources, some of which are located in countries that may be subject to unstable political and economic conditions. Those conditions might disrupt supplies or affect the prices of the raw materials used by the Company. The Company maintains sales price surcharges to help offset the impact of raw material price fluctuations.

Included in inventory are operating materials consisting of production molds and rolls that will normally be consumed within one year.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost. Costs incurred in connection with the construction or major rebuild of facilities, including interest directly related to the project, are capitalized as construction in progress. No interest was capitalized for the fiscal year 2002, 2001 and 2000. No depreciation is recognized on these assets until placed in service. Maintenance and repairs are charged to expense as incurred, and costs of improvements and renewals are capitalized. Major maintenance costs are expensed in the same annual period as incurred; however, the estimated costs are expensed throughout the year on a pro rata basis. Maintenance expense for the fiscal year 2002, 2001 and 2000 was $6,390,000, $6,611,000 and $6,626,000, respectively.

Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of buildings and land improvements is 25 years, machinery and equipment is between 5 and 20 years, and software is 3 years. When property, plant and equipment are retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, with any resulting gain or loss included in results of operations. Depreciation and amortization expense for fiscal year 2002, 2001 and 2000 was $3,130,000, $2,764,000 and $2,448,000, respectively.

The Company’s manufacturing processes are dependent upon certain pieces of specialty steel-making equipment, such as the Company’s electric arc furnace and universal rolling mill. In the event a critical piece of equipment should become inoperative as a result of an unexpected equipment failure, there can be no assurance that the Company’s operations would not be substantially curtailed.

24  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

LONG-LIVED ASSET IMPAIRMENT Long-lived assets, including property, plant and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future cash flows is less than book value. Based on management’s assessment of the carrying values of such long-lived assets, no impairment reserve has been deemed necessary as of December 31, 2002 and 2001.

REVENUE RECOGNITION Revenue from the sale of products is recognized when both risk of loss and title has transferred to the customer, which generally coincides with shipment of the related products, provided that no significant company obligation exists, the fee is fixed or determinable and collection is reasonably assured. Revenue from conversion services is recognized when the performance of the service is complete. Invoiced shipping and handling costs are also accounted for as revenue. Customer claims are accounted for primarily as a reduction to gross sales after the matter has been researched and an acceptable resolution has been reached.

INCOME TAXES Deferred income taxes are provided for unused tax credits earned and the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company uses the liability method to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid. Valuation allowances are provided if a deferred tax asset will more likely than not be realized.

STOCK-BASED COMPENSATION PLANS The Company accounts for stock-based employee and director compensation using the intrinsic value method. No stock-based employee compensation cost is reflected in net income if the exercise price of the options granted equals or exceeds market value of the underlying common stock on the date of grant. The tax effects of exercising stock options are added to additional paid in capital at the exercise date. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of issued Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to stock-based employee and director compensation:

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Net income, as reported	$2,092	$7,639	$5,064
Total stock-based compensation expense determined under fair-value based method, net of taxes	(129)	(131)	(350)

Pro forma net income	$1,963	$7,508	$4,714

EARNINGS PER SHARE
Basic – as reported	$0.34	$1.26	$0.83
Basic – pro forma	$0.32	$1.23	$0.78

Diluted – as reported	$0.34	$1.25	$0.83
Diluted – pro forma	$0.31	$1.23	$0.78

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 2002, 2001 and 2000, respectively: dividend yield of 0.0% for each year; interest rate of 3.7%, 5.0% and 6.0%; expected volatility of 53.0%, 50.0%, and 50.0%; and expected lives for options of five years.

EARNINGS PER COMMON SHARE Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding plus all dilutive potential common shares outstanding during the period. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options and warrants are assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and warrants, and common shares are assumed issued. The assumed proceeds from the exercise of stock options and warrants are used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the dilutive potential common shares outstanding.

ACCOUNTING CHANGE In 2000, the Company changed its method of accounting for revenue recognition in accordance with the provisions of the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). SAB 101, retroactively adopted as of January 1, 2000, outlined certain criteria that must be met to recognize revenue. The Company determined that the application of the SEC’s guidance to the language that existed in the Company’s Standard Terms and Conditions of Sale required the Company to defer revenue recognition until cash was collected, even though risk of loss transferred to the buyer at time of shipment. This had the effect of deferring certain 1999 sale transactions aggregating $12,462,000 into 2000. The cumulative effect of this change in accounting principle was a charge of $1,546,000, net of tax benefits of $928,000.

NEW ACCOUNTING PRONOUNCEMENTS In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives not be amortized but should be tested for impairment at least annually. These standards also outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of SFAS 141 apply to all business combinations after June 30, 2001. Effective January 1, 2002, the Company adopted SFAS 142, which did not impact the Company’s results of operations or financial condition.

On August 15, 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. SFAS 143 is effective for the Company on January 1, 2003 and is not expected to have a material impact on the Company’s results of operations or financial condition.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”). It also amends Accounting Principles Board Statement No. 30, “Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB 30”). SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. This statement also retains APB 30’s requirement that a company report discontinued operations separately from continuing operations. All provisions of SFAS 144 were adopted on January 1, 2002 and did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This statement supersedes Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires the recognition of a liability for costs associated with an exit or disposal activity when incurred. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The provisions of FIN 45 are not expected to have a material impact on our results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”). This statement amends SFAS No. 123 to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Company does not intend to change its current method of accounting for stock-based employee compensation unless required by the issuance of a new pronouncement. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

26  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

NOTE 2: INVENTORY

The major classes of inventory are as follows:

DECEMBER 31,	2002	2001
(DOLLARS IN THOUSANDS)
Raw materials and supplies	$1,719	$1,880
Semi-finished and finished steel products	18,588	13,593
Operating materials	2,410	2,427

Total inventory	$22,717	$17,900

NOTE 3: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

DECEMBER 31,	2002	2001
(DOLLARS IN THOUSANDS)
Land and land improvements	$822	$822
Buildings	5,987	4,701
Machinery and equipment	48,110	43,572
Construction in progress	980	2,641

	55,899	51,736
Accumulated depreciation	(13,653)	(10,534)

Property, plant and equipment, net	$42,246	$41,202

Property, plant and equipment includes a capital lease with Armco, which merged with and into AK Steel in 1999 (“Armco”), for the land and certain buildings and structures located in Bridgeville (the “Bridgeville Lease”). The Bridgeville Lease is for a ten-year term which commenced on August 15, 1994, with three five-year options to renew on the same terms at the Company’s discretion at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property.

On February 6, 2003, the Company submitted a notice to exercise its option to purchase all of the property permitted under the Bridgeville Lease for $1. The ESR building, which houses the Company’s four electro-slag remelting furnaces and ancillary equipment, is not included in the option to purchase. The Company will continue to operate the equipment in the ESR building under the existing lease due to expire on August 15, 2004. The Company has expressed an interest to purchase or extend the current lease for the ESR building to AK Steel. In the event that the lease of the ESR building is not extended and the property is not purchased, the relocation of the ESR equipment would have an adverse material effect on the financial condition of the Company.

NOTE 4: LONG-TERM DEBT AND OTHER FINANCING

Long-term debt consists of the following:

DECEMBER 31,	2002	2001
(DOLLARS IN THOUSANDS)
PNC Term Loan	$5,100	$6,500
Government debt	4,252	1,598
Capital lease obligations	121	224

	9,473	8,322
Less amounts due within one year	(1,971)	(1,832)

Total long-term debt	$7,502	$6,490

The Company maintains a credit agreement with PNC Bank for a $6,500,000 million revolving credit facility (“PNC Line”) through April 30, 2005. This credit agreement, which also includes a term loan scheduled to mature in June 2006 (“PNC Term Loan”), is collateralized by substantially all of the Company’s assets.

Interest on borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. The effective interest rate at December 31, 2002 was 2.84%. In addition, the Company pays a commitment fee of 0.5% per annum on the unused portion of the PNC Line. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank’s approval; and to restrict the payment of dividends. The Company was in compliance with all financial ratios and restrictive covenants at December 31, 2002. On February 18, 2003, the Company and PNC Bank agreed to adjust certain financial ratio covenants through December 31, 2003 as a result of the Company’s projected earnings throughout 2003.

The Company has entered into several separate loan agreements with the Commonwealth of Pennsylvania’s Department of Commerce aggregating $1,600,000 with terms ending between the years 2002 and 2016. The loans bear interest at rates ranging from 5% to 6% per annum. In 1996, the Company entered into a ten-year, 6% interest-bearing loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000.

On February 14, 2002, Dunkirk Specialty Steel, LLC (“Dunkirk Specialty Steel”) issued two ten-year, 5% interest-bearing notes payable to the New York Job Development Authority (the “JDA”) for the combined amount of $3,000,000 million (“JDA Notes”). No principal or interest payments are due under the JDA Notes during the first year. The JDA Notes were recorded net of a $143,000 debt discount, of which $125,000 was amortized in 2002 and included as interest expense.

The Company leases certain equipment and vehicles. The aggregate annual principal payments due under the Company’s long-term debt and the minimum lease payments under capitalized and operating leases are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2003	2004	2005	2006	2007	THERE- AFTER	DEDUCTIONS	TOTAL
(DOLLARS IN THOUSANDS)
Long-term debt	$1,923	$1,916	$2,014	$1,343	$365	$1,809	(18)	$9,352
Capital lease minimum payments	54	33	33	14	—	—	(13)	121
Operating lease minimum payments	53	46	12	6	—	—	—	117

The deduction for long-term debt represents the unamortized portion of the debt discount recognized on the JDA Notes at December 31, 2002. The deduction for capital lease minimum payments represents the imputed interest included within the remaining capital lease payments.

NOTE 5: INCOME TAXES

Components of the provision for income taxes are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
(DOLLARS IN THOUSANDS)
CURRENT PROVISION ( BENEFIT)
Federal	$453	$3,160	$2,461
State	(116)	139	—

	337	3,299	2,461

DEFERRED PROVISION (BENEFIT)
Federal	602	903	1,238
State	(6)	184	271

	596	1,087	1,509

Provision for income taxes	$933	$4,386	$3,970

A reconciliation of the federal statutory tax rate and the Company’s effective tax rate is as follows:

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
Federal statutory tax	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	4.5	2.7	3.3
Government grants, net of federal benefit	(7.2)	(0.4)	—
Other, net	(0.5)	0.2	0.2

Effective income tax rate	30.8%	36.5%	37.5%

28  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

Dunkirk Specialty Steel operates in a New York State Empire Zone and is qualified to benefit from investments made and employees hired at the Dunkirk, NY facility for up to fifteen years. The Company recognized tax credit benefits of $340,000 in 2002, of which $170,000 was applied against the current tax provision and the balance will be applied against future tax liabilities for income apportioned to New York State. The Company believes it will generate sufficient income in conjunction with the reversal of its temporary differences to utilize this tax credit.

Deferred taxes result from the following:

DECEMBER 31,	2002	2001
(DOLLARS IN THOUSANDS)
DEFERRED TAX ASSETS
Receivables	$130	$187
Inventory	861	600
Accrued liabilities	136	235

	1,127	1,022
Federal and state tax carry forwards	470	–

Total deferred tax assets	$1,597	$1,022

DEFERRED TAX LIABILITIES
Property, plant and equipment	$8,123	$7,146

Federal and state tax carry forwards include federal alternative minimum tax and New York Empire Zone tax credits of $377,000 with no expiration date. The remaining balance relates to net operating loss carry forwards allocated to certain states which expire within 5 to 20 years.

NOTE 6: STOCKHOLDERS’ EQUITY

	COMMON SHARES OUTSTANDING	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY SHARES	TREASURY STOCK
(DOLLARS IN THOUSANDS)
Balance at December 31, 1999	6,330,416	$6	$25,838	$19,353	257,900	$(1,544)
Common Stock issuance under Employee Stock Purchase Plan	8,712		50
Net income				5,064

Balance at December 31, 2000	6,339,128	6	25,888	24,417	257,900	(1,544)
Common Stock issuance under Employee Stock Purchase Plan	8,044		53
Purchase of Treasury Stock					12,000	(87)
Net income				7,639

Balance at December 31, 2001	6,347,172	6	25,941	32,056	269,900	(1,631)
Common Stock issuance under Employee Stock Purchase Plan	7,366		44
Exercise of Stock Options	200,000	1	1,875
Tax benefit from exercise of Stock Options			417
Net income				2,092

Balance at December 31, 2002	6,554,538	$7	$28,277	$34,148	269,900	$(1,631)

On October 19, 1998, the Company’s Board of Directors authorized a stock repurchase program. Under the program, the Company may repurchase up to 315,000 shares, or approximately 5%, of the Company’s Common Stock in open market transactions at market prices. At December 31, 2002, the Company is authorized to repurchase 45,100 additional shares of the Company’s Common Stock.

The Company has 1,980,000 authorized shares of Preferred Stock. At December 31, 2002 and 2001, there were no shares issued or outstanding.

NOTE 7: BASIC AND DILUTED EARNINGS PER SHARE

The computation of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 is performed as follows:

	INCOME	2002 SHARES	INCOME	2001 SHARES	INCOME	2000 SHARES
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Income available to common Stockholders	$2,092	6,203,800	$7,639	6,080,045	$5,064	6,074,701
Effect of dilutive securities		32,048		17,379		5,057

Income available to common Stockholders plus assumed conversion	$2,092	6,235,848	$7,639	6,097,424	$5,064	6,079,758

BASIC EARNING PER COMMON SHARE
Income before cumulative effect of accounting change	$0.34		$1.26		$1.09
Net income	$0.34		$1.26		$0.83
DILUTED EARNINGS PER COMMON SHARE

Income before cumulative effect of accounting change	$0.34		$1.25		$1.09
Net income	$0.34		$1.25		$0.83

NOTE 8: INCENTIVE COMPENSATION PLANS

At December 31, 2002, the Company has three incentive compensation plans that are described below:

STOCK INCENTIVE PLAN

The Company maintains the Stock Incentive Plan that has been adopted and amended from time to time by the Company’s Board of Directors, and approved by its stockholders. The Stock Incentive Plan permits the issuance of stock options to non-employee directors, other than those directors owning more than 5% of the Company’s outstanding Common Stock, officers and other key employees of the Company who are expected to contribute to the Company’s future growth and success. The Company may grant options up to a maximum of 950,000 shares of Common Stock. Options granted to non-employee directors vest over a three-year period, and options granted to employees vest over a four-year period. All options under the Stock Incentive Plan will expire no later than ten years after the grant date.

A summary of the Stock Incentive Plan activity as of and for the years ended December 31, 2002, 2001 and 2000 is presented below:

	SHARES	2002 WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	2001 WEIGHTED- AVERAGE EXERCISE PRICE	SHARES	2000 WEIGHTED- AVERAGE EXERCISE PRICE
FIXED OPTIONS
Outstanding at beginning of year	617,500	$9.36	522,500	$9.58	482,500	$9.79
Granted	25,000	10.31	100,000	8.22	40,000	7.13
Exercised	(200,000)	9.40	—	—	—	—
Forfeited	(14,501)	9.86	(5,000)	9.88	—	—

Outstanding at end of year	427,999	$9.38	617,500	$9.36	522,500	$9.58

Options exercisable at year-end	331,996		472,746		414,287
Weighted-average fair value of options granted during the year		$5.09		$4.07		$3.63

30  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

The following table summarizes information about stock options outstanding at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED- AVERAGE EXERCISE PRICE
$ 6.06 to $ 7.30	129,666	8.2	$6.88	61,164	$6.71
$ 8.00 to $ 9.94	175,033	4.9	$9.66	155,032	$9.63
$10.25 to $ 15.60	123,300	4.1	$11.66	115,800	$11.40
Outstanding at end of year	427,999	5.7	$9.38	331,996	$9.71

EMPLOYEE STOCK PURCHASE PLAN

Under the 1996 Employee Stock Purchase Plan (the “Stock Purchase Plan”), the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase shares of the Company’s Common Stock. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. At December 31, 2002, the Company has issued 52,905 shares of Common Stock since the plan’s inception.

CASH-INCENTIVE PLANS

The Company has a management cash-incentive plan covering certain key executives and employees and profit-sharing plans that cover the remaining employees. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 2002, 2001 and 2000, the Company expensed $511,000, $1,949,000, and $1,328,000, respectively, under these plans.

NOTE 9: RETIREMENT PLANS

The Company has defined contribution retirement plans that cover substantially all employees. The Company accrues its contribution to the hourly employee plan based on time worked while contributions to the salaried plan are accrued as a fixed amount per month. Company contributions to both plans are funded periodically. The total expense for the years ended December 31, 2002, 2001 and 2000 was $418,000, $413,000 and $320,000, respectively. $74,000 of the total expense for the year ended December 31, 2002 related to the Dunkirk Specialty Steel employees.

Effective January 6, 2003, the Company will participate in the Steelworkers Pension Trust (“Trust”), a multi-employer defined benefit pension plan, that will be open to all hourly and salaried employees associated with the Bridgeville facility. The Company will make periodic contributions based on hours worked at a fixed rate for each hourly employee. The hourly employees may continue their contributions to the defined contribution retirement plan even though the Company contributions will cease. The Company will also make a fixed monthly contribution on behalf of each salaried employee to the Trust in addition to a contribution to the defined contribution retirement plan. The amount of the Company’s contribution will be dependent upon each salaried employee’s contribution to the defined contribution retirement plan.

No other post-retirement benefit plans exist.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. The Company is not aware of any environmental condition that currently exists at any of its facilities that would cause a material adverse effect on the financial condition of the Company.

In connection with the 1994 acquisition of the Bridgeville facility assets, Armco agreed to retain responsibility for liabilities asserted against it under environmental laws with respect to environmental conditions existing at the Bridgeville facility prior to August 15, 1994, and to indemnify the Company up to $6,000,000. This indemnification, due to expire on August 15, 2004, will terminate if the Company purchases the Bridgeville property prior to the expiration date.

In connection with the Company’s June 2, 1995 agreement with Armco to purchase certain assets and a parcel of real property located at Titusville, Armco agreed to indemnify the Company up to $3,000,000 in the aggregate for liabilities under environmental laws arising out of conditions on or under the Titusville property existing prior to June 2, 1995. Armco also agreed to indemnify the Company for any liabilities arising out of environmental conditions existing off-site as of June 2, 1995 and is not subject to the $3,000,000 limitation.

The Company has filed no claims against Armco since the inception of the acquisition agreements. In addition, management is not aware of any financial difficulties being experienced by AK Steel, as successor to Armco, that would prevent its performance under the acquisition agreements.

In connection with the acquisition of the Dunkirk facility, Dunkirk Specialty Steel entered into an order with the New York State Department of Environmental Conservation (“NY DEC”) that precludes NY DEC from bringing any action against the Company. In addition, the order releases the Company from any and all claims and liabilities arising from, or related to, the existing environmental conditions at the Dunkirk facility. There can be no assurance that any other party will not assert any claims with respect to environmental conditions at the Dunkirk facility, or that the Company will have the financial resources to discharge any liabilities if legally compelled to do so.

On June 29, 2001, suit was filed against the Company in the Court of Common Pleas of Allegheny County, Pennsylvania by Teledyne Technologies, Incorporated (“Teledyne”). The suit alleges that steel product manufactured by the Company was defective and the Company was or should have been aware of the defects. Teledyne has alleged that the defective steel supplied by the Company caused certain crankshafts sold by Teledyne to be defective. As a result, Teledyne is claiming damages relating to the recall, replacement and repair of aircraft engines.

Teledyne was recently unsuccessful in its pursuit of a similar claim brought against another specialty steel producer who supplied the same steel product. After in-depth investigation it is the Company’s position that the suit is without merit and it intends to vigorously defend that position. Additionally, the Company believes that insurance coverage will be available for this claim. At this time, the Company is engaged in discovery and believes that the final disposition of this suit will not have a material adverse effect on the financial condition or results of operation for the Company.

The Company maintains a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation (“Talley Metals”). While the initial term of the agreement expired December 31, 2002, the agreement continues to automatically renew with the placement of new orders each month and requires a ninety-day notice to terminate. In addition, Talley Metals is required under the agreement to purchase a minimum of 1,000 tons of stainless reroll billet products each calendar month and average at least 1,250 per month during the last twelve-month period. The value of the contract on a monthly basis will depend on product mix and key raw material prices. During 2002, Talley Metals did not comply with the monthly minimum purchase requirement due to market conditions. The Company granted a waiver from this requirement until market conditions improve, which the Company believes will coincide with a market price increase for stainless steel bar, rod and wire products.

NOTE 11: SEGMENT AND RELATED INFORMATION

The Company is comprised of three operating locations and one corporate headquarters. For segment reporting, the Bridgeville and Titusville facilities have been aggregated into one reportable segment, Universal Stainless & Alloy Products, because of the management reporting structure in place. The Universal Stainless & Alloy Products manufacturing process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty steels. A second reportable segment, Dunkirk Specialty Steel, was created in 2002 with the acquisition of certain assets and real property formerly owned by Empire Specialty Steel, Inc. Dunkirk Specialty Steel’s manufacturing process involves hot rolling and finishing specialty steel bar, rod and wire products.

The accounting policies of both reportable segments are the same as those described in the Summary of Significant Accounting Policies. Sales between the segments are generally made at market-related prices. Corporate assets are primarily cash and cash equivalents, prepaid expenses, deferred income taxes and property, plant and equipment.

DECEMBER 31,	2002	2001
(DOLLARS IN THOUSANDS)
ASSETS
Universal Stainless & Alloy Products	$65,413	$72,599
Dunkirk Specialty Steel	12,337	—
Corporate	6,294	6,847

	$84,044	$79,446

32  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000(a)
(DOLLARS IN THOUSANDS)
NET SALES
Universal Stainless & Alloy Products	$70,120	$90,658	$88,347
Dunkirk Specialty Steel	10,483	—	—
Intersegment	(9,726)	—	—

	$70,877	$90,658	$88,347

OPERATING INCOME (LOSS)
Universal Stainless & Alloy Products	$5,013	$12,544	$11,488
Dunkirk Specialty Steel	(1,990)	—	—

	$3,023	$12,544	$11,488

INTEREST EXPENSE AND OTHER FINANCING COSTS(b)
Universal Stainless & Alloy Products	$330	$576	$905
Dunkirk Specialty Steel	125	—	—

	$455	$576	$905

OTHER INCOME (EXPENSE), NET
Universal Stainless & Alloy Products	$119	$57	$(3)
Dunkirk Specialty Steel	338	—	—

	$457	$57	$(3)

DEPRECIATION AND AMORTIZATION
Universal Stainless & Alloy Products	$3,049	$2,764	$2,448
Dunkirk Specialty Steel	81	—	—

	$3,130	$2,764	$2,448

CAPITAL EXPENDITURES
Universal Stainless & Alloy Products	$2,104	$5,253	$4,401
Dunkirk Specialty Steel	1,928	—	—
Corporate	162	—	197

	$4,194	$5,253	$4,598

(a)	Includes $12,462,000 of net sales and $9,988,000 of costs of sales associated with revenues recognized in 1999 but deferred until 2000 as a result of implementing Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.” The 2000 results of operations also include the impact of changing the Company’s Standard Terms and Conditions to more closely reflect the substance of its sales transactions.

(b)	Includes amortization of deferred financing costs and debt discount of $141,000, $18,000 and $18,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table presents net sales by product line:

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
(DOLLARS IN THOUSANDS)
Stainless steel	$56,813	$76,908	$62,346
Tool steel	6,643	4,503	6,960
High-temperature alloy steel	3,474	2,471	1,754
High-strength low alloy steel	2,213	3,379	2,161
Conversion services	1,495	3,054	2,309
Miscellaneous	239	343	355

Net sales on shipments	70,877	90,658	75,885
Effect of accounting change	—	—	12,462

Total net sales	$70,877	$90,658	$88,347

Net sales on shipments to the Company’s largest customer and its affiliates, which were generated primarily from the Bridgeville operations, approximated 35%, 32% and 39% of total 2002, 2001 and 2000 sales, respectively. The accounts receivable balances from this customer comprised approximately 25% and 21% of total accounts receivable at December 31, 2002 and 2001, respectively.

The Company derives less than 10% of its revenues from markets outside of the United States and the Company has no assets located outside the United States.

NOTE 12: ACQUISITION

On February 8, 2002, Dunkirk Specialty Steel entered into a Personal Property Asset Purchase Agreement and a Real Property Purchase Agreement (the “Purchase Agreements”) with the JDA to acquire certain assets and real property formerly owned by Empire Specialty Steel, Inc., at its idled production facility located in Dunkirk, New York. These transactions were completed on February 14, 2002 and the plant became operational on March 14, 2002. Pursuant to the Purchase Agreements, Dunkirk Specialty Steel paid $1,283,000 in cash and issued the JDA Notes. The purchase price, including related acquisition costs and adjustments for the discounted value of the JDA Notes, was $4,140,000. $3,958,000 was allocated to inventory and $182,000 was allocated to assets held for sale.

Through December 31, 2002, the Company has sold certain assets for $18,000 and has invested $33,000 to prepare certain assets for sale. While the specific identification of assets to be sold continues, management intends to sell an office building located on the property. Based on available information, management believes the market value of the office building supports the recorded asset value. Future costs will be expensed as incurred in accordance with SFAS 146.

The assets purchased by Dunkirk Specialty Steel were previously owned and operated by AL Tech Specialty Steel, Inc. and Empire Specialty Steel, Inc. During their ownership, both organizations participated in several anti-dumping lawsuits with other domestic specialty steel producers. The Continued Dumping and Subsidy Act of 2000 (“CDSOA”) provides for payment of import duties collected by the U. S. Treasury to domestic companies injured by unfair foreign trade practices. In accordance with CDSOA, the Company filed claims to receive their appropriate share of the import duties collected during the past fiscal year. In 2002, the Company received $310,000, net of expenses, which is included in other income.

NOTE 13: QUARTERLY FINANCIAL DATA (UNAUDITED)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
2002 DATA
Net sales	$17,596	$21,422	$15,919	$15,940
Gross profit	3,351	2,848	1,739	968
Operating income (loss)	1,978	1,311	198	(464)
Net income (loss)	1,206	777	191	(82)
Earnings (loss) per common share:
Basic	$0.20	$0.13	$0.03	$(0.01)
Diluted	$0.20	$0.12	$0.03	$(0.01)

2001 DATA
Net sales	$21,259	$24,233	$23,344	$21,822
Gross profit	4,138	5,026	5,152	4,427
Operating income	2,580	3,210	3,851	2,903
Net income	1,512	1,908	2,330	1,889
Earnings per common share:
Basic	$0.25	$0.31	$0.38	$0.31
Diluted	$0.25	$0.31	$0.38	$0.31

34  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report

PRICE RANGE OF COMMON STOCK

The Common Stock is listed on the Nasdaq National Market under the symbol “USAP.” There were 155 stockholders of record as of February 18, 2003. The following table sets forth the range of high and low sale prices per share of Common Stock, for the periods indicated below:

	HIGH	LOW
YEAR 2002
First quarter	$11.59	$8.30
Second quarter	$16.40	$10.36
Third quarter	$11.75	$5.26
Fourth quarter	$7.65	$4.86

YEAR 2001
First quarter	$8.06	$7.00
Second quarter	$10.40	$7.19
Third quarter	$10.73	$6.84
Fourth quarter	$8.49	$6.85

The Company has never paid a cash dividend on its Common Stock and currently has no plans to pay dividends in the foreseeable future. The PNC Credit Agreement contains restrictions on the Company’s ability to pay dividends on Common Stock.

FORWARD-LOOKING INFORMATION SAFE HARBOR

This Annual Report contains historical information and forward-looking statements. Statements looking forward in time, including statements regarding future growth, cost savings, expanded production capacity, broader product lines, greater capacity to meet customer quality reliability, price and delivery needs, enhanced competitive posture, effect of new accounting pronouncements and no material financial impact from litigation or contingencies are included in this Annual Report pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. In the context of the forward-looking information provided in this Annual Report, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this Annual Report and the Company’s filings with the Securities and Exchange Commission during the past 12 months.

FIVE-YEAR SUMMARY

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000(a)	1999	1998
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS
Net sales	$70,877	$90,658	$88,347	$66,663	$72,595
Operating income	3,023	12,544	11,488	3,731	7,566
Income before cumulative effect of accounting change	2,092	7,639	6,610	2,103	5,004
Cumulative effect of accounting change, net of tax	—	—	(1,546)	—	—
Net income	2,092	7,639	5,064	2,103	5,004

PRO FORMA SUMMARY OF OPERATIONS(b)
Net sales	$70,877	$90,658	$88,347	$66,330	$78,170
Operating income	3,023	12,544	11,488	3,373	8,437
Net income	2,092	7,639	6,610	1,854	5,558

FINANCIAL POSITION AT YEAR-END
Working capital	$33,538	$28,655	$23,558	$20,800	$21,829
Total assets	84,044	79,446	73,747	68,179	64,450
Total debt	9,473	8,322	10,007	11,841	12,958
Stockholders’ equity	60,801	56,372	48,767	43,653	42,565

COMMON SHARE DATA
Basic earnings per share:
As reported	$0.34	$1.26	$0.83	$0.34	$0.79
Pro forma under SAB 101(b)	0.34	1.26	1.09	0.30	0.88
Diluted earnings per share:
As reported	0.34	1.25	0.83	0.34	0.79
Pro forma under SAB 101(b)	0.34	1.25	1.09	0.30	0.87
Stockholders’ equity	9.67	9.28	8.03	7.19	6.82

OTHER DATA
Cash flow from operations	$3,824	$11,905	$6,285	$4,967	$9,007
Cash flow from investments	(5,477)	(5,253)	(4,598)	(3,366)	(12,146)
Cash flow from financing activities	(493)	(2,307)	(1,446)	(2,170)	4,399
EBITDA(c)	6,610	15,365	11,459	5,844	8,960
Capital expenditures	4,194	5,253	4,598	3,366	12,146
Depreciation and amortization	3,271	2,782	2,466	2,101	1,516
Return of stockholders’ equity	3.7%	13.6%	10.4%	4.8%	11.8%
Debt to total capitalization	13.5	12.9	17.0	21.3	23.3
Employees	393	304	280	277	280
Customers	372	288	250	235	200

AVERAGE SHARES OUTSTANDING
(IN THOUSANDS)
Basic	6,204	6,080	6,075	6,111	6,305
Diluted	6,236	6,097	6,080	6,111	6,355

(a)	Includes $12,462,000 of net sales and $9,988,000 of cost of sales associated with revenues recognized in 1999 but deferred until 2000 as a result of implementing Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). The 2000 results of operations also include the impact of changing the Company’s Standard Terms and Conditions to more closely reflect the substance of its sales transactions.

(b)	Includes the effect of implementing SAB 101 as required under generally accepted accounting principles in 2000.

(c)	Represents earnings before interest expense, income taxes and depreciation and amortization. This is not a generally accepted accounting principle measure and is presented to disclose the liquidity of the Company.

36  Universal Stainless & Alloy Products, Inc. - 2002 Annual Report