Form 10-K, Exhibit 13
period 2003-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 2004-03-04
CIK 931584

2003 FINANCIAL REVIEW

8	Management’s Discussion and Analysis of Financial Condition and Results of Operations

17	Report of Management

17	Report of Independent Accountants

18	Consolidated Statement of Operations

19	Consolidated Balance Sheets

20	Consolidated Statement of Cash Flows

21	Notes to the Consolidated Financial Statements

32	Five-year Summary

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

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

An analysis of the Company’s operations is as follows:

	2003		2002		2001
For the years ended December 31,	Amount	%	Amount	%	Amount	%
(dollars in thousands)
Net Sales
Stainless steel	$52,546	76.2%	$56,813	80.1%	$76,908	84.8%
Tool steel	9,673	14.0	6,643	9.4	4,503	5.0
High-strength low alloy steel	2,869	4.1	2,213	3.1	3,379	3.7
High-temperature alloy steel	2,482	3.6	3,474	4.9	2,471	2.7
Conversion services	1,079	1.6	1,495	2.1	3,054	3.4
Other	340	0.5	239	0.4	343	0.4

Total net sales	68,989	100.0	70,877	100.0	90,658	100.0
Total cost of products sold	65,534	95.0	61,971	87.4	71,915	79.4
Selling and administrative expenses	5,837	8.5	5,883	8.3	6,199	6.8

Operating income (loss)	$(2,382)	(3.5)%	$3,023	4.3%	$12,544	13.8%

Net sales by market segment are as follows:

	2003		2002		2001
For the years ended December 31,	Amount	%	Amount	%	Amount	%
(dollars in thousands)
Service centers	$29,150	42.3%	$23,478	33.1%	$19,178	21.2%
Rerollers	20,240	29.3	26,791	37.8	31,936	35.2
Forgers	9,773	14.2	8,370	11.8	18,484	20.4
Original equipment manufacturers	5,124	7.4	8,578	12.1	17,714	19.5
Wire redrawers	3,328	4.8	1,926	2.7	—	—
Conversion services	1,079	1.6	1,495	2.1	3,054	3.4
Miscellaneous	295	0.4	239	0.4	292	0.3

Net sales	$68,989	100.0%	$70,877	100.0%	$90,658	100.0%

Tons shipped	35,100		38,400		46,800

2003 Results as Compared to 2002 The decrease in net sales in 2003 reflects reduced demand for commodity reroller and power generation products, which was partially offset by increased demand for petrochemical, tool steel and aerospace products. During the first half of 2002, demand for commodity reroller products had increased as a result of the Section 201 tariffs imposed by President Bush in March 2002 on imported specialty steel products. This trend did not continue beyond that period. The decline in demand for power generation products continued in 2003 primarily due to production cutbacks of power generation equipment initiated in 2002. Increased demand for aerospace and petrochemical products is primarily due to the increased product capabilities resulting from the acquisition of Dunkirk Specialty Steel in 2002. The increase in tool steel demand is primarily attributable to the Company increasing its market share from a new customer obtained in 2002.

Cost of products sold, as a percent of net sales, increased in 2003 as compared to 2002. This increase is primarily due to higher raw material, labor and energy costs, as well as shifts in product mix and lower production volumes during the first six months of 2003. In addition, Dunkirk Specialty Steel has not generated sufficient production volumes to operate profitably.

Selling and administrative expenses remained relatively constant between 2002 and 2003. Increased business insurance costs in 2003 were more than offset by a $267,000 one-time charge for production process, security and maintenance modifications enacted while the Bridgeville facility operated under a day-to-day extension of its collective bargaining agreement from August 31, 2002 to December 7, 2002.

Interest expense and other financing costs decreased from $455,000 in 2002 to $383,000 in 2003. The decrease was primarily due to the Company continuing to fund the scheduled payments on existing debt without incurring additional debt.

Other income (expense), net decreased from $457,000 in 2002 to $128,000 in 2003. The decrease was primarily due to the receipt of $310,000, net of expenses, under the Continued Dumping and Subsidy Act of 2000 (“CDSOA”) in 2002. In 2003, the Company received notice that it was awarded $604,000, of which $10,000 was received. The remaining payment has been delayed pending the outcome of a hearing before the U.S. Court of Appeals for the Federal Circuit in a lawsuit challenging the distribution method of the import duties. The Company will not record the uncollected portion of the award as income unless the funds are collected.

The 2003 effective income tax rate was 46.3% compared to 30.8% in 2002. The increase in the effective income tax rate is primarily attributable to the impact of recognizing a loss in 2003 against the tax credit benefits generated by the Company from operating Dunkirk Specialty Steel within a New York State Empire Zone. The Company recognized $185,000 of these income tax credits in 2003 in comparison to $340,000 in 2002.

2002 Results as Compared to 2001 The decrease in net sales in 2002 reflects reduced demand from two important end markets, aerospace and power generation. Net sales to those markets in 2002 decreased 36% and 53%, respectively, from 2001. These declines are primarily due to production cutbacks of power generation equipment and commercial aircraft. Sales of bar, rod and wire products from Dunkirk Specialty Steel, and increased sales of tool steel and commodity reroller products have partially offset the lower sales to the power generation and aerospace markets. During the first half of 2002, management believed the increase in demand for tool steel products represented the beginning of an economic recovery. In addition, the increase in demand for commodity reroller products reflected the impact of the Section 201 tariffs imposed by President Bush in March 2002 on imported specialty steel products. These trends did not continue during the second half of the year.

Cost of products sold, as a percent of net sales, increased in 2002 as compared to 2001. This increase is primarily due to the shift in product mix, lower production volumes at the Bridgeville and Titusville facilities, and the start-up costs incurred relating to Dunkirk Specialty Steel.

Selling and administrative expenses decreased by $316,000 in 2002 as compared to 2001. The Bridgeville facility operated under a day-to-day extension of its collective bargaining agreement from August 31, 2002 to December 7, 2002. While the facility operated under the extension, management modified certain aspects of the facility’s normal operations relating to production processes, security and maintenance to accommodate the situation. These modifications resulted in a $267,000 increase in selling and administrative expenses. This event and the inclusion of direct expenses of $740,000 associated with Dunkirk Specialty Steel were more than offset by a $283,000 decrease in bad debt expense and the absence of several significant charges in 2001. The 2001 charges included a $200,000 charge to demolish certain vacant buildings within the Bridgeville facility, a $190,000 obligation to a former Vice President of Operations and a $115,000 charge for the services of an investment banking firm.

Interest expense and other financing costs decreased from $576,000 in 2001 to $455,000 in 2002. The decrease was primarily due to a reduction in borrowings under the revolving line of credit with PNC Bank and lower interest rates between the two periods. This decrease was partially offset by the amortization of the discount recognized on the debt issued in conjunction with the acquisition of the Empire Specialty Steel assets by Dunkirk Specialty Steel.

Other income (expense), net increased from $57,000 in 2001 to $457,000 in 2002. The increase was primarily due to an increase in cash available for investing during the respective periods and the receipt of $310,000, net of expenses, under the CDSOA.

The 2002 effective income tax rate was 30.8% compared to 36.5% in 2001. The decrease in the effective income tax rate is primarily attributable to tax credit benefits and the impact of permanent tax differences applied against lower levels of income in 2002. Dunkirk Specialty Steel operates within a New York State Empire Zone that allowed the Company to recognize $340,000 of income tax credits in 2002.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

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

Universal Stainless & Alloy Products Segment An analysis of the segment’s operations is as follows:

For the years ended December 31,	2003		2002		2001
(dollars in thousands)	Amount	%	Amount	%	Amount	%
Net Sales
Stainless steel	$35,946	60.3%	$48,193	68.7%	$76,908	84.8%
Tool steel	9,097	15.3	6,568	9.4	4,503	5.0
High-temperature alloy steel	1,965	3.3	3,237	4.6	3,379	3.7
High-strength low alloy steel	1,672	2.8	1,922	2.8	2,471	2.7
Conversion services	926	1.6	1,400	2.0	3,054	3.4
Other	302	0.5	220	0.3	343	0.4

	49,908	83.8	61,540	87.8	90,658	100.0
Intersegment	9,677	16.2	8,580	12.2	—	—

Total net sales	59,585	100.0	70,120	100.0	90,658	100.0
Material cost of sales	28,969	48.6	30,084	42.9	25,990	28.7
Operation cost of sales	26,947	45.2	30,466	43.4	45,925	50.7
Selling and administrative expenses	3,918	6.6	4,557	6.5	6,199	6.8

Operating income (loss)	$(249)	(0.4)%	$5,013	7.2%	$12,544	13.8%

Net sales for the year ended December 31, 2003 decreased $10.5 million, or 15%, in comparison to the year ended December 31, 2002 primarily due to a 47% and 32% decline in revenues associated with commodity reroll and power generation products, respectively. These declines were partially offset by a 39% increase in tool steel product revenues. Operating income (loss) for the year ended December 31, 2003 decreased $5.3 million primarily due to higher raw material, labor and energy costs, partially offset by an improved product mix.

Net sales for the year ended December 31, 2002 decreased $20.5 million, or 23%, in comparison to the year ended December 31, 2001 primarily due to a 57% and 43% decline in revenues associated with power generation and aerospace products, respectively. These declines were partially offset by a 62% and 46% increase in commodity reroll and tool steel product revenues, respectively. Operating income for the year ended December 31, 2002 decreased $7.5 million primarily due to lower production volumes and an unfavorable shift in product mix.

Dunkirk Specialty Steel Segment An analysis of the segment’s operations is as follows:

For the years ended December 31,	2003		2002
(dollars in thousands)	Amount	%	Amount	%

Net Sales
Stainless steel	$16,600	83.5%	$8,620	82.2%
High-strength low alloy steel	1,197	6.0	291	2.8
Tool steel	576	2.9	75	0.7
High-temperature alloy steel	517	2.6	237	2.3
Conversion services	153	0.8	95	0.9
Other	38	0.2	19	0.2

	19,081	96.0	9,337	89.1
Intersegment	794	4.0	1,146	10.9

Total net sales	19,875	100.0	10,483	100.0
Material cost of sales	11,080	55.7	5,945	56.7
Operation cost of sales	9,009	45.3	5,202	49.6
Selling and administrative expenses	1,919	9.7	1,326	12.7

Operating income (loss)	$(2,133)	(10.7)%	$(1,990)	(19.0)%

Net sales for the year ended December 31, 2003 increased $9.4 million, or 90%, in comparison to the year ended December 31, 2002 primarily due to more than 100% increases in revenue associated with aerospace and petrochemical products. The operating loss for the year ended December 31, 2003 increased $143,000 primarily due to a $947,000 increase in fixed manufacturing costs and selling and administrative costs partially offset by higher direct margins attributable to cost reduction initiatives implemented in the manufacturing process.

Net sales for the year ended December 31, 2002 primarily reflect sales of commodity, aerospace and petrochemical products to service centers, OEMs and wire redrawers. The operating loss primarily relates to the start-up costs incurred since February 14, 2002 and production volumes below the level necessary to sufficiently absorb the period costs incurred.

Liquidity and Capital Resources

The Company generated cash flow from operations of $3.8 million in each year ended December 31, 2003 and 2002. Cash received from sales of $68.4 million and $72.2 million for the years ended December 31, 2003 and 2002, respectively, represent the primary source of cash from operations. An analysis of the primary uses of cash is as follows:

For the years ended December 31,	2003		2002
(dollars in thousands)	Amount	%	Amount	%
Raw material purchases	$22,628	35.0%	$23,548	34.5%
Employment costs	19,518	30.2	19,383	28.3
Utilities	9,689	15.0	7,960	11.6
Other	12,828	19.8	17,498	25.6

Total uses of cash	$64,663	100.0%	$68,389	100.0%

Raw material purchases decreased in 2003 in comparison to 2002 primarily due to lower quantities of product purchased partially offset by higher transaction prices. Increased employment and utility costs are primarily due to higher costs and the impact of Dunkirk Specialty Steel operating for the full year of 2003, partially offset by lower production volumes at the Company’s Bridgeville and Titusville facilities. The reduction in other uses of cash is primarily attributable to receiving $1.5 million of federal and state income tax refunds in 2003 as compared to paying $1.3 million for federal and state income taxes in 2002, as well as lower production volumes.

At December 31, 2003, working capital approximated $33.4 million, as compared to $33.5 million at December 31, 2002. Reductions in inventory during 2003 were partially offset by increased raw material costs incurred during the year. The cost of raw materials contained within work-in-process inventory is approximately $2.1 million higher at December 31, 2003, as compared to December 31, 2002, as a result of increased raw material transaction prices. The Company continuously monitors market price fluctuations of its key raw materials. The following table reflects the average market value per pound for selected months during the last twelve-month period.

	December 2002	March 2003	June 2003	September 2003	December 2003
Nickel	$3.26	$3.80	$4.03	$4.52	$6.43
Chrome	$0.33	$0.40	$0.45	$0.47	$0.54
Molybdenum	$3.51	$4.68	$5.63	$6.14	$7.10
Carbon Scrap	$0.06	$0.07	$0.06	$0.08	$0.09

Increased demand from foreign (primarily China) and domestic sources caused raw material market values to rise significantly between June 2003 and December 2003. The market values for these raw materials, most notably carbon scrap, have continued to increase in 2004. In response, the Company announced sales price increases of 3% effective January 2, 2004 and an additional 4% effective February 4, 2004. In addition, the Company began to calculate its nickel surcharge using an $0.18 per pound premium over the London Metal Exchange prices on February 4, 2004. In response to the unprecedented market value increase in carbon scrap of approximately 40% since December 2003, the Company changed its raw material surcharge formula to include an iron surcharge component on February 16, 2004. There can be no assurance that these sales price increases will completely offset its rising costs or that adequate supplies of raw materials will continue to be available to meet market demand.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

Capital Expenditures and Investments The Company’s capital expenditures, excluding the costs of the Dunkirk Specialty Steel acquisition in 2002, were approximately $1.2 million and $4.2 million in 2003 and 2002, respectively. The reduction in capital expenditures in 2003 is primarily due to the market conditions experienced during the first half of 2003. In addition, the 2003 capital expenditures were partially offset by the Company entering into a $200,000 Deferred Loan Agreement maturing on December 31, 2006 with the Dunkirk Local Development Corporation. No principal or interest payments will be required under the Deferred Loan Agreement provided that the Company hires 30 new employees and more than 50% of those jobs are made available to certain Dunkirk City residents. The Company believes that it will meet the conditions of the Deferred Loan Agreement, although it can make no assurances to that effect. Therefore, the proceeds have been applied to reduce the acquisition cost of new equipment at the Company’s Dunkirk facility.

Capital expenditures are expected to approximate $4.0 million in 2004, based on current market conditions, and will be used primarily to upgrade or replace various pieces of equipment at the Bridgeville, Titusville and Dunkirk facilities. Commitments of additional capital expenditures may occur if market conditions continue to improve.

Capital Resources Including Off-Balance Sheet Arrangements The Company does not maintain off-balance sheet arrangements nor does it participate in non-exchange traded contracts requiring fair value accounting treatment or material related party transaction arrangements.

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

In 2003, the Company executed the Seventh Amendment to the Second Amended and Restated Credit Agreement with PNC Bank. The amendment replaced certain financial covenants with an asset-based funding formula that will permit the Company full access to the PNC Line. As of December 31, 2003, the Company was in compliance with all financial ratios and restrictive covenants in effect. The Company believes it will maintain compliance with the financial covenants in effect throughout 2004.

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

On February 14, 2002, Dunkirk Specialty Steel issued two ten-year, 5% interest-bearing notes payable to the JDA (the “JDA Notes”) for the combined amount of $3.0 million. No principal or interest payments were due under the notes during the first year. The notes were recorded net of a $143,000 debt discount, of which $125,000 was amortized in 2002 and included as interest expense. The balance was amortized and included as interest expense in 2003.

Stock-Based Financing Activity The Company issued 9,768 and 207,366 shares of its Common Stock for the years ended December 31, 2003 and 2002, respectively, through its two stock-based compensation plans. In 2002, certain members of the Company’s Board of Directors exercised 200,000 stock options issued under the Stock Incentive Plan for $1.9 million plus related tax benefits of $417,000. The remaining shares were issued to employees participating in the Employee Stock Purchase Plan.

On October 19, 1998, the Company initiated a stock repurchase program to repurchase up to 315,000 shares of its outstanding Common Stock in open market transactions at market prices. The Company repurchased no shares of Common Stock during 2003 and 2002. The Company is authorized to repurchase 45,100 additional shares of Common Stock under this program as of December 31, 2003.

Short- and Long-Term Liquidity The Company expects to meet substantially all of its short-term liquidity requirements resulting from operations and current capital investment plans with internally generated funds and borrowings under the PNC Credit Agreement. At December 31, 2003, the Company had $4.7 million in cash and $6.5 million available under the PNC Line. In addition, the ratio of current assets to current liabilities at December 31, 2003 was 4.2:1 and the debt to total capitalization ratio was 11.3%.

The Company’s long-term liquidity depends upon its ability to obtain additional orders from its customers, attract new customers and control costs during periods of low demand or pricing. At this time, management intends to continue monitoring its discretionary spending closely until the Company returns to profitable operations.

Contractual Obligations At December 31, 2003, the Company had the following contractual obligations:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(dollars in thousands)
Long-term debt	$8,476	$2,219	$3,717	$936	$1,604
Capital lease obligations	80	33	47	—	—
Operating lease obligations	206	67	86	53	—
Purchase obligations	1,931	1,931	—	—	—

Total contractual obligations	$10,693	$4,250	$3,850	$989	$1,604

Long-term debt includes the PNC Term Loan. The Company has fixed the rate of interest at 3.77% through December 12, 2004. The table assumes the Company will maintain that interest rate until maturity. Purchase obligations include the value of all open purchase orders with established quantities and purchase prices as well as minimum purchase commitments under various utility contracts. One utility contract expires in August 2004. The table assumes the minimum monthly payment under this contract is $60,000.

Market Risk The Company does not use derivative financial instruments to reduce its financial risk. The Company’s customers and suppliers absorb fluctuations in foreign currency exchange rates. In addition, the Company does not maintain long-term, fixed cost supply agreements for its major raw material and natural gas requirements. Prices for the Company’s raw materials and natural gas requirements are subject to frequent market fluctuations, and profit margins may decline in the event market values increase. Selling price increases and surcharges are implemented to offset raw material and natural gas market price increases.

The Company is exposed to market risk from changes in interest rates related to its long-term debt. At December 31, 2003, $3.8 million of the Company’s total long-term debt and capital lease obligations has fixed interest rates. The remaining $3.7 million represents the PNC Term Loan outstanding balance that bears a variable interest rate.

Supply Contract The Company maintains a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation (“Talley Metals”). While the initial term of the agreement expired December 31, 2002, the agreement continues to automatically renew with the placement of new orders each month and requires a 90-day written notice to terminate by either party. In addition, Talley Metals is required under the agreement to purchase a minimum of 1,000 tons of stainless reroll billet products each calendar month and average at least 1,250 tons per month during the last twelve-month period. The value of the contract on a monthly basis will depend on product mix and key raw material prices. During 2002 and 2003, Talley Metals did not comply with the monthly minimum purchase requirement due to market conditions. The Company has entered into negotiations with Talley Metals to modify the terms of the agreement. The Company has granted a waiver and expects to continue granting a waiver from this requirement until the terms of the contract are renegotiated.

Import Protections On October 22, 2001, the U.S. International Trade Commission determined that imports of certain stainless steel and alloy tool steel products were seriously injuring the domestic specialty steel industry. On March 5, 2002, President Bush imposed tariffs on certain imported stainless steel rod, bar and wire products ranging from 6% to 15% over the next three years under Section 201 of the 1974 Trade Act. During the 2002 second quarter, the Company experienced a significant increase in demand for commodity reroller products. This trend did not continue beyond the 2002 second quarter. President Bush ended the imposed tariffs on December 4, 2003.

The assets purchased by Dunkirk Specialty Steel were previously owned and operated by AL Tech Specialty Steel, Inc. and Empire Specialty Steel, Inc. During their ownership, both organizations participated in several anti-dumping lawsuits with other domestic specialty steel producers. CDSOA provides for payment of import duties collected by the U.S. Treasury to domestic companies injured by unfair foreign trade practices. In accordance with CDSOA, the Company filed claims to receive their appropriate share of the import duties collected and received $310,000, net of expenses in 2002. In 2003, the Company received notice that it was awarded $604,000, of which $10,000 was received. The remaining payment has been delayed pending the outcome of a hearing before the U.S. Court of Appeals for the Federal Circuit (“U.S. Court of Appeals”) in a lawsuit challenging the distribution method of the import duties. The Company will not record the uncollected portion of the award as income unless the funds are collected.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

The Company expects to benefit from CDSOA in future years unless the Act is repealed or the U.S. Court of Appeals renders an unfavorable decision. The amount of future benefits is dependent on the amount of import duties collected and the relationship of Dunkirk Specialty Steel’s claim in relation to claims filed by other domestic specialty steel producers.

Bridgeville Lease Property, plant and equipment includes a capital lease with Armco, which merged with and into AK Steel in 1999 (“Armco”), for the land and certain buildings and structures located in Bridgeville (the “Bridgeville Lease”). The Bridgeville Lease is for a ten-year term, which commenced on August 15, 1994 at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property. In 2003, the Company exercised its option to purchase all of the property permitted under the capital lease with Armco for $1.

The ESR building, which houses the Company’s four electro-slag remelting furnaces and ancillary equipment, was not included in the option to purchase. The Company will continue to operate the equipment in the ESR building under the existing lease that was extended to March 8, 2005. The Company has entered into negotiations with AK Steel to purchase the ESR building. In the event the ESR building is not purchased, or the lease is not extended beyond March 8, 2005, the relocation of the ESR equipment would have an adverse material effect on the financial condition of the Company.

Contingent Items

Environmental Matters The Company, as well as other steel companies, is subject to demanding environmental standards imposed by federal, state and local environmental laws and regulations. The Company is not aware of any environmental condition that currently exists at any of its facilities that would cause a material adverse effect on the financial condition of the Company.

In connection with the Company’s June 2, 1995 agreement with Armco to purchase certain assets and a parcel of real property located at Titusville, Armco agreed to indemnify the Company up to $3.0 million in the aggregate for liabilities under environmental laws arising out of conditions on or under the Titusville property existing prior to June 2, 1995. Armco also agreed to indemnify the Company for any liabilities arising out of environmental conditions existing off-site as of June 2, 1995, and that indemnification is not subject to the $3.0 million limitation.

The Company has filed no claims against Armco since the inception of the acquisition agreement. In addition, management is not aware of any financial difficulties being experienced by AK Steel, as successor to Armco, that would prevent its performance under the acquisition agreement.

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

Legal Matter On June 29, 2001, suit was filed against the Company in the Court of Common Pleas of Allegheny County, Pennsylvania by Teledyne Technologies, Incorporated (“Teledyne”). The suit alleges that steel product manufactured by the Company was defective and the Company was or should have been aware of the defects. Teledyne has alleged that the defective steel supplied by the Company caused certain crankshafts sold by Teledyne for use in aircraft engines to be defective. As a result, Teledyne is claiming damages relating to the recall, replacement and repair of aircraft engines.

In 2002, Teledyne was unsuccessful in its pursuit of a similar claim brought against another specialty steel producer who supplied the same steel product. After in-depth investigation, it is the Company’s position that the suit is without merit and it intends to vigorously defend that position. Additionally, the Company believes that it has insurance coverage that is available for this claim. At this time, the Company is engaged in discovery and believes that the final disposition of this suit will not have a material adverse effect on the financial condition and the results of operations of the Company.

On April 7, 2003, United States Aviation Underwriters, Inc. (“USAU”), a New York corporation, as managers and on behalf of United States Aircraft Insurance Group (“USAIG”), the Company’s Aircraft Products Liability insurance carrier, filed suit in the Court of Common Pleas of Allegheny County, Pennsylvania asking the court for a declaratory judgment as to what actual liability and obligations were applicable to USAIG relating to the insurance policy issued to the Company, and the allegations made by Teledyne. At this time, the Company is engaged in discovery and believes that USAIG is responsible for providing defense and damage coverage with regard to the Teledyne allegations. To date, USAIG has provided for and continues to provide for a defense to the Teledyne claim. While the Company believes that insurance coverage is available for the defense and damages, if any, relating to the Teledyne claim, an unfavorable ruling in both the USAIG suit and the Teledyne claim could have a material adverse effect on the Company’s financial condition.

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

In addition, management constantly monitors the ability to collect its unpaid sales invoices and the valuation of its inventory. The allowance for doubtful accounts includes the value of outstanding invoices issued to customers currently operating under the protection of the federal bankruptcy law and other amounts that are deemed potentially not collectible. An inventory reserve is provided for material on hand for which management believes cost exceeds fair market value and for material on hand for more than one year not assigned to a specific customer order.

Long-lived assets are reviewed for impairment annually by operating facility. An impairment write-down will be recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable through estimated future undiscounted cash flows. The Company has not recognized an impairment write-down on any of its assets held at December 31, 2003.

In addition, management assesses the need to record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company believes it will generate sufficient income in addition to taxable income generated from the reversal of its temporary differences to utilize the deferred tax assets recorded at December 31, 2003.

New Accounting Pronouncements In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This statement supersedes Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS 146 requires the recognition of a liability for costs associated with an exit or disposal activity when incurred. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS 146 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company adopted the provisions of FIN 45 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123” (“SFAS 148”). This statement amends SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Company does not intend to change its current method of accounting for stock-based employee compensation unless required by the issuance of a new pronouncement. The Company adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIE”) – an Interpretation of ARB No. 51” which was revised in December 2003 (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company adopted the provisions of FIN 46 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging” (“SFAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company adopted the provisions of SFAS 149 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company adopted the provisions of SFAS 150 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

Future Outlook

The Company enters 2004 with a total backlog of $21 million and expects demand for power generation, petrochemical and tool steel products to improve throughout the year. The Company also expects that its results will improve in 2004 in conjunction with the pace of the domestic economy’s recovery, the market’s increasing acceptance of Dunkirk Specialty Steel as a reliable supplier of quality specialty steel bar, rod and wire products, and the acceptance of sales price increases beyond raw material surcharges.

Forward-Looking Information Safe Harbor

The Management’s Discussion and Analysis and other sections of this Annual Report contain forward-looking statements that reflect the Company’s current views with respect to future events and financial performance. Statements looking forward in time, including statements regarding future growth, cost savings, expanded production capacity, broader product lines, greater capacity to meet customer quality reliability, price and delivery needs, enhanced competitive posture, effect of new accounting pronouncements and no material financial impact from litigation or contingencies are included in this Annual Report pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995.

The Company’s actual results will be affected by a wide range of factors including the limited operating history of Dunkirk Specialty Steel, LLC; the concentrated nature of the Company’s customer base to date and the Company’s dependence on its significant customers; the receipt, pricing and timing of future customer orders; changes in product mix; the limited number of raw material and energy suppliers and significant fluctuations that may occur in raw material and energy prices; the Company’s reliance on certain critical manufacturing equipment; the ability to acquire the ESR Building prior to the expiration of the Armco Lease; the Company’s ongoing requirement for continued compliance with environmental laws; and the ultimate outcome of the Company’s current and future litigation matters. Many of these factors are not within the Company’s control and involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Any unfavorable change in the foregoing or other factors could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. For a discussion of these and other matters, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and other reports on file with the Securities and Exchange Commission.

REPORT OF MANAGEMENT

To the Stockholders of Universal Stainless & Alloy Products, Inc.

The financial statements and related information contained in this report were prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on management’s best judgments and estimates. We maintain a system of policies, procedures and controls designed to provide reasonable assurance that transactions are properly executed, recorded and included within the financial statements and that the Company’s assets are safeguarded from improper or unauthorized use. The Audit Committee of the Board of Directors, composed of independent directors, meets regularly with management and our independent accountants to discuss audit results and financial reporting matters. The independent accountants have full access to the Audit Committee without our presence.

/s/ Clarence M. McAninch	/s/ Richard M. Ubinger

Clarence M. McAninch President and Chief Executive Officer	Richard M. Ubinger Vice President of Finance, Chief Financial Officer and Treasurer

February 23, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Universal Stainless & Alloy Products, Inc.

We have audited the accompanying consolidated balance sheet of Universal Stainless & Alloy Products, Inc. and subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of operations, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Universal Stainless & Alloy Products, Inc. as of December 31, 2002 and 2001 were audited by other auditors whose report dated February 18, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs and Co., Inc.

Schneider Downs and Co., Inc. Pittsburgh, Pennsylvania

February 23, 2004

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended December 31,	2003	2002	2001
(dollars in thousands, except per share information)
Net sales	$68,989	$70,877	$90,658
Cost of products sold	65,534	61,971	71,915
Selling and administrative expenses	5,837	5,883	6,199

Operating income (loss)	(2,382)	3,023	12,544
Interest expense and other financing costs	(383)	(455)	(576)
Other income (expense), net	128	457	57

Income (loss) before taxes	(2,637)	3,025	12,025
Provision (benefit) for income taxes	(1,220)	933	4,386

Net income (loss)	$(1,417)	$2,092	$7,639

Earnings (Loss) Per Common Share
Basic	$(0.23)	$0.34	$1.26
Diluted	$(0.23)	$0.34	$1.25

Weighted average number of shares of Common Stock outstanding	6,287,088	6,203,800	6,080,045

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
(dollars in thousands)
Assets
Current Assets
Cash and cash equivalents	$4,735	$3,308
Accounts receivable (less allowance for doubtful accounts of $163 and $298)	12,690	11,550
Inventory	22,281	22,717
Deferred taxes	1,222	1,127
Other current assets	3,063	2,454

Total current assets	43,991	41,156
Property, plant and equipment, net	40,176	42,246
Other assets	758	642

Total assets	$84,925	$84,044

Liabilities and Stockholders’ Equity
Current Liabilities
Trade accounts payable	$6,792	$4,190
Outstanding checks in excess of bank balance	813	275
Current portion of long-term debt	1,944	1,971
Accrued employment costs	833	1,019
Other current liabilities	195	163

Total current liabilities	10,577	7,618
Long-term debt	5,599	7,502
Deferred taxes	9,313	8,123

Total liabilities	25,489	23,243

Commitments and Contingencies
Stockholders’ Equity

Senior Preferred Stock, par value $0.001 per share; 1,980,000 shares authorized; 0 shares issued and outstanding	—	—
Common Stock, par value $0.001 per share; 10,000,000 shares authorized; 6,564,306 and 6,554,538 shares issued	7	7
Additional paid-in capital	28,329	28,277
Retained earnings	32,731	34,148

Treasury Stock at cost; 269,900 common shares held	(1,631)	(1,631)

Total stockholders’ equity	59,436	60,801

Total liabilities and stockholders’ equity	$84,925	$84,044

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31,	2003	2002	2001
(dollars in thousands, except per share information)
Cash Flows from Operating Activities
Net income (loss)	$(1,417)	$2,092	$7,639
Adjustments to reconcile to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	3,093	3,271	2,782
Deferred taxes	996	596	1,087
Tax benefit from exercise of stock options	—	417	—
Changes in assets and liabilities:
Accounts receivable, net	(1,140)	1,150	(438)
Inventory	436	(859)	888
Accounts payable	2,602	(407)	(1,027)
Accrued employment costs	(186)	(543)	265
Refundable income taxes paid	(729)	(990)	—
Other, net	123	(903)	709

Net cash provided by operating activities	3,778	3,824	11,905

Cash Flows from Investing Activities
Acquisition of assets and real property through purchase agreements	—	(1,283)	—
Capital expenditures	(1,193)	(4,194)	(5,253)

Net cash used in investing activities	(1,193)	(5,477)	(5,253)

Cash Flows from Financing Activities
Proceeds from long-term debt	—	—	136
Proceeds from deferred loan agreement	200	—	—
Long-term debt repayment	(1,948)	(1,831)	(1,821)
Borrowings under revolving line of credit	—	—	8,893
Repayments under revolving line of credit	—	—	(8,893)
Increase (decrease) in outstanding checks in excess of bank balance	538	(582)	(588)
Proceeds from issuance of Common Stock	52	1,920	53
Purchase of Treasury Stock	—	—	(87)

Net cash used in financing activities	(1,158)	(493)	(2,307)

Net increase (decrease) in cash and cash equivalents	1,427	(2,146)	4,345
Cash and cash equivalents at beginning of period	3,308	5,454	1,109

Cash and cash equivalents at end of period	$4,735	$3,308	$5,454

Supplemental Disclosure of Cash Flow Information
Interest paid (net of amount capitalized)	$348	$318	$605
Income taxes paid (refund)	$(1,453)	$1,329	$3,144

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Significant Accounting Policies

Description of the Company Universal Stainless & Alloy Products, Inc. (the “Company”) manufactures and markets semi-finished and finished specialty steel products, including stainless steel, tool steel and certain other alloyed steels. The Company’s manufacturing process involves melting, remelting, treating and hot and cold rolling of semi-finished and finished specialty steels. The Company’s products are sold to rerollers, forgers, service centers, original equipment manufacturers, which primarily include the power generation and aerospace industries, and wire redrawers. The Company also performs conversion services on materials supplied by customers that lack certain of the Company’s production facilities or that are subject to their own capacity constraints.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The estimates and assumptions used in these consolidated financial statements are based on known information available as of the balance sheet date. Actual results could differ from those estimates.

Basis of Consolidation The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company has no interests in any unconsolidated entity nor does it have any off-balance sheet financing arrangements other than operating leases.

Cash and Cash Equivalents Cash equivalents are stated at cost plus accrued interest, which approximates market value, and include only securities having a maturity of three months or less at the time of purchase.

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company limits its credit risk associated with cash and cash equivalents by placing its investments in high-grade short-term instruments. With respect to accounts receivable, the Company limits its credit risks by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. The allowance for doubtful accounts includes the value of outstanding invoices issued to customers currently operating under the protection of the federal bankruptcy law and other amounts that are deemed potentially not collectible.

Inventories Inventories are stated at the lower of cost or market with cost principally determined by the first-in, first-out (FIFO) method. The average cost method is also utilized. Such costs include the acquisition cost for raw materials and supplies, direct labor and applied manufacturing overhead. Provisions are made for slow-moving inventory based upon management’s expected method of disposition.

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

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Costs incurred in connection with the construction or major rebuild of facilities, including interest directly related to the project, are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. Maintenance and repairs are charged to expense as incurred, and costs of improvements and renewals are capitalized. Major maintenance costs are expensed in the same annual period as incurred; however, the estimated costs are expensed throughout the year on a pro rata basis. Maintenance expense for the fiscal year 2003, 2002 and 2001 was $6,151,000, $6,390,000 and $6,611,000, respectively.

Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of buildings and land improvements are between 5 and 25 years, and the estimated useful lives of machinery and equipment are between 5 and 20 years. Direct costs incurred in the development and implementation of internal-use software are capitalized and recorded within property, plant and equipment, and amortized on a straight-line basis over its anticipated useful life, which generally does not exceed three years. Depreciation and amortization expense for fiscal year 2003, 2002 and 2001 was $3,063,000, $3,130,000 and $2,764,000, respectively.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

The Company’s manufacturing processes are dependent upon certain pieces of specialty steelmaking equipment, such as the Company’s electric arc furnace and universal rolling mill. In the event a critical piece of equipment should become inoperative as a result of an unexpected equipment failure, there can be no assurance that the Company’s operations would not be substantially curtailed.

Long-Lived Asset Impairment Long-lived assets, including property, plant and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future cash flows is less than book value. Based on management’s assessment of the carrying values of such long-lived assets, no impairment reserve has been deemed necessary as of December 31, 2003 and 2002.

Revenue Recognition Revenue from the sale of products is recognized when both risk of loss and title has transferred to the customer, which in most cases coincides with shipment of the related products, and collection is reasonably assured. Revenue from conversion services is recognized when the performance of the service is complete. Invoiced shipping and handling costs are also accounted for as revenue. Customer claims are accounted for primarily as a reduction to gross sales after the matter has been researched and an acceptable resolution has been reached.

Income Taxes Deferred income taxes are provided for unused tax credits earned and the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The Company uses the liability method to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid. Valuation allowances are provided for a deferred tax asset when it is more likely than not that such asset will not be realized.

Stock-Based Compensation Plans The Company accounts for stock-based employee and director compensation using the intrinsic value method. No stock-based employee compensation cost is reflected in net income unless the exercise price of the options granted does not equal market value of the underlying common stock on the date of grant. The tax effects of exercising stock options are added to additional paid-in capital at the exercise date.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of issued Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to stock-based employee compensation:

For the years ended December 31,	2003	2002	2001
(dollars in thousands, except per share information)
Net income (loss), as reported	$(1,417)	$2,092	$7,639
Total stock-based compensation expense determined under fair value based method, net of taxes	(118)	(129)	(131)

Pro forma net income (loss)	$(1,535)	$1,963	$7,508

Earnings (loss) Per Share
Basic – as reported	$(0.23)	$0.34	$1.26
Basic – pro forma	$(0.24)	$0.32	$1.23

Diluted – as reported	$(0.23)	$0.34	$1.25
Diluted – pro forma	$(0.24)	$0.31	$1.23

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 2003, 2002 and 2001, respectively: dividend yield of 0.0% for each year; interest rate of 3.0%, 3.7% and 5.0%; expected volatility of 54.0%, 53.0% and 50.0%; and expected lives for options of five years.

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

New Accounting Pronouncements In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). This statement supersedes Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS 146 requires the recognition of a liability for costs associated with an exit or disposal activity when incurred. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS 146 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company adopted the provisions of FIN 45 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123” (“SFAS 148”). This statement amends SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Company does not intend to change its current method of accounting for stock-based employee compensation unless required by the issuance of a new pronouncement. The Company adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIE”) – an Interpretation of ARB No. 51” which was revised in December 2003 (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company adopted the provisions of FIN 46 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging” (“SFAS 149”). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company adopted the provisions of SFAS 149 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company adopted the provisions of SFAS 150 in 2003, which did not have a material impact on the Company’s consolidated financial position or results of operations.

Note 2: Inventory

The major classes of inventory are as follows:

December 31,	2003	2002
(dollars in thousands)
Raw materials and supplies	$2,265	$1,719
Semi-finished and finished steel products	17,743	18,588
Operating materials	2,273	2,410

Total inventory	$22,281	$22,717

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

Note 3: Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,	2003	2002
(dollars in thousands)
Land and land improvements	$953	$822
Buildings	5,987	5,987
Machinery and equipment	49,801	48,110
Construction in progress	141	980

	56,882	55,899
Accumulated depreciation	(16,706)	(13,653)

Property, plant and equipment, net	$40,176	$42,246

Property, plant and equipment includes a capital lease with Armco, which merged with and into AK Steel in 1999 (“Armco”), for the land and certain buildings and structures located in Bridgeville (the “Bridgeville Lease”). The Bridgeville Lease is for a ten-year term, which commenced on August 15, 1994 at a rental of $1 per year plus payment of real and personal property taxes and other charges associated with the property. In 2003, the Company exercised its option to purchase all of the property permitted under the capital lease with Armco for $1.

The ESR building, which houses the Company’s four electro-slag remelting furnaces and ancillary equipment, was not included in the option to purchase. The Company will continue to operate the equipment in the ESR building under the existing lease that was extended to March 8, 2005. The Company has entered into negotiations with AK Steel to purchase the ESR building. In the event the ESR building is not purchased, or the lease is not extended beyond March 8, 2005, the relocation of the ESR equipment would have an adverse material effect on the financial condition of the Company.

In 2003, the Company entered into a $200,000 Deferred Loan Agreement maturing on December 31, 2006 with the Dunkirk Local Development Corporation. No principal or interest payments will be required under the Deferred Loan Agreement provided that the Company hires 30 new employees and more than 50% of those jobs are made available to certain Dunkirk City residents. The Company believes that it will meet the conditions of the Deferred Loan Agreement, although it can make no assurances to that effect. Therefore, the proceeds have been applied to reduce the acquisition cost of new equipment at the Company’s Dunkirk facility.

Note 4: Long-Term Debt and Other Financing

Long-term debt consists of the following:

December 31,	2003	2002
(dollars in thousands)
PNC Term Loan	$3,700	$5,100
Government debt	3,770	4,252
Capital lease obligations	73	121

	7,543	9,473
Less amounts due within one year	(1,944)	(1,971)

Total long-term debt	$5,599	$7,502

The Company maintains a credit agreement with PNC Bank for a $6,500,000 revolving credit facility (“PNC Line”) through April 30, 2005. This credit agreement, which also includes a term loan scheduled to mature in June 2006 (“PNC Term Loan”), is collateralized by substantially all of the Company’s assets.

Interest on borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. In addition, the Company pays a commitment fee of 0.5% per annum on the unused portion of the PNC Line. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank’s approval; and to restrict the payment of dividends. The Company was in compliance with all financial ratios and restrictive covenants at December 31, 2003.

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

On February 14, 2002, Dunkirk Specialty Steel, LLC (“Dunkirk Specialty Steel”) issued two ten-year, 5% interest-bearing notes payable to the New York Job Development Authority (the “JDA”) for the combined amount of $3,000,000 (“JDA Notes”). No principal or interest payments are due under the JDA Notes during the first year. The JDA Notes were recorded net of a $143,000 debt discount, of which $125,000 was amortized in 2002 and included as interest expense. The balance was amortized and included as interest expense in 2003.

The Company leases certain equipment and vehicles. The aggregate annual principal payments due under the Company’s long-term debt and minimum lease payments under capitalized and operating leases are as follows:

For the years ended December 31,	2004	2005	2006	2007	2008	Thereafter	Deductions	Total
(dollars in thousands)
Long-term debt	$1,915	$2,013	$1,341	$364	$383	$1,454	—	$7,470
Capital lease minimum payments	33	33	14	—	—	—	(7)	73
Operating lease minimum payments	67	50	36	30	23	—	—	206

Note 5: Income Taxes

Components of the provision (benefit) for income taxes are as follows:

For the years ended December 31,	2003	2002	2001
(dollars in thousands)
Current Provision (Benefit)
Federal	$(2,217)	$453	$3,160
State	1	(116)	139

	(2,216)	337	3,299

Deferred Provision (Benefit)
Federal	1,271	602	903
State	(275)	(6)	184

	996	596	1,087

Provision (benefit) for income taxes	$(1,220)	$933	$4,386

A reconciliation of the federal statutory tax rate and the Company’s effective tax rate is as follows:

For the years ended December 31,	2003	2002	2001
Federal statutory tax	(34.0)%	34.0%	34.0%
State income taxes, net of federal tax impact	(5.5)	4.5	2.7
Government grants, net of federal tax impact	(4.9)	(7.2)	(0.4)
Other, net	(1.9)	(0.5)	0.2

Effective income tax rate	(46.3)%	30.8%	36.5%

Dunkirk Specialty Steel operates in a New York State Empire Zone and is qualified to benefit from investments made and employees hired at the Dunkirk, NY facility for up to fifteen years. The Company recognized tax credit benefits of $195,000 and $340,000 for fiscal year 2003 and 2002, respectively, of which $10,000 and $170,000 was applied against the respective year’s current tax provision. The balance will be applied against future tax liabilities for income apportioned to New York State. The Company believes it will generate sufficient income in addition to taxable income generated from the reversal of its temporary differences to utilize this tax credit.

Deferred taxes result from the following:

December 31,	2003	2002
(dollars in thousands)
Deferred Tax Assets
Receivables	$70	$130
Inventory	1,010	861
Accrued liabilities	142	136

	1,222	1,127
Federal and state tax carryforwards	570	470

	$1,797	$1,597

Deferred Tax Liabilities
Property, plant and equipment	$9,313	$8,123

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

Federal and state tax carryforwards as of December 31, 2003 include federal alternative minimum tax and New York Empire Zone tax credits totaling $243,000 with no expiration date. The remaining balance relates to net operating loss carryforwards allocated to certain states which expire within 5 to 20 years.

Note 6: Stockholders’ Equity

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Shares	Treasury Stock
(dollars in thousands)
Balance at December 31, 2000	6,339,128	$6	$25,888	$24,417	257,900	$(1,544)
Common Stock issuance under Employee Stock Purchase Plan	8,044		53
Purchase of Treasury Stock					12,000	(87)
Net income				7,639

Balance at December 31, 2001	6,347,172	6	25,941	32,056	269,900	(1,631)
Common Stock issuance under Employee Stock Purchase Plan	7,366		44
Exercise of Stock Options	200,000	1	1,875
Tax benefit from exercise of Stock Options			417
Net income				2,092

Balance at December 31, 2002	6,554,538	$7	$28,277	$34,148	269,900	$(1,631)
Common Stock issuance under Employee Stock Purchase Plan	9,768		52
Net loss				(1,417)

Balance at December 31, 2003	6,564,306	$7	$28,329	$32,731	269,900	$(1,631)

On October 19, 1998, the Company initiated a stock repurchase program to repurchase up to 315,000 shares of its outstanding Common Stock in open market transactions at market prices. The Company is authorized to repurchase 45,100 additional shares of Common Stock under this program as of December 31, 2003.

The Company has 1,980,000 authorized shares of Senior Preferred Stock. At December 31, 2003 and 2002, there were no shares issued or outstanding.

Note 7: Basic and Diluted Earnings Per Share

The computation of basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 is performed as follows:

	2003		2002		2001
	Income	Shares	Income	Shares	Income	Shares
(dollars in thousands, except share and per share amounts)
Income (loss) available to
common Stockholders	$(1,417)	6,287,088	$2,092	6,203,800	$7,639	6,080,045
Effect of dilutive securities		—		32,048		17,379

Income available to
common Stockholders plus
assumed conversion	$(1,417)	6,287,088	$2,092	6,235,848	$7,639	6,097,424

Earnings (Loss) Per Common Share
Basic	$(0.23)		$0.34		$1.26
Diluted	$(0.23)		$0.34		$1.25

The Company had 10,536 common stock equivalents outstanding for fiscal 2003 which were not included in the common share computations for earnings (loss) per share as the common stock equivalents are anti-dilutive.

Note 8: Stock-Based Compensation Plans

At December 31, 2003, the Company has three incentive compensation plans that are described below:

Stock Incentive Plan

The Company maintains the Stock Incentive Plan that has been adopted and amended from time to time by the Company’s Board of Directors, and approved by its stockholders. The Stock Incentive Plan permits the issuance of stock options to non-employee directors, other than those directors owning more than 5% of the Company’s outstanding Common Stock, officers and other key employees of the Company who are expected to contribute to the Company’s future growth and success. The Company may grant options up to a maximum of 950,000 shares of Common Stock, of which 246,668 are available for grant at December 31, 2003. The option price is equal to the fair market value of the Common Stock at the date of grant. Options granted to non-employee directors vest over a three-year period, and options granted to employees vest over a four-year period. All options under the Stock Incentive Plan will expire no later than ten years after the grant date.

A summary of the Stock Incentive Plan activity as of and for the years ended December 31, 2003, 2002 and 2001 is presented below:

	2003		2002		2001
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Fixed Options
Outstanding at beginning of year	427,999	$9.38	617,500	$9.36	522,500	$9.58
Granted	56,500	5.91	25,000	10.31	100,000	8.22
Exercised	—	—	(200,000)	9.40	—	—
Forfeited	(1,500)	7.10	(14,501)	9.86	(5,000)	9.88

Outstanding at end of year	482,999	$8.99	427,999	$9.38	617,500	$9.36

Options exercisable at year-end	379,160		331,996		472,746

Weighted-average fair value of options granted during the year		$2.93		$5.09		$4.07

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$ 5.12 to $ 7.35	177,166	7.7	$6.50	91,664	$6.83
$ 8.00 to $ 9.94	182,533	4.2	$9.61	168,364	$9.65
$10.25 to $15.60	123,300	3.1	$11.66	119,132	$11.52

Outstanding at end of year	482,999	5.2	$8.99	379,160	$9.55

Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan (the “Stock Purchase Plan”), the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase up to 100 shares of the Company’s Common Stock each six-month period. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. At December 31, 2003, the Company has issued 62,663 shares of Common Stock since the plan’s inception.

Cash Incentive Plans

The Company has a management cash incentive plan covering certain key executives and employees and profit-sharing plans that cover the remaining employees. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 2003, 2002 and 2001, the Company expensed $168,000, $511,000 and $1,949,000, respectively, under these plans.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

Note 9: Retirement Plans

The Company has defined contribution retirement plans that cover substantially all employees. The Company accrues its contributions to the hourly employee plan based on time worked while contributions to the salaried plan are accrued as a fixed amount per month. Company contributions to both plans are funded periodically.

Effective January 6, 2003, the Company began to participate in the Steelworkers Pension Trust (“Trust”), a multi-employer defined benefit pension plan that is open to all hourly and salaried employees associated with the Bridgeville facility. The Company makes periodic contributions to the Trust based on hours worked at a fixed rate for each hourly employee and a fixed monthly contribution on behalf of each salaried employee. The hourly employees may continue their contributions to the defined contribution retirement plan even though the Company contributions ceased. The Company also makes a contribution to the defined contribution retirement plan on behalf of each salaried employee participating in the Trust. The amount of the contribution will be dependent upon each salaried employee’s contribution to the defined contribution retirement plan.

The total expense for the years ended December 31, 2003, 2002 and 2001 was $512,000, $418,000 and $413,000, respectively.

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

In connection with the Company’s June 2, 1995 agreement with Armco to purchase certain assets and a parcel of real property located at Titusville, Armco agreed to indemnify the Company up to $3,000,000 in the aggregate for liabilities under environmental laws arising out of conditions on or under the Titusville property existing prior to June 2, 1995. Armco also agreed to indemnify the Company for any liabilities arising out of environmental conditions existing off-site as of June 2, 1995, and that indemnification is not subject to the $3,000,000 limitation.

The Company has filed no claims against Armco since the inception of the acquisition agreement. In addition, management is not aware of any financial difficulties being experienced by AK Steel, as successor to Armco, that would prevent its performance under the acquisition agreement.

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

On June 29, 2001, suit was filed against the Company in the Court of Common Pleas of Allegheny County, Pennsylvania by Teledyne Technologies, Incorporated (“Teledyne”). The suit alleges that steel product manufactured by the Company was defective and the Company was or should have been aware of the defects. Teledyne has alleged that the defective steel supplied by the Company caused certain crankshafts sold by Teledyne for use in aircraft engines to be defective. As a result, Teledyne is claiming damages relating to the recall, replacement and repair of aircraft engines.

In 2002, Teledyne was unsuccessful in its pursuit of a similar claim brought against another specialty steel producer who supplied the same steel product. After in-depth investigation, it is the Company’s position that the suit is without merit and it intends to vigorously defend that position. Additionally, the Company believes that it has insurance coverage that is available for this claim. At this time, the Company is engaged in discovery and believes that the final disposition of this suit will not have a material adverse effect on the financial condition and the results of operations of the Company.

On April 7, 2003, United States Aviation Underwriters, Inc. (“USAU”), a New York corporation, as managers and on behalf of United States Aircraft Insurance Group (“USAIG”), the Company’s Aircraft Products Liability insurance carrier, filed suit in the Court of Common Pleas of Allegheny County, Pennsylvania asking the court for a declaratory judgment as to what actual liability and obligations were applicable to USAIG relating to the insurance policy issued to the Company, and the allegations made by Teledyne. At this time, the Company is engaged in discovery and believes that USAIG is responsible for providing defense and damage coverage with regard to the Teledyne allegations. To date, USAIG has provided for and continues to provide for a defense to the Teledyne claim. While the Company believes that insurance coverage is available for the defense and damages, if any, relating to the Teledyne claim, an unfavorable ruling in both the USAIG suit and the Teledyne claim could have a material adverse effect on the Company’s financial condition.

The Company maintains a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation (“Talley Metals”). While the initial term of the agreement expired December 31, 2002, the agreement continues to automatically renew with the placement of new orders each month and requires a 90-day notice to terminate. In addition, Talley Metals is required under the agreement to purchase a minimum of 1,000 tons of stainless reroll billet products each calendar month and average at least 1,250 per month during the last twelve-month period. The value of the contract on a monthly basis will depend on product mix and key raw material prices. During 2002 and 2003, Talley Metals did not comply with the monthly minimum purchase requirement due to market conditions. The Company has entered into negotiations with Talley Metals to modify the terms of the agreement. The Company has granted a waiver and expects to continue granting a waiver from this requirement until the terms of the contract are renegotiated.

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

For the years ended December 31,	2003	2002	2001
(dollars in thousands)
Net Sales
Universal Stainless & Alloy Products	$59,585	$70,120	$90,658
Dunkirk Specialty Steel	19,875	10,483	—
Intersegment	(10,471)	(9,726)	—

	$68,989	$70,877	$90,658

Operating Income (Loss)
Universal Stainless & Alloy Products	$(249)	$5,013	$12,544
Dunkirk Specialty Steel	(2,133)	(1,990)	—

	$(2,382)	$3,023	$12,544

Interest Expense and Other Financing Costs(a)
Universal Stainless & Alloy Products	$238	$330	$576
Dunkirk Specialty Steel	145	125	—

	$383	$455	$576

Other Income (Expense), Net
Universal Stainless & Alloy Products	$85	$119	$57
Dunkirk Specialty Steel	43	338	—

	$128	$457	$57

Depreciation and Amortization
Universal Stainless & Alloy Products	$2,961	$3,049	$2,764
Dunkirk Specialty Steel	102	81	—

	$3,063	$3,130	$2,764

Capital Expenditures
Universal Stainless & Alloy Products	$940	$2,104	$5,253
Dunkirk Specialty Steel	253	1,928	—
Corporate	—	162	—

	$1,193	$4,194	$5,253

(a)	Includes amortization of deferred financing costs and debt discount of $30,000, $141,000 and $18,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

December 31,	2003	2002
(dollars in thousands)
Assets
Universal Stainless & Alloy Products	$65,025	$65,413
Dunkirk Specialty Steel	11,128	12,337
Corporate	8,772	6,294

	$84,925	$84,044

The following table presents net sales by product line:

For the years ended December 31,	2003	2002	2001
(dollars in thousands)
Stainless steel	$52,546	$56,813	$76,908
Tool steel	9,673	6,643	4,503
High-strength low alloy steel	2,869	2,213	3,379
High-temperature alloy steel	2,482	3,474	2,471
Conversion services	1,079	1,495	3,054
Other	340	239	343

Total net sales	$68,989	$70,877	$90,658

Net sales to the Company’s largest customer and its affiliates, which were generated primarily from the Bridgeville operation, approximated 25%, 35% and 32% of total 2003, 2002 and 2001 sales, respectively. The accounts receivable balances from this customer comprised approximately 24% and 26% of total accounts receivable at December 31, 2003 and 2002, respectively.

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

Through December 31, 2003, the Company has sold certain assets for $31,000 and has invested $33,000 to prepare certain assets for sale. While the specific identification of individual assets to be sold continues, management intends to sell an office building located on the property. Based on available information, management believes the market value of the office building supports the recorded asset value. Future costs will be expensed as incurred in accordance with SFAS 146.

The assets purchased by Dunkirk Specialty Steel were previously owned and operated by AL Tech Specialty Steel, Inc. and Empire Specialty Steel, Inc. During their ownership, both organizations participated in several anti-dumping lawsuits with other domestic specialty steel producers. The Continued Dumping and Subsidy Act of 2000 (“CDSOA”) provides for payment of import duties collected by the U.S. Treasury to domestic companies injured by unfair foreign trade practices. In accordance with CDSOA, the Company filed claims to receive their appropriate share of the import duties collected. In 2002, the Company received $310,000, net of expenses, which is included in other income. In 2003, the Company received notice that it was awarded $604,000, of which $10,000 was received. The remaining payment has been delayed pending the outcome of a hearing before the U.S. Court of Appeals for the Federal Circuit in a lawsuit challenging the distribution method of the import duties. The Company will not record the uncollected portion of the award as income unless the funds are collected.

Note 13: Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(dollars in thousands, except per share amounts)
2003 Data
Net sales	$14,700	$16,837	$18,625	$18,827
Gross profit	20	896	1,329	1,210
Operating income (loss)	(1,373)	(629)	(178)	(202)
Net income (loss)	(583)	(440)	(121)	(273)

Earnings (loss) per common share:
Basic	$(0.09)	$(0.07)	$(0.02)	$(0.04)
Diluted	$(0.09)	$(0.07)	$(0.02)	$(0.04)

2002 Data
Net sales	$17,596	$21,422	$15,919	$15,940
Gross profit	3,351	2,848	1,739	968
Operating income (loss)	1,978	1,311	198	(464)
Net income (loss)	1,206	777	191	(82)

Earnings (loss) per common share:
Basic	$0.20	$0.13	$0.03	$(0.01)
Diluted	$0.20	$0.12	$0.03	$(0.01)

Earnings per share amounts for each quarter are required to be computed independently. As a result, their sum may not equal the total year earnings per share amounts.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC. 2003 ANNUAL REPORT

FIVE-YEAR SUMMARY

For the years ended December 31,	2003	2002	2001	2000(a)	1999
(dollars in thousands, except per share amounts)
Summary of Operations

Net sales	$68,989	$70,877	$90,658	$88,347	$66,663
Operating income (loss)	(2,382)	3,023	12,544	11,488	3,731
Income (loss) before cumulative effect of accounting change	(1,417)	2,092	7,639	6,610	2,103
Cumulative effect of accounting change, net of tax	—	—	—	(1,546)	—
Net income (loss)	(1,417)	2,092	7,639	5,064	2,103

Pro Forma Summary of Operations(b)

Net sales	$68,989	$70,877	$90,658	$88,347	$63,330
Operating income (loss)	(2,382)	3,023	12,544	11,488	3,373
Net income (loss)	(1,417)	2,092	7,639	6,610	1,854

Financial Position at Year-End

Working capital	$33,414	$33,538	$28,655	$23,558	$20,800
Total assets	84,925	84,044	79,446	73,747	68,179
Total debt	7,543	9,473	8,322	10,007	11,841
Stockholders’ equity	59,436	60,801	56,372	48,767	43,653

Common Share Data

Basic earnings (loss) per share:
As reported	$(0.23)	$0.34	$1.26	$0.83	$0.34
Pro forma under SAB 101(b)	(0.23)	0.34	1.26	1.09	0.30
Diluted earnings (loss) per share:
As reported	(0.23)	0.34	1.25	0.83	0.34
Pro forma under SAB 101(b)	(0.23)	0.34	1.25	1.09	0.30
Stockholders’ equity	9.44	9.67	9.28	8.03	7.19

Other Data

Cash flow provided by (used in):
Operating activities	$3,378	$3,824	$11,905	$6,285	$4,967
Investing activities	(1,193)	(5,477)	(5,253)	(4,598)	(3,366)
Financing activities	(1,158)	(493)	(2,307)	(1,446)	(2,170)
Capital expenditures	1,193	4,194	5,253	4,598	3,366
Depreciation and amortization	3,093	3,271	2,782	2,466	2,101
Return on stockholders’ equity	(2.3)%	3.7%	13.6%	10.4%	4.8%
Debt to total capitalization	11.3	13.5	12.9	17.0	21.3
Employees	383	393	304	280	277
Customers	399	372	288	250	235

Average Shares Outstanding
(in thousands)
Basic	6,287	6,204	6,080	6,075	6,111
Diluted	6,287	6,236	6,097	6,080	6,111

(a)	Includes $12,462,000 of net sales and $9,988,000 of cost of sales associated with revenues recognized in 1999 but deferred until 2000 as a result of implementing Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). The 2000 results of operations also include the impact of changing the Company’s Standard Terms and Conditions to more closely reflect the substance of its sales transactions.

(b)	Includes the effect of implementing SAB 101 as required under generally accepted accounting principles in 2000.