Form 10-K, Exhibit 13
period 2004-12-31
UNIVERSAL STAINLESS & ALLOY PRODUCTS INC
filed 2005-03-04
CIK 931584

Exhibit 13.1

2004 FINANCIAL REVIEW

8	Management’s Discussion and Analysis of Financial Condition and Results of Operations

17	Report of Management

17	Report of Independent Registered Public Accounting Firm

18	Consolidated Statements of Operations

19	Consolidated Balance Sheets

20	Consolidated Statements of Cash Flows

21	Notes to the Consolidated Financial Statements

35	Five-Year Summary

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

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

An analysis of the Company’s operations is as follows:

	2004		2003		2002
For the years ended December 31,	Amount	%	Amount	%	Amount	%
(dollars in thousands)
Net Sales
Stainless steel	$94,530	78.4%	$52,546	76.2%	$56,813	80.1%
Tool steel	17,075	14.2	9,673	14.0	6,643	9.4
High-strength low alloy steel	3,682	3.0	2,869	4.1	2,213	3.1
High-temperature alloy steel	2,468	2.0	2,482	3.6	3,474	4.9
Conversion services	2,386	2.0	1,079	1.6	1,495	2.1
Other	501	0.4	340	0.5	239	0.4

Total net sales	120,642	100.0	68,989	100.0	70,877	100.0
Total cost of products sold	102,972	85.4	65,534	95.0	61,971	87.4
Selling and administrative expenses	7,401	6.1	5,837	8.5	5,883	8.3

Operating income (loss)	$10,269	8.5%	$(2,382)	(3.5)%	$3,023	4.3%

Net sales by market segment are as follows:

	2004		2003		2002
For the years ended December 31,	Amount	%	Amount	%	Amount	%
(dollars in thousands)
Service centers	$52,261	43.3%	$29,150	42.3%	$23,478	33.1%
Rerollers	30,200	25.0	20,240	29.3	26,791	37.8
Forgers	22,008	18.2	9,773	14.2	8,370	11.8
Original equipment manufacturers	8,349	6.9	5,124	7.4	8,578	12.1
Wire redrawers	5,008	4.2	3,328	4.8	1,926	2.7
Conversion services	2,386	2.0	1,079	1.6	1,495	2.1
Miscellaneous	430	0.4	295	0.4	239	0.4

Net sales	$120,642	100.0%	$68,989	100.0%	$70,877	100.0%

Tons shipped	48,350		35,100		38,400

2004 Results as Compared to 2003 The increase in net sales in 2004 reflects increased shipments within each market segment as well as the adoption of surcharge mechanisms for additional raw material components and base price increases implemented during 2004. Shipments of aerospace, power generation, petrochemical and tool steel products have increased substantially in comparison to the prior year period due to improved economic conditions and greater demand for higher value-added niche products. The Company’s business conditions were enhanced by the relatively weak U.S. dollar.

Cost of products sold, as a percent of net sales, decreased in 2004 as compared to 2003. This decrease is primarily due to the impact of raw material surcharge and base price increases implemented in 2004, as well as higher production volumes, more than offsetting higher raw material, labor, energy and other manufacturing costs. In addition, Dunkirk Specialty Steel generated sufficient production volumes and implemented other cost reduction initiatives to operate profitably in 2004.

Selling and administrative expenses increased primarily due to higher employment costs and a $495,000 increase in bad debt expense. A substantial portion of the 2004 bad debt expense is related to one customer who filed for Chapter 11 bankruptcy protection and to a second financially distressed customer’s inability to pay its outstanding receivable balance at December 31, 2004.

Interest expense and other financing costs increased from $383,000 in 2003 to $422,000 in 2004. The increase was primarily due to the Company funding the increase in working capital to support higher production volumes with a revolving line of credit. This increase was partially offset by lower interest expense associated with existing term debt as the Company continued to fund its scheduled payments.

Other income, net increased from $128,000 in 2003 to $1.1 million in 2004. The increase was primarily due to the receipt of $1.1 million, net of expenses, under the Continued Dumping and Subsidy Offset Act of 2000 (“CDSOA”) in 2004. In 2003, the Company received notice that it was awarded $604,000, of which $10,000 was received. The remaining payment was delayed pending the outcome of a hearing before the U.S. Court of Appeals for the Federal Circuit in a lawsuit challenging the distribution method of the import duties. The remaining payment, as well as the 2004 award of $507,000, was received and recognized as income in 2004, net of expenses incurred.

The 2004 effective income tax rate was 35.0% compared to a 46.3% income tax benefit in 2003. The change in the effective income tax rate is primarily attributable to the impact of recognizing a loss in 2003 against the tax credit benefits generated by the Company from operating Dunkirk Specialty Steel within a New York State Empire Zone. The Company recognized $262,000 of these income tax credits in 2004 in comparison to $185,000 in 2003.

2003 Results as Compared to 2002 The decrease in net sales in 2003 reflected reduced demand for commodity reroller and power generation products, which was partially offset by increased demand for petrochemical, tool steel and aerospace products. During the first half of 2002, demand for commodity reroller products had increased as a result of the Section 201 tariffs imposed by President Bush in March 2002 on imported specialty steel products. This trend did not continue beyond that period. The decline in demand for power generation products continued in 2003 primarily due to production cutbacks of power generation equipment initiated in 2002. Increased demand for aerospace and petrochemical products was primarily due to the increased product capabilities resulting from the acquisition of Dunkirk Specialty Steel in 2002. The increase in tool steel demand was primarily attributable to the Company increasing its market share from a new customer obtained in 2002.

Cost of products sold, as a percentage of net sales, increased in 2003 as compared to 2002. This increase was primarily due to higher raw material, labor and energy costs, as well as shifts in product mix and lower production volumes during the first six months of 2003. In addition, Dunkirk Specialty Steel had not generated sufficient production volumes to operate profitably.

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

Other income, net decreased from $457,000 in 2002 to $128,000 in 2003. The decrease was primarily due to the receipt of $310,000, net of expenses, under the CDSOA in 2002. In 2003, the Company received notice that it was awarded $604,000, of which $10,000 was received. The remaining payment was delayed pending the outcome of a hearing before the U.S. Court of Appeals for the Federal Circuit in a lawsuit challenging the distribution method of the import duties. The remaining payment was not recorded as income, net of expenses incurred, until it was received in 2004.

The 2003 effective income tax rate was 46.3% compared to 30.8% in 2002. The increase in the effective income tax rate was primarily attributable to the impact of recognizing a loss in 2003 against the tax credit benefits generated by the Company from operating Dunkirk Specialty Steel within a New York State Empire Zone. The Company recognized $185,000 of these income tax credits in 2003 in comparison to $340,000 in 2002.

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

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

Universal Stainless & Alloy Products Segment An analysis of the segment’s operations is as follows:

For the years ended December 31,	2004		2003		2002
(dollars in thousands)	Amount	%	Amount	%	Amount	%
Net Sales
Stainless steel	$65,208	60.2%	$35,946	60.3%	$48,193	68.7%
Tool steel	16,672	15.4	9,097	15.3	6,568	9.4
High-temperature alloy steel	2,182	2.0	1,965	3.3	3,237	4.6
High-strength low alloy steel	1,576	1.5	1,672	2.8	1,922	2.8
Conversion services	1,961	1.8	926	1.6	1,400	2.0
Other	427	0.4	302	0.5	220	0.3

	88,026	81.3	49,908	83.8	61,540	87.8
Intersegment	20,208	18.7	9,677	16.2	8,580	12.2

Total net sales	108,234	100.0	59,585	100.0	70,120	100.0
Material cost of sales	49,967	46.2	22,982	38.6	30,084	42.9
Operation cost of sales	45,521	42.1	32,934	55.2	30,466	43.4
Selling and administrative expenses	5,253	4.8	3,918	6.6	4,557	6.5

Operating income (loss)	$7,493	6.9%	$(249)	(0.4)%	$5,013	7.2%

Net sales for the year ended December 31, 2004 increased $48.6 million, or 82%, in comparison to the year ended December 31, 2003 primarily due to a 41% increase in tons shipped in addition to the adoption of surcharge mechanisms for additional raw material components and other price increases implemented during 2004. Operating income for the year ended December 31, 2004 increased $7.7 million primarily due to the impact of surcharge and base price increases implemented in 2004, as well as higher production volumes, more than offsetting higher raw material, labor, energy and other manufacturing costs.

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

Dunkirk Specialty Steel Segment An analysis of the segment’s operations is as follows:

For the years ended December 31,	2004		2003		2002
(dollars in thousands)	Amount	%	Amount	%	Amount	%
Net Sales
Stainless steel	$29,322	84.4%	$16,600	83.5%	$8,620	82.2%
Tool steel	403	1.2	576	2.9	75	0.7
High-temperature alloy steel	286	0.8	517	2.6	237	2.3
High-strength low alloy steel	2,106	6.1	1,197	6.0	291	2.8
Conversion services	425	1.2	153	0.8	95	0.9
Other	74	0.2	38	0.2	19	0.2

	32,616	93.9	19,081	96.0	9,337	89.1
Intersegment	2,107	6.1	794	4.0	1,146	10.9

Total net sales	34,723	100.0	19,875	100.0	10,483	100.0
Material cost of sales	17,834	51.4	11,080	55.7	5,945	56.7
Operation cost of sales	11,653	33.5	9,009	45.3	5,202	49.6
Selling and administrative expenses	2,148	6.2	1,919	9.7	1,326	12.7

Operating income (loss)	$3,088	8.9%	$(2,133)	(10.7)%	$(1,990)	(19.0)%

Net sales for the year ended December 31, 2004 increased $14.8 million, or 75%, in comparison to the year ended December 31, 2003 primarily due to a 42% increase in tons shipped in addition to the adoption of surcharge mechanisms for additional raw material components and other price increases implemented during 2004. Operating income for the year ended December 31, 2004 increased $5.2 million primarily due to the impact of surcharge and base price increases implemented in 2004, as well as higher production volumes and other cost reduction initiatives, more than offsetting higher raw material, labor and energy costs.

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

Liquidity and Capital Resources

The Company used cash for operations of $9.7 million in the year ended December 31, 2004 and generated cash from operations of $3.8 million in the year ended December 31, 2003. Cash received from sales of $108.4 million and $68.4 million for the years ended December 31, 2004 and 2003, respectively, represent the primary source of cash from operations. An analysis of the primary uses of cash is as follows:

For the years ended December 31,	2004		2003
(dollars in thousands)	Amount	%	Amount	%
Raw material purchases	$58,121	49.2%	$22,628	35.0%
Employment costs	26,310	22.3	19,518	30.2
Utilities	12,976	11.0	9,689	15.0
Other	20,722	17.5	12,828	19.8

Total uses of cash	$118,129	100.0%	$64,663	100.0%

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

Cash used in raw material purchases increased in 2004 in comparison to 2003 primarily due to higher quantities of product purchased and significantly higher transaction prices. Increased employment costs are primarily due to higher production volumes and increased payouts under the Company’s profit-sharing and other incentive compensation plans. Increased utility costs are primarily due to higher consumption and rates charged for electricity and natural gas. In October 2004, the Company’s electricity costs at the Bridgeville facility increased by approximately $200,000 per month due to a Public Utility Commission ruling that reduced the number of off-peak power hours available to conduct its melting operations. The increase in other uses of cash is primarily attributable to paying $1.5 million, net of refunds received, for federal and state income taxes in 2004 as compared to receiving $1.5 million of federal and state income tax refunds in 2003, as well as purchases to support higher production volumes.

At December 31, 2004, working capital approximated $47.9 million, as compared to $33.4 million at December 31, 2003. Accounts receivable represents $11.9 million of the increase, which relates to the growth in net sales. Inventory, net of non-debt current liabilities, increased $7.8 million primarily due to increased production volumes and increased raw material costs incurred during the year. The cost of raw materials contained within work-in-process inventory is approximately $7.0 million higher at December 31, 2004, as compared to December 31, 2003, as a result of increased raw material transaction prices. The Company continuously monitors market price fluctuations of its key raw materials. The following table reflects the average market value per pound for selected months during the last twelve-month period.

	December 2002	June 2003	December 2003	June 2004	December 2004
Nickel	$3.26	$4.03	$6.43	$6.14	$6.25
Chrome	$0.33	$0.45	$0.54	$0.73	$0.70
Molybdenum	$3.51	$5.63	$7.10	$15.71	$32.46
Carbon Scrap	$0.06	$0.06	$0.09	$0.11	$0.18

Increased demand from foreign (primarily China) and domestic sources caused raw material market values to rise significantly since June 2003. In response, the Company began to calculate its nickel surcharge using an $0.18 per pound premium over the London Metal Exchange (LME) prices on February 4, 2004, implemented an iron surcharge component on February 16, 2004, expanded the use of surcharges to include tool steel products on May 1, 2004 and implemented a manganese surcharge component on June 1, 2004. The nickel surcharge premium per pound was increased from $0.18 to $0.23 on August 1, 2004. In addition, the Company has experienced higher energy, transportation and manufacturing supply costs during 2004. In response, the Company has announced several sales price increases during 2004 and 2005. There can be no assurance that these sales price increases will completely offset the Company’s rising costs.

Capital Expenditures and Investments The Company’s capital expenditures were approximately $3.6 million and $1.2 million in 2004 and 2003, respectively. The capital expenditure increase in 2004 is primarily due to the addition of six annealing furnaces, four saws and two reheat furnaces for the Universal Rolling Mill to support increased demand for product at the Company’s Bridgeville facility.

In addition, the 2003 capital expenditures were partially offset by the Company entering into a $200,000 Deferred Loan Agreement maturing on December 31, 2006 with the Dunkirk Local Development Corporation. No principal or interest payments will be required under the Deferred Loan Agreement provided that the Company hires and retains 30 new employees through the Deferred Loan Agreement maturation date, with more than 50% of those jobs made available to certain Dunkirk City residents. As of December 31, 2004, the Company believes that it will meet the conditions of the Deferred Loan Agreement. Therefore, the proceeds have been applied to reduce the acquisition cost of new equipment at the Company’s Dunkirk facility.

Capital expenditures are expected to approximate $8 million in 2005, based on current market conditions, and will be used for the purchase of new equipment at the Bridgeville, Titusville and Dunkirk facilities. Commitments of additional capital expenditures may occur if market conditions continue to improve.

Capital Resources Including Off-Balance Sheet Arrangements The Company does not maintain off-balance sheet arrangements nor does it participate in non-exchange traded contracts requiring fair value accounting treatment or material related party transaction arrangements.

PNC Credit Agreement The Company maintains a credit agreement with PNC Bank for a $15.0 million revolving credit facility (“PNC Line”) with a term expiring on June 30, 2006. This credit agreement also includes a term loan (“PNC Term Loan”) scheduled to mature on June 30, 2006. The credit agreement is collateralized by substantially all of the Company’s assets.

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

In 2004, the Company executed the Eighth Amendment to the Second Amended and Restated Credit Agreement with PNC Bank. The amendment increased the line of credit from $6.5 million to $15.0 million and reinstated certain financial covenants that were temporarily replaced with an asset-based funding formula that permitted the Company full access to the PNC Line in 2003 and 2004. As of December 31, 2004, the Company was in compliance with all financial ratios and restrictive covenants in effect. The Company believes it will maintain compliance with the financial covenants in effect throughout 2005.

Government Financing Programs The Company maintains several separate loan agreements with the Commonwealth of Pennsylvania’s Department of Commerce aggregating $600,000 with terms ending between the years 2011 and 2016. The loans bear interest at rates ranging from 5% to 6% per annum. In 1996, the Company entered into a ten-year, 6% interest-bearing loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000. As of December 31, 2004, the total principal balance of these government-financed debt instruments is $761,000.

On February 14, 2002, Dunkirk Specialty Steel issued two ten-year, 5% interest-bearing notes payable to the JDA (the “JDA Notes”) for the combined amount of $3.0 million. No principal or interest payments were due under the notes during the first year. The notes were recorded net of a $143,000 debt discount, of which $125,000 was amortized in 2002 and included as interest expense. The balance was amortized and included as interest expense in 2003. As of December 31, 2004, the principal balance is $2.5 million.

Stock-Based Financing Activity The Company issued 36,806 and 9,768 shares of its Common Stock for the years ended December 31, 2004 and 2003, respectively, through its two stock-based compensation plans. In 2004, certain employees and a former member of the Company’s Board of Directors exercised 27,749 stock options issued under the Stock Incentive Plan for $234,000 plus related tax benefits of $51,000. The remaining shares were issued to employees participating in the Employee Stock Purchase Plan.

On October 19, 1998, the Company initiated a stock repurchase program to repurchase up to 315,000 shares of its outstanding Common Stock in open market transactions at market prices. The Company repurchased no shares of Common Stock during 2004, 2003 and 2002. The Company is authorized to repurchase 45,100 remaining shares of Common Stock under this program as of December 31, 2004.

Short- and Long-Term Liquidity The Company expects to meet substantially all of its short-term liquidity requirements resulting from operations and current capital investment plans with internally generated funds and borrowings under the PNC Credit Agreement. At December 31, 2004, the Company had $241,000 in cash and $6.4 million available under the PNC Line. In addition, the ratio of current assets to current liabilities at December 31, 2004 was 3.5:1 and the debt to total capitalization ratio was 17.5%.

The Company’s long-term liquidity depends upon its ability to obtain additional orders from its existing customers, attract new customers and control costs. Additional sources of financing may be required to fund growth initiatives identified by the Company.

Contractual Obligations At December 31, 2004, the Company had the following contractual obligations:

(dollars in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$14,892	$2,236	$10,584	$936	$1,136
Capital lease obligations	47	33	14	—	—
Operating lease obligations	138	49	66	23	—
Purchase obligations	8,963	8,309	654	—	—

Total contractual obligations	$24,040	$10,627	$11,318	$959	$1,136

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

Long-term debt includes the PNC Term Loan. The Company has fixed the rate of interest at 4.43% through December 12, 2005. The table assumes the Company will maintain that interest rate until maturity. Long-term debt also includes the outstanding balance on its PNC Line, currently due to expire on June 30, 2006. The table assumes the PNC Line will not be extended. Purchase obligations include the value of all open purchase orders with established quantities and purchase prices as well as minimum purchase commitments.

Market Risk The Company does not use derivative financial instruments to reduce its financial risk. The Company’s customers and suppliers absorb fluctuations in foreign currency exchange rates. In addition, the Company maintains some long-term, fixed cost supply agreements for its major purchase requirements. Prices for the Company’s raw materials and natural gas requirements are subject to frequent market fluctuations, and profit margins may decline in the event market values increase. Selling price increases and surcharges are implemented to offset raw material and natural gas market price increases.

The Company is exposed to market risk from changes in interest rates related to its long-term debt. At December 31, 2004, $3.3 million of the Company’s total long-term debt and capital lease obligations has fixed interest rates. The remaining $2.3 million represents the PNC Term Loan outstanding balance that bears a variable interest rate.

Supply Contract The Company maintains a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation (“Talley Metals”). While the initial term of the agreement expired December 31, 2002, the agreement continues to automatically renew with the placement of new orders each month and requires a 90-day written notice to terminate by either party. In addition, Talley Metals is required under the agreement to purchase a minimum of 1,000 tons of stainless reroll billet products each calendar month and average at least 1,250 tons per month during the last twelve-month period. The value of the contract on a monthly basis will depend on product mix and key raw material prices. During 2002 and 2003, the Company waived Talley Metals’ requirement to purchase the monthly minimum quantity of stainless reroll billets due to market conditions.

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

The assets purchased by Dunkirk Specialty Steel were previously owned and operated by AL Tech Specialty Steel, Inc. and Empire Specialty Steel, Inc. During their ownership, both organizations participated in several anti-dumping lawsuits with other domestic specialty steel producers. CDSOA provides for payment of import duties collected by the U.S. Treasury to domestic companies injured by unfair foreign trade practices. In accordance with CDSOA, the Company filed claims to receive their appropriate share of the import duties collected and received $310,000, net of expenses in 2002. In 2003, the Company received notice that it was awarded $604,000, of which $10,000 was received. The remaining payment was delayed pending the outcome of a hearing before the U.S. Court of Appeals for the Federal Circuit in a lawsuit challenging the distribution method of the import duties. The remaining payment, as well as the 2004 award of $507,000, was received and recorded as income in 2004, net of expenses incurred.

The Company expects to benefit from CDSOA in future years unless the Act is repealed by Congress. The amount of future benefits is dependent on the amount of import duties collected and the relationship of Dunkirk Specialty Steel’s claim in relation to claims filed by other domestic specialty steel producers. On January 28, 2005, the Company received an additional $59,000 from the U.S. Treasury, representing an increase in the total allocation of available funds awarded to the Company for 2004.

Bridgeville Lease Property, plant and equipment included a capital lease with Armco, which merged with and into AK Steel in 1999 (“Armco”), for the ESR building, which houses the Company’s four electro-slag remelting furnaces and ancillary equipment. On February 2, 2005, the Company entered into a written agreement with AK Steel to purchase the ESR building and certain other parcels. The Company will continue to operate the equipment in the ESR building under the existing lease which expires on March 8, 2006, until the transaction is complete. In the event the ESR building is not purchased, or the lease is not extended beyond March 8, 2006, the relocation of the ESR equipment would have an adverse material effect on the financial condition of the Company.

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

Legal Matters On June 29, 2001, suit was filed against the Company in the Court of Common Pleas of Allegheny County, Pennsylvania by Teledyne Technologies, Incorporated (“Teledyne”). The suit alleges that steel product manufactured by the Company was defective and the Company was or should have been aware of the defects. Teledyne has alleged that the defective steel supplied by the Company caused certain crankshafts sold by Teledyne for use in aircraft engines to be defective. As a result, Teledyne is claiming damages relating to the recall, replacement and repair of aircraft engines.

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

On April 7, 2003, United States Aviation Underwriters, Inc. (“USAU”), a New York corporation, as managers and on behalf of United States Aircraft Insurance Group (“USAIG”), the Company’s Aircraft Products Liability insurance carrier, filed suit in the Court of Common Pleas of Allegheny County, Pennsylvania asking the court for a declaratory judgment as to what actual liability and obligations were applicable to USAIG relating to the insurance policy issued to the Company, and the allegations made by Teledyne. The Company and USAU reached a settlement agreement as of May 1, 2004 regarding the allocation of certain potential costs associated with the Teledyne claim and have agreed to jointly file a motion to have the declaratory suit dismissed. On July 27, 2004, the suit brought by USAU was dismissed.

On January 28, 2005, the Company filed suit in the Court of Common Pleas of Allegheny County, Pennsylvania, asking the court for a judgment demanding payment from a financially distressed customer for an outstanding receivable balance, together with pre- and post-judgment interest, an award of the costs and expenses the Company has incurred in pursuing this action and such other relief as the court deems proper. At December 31, 2004, the Company included the value of the outstanding receivable balance in its allowance for doubtful accounts. In 2005, the Company received a partial payment of $110,000 from this customer and will pursue collecting the remaining balance.

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

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

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

Long-lived assets are reviewed for impairment annually by each operating facility. An impairment write-down will be recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable through estimated future undiscounted cash flows. The Company has not recognized an impairment write-down on any of its assets held at December 31, 2004.

In addition, management assesses the need to record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company believes it will generate sufficient income in addition to taxable income generated from the reversal of its temporary differences to utilize the deferred tax assets recorded at December 31, 2004.

New Accounting Pronouncements In November of 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless if they meet the criteria of “so abnormal.” In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this Statement shall be effective for inventory costs incurred during fiscal years beginning after December 31, 2004. The early adoption of SFAS 151 did not have a material impact on the Company’s results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”). This Statement replaces FASB Statement No. 123 and supercedes APB Opinion No. 25. SFAS 123-R eliminates the ability to account for share-based compensation transactions using the intrinsic method currently used by the Company. SFAS 123-R requires such transactions be accounted for using a fair-value-based method that would result in expense being recognized in the Company’s financial statements. The Company will be required to adopt SFAS 123-R as of July 1, 2005 utilizing similar valuation methodologies that generate the pro-forma disclosures included in this Annual Report.

Reclassifications Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Future Outlook

The Company enters 2005 with a total backlog of approximately $72 million and expects demand for aerospace, power generation, petrochemical and tool steel products to remain strong throughout the year. The Company also expects that its results will improve in 2005 in conjunction with the pace of the domestic economy’s recovery, the market’s increasing acceptance of Dunkirk Specialty Steel as a reliable supplier of quality specialty steel bar, rod and wire products, and the acceptance of sales price increases beyond raw material surcharges.

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

The Company’s actual results will be affected by a wide range of factors including compliance with Section 404 of the Sarbanes-Oxley Act of 2002; the concentrated nature of the Company’s customer base to date and the Company’s dependence on its significant customers; the receipt, pricing and timing of future customer orders; changes in product mix; the limited number of raw material and energy suppliers and significant fluctuations that may occur in raw material and energy prices; the Company’s reliance on certain critical manufacturing equipment; the ability to acquire the ESR Building or the extension of the lease prior to the expiration of the Armco Lease; the Company’s ongoing requirement for continued compliance with environmental laws; and the ultimate outcome of the Company’s current and future litigation matters. Many of these factors are not within the Company’s control and involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to be materially different from any future performance suggested herein. Any unfavorable change in the foregoing or other factors could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company’s control. For a discussion of these and other matters, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and other reports on file with the Securities and Exchange Commission.

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

February 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Universal Stainless & Alloy Products, Inc.

We have audited the accompanying consolidated balance sheets of Universal Stainless & Alloy Products, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Universal Stainless & Alloy Products, Inc. for the year ended December 31, 2002 were audited by other auditors whose report dated February 18, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Stainless & Alloy Products, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc. Pittsburgh, Pennsylvania

February 22, 2005

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31,	2004	2003	2002
(dollars in thousands, except per share information)
Net sales	$120,642	$68,989	$70,877
Cost of products sold	102,972	65,534	61,971
Selling and administrative expenses	7,401	5,837	5,883

Operating income (loss)	10,269	(2,382)	3,023
Interest expense and other financing costs	(422)	(383)	(455)
Other income, net	1,119	128	457

Income (loss) before taxes	10,966	(2,637)	3,025
Provision (benefit) for income taxes	3,835	(1,220)	933

Net income (loss)	$7,131	$(1,417)	$2,092

Earnings (Loss) Per Common Share
Basic	$1.13	$(0.23)	$0.34
Diluted	$1.12	$(0.23)	$0.34

Weighted-average number of shares of Common Stock outstanding	6,304,909	6,287,088	6,203,800

The	accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,	2004	2003
(dollars in thousands)
Assets
Current Assets
Cash and cash equivalents	$241	$4,735
Accounts receivable (less allowance for doubtful accounts of $557 and $163)	24,562	12,690
Inventory	38,318	22,281
Deferred taxes	1,436	1,222
Other current assets	1,982	3,063

Total current assets	66,539	43,991
Property, plant and equipment, net	40,716	40,176
Other assets	585	758

Total assets	$107,840	$84,925

Liabilities and Stockholders’ Equity
Current Liabilities
Trade accounts payable	$11,666	$6,792
Outstanding checks in excess of bank balance	2,638	813
Current portion of long-term debt	2,044	1,944
Accrued employment costs	1,830	833
Other current liabilities	442	195

Total current liabilities	18,620	10,577
Long-term debt	12,190	5,599
Deferred taxes	10,093	9,313

Total liabilities	40,903	25,489

Commitments and Contingencies
Stockholders’ Equity

Senior Preferred Stock, par value $0.001 per share; 1,980,000 shares authorized; 0 shares outstanding	—	—
Common Stock, par value $0.001 per share; 10,000,000 shares authorized; 6,601,112 and 6,564,306 shares issued	7	7
Additional paid-in capital	28,699	28,329
Retained earnings	39,862	32,731

Treasury Stock at cost; 269,900 common shares held	(1,631)	(1,631)

Total stockholders’ equity	66,937	59,436

Total liabilities and stockholders’ equity	$107,840	$84,925

The	accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2004	2003	2002
(dollars in thousands, except per share information)
Cash Flows from Operating Activities
Net income (loss)	$7,131	$(1,417)	$2,092
Adjustments to reconcile to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	3,061	3,093	3,271
Deferred taxes	724	996	596
Tax benefit from exercise of stock options	51	—	417
Changes in assets and liabilities:
Accounts receivable, net	(11,872)	(1,140)	1,150
Inventory	(16,037)	436	(859)
Accounts payable	4,981	2,536	(407)
Accrued employment costs	997	186	(543)
Refundable income taxes paid	1,443	(729)	(990)
Other, net	(196)	189	(903)

Net cash (used in) provided by operating activities	(9,717)	3,778	3,824

Cash Flows from Investing Activities
Acquisition of assets and real property through purchase agreements	—	—	(1,283)
Capital expenditures	(3,586)	(1,193)	(4,194)

Net cash used in investing activities	(3,586)	(1,193)	(5,477)

Cash Flows from Financing Activities
Net borrowings under revolving line of credit	8,635	—	—
Proceeds from deferred loan agreement	—	200	—
Long-term debt repayment	(1,944)	(1,948)	(1,831)
Increase (decrease) in outstanding checks in excess of bank balance	1,825	538	(582)
Deferred financing costs	(26)	—	—
Proceeds from issuance of Common Stock	319	52	1,920

Net cash provided by (used in) financing activities	8,809	(1,158)	(493)

Net (decrease) increase in cash and cash equivalents	(4,494)	1,427	(2,146)
Cash and cash equivalents at beginning of period	4,735	3,308	5,454

Cash and cash equivalents at end of period	$241	$4,735	$3,308

Supplemental Disclosure of Cash Flow Information
Interest paid (net of amount capitalized)	$410	$348	$318
Income taxes paid (refund)	$1,545	$(1,453)	$1,329

The	accompanying notes are an integral part of these consolidated financial statements.

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

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company limits its credit risk associated with cash and cash equivalents by placing its investments in high-grade short-term instruments. With respect to accounts receivable, the Company limits its credit risks by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. The allowance for doubtful accounts includes the value of outstanding invoices issued to customers currently operating under the protection of the federal bankruptcy law and other amounts that are deemed potentially not collectible. Bad debt expense (income) for fiscal year 2004, 2003 and 2002 was $471,000, $(24,000) and $22,000, respectively.

Inventories Inventories are stated at the lower of cost or market with cost principally determined by the first-in, first-out (FIFO) method. The average cost method is also utilized. Such costs include the acquisition cost for raw materials and supplies, direct labor and applied manufacturing overhead within the guidelines of normal plant capacity. Provisions are made for slow-moving inventory based upon management’s expected method of disposition.

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

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Costs incurred in connection with the construction or major rebuild of facilities, including interest directly related to the project, are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service. Maintenance and repairs are charged to expense as incurred, and costs of improvements and renewals are capitalized. Major maintenance costs are expensed in the same annual period as incurred; however, the estimated costs are expensed throughout the year on a pro rata basis. Maintenance expense for the fiscal year 2004, 2003 and 2002 was $9,203,000, $6,151,000 and $6,390,000, respectively.

Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of buildings and land improvements are between 5 and 25 years, and the estimated useful lives of machinery and equipment are between 5 and 20 years. Direct costs incurred in the development and implementation of internal-use software are capitalized and recorded within property, plant and equipment, and amortized on a straight-line basis over its anticipated useful life, which generally does not exceed three years. Depreciation and amortization expense for fiscal year 2004, 2003 and 2002 was $3,046,000, $3,063,000 and $3,130,000, respectively.

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

The Company’s manufacturing processes are dependent upon certain pieces of specialty steel making equipment, such as the Company’s electric arc furnace and universal rolling mill. In the event a critical piece of equipment should become inoperative as a result of an unexpected equipment failure, there can be no assurance that the Company’s operations would not be substantially curtailed.

Long-Lived Asset Impairment Long-lived assets, including property, plant and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future cash flows is less than book value. Based on management’s assessment of the carrying values of such long-lived assets, no impairment reserve has been deemed necessary as of December 31, 2004 and 2003.

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

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of issued Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to stock-based employee compensation:

For the years ended December 31,	2004	2003	2002
(dollars in thousands, except per share information)
Net income (loss), as reported	$7,131	$(1,417)	$2,092
Total stock-based compensation expense determined under fair-value-based method, net of taxes	(179)	(118)	(129)

Pro forma net income (loss)	$6,952	$(1,535)	$1,963

Earnings (Loss) Per Share
Basic – as reported	$1.13	$(0.23)	$0.34
Basic – pro forma	$1.10	$(0.24)	$0.32

Diluted – as reported	$1.12	$(0.23)	$0.34
Diluted – pro forma	$1.09	$(0.24)	$0.31

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in 2004, 2003 and 2002, respectively: dividend yield of 0.0% for each year; interest rate of 3.3%, 3.0% and 3.7%; expected volatility of 57.1%, 54.0% and 53.0%; and expected lives for options of five years.

Earnings Per Common Share Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding plus all dilutive potential common shares outstanding during the period. Dilutive common shares are determined using the treasury stock method. Under the treasury stock method, exercise of options and warrants is assumed at the beginning of the period when the average stock price during the period exceeds the exercise price of outstanding options and warrants, and common shares are assumed issued. The assumed proceeds from the exercise of stock options and warrants are used to purchase common stock at the average market price during the period. The incremental shares to be issued are considered to be the dilutive potential common shares outstanding.

New Accounting Pronouncements In November of 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless if they meet the criteria of “so abnormal.” In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this Statement shall be effective for inventory costs incurred during fiscal years beginning after December 31, 2004. The early adoption of SFAS 151 did not have a material impact on the Company’s results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”). This Statement replaces FASB Statement No. 123 and supercedes APB Opinion No. 25. SFAS 123-R eliminates the ability to account for share-based compensation transactions using the intrinsic method currently used by the Company. SFAS 123-R requires such transactions be accounted for using a fair-value-based method that would result in expense being recognized in the Company’s financial statements. The Company will be required to adopt SFAS 123-R as of July 1, 2005 utilizing similar valuation methodologies that generate the pro-forma disclosures included in this Annual Report.

Reclassifications Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Note 2: Inventory

The major classes of inventory are as follows:

December 31,	2004	2003
(dollars in thousands)
Raw materials and supplies	$5,160	$2,265
Semi-finished and finished steel products	30,820	17,743
Operating materials	2,338	2,273

Total inventory	$38,318	$22,281

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

Note 3: Property, Plant and Equipment

Property,	plant and equipment consists of the following:

December 31,	2004	2003
(dollars in thousands)
Land and land improvements	$1,014	$953
Buildings	6,203	5,987
Machinery and equipment	52,358	49,801
Construction in progress	893	141

	60,468	56,882
Accumulated depreciation	(19,752)	(16,706)

Property, plant and equipment, net	$40,716	$40,176

Property, plant and equipment included a capital lease with Armco, which merged with and into AK Steel in 1999 (“Armco”), for the ESR building, which houses the Company’s four electro-slag remelting furnaces and ancillary equipment. On February 2, 2005, the Company entered into a written agreement with AK Steel to purchase the ESR building and certain other parcels. The Company will continue to operate the equipment in the ESR building under the existing lease which expires on March 8, 2006, until the transaction is complete. In the event the ESR building is not purchased, or the lease is not extended beyond March 8, 2006, the relocation of the ESR equipment would have an adverse material effect on the financial condition of the Company.

In 2003, the Company entered into a $200,000 Deferred Loan Agreement maturing on December 31, 2006 with the Dunkirk Local Development Corporation. No principal or interest payments will be required under the Deferred Loan Agreement provided that the Company hires and retains 30 new employees through the Deferred Loan Agreement maturation date, with more than 50% of those jobs made available to certain Dunkirk City residents. As of December 31, 2004, the Company believes that it will meet the conditions of the Deferred Loan Agreement, although it can make no assurances to that effect. Therefore, the proceeds have been applied to reduce the acquisition cost of new equipment at the Company’s Dunkirk facility.

Note 4: Long-Term Debt and Other Financing

Long-term debt consists of the following:

December 31,	2004	2003
(dollars in thousands)
PNC Term Loan	$2,300	$3,700
Revolving credit facility	8,635	—
Government debt	3,255	3,770
Capital lease obligations	44	73

	14,234	7,543
Less amounts due within one year	(2,044)	(1,944)

Total long-term debt	$12,190	$5,599

The Company maintains a credit agreement with PNC Bank for a $15.0 million revolving credit facility (“PNC Line”) with a term expiring on June 30, 2006. This credit agreement also includes a term loan, which has fixed the rate of interest at 4.43% through December 12, 2005, that is scheduled to mature on June 30, 2006 (“PNC Term Loan”). The credit agreement is collateralized by substantially all of the Company’s assets.

Interest on borrowings under the PNC Line and the PNC Term Loan is based on short-term market rates, which may be further adjusted based upon the Company maintaining certain financial ratios. In addition, the Company pays a commitment fee of 0.5% per annum on the unused portion of the PNC Line. As a condition of the PNC Line and the PNC Term Loan, the Company is required to maintain certain levels of net worth, working capital and other financial ratios; to limit the amount of capital expenditures it may incur without PNC Bank’s approval; and to restrict the payment of dividends. The Company was in compliance with all financial ratios and restrictive covenants at December 31, 2004.

The Company maintains several separate loan agreements with the Commonwealth of Pennsylvania’s Department of Commerce aggregating $600,000 with terms ending between the years 2011 and 2016. The loans bear interest at rates ranging from 5% to 6% per annum. In 1996, the Company entered into a ten-year, 6% interest-bearing loan agreement with the Redevelopment Authority of Allegheny County Economic Development Fund in the amount of $1,514,000. As of December 31, 2004, the total principal balance of government-financed debt is $761,000.

On February 14, 2002, Dunkirk Specialty Steel, LLC (“Dunkirk Specialty Steel”) issued two ten-year, 5% interest-bearing notes payable to the New York Job Development Authority (the “JDA”) for the combined amount of $3.0 million (“JDA Notes”). No principal or interest payments are due under the JDA Notes during the first year. The JDA Notes were recorded net of a $143,000 debt discount, of which $125,000 was amortized in 2002 and included as interest expense. The balance was amortized and included as interest expense in 2003. As of December 31, 2004, the principal balance is $2.5 million.

The Company leases certain equipment and vehicles. The aggregate annual principal payments due under the Company’s long-term debt and minimum lease payments under capitalized and operating leases are as follows:

For the years ended December 31,	2005	2006	2007	2008	2009	Thereafter	Deductions	Total
(dollars in thousands)
Long-term debt	$2,013	$9,976	$364	$383	$403	$1,051	—	$14,190
Capital lease minimum payments	31	13	—	—	—	—		44
Operating lease minimum payments	49	36	30	23	—	—	—	138

Note 5: Income Taxes

Components of the provision (benefit) for income taxes are as follows:

For the years ended December 31,	2004	2003	2002
(dollars in thousands)
Current Provision (Benefit)
Federal	$3,373	$(2,217)	$453
State	(262)	1	(116)

	3,111	(2,216)	337

Deferred Provision (Benefit)
Federal	436	1,271	602
State	288	(275)	(6)

	724	996	596

Provision (benefit) for income taxes	$3,835	$(1,220)	$933

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

A reconciliation of the federal statutory tax rate and the Company’s effective tax rate is as follows:

For the years ended December 31,	2004	2003	2002
Federal statutory tax	34.0%	(34.0)%	34.0%
State income taxes, net of federal tax impact	2.6	(5.5)	4.5
Government grants, net of federal tax impact	(1.5)	(4.9)	(7.2)
Other, net	(0.1)	(1.9)	(0.5)

Effective income tax rate	35.0%	(46.3)%	30.8%

Dunkirk Specialty Steel operates in a New York State Empire Zone and is qualified to benefit from investments made and employees hired at the Dunkirk, New York facility for up to fifteen years. The Company recognized tax credit benefits of $262,000 and $195,000 for fiscal year 2004 and 2003, respectively, of which $137,000 and $10,000 was applied against the respective year’s current tax provision. The balance of the credits, which have no expiration date, will be applied against future tax liabilities for income apportioned to New York State. The Company believes it will generate sufficient income in addition to taxable income generated from the reversal of its temporary differences to utilize this tax credit.

Deferred taxes result from the following:

December 31,	2004	2003
(dollars in thousands)
Deferred Tax Assets
Receivables	$261	$70
Inventory	947	1,010
Accrued liabilities	228	142

	1,436	1,222
Federal and state tax carryforwards	412	570

	$1,848	$1,792

Deferred Tax Liabilities
Property, plant and equipment	$10,093	$9,313

Federal and state tax carryforwards as of December 31, 2004 include federal alternative minimum tax and New York Empire Zone tax credits totaling $303,000 with no expiration date. The remaining balance relates to net operating loss carryforwards allocated to certain states which expire within 5 to 20 years.

Note 6: Stockholders’ Equity

(dollars in thousands)	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Shares	Treasury Stock
Balance at December 31, 2001	6,347,172	$6	$25,941	$32,056	269,900	$(1,631)
Common Stock issuance under Employee Stock Purchase Plan	7,366		44
Exercise of Stock Options	200,000	1	1,875
Tax Benefit from Purchase of Stock Options			417
Net income				2,092

Balance at December 31, 2002	6,554,538	7	28,277	34,148	269,900	(1,631)
Common Stock issuance under Employee Stock Purchase Plan	9,768		52
Net loss				(1,417)

Balance at December 31, 2003	6,564,306	7	28,329	32,731	269,900	(1,631)
Common Stock issuance under Employee Stock Purchase Plan	9,057		85
Exercise of Stock Options	27,749		285
Net income				7,131

Balance at December 31, 2004	6,601,112	$7	$28,699	$39,862	269,900	$(1,631)

On October 19, 1998, the Company initiated a stock repurchase program to repurchase up to 315,000 shares of its outstanding Common Stock in open market transactions at market prices. The Company is authorized to repurchase 45,100 remaining shares of Common Stock under this program as of December 31, 2004.

The Company has 1,980,000 authorized shares of Senior Preferred Stock. At December 31, 2004 and 2003, there were no shares issued or outstanding.

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

Note 7: Basic and Diluted Earnings Per Share

The computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 is performed as follows:

	2004		2003		2002
(dollars in thousands, except share and per share amounts)	Income	Shares	Income	Shares	Income	Shares
Income (loss) available to common Stockholders	$7,131	6,304,909	$(1,417)	6,287,088	$2,092	6,203,800
Effect of dilutive securities		74,670		—		32,048

Income available to common Stockholders plus assumed conversion	$7,131	6,379,579	$(1,417)	6,287,088	$2,092	6,235,848

Earnings (Loss) Per Common Share
Basic	$1.13		$(0.23)		$0.34
Diluted	$1.12		$(0.23)		$0.34

The Company had 10,536 common stock equivalents outstanding for fiscal 2003 that were not included in the common share computations for earnings (loss) per share, as the common stock equivalents are anti-dilutive.

Note 8: Stock-Based Compensation Plans

At December 31, 2004, the Company has three incentive compensation plans that are described below:

Stock Incentive Plan

The Company maintains the Stock Incentive Plan that has been adopted and amended from time to time by the Company’s Board of Directors, and approved by its stockholders. The Stock Incentive Plan permits the issuance of stock options to non-employee directors, other than those directors owning more than 5% of the Company’s outstanding Common Stock, officers and other key employees of the Company who are expected to contribute to the Company’s future growth and success. The Company may grant options up to a maximum of 950,000 shares of Common Stock, of which 190,243 are available for grant at December 31, 2004. The option price is equal to the fair market value of the Common Stock at the date of grant. Options granted to non-employee directors vest over a three-year period, and options granted to employees vest over a four-year period. All options under the Stock Incentive Plan will expire no later than ten years after the grant date.

A summary of the Stock Incentive Plan activity as of and for the years ended December 31, 2004, 2003 and 2002 is presented below:

	2004		2003		2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Fixed Options
Outstanding at beginning of year	482,999	$8.99	427,999	$9.38	617,500	$9.36
Granted	92,000	11.15	56,500	5.91	25,000	10.31
Exercised	(27,749)	8.44	—	—	(200,000)	9.40
Forfeited	(35,575)	8.95	(1,500)	7.10	(14,501)	9.86

Outstanding at end of year	511,675	$9.14	482,999	$8.99	427,999	$9.38

Options exercisable at year-end	362,925		379,160		331,996

Weighted-average fair value of options granted during the year		$9.04		$2.93		$5.09

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$ 5.12 to $ 7.35	162,375	6.8	$6.49	111,200	$6.70
$ 8.45 to $ 10.00	169,500	4.6	$8.93	136,975	$8.77
$10.25 to $15.60	179,800	4.6	$11.73	114,750	$11.64

Outstanding at end of year	511,675	5.3	$9.14	362,925	$9.04

Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan (the “Stock Purchase Plan”), the Company is authorized to issue up to 90,000 shares of Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose as of January 1 and July 1 of each year to have up to 10% of their total earnings withheld to purchase up to 100 shares of the Company’s Common Stock each six-month period. The purchase price of the stock is 85% of the lower of its beginning-of-the-period or end-of-the-period market prices. At December 31, 2004, the Company has issued 71,720 shares of Common Stock since the plan’s inception.

Cash Incentive Plans

The Company has a management cash incentive plan covering certain key executives and employees and profit-sharing plans that cover the remaining employees. The profit-sharing plans provide for the sharing of pre-tax profits in excess of specified amounts. For the years ended December 31, 2004, 2003 and 2002, the Company expensed $1,965,000, $168,000 and $511,000, respectively, under these plans.

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

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

The total expense for the years ended December 31, 2004, 2003 and 2002 was $654,000, $512,000 and $418,000, respectively.

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

On April 7, 2003, United States Aviation Underwriters, Inc. (“USAU”), a New York corporation, as managers and on behalf of United States Aircraft Insurance Group (“USAIG”), the Company’s Aircraft Products Liability insurance carrier, filed suit in the Court of Common Pleas of Allegheny County, Pennsylvania asking the court for a declaratory judgment as to what actual liability and obligations were applicable to USAIG relating to the insurance policy issued to the Company, and the allegations made by Teledyne. The Company and USAU reached a settlement agreement as of May 1, 2004 regarding the allocation of certain potential costs associated with the Teledyne claim and have agreed to jointly file a motion to have the declaratory suit dismissed. On July 27, 2004, the suit brought by USAU was dismissed.

On January 28, 2005, the Company filed suit in the Court of Common Pleas of Allegheny County, Pennsylvania, asking the court for a judgment demanding payment from a financially distressed customer for an outstanding receivable balance, together with pre- and post-judgment interest, an award of the costs and expenses the Company has incurred in pursuing this action and such other relief as the court deems proper. At December 31, 2004, the Company included the value of the outstanding receivable balance in its allowance for doubtful accounts. In 2005, the Company received a partial payment of $110,000 from this customer and will pursue collecting the remaining balance.

The Company maintains a supply contract agreement with Talley Metals Technology, Inc., a subsidiary of Carpenter Technology Corporation (“Talley Metals”). While the initial term of the agreement expired December 31, 2002, the agreement continues to automatically renew with the placement of new orders each month and requires a 90-day written notice to terminate by either party. In addition, Talley Metals is required under the agreement to purchase a minimum of 1,000 tons of stainless reroll billet products each calendar month and average at least 1,250 tons per month during the last twelve-month period. The value of the contract on a monthly basis will depend on product mix and key raw material prices. During 2002 and 2003, the Company waived Talley Metals’ requirement to purchase the monthly minimum quantity of stainless reroll billets due to market conditions.

The Company’s purchase obligations include the value of all open purchase orders with established quantities and purchase prices as well as minimum purchase commitments, all made in the normal course of business. At December 31, 2004, the Company’s total purchase obligations are $8,963,000, of which $8,309,000 and $654,000 will be due in years 2005 and 2006, respectively.

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

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

For the years ended December 31,	2004	2003	2002
(dollars in thousands)
Net Sales
Universal Stainless & Alloy Products	$108,234	$59,585	$70,120
Dunkirk Specialty Steel	34,723	19,875	10,483
Intersegment	(22,315)	(10,471)	(9,726)

	$120,642	$68,989	$70,877

Operating Income (Loss)
Universal Stainless & Alloy Products	$7,493	$(249)	$5,013
Dunkirk Specialty Steel	3,088	(2,133)	(1,990)
Intersegment	(312)	—	—

	$10,269	$(2,382)	$3,023

Interest Expense and Other Financing Costs(a)
Universal Stainless & Alloy Products	$268	$238	$330
Dunkirk Specialty Steel	154	145	125

	$422	$383	$455

Other Income, Net
Universal Stainless & Alloy Products	$35	$85	$119
Dunkirk Specialty Steel	1,084	43	338

	$1,119	$128	$457

Depreciation and Amortization
Universal Stainless & Alloy Products	$2,944	$2,961	$3,049
Dunkirk Specialty Steel	117	102	81

	$3,061	$3,063	$3,130

Capital Expenditures
Universal Stainless & Alloy Products	$3,047	$940	$2,104
Dunkirk Specialty Steel	478	253	1,928
Corporate	61	—	162

	$3,586	$1,193	$4,194

(a)	Includes amortization of deferred financing costs and debt discount of $15,000, $30,000 and $141,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

December 31,	2004	2003
(dollars in thousands)
Assets
Universal Stainless & Alloy Products	$86,375	$65,025
Dunkirk Specialty Steel	18,418	11,128
Corporate	3,047	8,772

	$107,840	$84,925

The following table presents net sales by product line:

For the years ended December 31,	2004	2003	2002
(dollars in thousands)
Stainless steel	$94,530	$52,546	$56,813
Tool steel	17,075	9,673	6,643
High-strength low alloy steel	3,682	2,869	2,213
High-temperature alloy steel	2,468	2,482	3,474
Conversion services	2,386	1,079	1,495
Other	501	340	239

Total net sales	$120,642	$68,989	$70,877

Net sales to the Company’s largest customer and its affiliates, which were generated primarily from the Bridgeville operation, approximated 23%, 25% and 35% of total 2004, 2003 and 2002 sales, respectively. The accounts receivable balances from this customer comprised approximately 13% and 24% of total accounts receivable at December 31, 2004 and 2003, respectively.

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

Through December 31, 2004, the Company has sold certain assets for $31,000 and has invested $33,000 to prepare certain assets for sale. While the specific identification of individual assets to be sold continues, management intends to sell an office building located on the property. Based on available information, management believes the market value of the office building supports the recorded asset value. Future costs will be expensed as incurred in accordance with SFAS 146.

The assets purchased by Dunkirk Specialty Steel were previously owned and operated by AL Tech Specialty Steel, Inc. and Empire Specialty Steel, Inc. During their ownership, both organizations participated in several anti-dumping lawsuits with other domestic specialty steel producers. The Continued Dumping and Subsidy Offset Act of 2000 (“CDSOA”) provides for payment of import duties collected by the U.S. Treasury to domestic companies injured by unfair foreign trade practices. In accordance with CDSOA, the Company filed claims to receive their appropriate share of the import duties collected. In 2002, the Company received $310,000, net of expenses, which is included in other income. In 2003, the Company received notice that it was awarded $604,000, of which $10,000 was received. The remaining payment was delayed pending the outcome of a hearing before the U.S. Court of Appeals for the Federal Circuit in a lawsuit challenging the distribution method of the import duties. The remaining payment, as well as the 2004 award of $507,000, was received and recognized as income in 2004, net of expenses incurred. On January 28, 2005, the Company received an additional $59,000 from the U.S. Treasury, representing an increase in the total allocation of available funds awarded to the Company for 2004.

UNIVERSAL STAINLESS & ALLOW PRODUCTS, INC. 2004 ANNUAL REPORT

Note 13: Quarterly Financial Data (unaudited)

(dollars in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004 Data
Net sales	$21,307	$29,026	$33,297	$37,012
Gross profit	1,963	4,495	5,596	5,616
Operating income	435	2,548	3,723	3,563
Net income	277	1,566	2,745	2,593

Earnings per common share:
Basic	$0.04	$0.25	$0.44	$0.41
Diluted	$0.04	$0.25	$0.43	$0.40

2003 Data
Net sales	$14,700	$16,837	$18,625	$18,827
Gross profit	20	896	1,329	1,210
Operating (loss)	(1,373)	(629)	(178)	(202)
Net (loss)	(583)	(440)	(121)	(273)

(Loss) per common share:
Basic	$(0.09)	$(0.07)	$(0.02)	$(0.04)
Diluted	$(0.09)	$(0.07)	$(0.02)	$(0.04)

Earnings per share amounts for each quarter are required to be computed independently. As a result, their sum may not equal the total year earnings per share amounts.

FIVE-YEAR SUMMARY

For the years ended December 31,	2004	2003	2002	2001	2000(a)
(dollars in thousands, except per share amounts)
Summary of Operations

Net sales	$120,642	$68,989	$70,877	$90,658	$88,347
Operating income (loss)	10,269	(2,382)	3,023	12,544	11,488
Income (loss) before cumulative effect of accounting change	7,131	(1,417)	2,092	7,639	6,610
Cumulative effect of accounting change, net of tax	—	—	—	—	(1,546)
Net income (loss)	7,131	(1,417)	2,092	7,639	5,064

Pro Forma Summary of Operations(b)

Net sales	$120,642	$68,989	$70,877	$90,658	$88,347
Operating income (loss)	10,269	(2,382)	3,023	12,544	11,488
Net income (loss)	7,131	(1,417)	2,092	7,639	6,610

Financial Position at Year-End

Working capital	$47,918	$33,414	$33,538	$28,655	$23,558
Total assets	107,840	84,925	84,044	79,446	73,747
Total debt	14,234	7,543	9,473	8,322	10,007
Stockholders’ equity	66,937	59,436	60,801	56,372	48,767

Common Share Data

Basic earnings (loss) per share:
As reported	$1.13	$(0.23)	$0.34	$1.26	$0.83
Pro forma under SAB 101(b)	1.13	(0.23)	0.34	1.26	1.09
Diluted earnings (loss) per share:
As reported	1.12	(0.23)	0.34	1.25	0.83
Pro forma under SAB 101(b)	1.12	(0.23)	0.34	1.25	1.09
Stockholders’ equity	10.57	9.44	9.67	9.28	8.03

Other Data

Cash flow (used in) provided by:
Operating activities	$(9,717)	$3,378	$3,824	$11,905	$6,285
Investing activities	(3,586)	(1,193)	(5,477)	(5,253)	(4,598)
Financing activities	8,809	(1,158)	(493)	(2,307)	(1,446)
Capital expenditures	3,586	1,193	4,194	5,253	4,598
Depreciation and amortization	3,061	3,093	3,271	2,782	2,466
Return on stockholders’ equity	11.3%	(2.3)%	3.7%	13.6%	10.4%
Debt to total capitalization	17.5	11.3	13.5	12.9	17.0
Employees	463	383	393	304	280
Customers	452	399	372	288	250

Average Shares Outstanding (in thousands)
Basic	6,305	6,287	6,204	6,080	6,075
Diluted	6,379	6,287	6,236	6,097	6,080

(a)	Includes $12,462,000 of net sales and $9,988,000 of cost of sales associated with revenues recognized in 1999 but deferred until 2000 as a result of implementing Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). The 2000 results of operations also include the impact of changing the Company’s Standard Terms and Conditions to more closely reflect the substance of its sales transactions.
(b)	Includes the effect of implementing SAB 101 as required under generally accepted accounting principles in 2000.